5/22



Follow-Up
Materials



08002762

MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IFC

COMPANY NAME: International Finance Corp

COMPANY ADDRESS: ____________

COMPANY STATUS: ACTIVE A BRANCH: ____

FILE NO.: 83-00005 FISCAL YEAR: ____

(03/94)

083-00005

RECEIVED
2008 MAY 22 A 10: 15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

INTERNATIONAL FINANCE CORPORATION


IFC
INTERNATIONAL FINANCE CORPORATION

Consolidated Condensed
Quarterly Financial Statements
December 31, 2007
(Unaudited)

CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

December 31, 2007 (unaudited)

Contents

	Page
Consolidated condensed balance sheets	1
Consolidated condensed income statements	2
Consolidated condensed statements of comprehensive income	3
Consolidated condensed statements of changes in capital	4
Consolidated condensed statements of cash flows	5
Notes to consolidated condensed financial statements	6
Report of independent accountants	23

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED CONDENSED BALANCE SHEETS

as of December 31, 2007 (unaudited) and June 30, 2007 (unaudited)

(US$ millions)

	December 31	June 30 (As restated)
Assets		
Cash and due from banks	$ 285	$ 382
Time deposits	6,365	4,979
Trading securities	12,798	14,297
Securities purchased under resale agreements	222	230
Investments - Note C		
Loans ($22 - December 31, 2007 and $0 - June 30, 2007 at fair value) (net of reserves against losses of $837 - December 31, 2007 and $832 - June 30, 2007)	12,988	11,818
Equity investments ($6,121 - December 31, 2007 and $0 - June 30, 2007 at fair value)	8,305	3,245
Debt securities	1,472	733
Total investments	22,765	15,796
Derivative assets	1,534	1,151
Receivables and other assets	3,780	3,764
Total assets	**$ 47,749**	**$ 40,599**
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 5,904	$ 4,973
Borrowings outstanding		
From market sources ($17,557 - December 31, 2007 and $0 - June 30, 2007 at fair value)	17,948	15,817
From International Bank for Reconstruction and Development	55	62
Total borrowings	18,003	15,879
Derivative liabilities	1,178	1,285
Payables and other liabilities	2,982	4,445
Total liabilities	28,067	26,582
Capital		
Capital stock, authorized 2,450,000 shares of $1,000 par value each		
Subscribed	2,366	2,366
Less: Portion not yet paid	(1)	(1)
Total capital stock	2,365	2,365
Accumulated other comprehensive income	4,347	442
Retained earnings	12,970	11,210
Total capital	19,682	14,017
Total liabilities and capital	**$ 47,749**	**$ 40,599**

The notes to consolidated condensed financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED CONDENSED INCOME STATEMENTS

for each of the three and six months ended December 31, 2007 (unaudited) and December 31, 2006 (unaudited)

(US$ millions)

	Three months ended December 31,		Six months ended December 31,	
	2007	2006 (As restated)	2007	2006 (As restated)
Interest and financial fees from loans and debt securities	$ 298	$ 296	$ 593	$ 533
Income from liquid asset trading activities - Note B	235	111	488	357
Charges on borrowings	(215)	(205)	(420)	(400)
Income from equity investments - Note E	491	1,100	975	1,757
(Provision for) release of provision for losses on loans and guarantees - Note C	20	(20)	(1)	29
Income from loans, equity investments, debt securities and liquid asset trading activities, after (provision for) release of provision for losses on loans and guarantees	**829**	**1,282**	**1,635**	**2,276**
Other income				
Service fees	15	10	29	21
Other	16	14	26	20
Total other income	**31**	**24**	**55**	**41**
Other expenses				
Administrative expenses	148	126	286	243
Expense from pension and other postretirement benefit plans	-	4	-	7
Foreign currency transaction losses (gains) on non-trading activities	26	(2)	53	(3)
Other	3	2	6	2
Total other expenses	**177**	**130**	**345**	**249**
Income before expenditures for advisory services, expenditures for performance-based grants and net gains (losses) on other non-trading financial instruments accounted for at fair value	**683**	**1,176**	**1,345**	**2,068**
Expenditures for advisory services - Note H	(13)	(17)	(48)	(39)
Expenditures for performance-based grants - Note H	(1)	-	(1)	-
Income before net gains (losses) on other non-trading financial instruments accounted for at fair value	**669**	**1,159**	**1,296**	**2,029**
Net gains (losses) on other non-trading financial instruments accounted for at fair value - Note F	35	(69)	29	(39)
Net income	**$ 704**	**$ 1,090**	**$ 1,325**	**$ 1,990**

The notes to consolidated condensed financial statements are an integral part of these statements.

CONSOLIDATED CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

for each of the three and six months ended December 31, 2007 (unaudited) and December 31, 2006 (unaudited)

(US$ millions)

	Three months ended December 31,		Six months ended December 31,	
	2007	2006 (As restated)	2007	2006 (As restated)
Net income	$ 704	$ 1,090	$ 1,325	$ 1,990
Other comprehensive income				
Unrealized gains on debt securities accounted for as available-for-sale	10	14	38	18
Unrealized gains on equity investments accounted for as available-for-sale	184	-	943	-
Unrecognized net actuarial gains and unrecognized prior service credits on benefit plans	-	-	1	-
Translation adjustments on investments accounted for under the equity method	-	2	-	2
Total comprehensive income	$ 898	$ 1,106	$ 2,307	$ 2,010

The notes to consolidated condensed financial statements are an integral part of these statements.

INTERNATIONAL FINANCE CORPORATION

CONSOLIDATED CONDENSED STATEMENTS OF CHANGES IN CAPITAL

for each of the six months ended December 31, 2007 (unaudited) and December 31, 2006 (unaudited)

(US$ millions)

	Retained earnings					
	Undesignated (As restated)	Designated (As restated)	Total (As restated)	Accumulated other comprehensive income (As restated)	Capital stock [1] (As restated)	Total capital (As restated)
At June 30, 2007	**$ 10,604**	**$ 606**	**$ 11,210**	**$ 442**	**$ 2,365**	**$ 14,017**
Cumulative effect of adoption of SFAS No. 157 - Note L				2,925		2,925
Cumulative effect of adoption of SFAS No. 159 - Note L	435		435	(2)		433
At June 30, 2007 after cumulative effect adjustments	**$ 11,039**	**$ 606**	**$ 11,645**	**$ 3,365**	**$ 2,365**	**$ 17,375**
Six months ended December 31, 2007						
Net income	1,325		1,325			1,325
Other comprehensive income				982		982
Expenditures against designated retained earnings - Note H	49	(49)				-
Designations of retained earnings - Note H	(870)	870				-
At December 31, 2007	**$ 11,543**	**$ 1,427**	**$ 12,970**	**$ 4,347**	**$ 2,365**	**$ 19,682**
At June 30, 2006	**$ 7,868**	**$ 852**	**$ 8,720**	**$ 57**	**$ 2,364**	**$ 11,141**
Six months ended December 31, 2006						
Net income	1,990		1,990			1,990
Other comprehensive income				20		20
Expenditures against designated retained earnings - Note H	39	(39)	-			-
At December 31, 2006	**$ 9,897**	**$ 813**	**$ 10,710**	**$ 77**	**$ 2,364**	**$ 13,151**

[1] Capital stock includes payments received on account of pending subscriptions.

The notes to consolidated condensed financial statements are an integral part of these statements.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

for the six months ended December 31, 2007 (unaudited) and December 31, 2006 (unaudited)

(US$ millions)

	2007	2006 (As restated)
Cash flows from loans and equity investment activities		
Loan disbursements	$ (2,322)	$ (2,630)
Equity disbursements	(911)	(392)
Investments in debt securities	(719)	(193)
Loan repayments	1,408	1,273
Equity redemptions	9	1
Debt securities repayments	2	2
Sales of equity investments	808	1,953
Sales of debt securities	37	-
Net cash (used in) provided by investing activities	**(1,688)**	**14**
Cash flows from financing activities		
Drawdown of borrowings	2,707	1,025
Repayment of borrowings	(1,204)	(335)
Net cash provided by financing activities	**1,503**	**690**
Cash flows from operating activities		
Net income	1,325	1,990
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Realized capital gains on equity sales	(606)	(1,607)
Unrealized gains on equity investments at fair value	(121)	-
Income from investments accounted for under the equity method	-	30
Equity investment impairment write-downs	24	21
Provision for (release of provision for) losses on loans and guarantees	1	(29)
Foreign currency transaction losses (gains) on non-trading activities	53	(3)
Net losses (gains) on other non-trading financial instruments accounted for at fair value	(29)	39
Change in accrued income on loans, time deposits and securities	(53)	236
Change in payables and other liabilities	(235)	1,001
Change in receivables and other assets	(1,061)	(650)
Change in trading securities and securities purchased and sold under resale and repurchase agreements	2,154	(1,976)
Net cash provided by (used in) operating activities	**1,452**	**(948)**
Change in cash and cash equivalents	1,267	(244)
Effect of exchange rate changes on cash and cash equivalents	22	(21)
Net change in cash and cash equivalents	1,289	(265)
Beginning cash and cash equivalents	5,361	3,118
Ending cash and cash equivalents	**$ 6,650**	**$ 2,853**
Composition of cash and cash equivalents		
Cash and due from banks	$ 285	$ 301
Time deposits	6,365	2,552
Total cash and cash equivalents	**$ 6,650**	**$ 2,853**
Supplemental disclosure		
Change in ending balances resulting from exchange rate fluctuations:		
Loans outstanding	$ (219)	$ (122)
Borrowings	483	214
Charges on borrowings paid, net	408	359

The notes to consolidated condensed financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

PURPOSE

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group, which also includes the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), and the Multilateral Investment Guarantee Agency (MIGA). IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans and equity investments where sufficient private capital is not otherwise available on reasonable terms. IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through cofinancing or through loan participations, underwritings and guarantees. In addition to project finance and resource mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The consolidated condensed financial statements include the financial statements of IFC and three variable interest entities (VIEs) (see Note K). The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP).

Consolidated condensed financial statements presentation – Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

The consolidated condensed financial statements are presented in a manner consistent with IFC's audited consolidated financial statements as of and for the year ended June 30, 2007 and, in the opinion of the management, all adjustments (consisting generally of normal recurring accruals) necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. The consolidated condensed balance sheet as of June 30, 2007, included for comparative purposes only, is derived from those audited consolidated financial statements. For further information, refer to the consolidated financial statements and notes thereto included in IFC's Annual Report for the fiscal year ended June 30, 2007.

The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending June 30, 2008.

Use of estimates – The preparation of the consolidated condensed financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated condensed financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the adequacy of the reserve against losses on loans and impairment of equity investments; estimated fair values of all derivative instruments and related financial instruments in qualifying hedging relationships; and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied. See Note L for more information on IFC's use of fair value measurements.

Fair Value Option and Fair Value Measurements – IFC adopted the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 159, *The Fair Value Option of Financial Assets and Financial Liabilities* (SFAS No. 159 or the Fair Value Option) as of July 1, 2007 and elected to apply the Fair Value Option to the following financial assets and financial liabilities existing at the time of adoption and entered into during the three and six months ended December 31, 2007:

(i) direct equity investments in which IFC has significant influence and loans to such investees;
(ii) direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and certain investments in Limited Liability Partnerships (LLPs) and Limited Liability Corporations (LLCs) that maintain specific ownership accounts and loans to such investees; and
(iii) all market borrowings, except for such borrowings having no associated derivative instruments.

The reasons for electing the Fair Value Option for these financial assets and financial liabilities and more information about the adoption of SFAS No. 159 are discussed in more detail in Note L.

IFC also adopted SFAS No. 157, *Fair Value Measurements (SFAS No. 157)* effective July 1, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. Pursuant to the adoption of SFAS No. 157, IFC now reports equity investments that are listed in markets that provide readily determinable fair values at fair value, with unrealized gains and losses being reported in other comprehensive income. Further disclosures of fair value measurements are provided in Note L.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Translation of currencies – Assets and liabilities not denominated in United States dollars (US dollars or $), other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at December 31, 2007 and June 30, 2007. Disbursed equity investments, other than those accounted for at fair value are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.

Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees. Effective July 1, 2007, certain loans are carried at fair value in accordance with the Fair Value Option as noted above (Note L).

IFC enters into loans with income participation, prepayment and conversion features; these features are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities* as amended to the extent they meet the definition of a derivative and are not considered to be clearly and closely related to their host loan contracts.

Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Beginning in the year ended June 30, 2006, IFC began amortizing net loan origination costs and fees over the estimated life of the originated loan to which the fees relate. Prior to the year ended June 30, 2006, loan origination costs were expensed as incurred, and loan origination fees were recognized as income when received. The net of loan origination fees and loan origination costs was considered insignificant. Prepayment fees are recorded as income when received in freely convertible currencies.

IFC does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the consolidated condensed balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the consolidated condensed balance sheet.

Reserve against losses on loans – IFC recognizes impairment on loans not carried at fair value in the consolidated condensed balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income on a quarterly basis, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.

Management determines the aggregate level of the reserve against losses on loans, taking into account established guidelines and its assessment of recent portfolio quality trends. The guidelines include internal country and loan risk ratings, and the impairment potential of the loan portfolio based on IFC's historical portfolio loss experience on mature loans.

The reserve against losses on loans reflects estimates of both probable losses already identified and probable losses inherent in the portfolio but not specifically identifiable. The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower and is established through review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. Unidentified probable losses are the expected losses over a three-year risk horizon, in excess of identified probable losses. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are offset by recoveries associated with previously written-off loans.

Equity investments – IFC invests for current income, capital appreciation, developmental impact, or all three; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLP and LLC, and/or as an investor in a private equity fund.

Revenue recognition on equity investments – Effective July 1, 2007, equity investments which are listed in markets that provide readily determinable fair values are accounted for as available-for-sale securities at fair value with unrealized gains and losses being reported in other comprehensive income in accordance with SFAS No. 115, *Accounting for certain Investments in Debt and Equity Securities.* As noted above under "Fair Value Option and Fair Value Measurements", also effective July 1, 2007, direct equity investments in which IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and certain investments in LLPs and LLCs that maintain specific ownership accounts are accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC does not have significant influence (and prior to July 1, 2007 certain investments representing more than 20% ownership) and which are not listed in markets that provide readily determinable fair values are carried at cost less impairment.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Prior to July 1, 2007, IFC's investments in companies where it had significant influence and certain investments in LLPs and LLCs that maintain specific ownership accounts were accounted for under the equity method.

IFC's investments in certain private equity funds in which IFC is deemed to be the Primary Beneficiary of a VIE, as the presumption of control by the fund manager or the general partner has been overcome, are fully consolidated into IFC's books. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is principally applied to IFC's investments in its oil and gas unincorporated joint ventures (UJVs). IFC's share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

Unrealized gains and losses on equity investments accounted for at fair value under the Fair Value Option are reported in income from equity investments on the consolidated condensed income statement. Unrealized gains and losses on equity investments listed in markets that provide readily determinable fair values are reported in other comprehensive income.

Dividends and profit participations received on equity investments are generally recorded as income when received in freely convertible currencies. Realized capital gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income in income from equity investments when received in freely convertible currencies. Capital losses are recognized when incurred.

IFC enters into put and call option and warrant agreements in connection with equity investments; these are accounted for in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* as amended to the extent they meet the definition of a derivative.

Impairment of equity investments – Equity investments accounted for at cost less impairment are assessed for impairment each quarter. When an impairment is identified and is deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Impairment losses are not reversed for subsequent recoveries in value of the equity investment until it is sold.

Debt securities – Debt securities in the investment portfolio are classified as available-for-sale and carried at fair value on the consolidated condensed balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized. Interest on debt securities is included in interest and financial fees from loans and debt securities on the consolidated condensed income statement.

IFC invests in certain debt securities with conversion features; these features are accounted for in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* as amended to the extent they meet the definition of a derivative.

Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when IFC's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the consolidated condensed balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. These reserves are included in the reserve against losses on loans on the consolidated condensed balance sheet. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis.

Designations of retained earnings – Beginning in the year ended June 30, 2004, IFC established funding mechanisms for specific purposes through designations of retained earnings. In the year ended June 30, 2005, IFC established a funding mechanism for performance-based grants (PBG) through a designation of retained earnings. Further, in the year ended June 30, 2006, IFC also designated retained earnings for grants to IDA for use by IDA in the provision of grants to further IFC's mandates in certain IDA member countries. Total designations of retained earnings are determined based on IFC's annual income before expenditures against designated retained earnings and net gains and losses on other non-trading financial instruments accounted for at fair value in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Expenditures resulting from such designations are recorded as expenses in IFC's consolidated condensed income statement in the year in which they occur, also having the effect of reducing the respective designated retained earnings for such purposes. Expenditures are deemed to have occurred when IFC has ceded control of the funds to the recipient. If the recipient organization is deemed to be controlled by IFC, the expenditure is deemed to have occurred only when the recipient organization expends the funds to a non-related party. On occasion, recipient organizations which are deemed to be controlled by IFC will acquire certain investment assets other than cash. These investments have had no material impact on IFC's financial position, results of operations, or cash flows. In such cases, IFC includes those assets on its consolidated condensed balance sheet, where they remain until the recipient organization disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient organization. Investments resulting from such designations are recorded on IFC's consolidated condensed balance sheet in the year in which they occur, also having effect of reducing the respective designated retained earnings for such purposes.

Liquid asset portfolio – IFC's liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include long and short positions in highly rated fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Securities and related derivative instruments within IFC's liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities.

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as an element of liquidity in the consolidated condensed statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition.

Repurchase and resale agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is IFC's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.

Borrowings – To diversify its access to funding and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, IFC simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Effective July 1, 2007, substantially all borrowings are carried at fair vale under the Fair Value Option with changes in fair value reported in net gains and losses on other non-trading financial instruments accounted for at fair value on the consolidated condensed income statement

Prior to July 1, 2007, where borrowings were part of a designated hedging relationship employing derivative instruments, the carrying amount was adjusted for changes in fair value attributable to the risk being hedged. Adjustments for changes in fair value attributable to hedged risks were reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the consolidated condensed income statement. Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings. All other borrowings were recorded at the amount repayable at maturity, adjusted for unamortized premiums and unaccreted discounts.

Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, client risk management, borrowing, liquid asset portfolio management and asset and liability management.

All derivative instruments are recorded on the consolidated condensed balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, equity investments, and market borrowing transactions entered into on or after January 1, 1999, are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the consolidated condensed balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio management activities are recorded in net gains and losses on other non-trading financial instruments accounted for at fair value.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Prior to July 1, 2007, subject to certain specific qualifying conditions in SFAS No. 133, as amended, a derivative instrument may have been designated either as a hedge of the fair value of an asset or liability (fair value hedge), or as a hedge of the variability of cash flows of an asset or liability or forecasted transaction (cash flow hedge). For a derivative instrument qualifying as a fair value hedge, fair value gains or losses on the derivative instrument were reported in net gains and losses on other non-trading financial instruments accounted for at fair value, together with offsetting fair value gains or losses on the hedged item that are attributable to the risk being hedged. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are reported in other comprehensive income and released to net income in the period(s) in which the effect on net income of the hedged item is recorded. Fair value gains and losses on derivative instruments not in the liquid asset portfolio and not qualifying as a hedge were reported in net gains and losses on other non-trading financial instruments accounted for at fair value.

Prior to July 1, 2007, IFC designated certain hedging relationships in its borrowing activities as fair value hedges. IFC generally matched the terms of its derivatives with the terms of the specific underlying borrowing hedged, in terms of currencies, maturity dates, reset dates, interest rates, and other features. However, the valuation methodologies applied to the derivative and the hedged financial instrument differed. The resulting ineffectiveness calculated for such relationships was recorded in net gains and losses on other non-trading financial instruments accounted for at fair value in the consolidated condensed income statement.

IFC has not designated any hedging relationships as cash flow hedges and subsequent to June 30, 2007, IFC has not designated any hedging relationships as fair value hedges.

The risk management policy for each of IFC's principal business activities and the accounting policies particular to them are described below.

Lending activities IFC's policy is to closely match the currency, rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. IFC has elected not to designate hedging relationships for all lending-related derivatives.

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC's loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reflected currently in net income. Fees and spreads charged on these transactions are recorded in other fees in the consolidated condensed income statement on an accrual basis.

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with IFC's matched funding policy. Prior to July 1, 2007 IFC designated the majority of derivatives associated with borrowing activities as fair value hedges of the underlying borrowings. There were a small number of fair value-like and cash flow-like hedging transactions for which no hedge relationships were designated. Effective July 1, 2007, IFC elected to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument is used to create a fair value-like or cash flow-like hedge relationship. Changes in the fair value of the borrowings, carried at fair value, and the matching derivatives are both recognized in earnings as those changes occur. Subsequent to June 30, 2007, these items are no longer designated as hedges.

Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with IFC's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in income from liquid assets. Prior to July 1, 2007, no hedging relationships had been designated.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through spot sales or purchases. Interest rate risk due to reset date mismatches is reduced by synchronizing the reset dates on assets and liabilities and managing overall interest rate risk on an aggregate basis. Interest rate risk arising from mismatches due to writedowns, prepayments and reschedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if IFC's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities.

Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC's consolidated condensed balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC's consolidated condensed balance sheet, with the related secured borrowings included in payables and other liabilities on IFC's consolidated condensed balance sheet.

Pension and other postretirement benefits – IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the consolidated condensed income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Variable Interest Entities – In January 2003, the FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46)*. During December 2003, FASB replaced FIN 46 with FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46R)*. FIN 46 and FIN 46R define certain VIEs and require parties to such entities to assess and measure variable interests in the VIEs for the purpose of determining possible consolidation of the VIEs. Variable interests can arise from financial instruments, service contracts, guarantees, leases or other arrangements with a VIE. An entity that will absorb a majority of a VIE's expected losses or expected residual returns is deemed to be the primary beneficiary of the VIE and must include the assets, liabilities, and results of operations of the VIE in its consolidated condensed financial statements.

IFC has a number of investments in VIEs which it manages and supervises in a manner consistent with other portfolio investments. Note K provides further details regarding IFC's variable interests in VIEs.

Accounting and financial reporting developments – During the year ended June 30, 2006, IFC changed its accounting principle with respect to the amortization of loan origination fees and loan origination costs. Prior to the year ended June 30, 2006, the net of loan origination fees and costs was considered to be insignificant. Beginning in year ended June 30, 2006, IFC began amortizing loan origination fees and costs on an effective yield basis.

During the year ended June 30, 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Instruments - an amendment of FASB Statements Nos. 133 and 140* (SFAS No. 155) and SFAS No. 156, *Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140* (SFAS No. 156). Both SFAS No. 155 and SFAS No. 156 are effective for fiscal years beginning after September 15, 2006, which would be the year ending June 30, 2008 for IFC. The adoption of SFAS No. 155 and SFAS No. 156 did not have a material impact on the financial position, results of operations or cash flow of IFC.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* (SFAS No. 158). SFAS No. 158 requires employers to recognize on their balance sheet the funded status of their defined benefit postretirement plans, measured as the difference between the fair value of plan assets and the benefit obligations, and to recognize as part of Other Comprehensive Income the gains and losses and prior service costs or credits that arise during the period to the extent they are not recognized as components of the net periodic benefit cost. Additionally, upon adoption, SFAS No. 158 requires the unrecognized net actuarial gain or loss and the unrecognized prior service cost to be recognized in Accumulated Other Comprehensive Income and that these amounts be adjusted as they are subsequently recognized as components of net periodic benefit cost, based upon the current amortization and recognition requirements of SFAS No. 87, *Employers' Accounting for Pensions* (SFAS No. 87) and SFAS No. 106, *Employers' Accounting for Postretirement Benefits* (SFAS No. 106). SFAS No. 158 was adopted in IFC's consolidated financial statements as of June 30, 2007.

In November 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) on Issue No. 06-9, *Reporting a Change in (or the Elimination of) a Previously Existing Difference Between the Fiscal Year-End of a Parent Company and That of a Consolidated Entity or Between the Reporting Period of an Investor and That of an Equity Method Investee* (EITF 06-9). EITF 06-9 is effective for IFC beginning on January 31, 2007. The adoption of EITF No. 06-9 did not have a material impact on the financial position, results of operations or cash flow of IFC.

In June 2007, the American institute of Certified Public Accountants (AICPA) issued Statement of Position No. 07-1 (SOP No 07-1), *Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies*. SOP No. 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide for Investment Companies (the Guide). Investment Companies that are within the scope of the Guide report investments at fair value. On October 17, 2007, FASB decided to defer indefinitely the effective date of SOP No. 07-1. IFC continues to evaluate the provisions of SOP No. 07-1.

In addition, during the six months ended December 31, 2007, the FASB issued and/or approved various FASB Staff Positions, EITF Issues Notes, and other interpretative guidance related to Statements of Financial Accounting Standards and Accounting Principles Board (APB) Opinions. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on either the financial position, results of operations or cash flows of IFC.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE B – INCOME FROM LIQUID ASSET PORTFOLIO

Income from the liquid asset trading portfolio for the three and six months ended December 31, 2007 and 2006 comprise (US$ millions):

	Three months ended December 31,		Six months ended December 31,	
	2007	2006	2007	2006
Interest income	178	124	350	323
Net gains (losses) on trading activities:				
Realized	37	27	21	9
Unrealized	15	(39)	97	24
Net gains (losses) on trading activities	52	(12)	118	33
Foreign currency transaction gains (losses)	5	(1)	20	1
Total income from liquid asset portfolio	$ 235	$ 111	$ 488	$ 357

NOTE C – INVESTMENTS

Investments at December 31, 2007 and June 30, 2007 comprise of the following (US$ millions):

	December 31, 2007	June 30, 2007
Loans		
Loans at amortized cost	$ 13,803	$ 12,650
Less: Reserve against losses on loans	(837)	(832)
Net loans	12,966	11,818
Loans at fair value (outstanding principal balance $23 - December 31, 2007, $0 - June 30, 2007)	22	-
Total Loans	12,988	11,818
Equity investments		
Equity investments at cost less impairment	2,184	2,699
Equity method investments (cost $0 - December 31, 2007, $268 - June 30, 2007)	-	546
Equity investments accounted for at fair value as available-for-sale (cost $1,130 - December 31, 2007, $0 - June 30, 2007)	4,997	-
Equity investments accounted for at fair value in accordance with the Fair Value Option (cost $441 - December 31, 2007, $0 - June 30, 2007)	1,124	-
Total equity investments	8,305	3,245
Debt securities		
Debt securities at fair value (amortized cost $1,302- December 31, 2007, $562 - June 30, 2007)	1,472	733
Total investments	$ 22,765	$ 15,796

Loans on which the accrual of interest has been discontinued amounted to $424 million at December 31, 2007 ($378 million - June 30, 2007). Interest income not recognized on nonaccruing loans during the three months ended December 31, 2007 totaled $31 million ($36 million - three months ended December 31, 2006) and $42 million during the six months ended December 31, 2007 ($47 million - six months ended December 31, 2006). Interest collected on loans in nonaccrual status, related to current and prior years, during the three months ended December 31, 2007 was $4 million ($12 million - three months ended December 31, 2006) and $7 million during the six months ended December 31, 2007 ($13 million - six months ended December 31, 2006).

Changes in the reserve against losses on loans for the six months ended December 31, 2007 and the year ended June 30, 2007 are summarized below (US$ millions):

	Six months ended December 31, 2007	Year ended June 30, 2007
Beginning balance	$ 832	$ 898
Provision for (release of provision) for losses on loans	-	(41)
Write-offs	(10)	(39)
Recoveries of previously written-off loans	2	3
Foreign currency transaction gains (losses)	13	13
Other adjustments	-	(2)
Ending balance	$ 837	$ 832

Provision for losses (release of provision for losses) on loans and guarantees in the consolidated condensed income statement for the three months ended December 31, 2007 includes $0 charge to income in respect of guarantees ($2 million release to income - three months ended December 31, 2006) and $1 million charge to income for the six months ended December 31, 2007 ($3 million charge to income - six months ended December 31, 2006). At December 31, 2007 the accumulated reserve for losses on guarantees, included in the consolidated condensed balance sheet in payables and other liabilities, was $17 million ($16 million - June 30, 2007).

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE D – GUARANTEES

Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at December 31, 2007 totaled $1,707 million ($1,414 million - June 30, 2007). Guarantees of $1,081 million that were outstanding at December 31, 2007 ($808 million - June 30, 2007), were not included in loans on IFC's consolidated condensed balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

NOTE E – INCOME FROM EQUITY INVESTMENTS

Income from equity investments for the three and six months ended December 31, 2007 and 2006 comprise the following (US$ millions):

	Three months ended December 31,		Six months ended December 31,	
	2007	2006	2007	2006
Realized capital gains on equity sales	207	1,053	597	1,607
Unrealized gains on equity investments	186	-	205	-
Dividends and profit participations	108	101	204	206
Income from investments accounted for under the equity method	-	(40)	-	(30)
Equity investment impairment write-downs	(9)	(9)	(24)	(21)
Custody and other fees	(2)	(2)	(2)	(2)
Net (losses) gains on equity-related derivatives	1	(3)	(5)	(3)
Total income from equity investments	$ 491	$ 1,100	$ 975	$ 1,757

Realized capital gains on equity sales include recoveries and are net of losses on sales of equity investments.

Dividends and profit participations for the three months ended December 31, 2007 include $19 million ($18 million - three months ended December 31, 2006) and $32 million for the six months ended December 31, 2007 ($30 million - six months ended December 31, 2006) of receipts received in freely convertible cash, net of cash disbursements, in respect of investments accounted for under the cost recovery method.

NOTE F – NET GAINS (LOSSES) ON OTHER NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net gains (losses) on other non-trading financial instruments accounted for at fair value for the three and six months ended December 31, 2007 and 2006 comprises (US$ millions):

	Three months ended December 31,		Six months ended December 31,	
	2007	2006	2007	2006
Unrealized losses on market borrowings	$ (196)	$ -	$ (368)	$ -
Unrealized gains on derivatives associated with market borrowings	204	-	381	-
Unrealized gains (losses) on all other non-trading derivatives	27	(90)	16	(85)
Difference between changes in fair value of derivative instruments designated as a fair value and change in fair value of hedged items attributable to risks being hedged	-	21	-	46
Net gains (losses) on other non-trading financial instruments accounted for at fair value	$ 35	$ (69)	$ 29	$ (39)

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE G – SEGMENT REPORTING

For management purposes, IFC's business comprises two segments: client services and treasury services. The client services segment consists primarily of lending and equity investment activities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Consistent with internal reporting, net income (expense) from asset and liability management and client risk management activities in support of client services are allocated to client services segment.

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. IFC's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment head counts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

The accounting policies of IFC's segments are, in all material respects, consistent with those described in Note A, "Summary of significant accounting and related policies."

An analysis of the major components of income and expense by business segment for the three and six months ended December 31, 2007 and 2006 is given below (US$ millions):

	Three months ended December 31,					
	2007			2006		
	Client services	Treasury services	Total	Client services	Treasury services	Total
Interest and financial fees from loans and debt securities	$ 298	$ -	$ 298	$ 296	$ -	$ 296
Income from liquid asset trading activities	-	235	235	-	111	111
Charges on borrowings	(148)	(67)	(215)	(127)	(78)	(205)
Income from equity investments	491	-	491	1,100	-	1,100
Provision for (release of provision for) losses on loans and guarantees	20	-	20	(20)	-	(20)
Service fees	15	-	15	10	-	10
Administrative expenses	(146)	(2)	(148)	(124)	(2)	(126)
Other income (expenses)	(13)	-	(13)	6	4	10
Income before expenditures for advisory services, expenditures for performance-based grants and net gains (losses) on other non-trading financial instruments accounted for at fair value	**517**	**166**	**683**	**1,141**	**35**	**1,176**
Expenditures for advisory services	(13)	-	(13)	(17)	-	(17)
Expenditures for performance-based grants	(1)	-	(1)	-	-	-
Net gains (losses) on other non-trading financial instruments accounted for at fair value	25	10	35	(85)	16	(69)
Net income	**$ 528**	**$ 176**	**$ 704**	**$ 1,039**	**$ 51**	**$ 1,090**

	Six months ended December 31,					
	2007			2006		
	Client services	Treasury services	Total	Client services	Treasury services	Total
Interest and financial fees from loans and debt securities	$ 593	$ -	$ 593	$ 533	$ -	$ 533
Income from liquid asset trading activities	-	488	488	-	357	357
Charges on borrowings	(291)	(129)	(420)	(246)	(154)	(400)
Income from equity investments	975	-	975	1,757	-	1,757
Provision for (release of provision for) losses on loans and guarantees	(1)	-	(1)	29	-	29
Service fees	29	-	29	21	-	21
Administrative expenses	(282)	(4)	(286)	(240)	(3)	(243)
Other income (expenses)	(33)	-	(33)	9	5	14
Income before expenditures for advisory services, Expenditures for performance-based grants and net gains (losses) on other non-trading financial instruments accounted for at fair value	**990**	**355**	**1,345**	**1,863**	**205**	**2,068**
Expenditures for advisory services	(48)	-	(48)	(39)	-	(39)
Expenditures for performance-based grants	(1)	-	(1)	-	-	-
Net gains (losses) on other non-trading financial instruments accounted for at fair value	17	12	29	(130)	91	(39)
Net income	**$ 958**	**$ 367**	**$ 1,325**	**$ 1,694**	**$ 296**	**$ 1,990**

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE H – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES

As of June 30, 2007, IFC had designated retained earnings in the cumulative amount of $580 million for advisory services. IFC had recognized cumulative expenditures of $189 million through June 30, 2007. At June 30, 2007, retained earnings designated for advisory services totaled $391 million. IFC has recorded expenditures for advisory services totaling $13 million in the three months ended December 31, 2007 ($17 million - three months ended December 31, 2006) and $48 million in the six months ended December 31, 2007 ($39 million - six months ended December 31, 2006).

As of June 30, 2007, IFC had designated retained earnings in the cumulative amount of $250 million for performance-based grants. IFC has recognized cumulative expenditures of $35 million through June 30, 2007. At June 30, 2007, retained earnings designated for performance-based grants totaled $215 million. IFC has recorded expenditures for performance-based grants totaling $1 million in the three months ended December 31, 2007 ($0 - three months ended December 31, 2006) and $ 1 million in the six months ended December 31, 2007 ($0 million - six months ended December 31, 2006).

As of June 30, 2007, IFC had designated retained earnings in the cumulative amount of $150 million for grants to IDA. IFC recorded a grant to IDA of $150 million in the year ended June 30, 2007. At June 30, 2007, retained earnings designated for grants to IDA totaled $0.

On September 27, 2007, IFC's Board of Directors approved the designations of $170 million of IFC's retained earnings for advisory services, $100 million for a Global Infrastructure Project Development Fund, and $100 million for micro equity funds for Small and Medium Enterprise development in IDA countries concluded in the three months ended September 30, 2007, and $500 million for a Private Sector Development Grant program for the IDA15 replenishment to be concluded in the year ending June 30, 2008.

On October 22, 2007, IFC's Board of Governors noted with approval the designations of retained earnings approved by IFC's Board of Directors on September 27, 2007.

Subsequent event: On March 18, 2008, IFC and IDA signed an agreement whereby IFC shall provide a grant to IDA in the amount of $500 million for IDA to use in providing financing in the form of grants in addition to loans, all in furtherance of IFC's purpose as stated in its Articles of Agreement. Accordingly, IFC will record a grant expense in the amount of $500 million in the three months ending March 31, 2008.

Designated retained earnings at December 31, 2007 and June 30, 2007 may be summarized as follows (US$ millions):

	December 31, 2007	June 30, 2007
Advisory services	$ 513	$ 391
Performance-based grants	214	215
Global Infrastructure Project Development Fund	100	-
Micro equity funds for Small and Medium Enterprise development in IDA countries	100	-
Private Sector Development Grant program for the IDA 15 replenishment	500	-
Total designated retained earnings	**$ 1,427**	**$ 606**

NOTE I – PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

The following tables summarize the benefit costs associated with the SRP, RSBP, and PEBP for IFC for the three and six months ended December 31, 2007 and December 31, 2006 (US$ millions):

	Three months ended December 31,					
	2007			2006		
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit cost						
Service cost	$ 16	$ 2	$ 1	$ 15	$ 2	$ 1
Interest cost	23	3	1	21	2	*
Expected return on plan assets	(42)	(4)	*	(36)	(3)	-
Amortization of prior service cost	*	-	*	*	-	*
Amortization of unrecognized net loss	-	*	*	-	1	*
Net periodic pension cost (income)	$ (3)	$ 1	$ 2	$ -	$ 2	$ 1

* Less than $0.5 million

	Six months ended December 31,					
	2007			2006		
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit cost						
Service cost	$ 32	$ 4	$ 2	$ 30	$ 4	$ 2
Interest cost	46	6	2	43	5	1
Expected return on plan assets	(84)	(8)	-	(73)	(6)	-
Amortization of prior service cost	*	-	*	*	-	*
Amortization of unrecognized net loss	-	*	*	-	1	*
Net periodic pension cost (income)	$ (6)	$ 2	$ 4	$ -	$ 4	$ 3

* Less than $0.5 million

At December 31, 2007, the estimate of the amount of contributions expected to be paid to the SRP and RSBP for IFC during fiscal year 2008 remained unchanged from that disclosed in the June 30, 2007 consolidated financial statements: $30 million for the SRP and $8 million for the RSBP.

NOTE J – CONTINGENCIES

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC's financial condition or results of operations.

NOTE K – VARIABLE INTEREST ENTITIES AND OTHER CONSOLIDATED INVESTMENTS

An entity is subject to FIN 46R and is called a variable interest entity (VIE) if it lacks: (1) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors who have decision-making rights about the entity's operations or who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses or receives a majority of the expected residual returns or both. The primary beneficiary is required to initially measure the assets, liabilities and noncontrolling interests of the VIE at their carrying amounts at the date on which it first became the primary beneficiary. Because certain VIEs were created prior to the issuance of FIN 46R, it may not be practicable to determine the carrying amounts of the assets, liabilities and noncontrolling interests at the initial date, and in such cases, the primary beneficiary must measure the assets, liabilities and noncontrolling interests at their fair values on the date FIN 46R is first applied. The primary beneficiary is also required to disclose information about the nature, purpose, size, and activities of the VIE, and collateral and recourse creditors may have against the VIE.

An enterprise may hold significant variable interests in VIEs, which are not consolidated because the enterprise is not the primary beneficiary. In such cases, the enterprise is required to disclose information about its involvement with and exposure to the VIE, and about the nature, purpose, size, and activities of the VIE.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

An enterprise is not required to apply FIN 46R to certain entities if, after making an exhaustive effort, it is unable to obtain the information necessary to: (1) determine whether the entity is a VIE; (2) determine if the enterprise is the primary beneficiary of the possible VIE; or (3) perform the accounting required to consolidate a possible VIE. In such cases, the enterprise is required to disclose the number of entities to which FIN 46R is not being applied, why the information required to apply FIN 46R is not available, the nature, purpose and activities of the entities to which FIN 46R is not being applied, and the enterprise's maximum exposure to the entities to which FIN 46R is not being applied.

IFC has identified six VIEs in which IFC is deemed to be the primary beneficiary at December 31, 2007.

Three of the VIEs have been consolidated into IFC's consolidated condensed financial statements as of December 31, 2007. All consolidated VIEs are in the Collective Investment Vehicles sector in the Latin America and Caribbean region.

The remaining three VIEs in which IFC is deemed to be the primary beneficiary have not been consolidated into IFC's consolidated condensed financial statements, as they are significantly impaired and information required to apply the provisions of FIN 46R is not available. IFC's net investment in these three entities totals $2 million, virtually all in the primary metals sector in the Asia region. Based on the most recent financial data available, total net assets of the three entities is $6 million.

As a result of the consolidation of the three investments described above, IFC's consolidated condensed balance sheet at December 31, 2007 includes additional assets of $19 million in equity investments ($12 million - June 30, 2007), $1 million in receivables and other assets ($3 million - June 30, 2007), and additional liabilities of $5 million in payables and other liabilities ($4 million - June 30, 2007).

Other income during the three months ended December 31, 2007 includes $6 million of income from consolidated entities ($3 - three months ended December 31, 2006) and other expense includes $1 million of expenses from consolidated entities ($0 - three months ended December 31, 2006).

IFC has identified 35 investments in VIEs in which IFC is not the primary beneficiary but in which it is deemed to hold significant variable interests at December 31, 2007 (27 - June 30, 2007). Based on the most recent available data from these VIEs, the size including committed funding of the VIEs in which IFC is deemed to hold significant variable interests totaled $2,292 million at December 31, 2007 ($1,639 million - June 30, 2007). IFC's total investment in and maximum exposure to loss to these investments in VIEs in which IFC is deemed to hold significant variable interests, comprising both disbursed amounts and amounts committed but not yet disbursed, was $575 million at December 31, 2007 ($367 million - June 30, 2007). The regional and sectoral analysis of IFC's investments in these VIEs at December 31, 2007 is as follows (US$ millions):

	December 31, 2007			
	Loans	Equity Investments	Debt securities	Total
Europe and Central Asia	$ 145	$ 32	$ -	$ 177
Latin America and Caribbean	199	50	-	249
Asia	57	24	-	81
Sub-Saharan Africa	-	12	-	12
Middle East and North Africa	8	-	-	8
Other	20	-	28	48
Total VIE investments	$ 429	$ 118	$ 28	$ 575

	December 31, 2007			
	Loans	Equity Investments	Debt securities	Total
Finance and insurance	$ 165	$ 24	$ 2	$ 191
Transportation and warehousing	94	-	-	94
Collective investment vehicles	-	71	26	97
Industrial and consumer products	60	4	-	64
Air transportation	15	-	-	15
Agriculture and forestry	11	-	-	11
Utilities and oil, gas and mining	76	17	-	93
Other	8	2	-	10
Total VIE investments	$ 429	$ 118	$ 28	$ 575

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE L – THE FAIR VALUE OPTION AND FAIR VALUE MEASUREMENTS

Effective July, 1, 2007, IFC adopted the SFAS No. 157 and SFAS No. 159. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. SFAS No. 159 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment. Additionally, SFAS No. 159 allows for a one-time election for existing positions upon adoption. SFAS No. 157 and SFAS No.159 are to be applied prospectively. The cumulative effect of remeasuring items for which the Fair Value Option has been elected effective July 1, 2007 has been reported as an adjustment to the July 1, 2007 balance of retained earnings.

The Fair Value Option

Effective July 1, 2007, IFC elected the Fair Value Option for certain borrowings, investments in equity instruments that would otherwise require equity method accounting, investments in equity investments with more than 20% ownership where IFC does not have significant influence and all other financial interests (loans) in the entities in which IFC has an equity investment that would otherwise require equity method accounting.

All borrowings for which the Fair Value Option has been elected are associated with existing derivative instruments used to create a fair value-like or cash flow-like hedge relationship, a substantial amount of which were designated as accounting hedges in accordance with SFAS No. 133. Measuring at fair value those borrowings for which the Fair Value Option has been elected at fair value will mitigate the earnings volatility caused by measuring the borrowings and related derivative differently (in the absence of a designated accounting hedge) without having to apply SFAS No. 133's complex hedge accounting requirements. The Fair Value Option was not elected for all borrowings from IBRD and all other market borrowings because earnings volatility is not a concern in those cases.

Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the consolidated condensed balance sheet based on a measure (fair value) that IFC considers superior to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, SFAS No. 159 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees, therefore, the Fair Value Option was also applied to those loans effective July 1, 2007. IFC elected the Fair Value Option for equity investments with 20% or more ownership where it does not have significant influence so that the same measurement method (fair value) will be applied to all equity investments with more than 20% ownership.

Fair Value Measurements

SFAS No. 157 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity's principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming the highest and best use for the asset by market participants. The highest and best use of the IFC assets and liabilities measured at fair value is considered to be *in-exchange*, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under SFAS No. 157, fair value measurements are not adjusted for transaction costs.

The fair value hierarchy established by SFAS No, 157 gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to *unobservable* inputs that are not corroborated by market data (Level 3), Fair value measurements are required to maximize the use of available observable inputs.

Level 1 primarily consists of financial instruments whose values are based on unadjusted quoted market prices. It includes IFC's equity investments and borrowings that are listed on exchanges.

Level 2 includes financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed. Financial instruments categorized as Level 2 include non-exchange-traded derivatives such as interest rate swaps, cross-currency swaps, certain asset-back securities, as well as the portion of IFC's borrowings not included in Level 1.

Level 3 consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data. Included in Level 3 are the majority of equity investments for which IFC has elected the Fair Value Option.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

The following table provides the carrying amounts immediately before and after applying the Fair Value Option and SFAS No. 157 and the cumulative adjustment to retained earnings and accumulated other comprehensive income as of July 1, 2007 (US $ millions):

	July 1, 2007		
	Carrying amount prior to adoption	Carrying amount after adoption	Net gain (loss) on adoption
Loans	$ 11,818	$ 11,817	$ (1)
Equity investments accounted for at fair value in accordance with the Fair Value Option	654	938	284
Transfer of amounts previously reported in accumulated other comprehensive income related to equity investments previously accounted for under the equity method now accounted for in accordance with the Fair Value Option			2
Borrowings from market sources	(15,817)	(15,667)	150
Cumulative effect of adoption of SFAS No. 159 on retained earnings			$ 435
Equity investments accounted for at fair value as available-for-sale	$ 837	$ 3,762	$ 2,925
Transfer of amounts previously reported in accumulated other comprehensive income related to equity investments previously accounted for under the equity method now accounted for in accordance with the Fair Value Option			(2)
Cumulative effect of adoption of SFAS No. 157 on accumulated other comprehensive income			$ 2,923

The following tables provide information as of December 31, 2007 about IFC's financial assets and financial liabilities measured at fair value on a recurring basis. As required by SFAS No. 157, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	At December 31, 2007			
	Level 1	Level 2	Level 3	Total
Trading securities	$ -	$ 7,603	$ 5,195	$ 12,798
Loans (outstanding principal balance $23)	-	-	22	22
Equity investments	3,544	-	2,577	6,121
Debt securities	-	-	1,472	1,472
Derivative assets	-	1,439	95	1,534
Total assets at fair value	$ 3,544	$ 9,042	$ 9,361	$ 21,947

	At December 31, 2007			
	Level 1	Level 2	Level 3	Total
Borrowings (outstanding principal balance $18,519*)	$ 7,497	$ 10,060	$ -	$ 17,557
Derivative liabilities	-	1,166	12	1,178
Total liabilities at fair value	$ 7,497	$ 11,226	$ 12	$ 18,735

* includes discount notes with principal due at maturity of $1,800 with a fair value of $1,204 as of December 31, 2007

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

The following table presents the changes in the carrying value of IFC's Level 3 financial assets and financial liabilities for the three and six months ended December 31, 2007 (US $ millions):

	Level 3 financial assets and financial liabilities Three and six months ended December 31, 2007					
	Trading securities	Loans	Equity investments	Debt securities	Derivative assets	Derivative liabilities
Balance as of July 1, 2007	$ 6,747	$ 28	$ 1,824	$ 733	$ 60	$ 3
Total gains (losses) (realized and unrealized) for the three months ended September 30, 2007 in:						
Net income	(23)	2	27	12	(2)	(3)
Other comprehensive income	-	-	657	28	-	-
Purchases, issuances and settlements	(1,259)	(1)	57	379	(29)	-
Balance as of September 30, 2007	**5,465**	**$ 29**	**$ 2,565**	**$ 1,152**	**$ 29**	**$ -**
Total gains (losses) (realized and unrealized) for the three months ended December 31, 2007 in:						
Net income	(66)	-	146	2	37	12
Other comprehensive income	-	-	29	10	-	-
Purchases, issuances and settlements	(240)	(7)	66	308	29	-
Transfers in (out) of Level 3	36	-	(229)	-	-	-
Balance as of December 31, 2007	**$ 5,195**	**$ 22**	**$ 2,577**	**$ 1,472**	**$ 95**	**$ 12**
For the six months ended December 31, 2007:						
Unrealized gains included in net income	$ 104	$ (1)	$ 101	$ -	$ 37	$ 12
Unrealized gains included in other comprehensive income	$ -	$ -	$ 29	$ 21	$ -	$ -

Gains (losses) realized and unrealized, from trading securities, loans and equity instruments included in net income for the period are reported on the consolidated condensed income statement in income from liquid asset trading activities, interest and financial fees from loans and debt securities and income from equity investments, respectively.

As of December 31, 2007, equity investments, accounted for at cost, less impairment, with a carrying amount of $120 million were written down to their fair value of $96 million pursuant to EITF 03-1 - *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,* resulting in a loss of $24 million, which was included in income from equity investments in the consolidated condensed income statement during the six months ended December 31, 2007. The amount of the write down is based on a Level 3 measure of fair value.

NOTE M – RESTATEMENT

Historically, IFC has not bifurcated certain embedded derivatives or accounted for certain derivatives associated with its loans, debt securities and equity investments. These comprise put options, call options, income participation features, prepayments, warrants and loan conversion features. IFC has determined that, in accordance with SFAS No. 133, certain of these should have been accounted for as derivatives, resulting in the recording of derivative assets and liabilities, measured at fair value. This application of SFAS No. 133 resulted in a restatement of previously reported results. This restatement, necessary to correct the historical application, resulted in a decrease in net income of $92 million and $117 million for the three and six months ended December 31, 2006 presented in these consolidated condensed financial statements.

IFC has also determined that, in accordance with SFAS No 115, certain loans in the amount of $94 million at June 30, 2007 should have been reclassified as debt securities. IFC has further determined that the carrying value of debt securities should have been decreased by $16 million at June 30, 2007 to reflect fair value at that date. These applications of SFAS No. 115 resulted in a restatement, necessary to correct the historical application, of previously reported other comprehensive income of $16 million and $20 million for the three and six months ended December 31, 2006 presented in these consolidated condensed financial statements.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

The following table summarize the effect of the restatement on IFC's consolidated condensed income statement for the three months ended December 31, 2006 presented in these consolidated condensed financial statements (US $ millions):

	Three months ended December 31, 2006		
	As previously reported	Adjustments	As Restated
Income Statement:			
Other income			
Foreign currency transaction (losses) gains on non-trading activities	$ 6	$ (6)	$ -
Total other income	30	(6)	24
Other expenses			
Foreign currency transaction (losses) gains on non-trading activities	-	2	2
Total other expenses	(132)	2	(130)
Income before expenditures for advisory services, performance-based grants and net gains (losses) on other non-trading financial instruments accounted for at fair value	1,180	(4)	1,176
Net gains (losses) on other non-trading financial instruments accounted for at fair value	19	(88)	(69)
Net income	1,182	(92)	1,090

The following tables summarize the effect of the restatement on IFC's consolidated condensed income statement and consolidated condensed statement of cash flows for the six months ended December 31, 2006 presented in these consolidated condensed financial statements (US $ millions):

	Six months ended December 31, 2006		
	As previously reported	Adjustments	As Restated
Income Statement:			
Other income			
Foreign currency transaction (losses) gains on non-trading activities	$ 7	$ (7)	$ -
Total other income	48	(7)	41
Other expenses			
Foreign currency transaction (losses) gains on non-trading activities	-	3	3
Total other expenses	(252)	3	(249)
Income before expenditures for advisory services, perfomance-based grants and net gains (losses) on other non-trading financial instruments accounted for at fair value	2,072	(4)	2,068
Net gains (losses) on other non-trading financial instruments accounted for at fair value	74	(113)	(39)
Net income	2,107	(117)	1,990
Statement of Cash Flows:			
Loan disbursements	(2,784)	154	(2,630)
Equity disbursements	(431)	39	(392)
Investments in debt securities	-	(193)	(193)
Loan repayments	1,276	(3)	1,273
Equity redemptions	-	1	1
Debt securities repayments	-	2	2
Net income	2,107	(117)	1,990
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Foreign currency transaction losses (gains) on non-trading activities	(7)	4	(3)
Net losses (gains) on other non-trading financial instruments accounted for at fair value	(74)	113	39
Change in payables and other liabilities	987	14	1,001
Change in receivables and other assets	(636)	(14)	(650)

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

The following tables summarize the effect of the restatement on IFC's consolidated condensed balance sheet as of June 30, 2007 presented in these consolidated condensed financial statements (US $ millions):

	As of June 30, 2007		
	As previously reported	Adjustments	As Restated
Balance Sheet:			
Assets			
Loans	$ 12,744	$ (94)	$ 12,650
Net loans	11,912	(94)	11,818
Debt securities	655	78	733
Total investments	15,812	(16)	15,796
Derivative assets	1,086	65	1,151
Total assets	40,550	49	40,599
Liabilities			
Derivative liabilities	1,123	162	1,285
Total liabilities	26,420	162	26,582
Capital			
Accumulated other comprehensive income	436	6	442
Retained earnings	11,329	(119)	11,210
Total capital	14,130	(113)	14,017
Total liabilities and capital	40,550	49	40,599

REPORT OF INDEPENDENT ACCOUNTANTS

Deloitte.

Deloitte & Touche LLP
Suite 500
555 12th Street NW
Washington, DC 20004-1207
USA

Tel: +1 202 879 5600
Fax: +1 202 879 5309
www.deloitte.com

REPORT OF INDEPENDENT ACCOUNTANTS

President and Board of Governors
International Finance Corporation

We have reviewed the accompanying consolidated condensed balance sheets of International Finance Corporation (IFC) as of December 31, 2007, and the related consolidated condensed income statements and the consolidated condensed statements of comprehensive income for the three-month and six-month periods ended December 31, 2007 and 2006, and the consolidated condensed statement of changes in capital, and of cash flows for the six-month periods ended December 31, 2007 and 2006. These consolidated condensed interim financial statements are the responsibility of IFC's management.

We conducted our reviews in accordance with the standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such consolidated condensed interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet, including the statement of capital stock and voting power, of IFC as of June 30, 2007, and the related consolidated income statement, consolidated statements of comprehensive income, of changes in capital and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 2, 2007 (February 11, 2008 as to the effect of the restatement discussed in Note X to the consolidated financial statements as of June 30, 2006), we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated condensed balance sheet as of June 30, 2007 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

As discussed in Note M to the consolidated condensed interim financial statements, the accompanying consolidated condensed financial statements for December 31, 2006 have been restated.

As discussed in Note L to the consolidated condensed interim financial statements, effective July 1, 2007, IFC adopted SFAS No. 157, "Fair Value Measurement" and SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities- Including an amendment of FASB Statement No. 115."

Deloitte & Touche LLP

March 21, 2008

International Finance Corporation

Reporting To SEC on New and Matured Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date
For the Quarter Ending	**Dec 31, 2007**				
New Market Borrowings					
08_30XXXXX	AUD	82,000,000.00	71,852,500.00	6.66	29-Nov-07
08_35XXXXX	AUD	117,000,000.00	100,848,150.00	6.25	20-Dec-07
Total for Currency	**AUD**	**199,000,000.00**	**172,700,650.00**		
08_23XXXXX	BRL	200,000,000.00	111,482,720.18	11.96	30-Oct-07
Total for Currency	**BRL**	**200,000,000.00**	**111,482,720.18**		
08_20XXXXX	CAD	500,000,000.00	515,889,393.31	4.70	25-Oct-07
Total for Currency	**CAD**	**500,000,000.00**	**515,889,393.31**		
08_24XXXXX	JPY	3,250,000,000.00	30,124,669.79	3.00	27-Nov-07
08_25XXXXX	JPY	300,000,000.00	2,719,115.38	5.20	20-Nov-07
08_27XXXXX	JPY	2,900,000,000.00	26,374,425.90	20.00	03-Dec-07
08_28XXXXX	JPY	500,000,000.00	4,600,450.84	4.00	26-Nov-07
08_29XXXXX	JPY	1,450,000,000.00	13,100,239.42	3.00	04-Dec-07
08_31XXXXX	JPY	2,100,000,000.00	18,830,703.01	3.00	11-Dec-07
08_32XXXXX	JPY	2,000,000,000.00	18,115,121.60	2.85	05-Dec-07
08_34XXXXX	JPY	1,200,000,000.00	10,579,678.20	3.00	20-Dec-07
Total for Currency	**JPY**	**13,700,000,000.00**	**124,444,404.14**		
08_37XXXXX	NZD	55,000,000.00	41,585,500.00	7.51	20-Dec-07
Total for Currency	**NZD**	**55,000,000.00**	**41,585,500.00**		
08_22XXXXX	USD	500,000,000.00	500,000,000.00	4.13	31-Oct-07
Total for Currency	**USD**	**500,000,000.00**	**500,000,000.00**		
08_19XXXXX	ZAR	30,000,000.00	4,427,717.40	9.06	25-Oct-07
08_21XXXXX	ZAR	40,000,000.00	6,148,076.40	9.06	08-Nov-07
08_26XXXXX	ZAR	80,000,000.00	11,432,654.40	9.12	29-Nov-07
08_33XXXXX	ZAR	80,000,000.00	11,564,036.00	9.30	20-Dec-07
08_36XXXXX	ZAR	340,000,000.00	49,147,153.00	9.84	20-Dec-07
08_38XXXXX	ZAR	1,500,000,000.00	220,018,770.00	11.00	18-Dec-07
Total for Currency	**ZAR**	**2,070,000,000.00**	**302,738,407.20**		
TOTAL NEW MARKET BORROWINGS			**1,768,841,074.84**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date

Matured Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date
03_94XXXXX	AUD	145,000,000.00	129,245,750.00	4.78	22-Oct-07
Total for Currency	**AUD**	**145,000,000.00**	**129,245,750.00**		
03_95XXXXX	EUR	10,000,000.00	14,263,000.00	3.20	22-Oct-07
98_13XXXXX	EUR	18,298,067.93	26,878,031.98	8.05	17-Dec-07
Total for Currency	**EUR**	**28,298,067.93**	**41,141,031.98**		
02_51_B1XX	JPY	1,300,000,000.00	11,037,059.05	0.00	17-Oct-07
03_107_B1X	JPY	2,000,000,000.00	17,283,843.93	0.00	05-Nov-07
03_115_B1X	JPY	1,500,000,000.00	13,395,846.09	0.00	13-Dec-07
04_72_B1XX	JPY	1,200,000,000.00	10,837,171.50	0.00	19-Nov-07
04_76_B1XX	JPY	1,000,000,000.00	9,078,529.28	0.00	21-Nov-07
05_16_B1XX	JPY	1,000,000,000.00	9,094,629.62	0.00	03-Dec-07
98_08XXXXX	JPY	2,600,000,000.00	23,480,538.25	0.00	19-Nov-07
98_11XXXXX	JPY	2,000,000,000.00	18,115,121.60	1.00	05-Dec-07
Total for Currency	**JPY**	**12,600,000,000.00**	**112,322,739.31**		
05_22XXXXX	MYR	500,000,000.00	150,852,315.58	2.88	13-Dec-07
Total for Currency	**MYR**	**500,000,000.00**	**150,852,315.58**		
03_93XXXXX	USD	10,000,000.00	10,000,000.00	2.63	22-Oct-07
04_81_B1XX	USD	9,100,000.00	9,100,000.00	0.00	17-Dec-07
05_20XXXXX	USD	50,000,000.00	50,000,000.00	3.00	23-Nov-07
98_10XXXXX	USD	0.00	0.00	6.90	19-Nov-07
Total for Currency	**USD**	**69,100,000.00**	**69,100,000.00**		
98_06_B1XX	ZAR	525,000,000.00	78,651,683.25	0.00	26-Oct-07
98_06_B2XX	ZAR	610,000,000.00	88,216,577.40	0.00	21-Dec-07
Total for Currency	**ZAR**	**1,135,000,000.00**	**166,868,260.65**		
TOTAL MATURED MARKET BORROWINGS			**669,530,097.52**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date
Matured IBRD Borrowings					
003638_04X	USD	4,000,000.00	4,000,000.00	5.37	15-Nov-07
003638_05X	USD	1,333,339.00	1,333,339.00	5.79	15-Nov-07
Total for Currency	**USD**	**5,333,339.00**	**5,333,339.00**		
TOTAL MATURED IBRD BORROWINGS			**5,333,339.00**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date

For the Quarter Ending Sep 30, 2007

New Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date
08_11XXXXX	AUD	12,000,000.00	9,874,200.00	6.07	12-Sep-07
08_16XXXXX	AUD	78,000,000.00	64,498,200.00	6.15	13-Sep-07
Total for Currency	**AUD**	**90,000,000.00**	**74,372,400.00**		
08_14XXXXX	EUR	5,000,000.00	6,911,750.00	3.68	13-Sep-07
Total for Currency	**EUR**	**5,000,000.00**	**6,911,750.00**		
08_07XXXXX	JPY	500,000,000.00	4,372,731.65	4.00	20-Aug-07
08_08XXXXX	JPY	500,000,000.00	4,292,029.70	5.00	04-Sep-07
08_13XXXXX	JPY	500,000,000.00	4,369,674.46	5.00	27-Sep-07
Total for Currency	**JPY**	**1,500,000,000.00**	**13,034,435.81**		
08_09_R1XX	NZD	200,000,000.00	139,640,000.00	7.75	23-Aug-07
08_09XXXXX	NZD	300,000,000.00	209,460,000.00	7.75	23-Aug-07
08_12XXXXX	NZD	88,000,000.00	61,050,000.00	7.12	12-Sep-07
Total for Currency	**NZD**	**588,000,000.00**	**410,150,000.00**		
08_18XXXXX	TRY	80,000,000.00	64,683,053.04	2.00	27-Sep-07
Total for Currency	**TRY**	**80,000,000.00**	**64,683,053.04**		
08_02XXXXX	USD	14,285,714.30	14,285,714.30	10.10	25-Jul-07
08_03XXXXX	USD	6,666,666.65	6,666,666.65	9.08	30-Jul-07
08_06XXXXX	USD	212,290,000.00	212,290,000.00	0.00	09-Aug-07
08_10XXXXX	USD	78,000,000.00	78,000,000.00	3.50	18-Sep-07
08_15XXXXX	USD	24,000,000.00	24,000,000.00	4.08	13-Sep-07
Total for Currency	**USD**	**335,242,380.95**	**335,242,380.95**		
08_01XXXXX	ZAR	80,000,000.00	11,531,116.00	9.06	30-Jul-07
08_04XXXXX	ZAR	80,000,000.00	10,680,908.00	9.24	20-Aug-07
08_05XXXXX	ZAR	60,000,000.00	8,295,886.80	9.40	16-Aug-07
08_17XXXXX	ZAR	20,000,000.00	2,850,220.80	9.70	27-Sep-07
Total for Currency	**ZAR**	**240,000,000.00**	**33,358,131.60**		
TOTAL NEW MARKET BORROWINGS			**937,752,151.40**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date

Matured Market Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date
01_34XXXXX	HKD	1,000,000,000.00	127,830,649.95	7.70	15-Aug-07
Total for Currency	**HKD**	**1,000,000,000.00**	**127,830,649.95**		
02_14_B1XX	JPY	1,100,000,000.00	9,106,337.18	0.00	26-Jul-07
02_15_B1XX	JPY	1,100,000,000.00	8,988,396.80	0.00	17-Jul-07
02_16_B1XX	JPY	1,000,000,000.00	8,247,762.79	0.00	25-Jul-07
02_33_B1XX	JPY	1,000,000,000.00	8,628,127.70	0.00	28-Aug-07
02_40_B1XX	JPY	1,400,000,000.00	12,017,683.16	0.00	04-Sep-07
03_74_B1XX	JPY	1,000,000,000.00	8,654,636.72	0.00	25-Sep-07
04_104_B1X	JPY	1,000,000,000.00	8,171,269.82	0.00	17-Jul-07
04_30_B1XX	JPY	1,100,000,000.00	9,330,336.32	0.00	15-Aug-07
05_03_B1XX	JPY	1,000,000,000.00	8,171,269.82	0.00	17-Jul-07
05_08_B1XX	JPY	1,100,000,000.00	9,688,642.27	0.00	13-Sep-07
06_32_B1XX	JPY	500,000,000.00	4,311,831.67	3.37	05-Sep-07
Total for Currency	**JPY**	**11,300,000,000.00**	**95,316,294.24**		
02_35XXXXX	USD	250,000,000.00	250,000,000.00	5.38	30-Aug-07
03_73_B1XX	USD	54,545,454.60	54,545,454.60	0.00	11-Sep-07
Total for Currency	**USD**	**304,545,454.60**	**304,545,454.60**		
TOTAL MATURED MARKET BORROWINGS			**527,692,398.79**		

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date

Matured IBRD Borrowings

External Id	Currency Code	Currency Amount	USD Amount	Interest Rate	Settle Date / Maturity Date
003785_03X	USD	1,190,476.00	1,190,476.00	8.00	04-Sep-07
004210_04X	USD	312,500.00	312,500.00	5.58	02-Jul-07
004210_06X	USD	222,000.00	222,000.00	5.58	16-Jul-07
Total for Currency	**USD**	**1,724,976.00**	**1,724,976.00**		
TOTAL MATURED IBRD BORROWINGS			**1,724,976.00**		

Information Statement

International Finance Corporation


IFC
INTERNATIONAL FINANCE CORPORATION

International Finance Corporation ("IFC") intends from time to time to issue its notes, bonds, structured debt securities or other evidences of indebtedness ("Securities"), with maturities and on terms determined by market conditions at the time of sale. The Securities may be sold to dealers or underwriters that may resell them in public offerings or otherwise, or they may be sold by IFC, either directly or through agents.

In connection with the sale of Securities issued under IFC's medium-term notes programs at any particular time, the aggregate principal amount, maturity, interest rate(s) or method for determining such rate(s), interest payment dates, redemption premium (if any), purchase price to be paid to IFC, provisions for redemption or other special terms, form and denomination of such Securities, information as to stock exchange listing and the names of the dealers, underwriters or agents as well as other relevant information will be set forth in a prospectus, offering circular or information memorandum for such programs or in related offering documents.

Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the notes to the consolidated financial statements, Note A-Summary of significant accounting and related polices, translation of currencies, and (2) all information is given as of June 30, 2007.

AVAILABILITY OF INFORMATION

IFC will provide additional copies of this Information Statement to the public upon request and without charge. Written or telephone requests should be directed to IFC's principal office at 2121 Pennsylvania Avenue, N.W., Washington, D.C., 20433, Attention: Treasury Department, Tel: (202) 458-9230. IFC's consolidated financial statements and other information filed with the U.S. Securities and Exchange Commission (the "Commission") may also be inspected at the offices of the Commission at Room 1580, 100 F Street, N.E. Washington, D.C. 20549, and copies of such material may be obtained from the Public Reference section of the Commission at the above address at prescribed rates.

Recipients of this Information Statement should retain it for future reference, as it is intended that each prospectus, offering circular, information memorandum or other offering document will refer to this Information Statement for a description of IFC, its operations and financial status.

April 25, 2008

SUMMARY INFORMATION

Except as otherwise indicated, all data are as of June 30, 2007.

International Finance Corporation ("IFC") is an international organization, established in 1956 to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group, which also comprises the International Bank for Reconstruction and Development ("IBRD"), the International Development Association ("IDA"), the Multilateral Investment Guarantee Agency ("MIGA"), and the International Centre for Settlement of Investment Disputes ("ICSID"). It is a legal entity separate and distinct from IBRD, IDA, MIGA, and ICSID with its own Articles of Agreement, share capital, financial structure, management, and staff. Membership in IFC is open only to member countries of IBRD. The obligations of IFC are not obligations of, or guaranteed by, IBRD or any government.

IFC is an experienced supranational organization providing financing and financial services primarily to the private sector in developing countries that are members of IFC. It combines the characteristics of a multilateral development bank with those of a private financial institution. As of June 30, 2007, IFC's entire share capital was held by 179 member countries. As of June 30, 2007, member countries of the Organization for Economic Cooperation and Development ("OECD") held 70.34% of the voting power of IFC. The five largest of IFC's 179 shareholders are the United States (23.64% of the total voting power), Japan (5.87%), Germany (5.36%), United Kingdom (5.03%), and France (5.03%). Generally, IFC charges market-based rates for its loans and seeks market returns on its equity investments and investments in debt securities. Unlike most other multilateral institutions, IFC does not accept host government guarantees of its loans. The financial strength of IFC is based principally on the quality of its investment portfolio, its substantial paid-in capital and retained earnings, low debt to equity ratio, the size of its liquid assets portfolio, its diversified earnings base and its consistent profitability.

Basis of Preparation of IFC's Consolidated Financial Statements. The accounting and reporting policies of IFC conform to accounting principles generally accepted in the United States ("US GAAP"). Up to and including the year ended June 30, 1999, IFC prepared one set of financial statements and footnotes, complying with both US GAAP and International Financial Reporting Standards ("IFRS"). However, principally due to material differences between US Statement of Financial Accounting Standards ("SFAS") No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended (collectively "SFAS No. 133"), and its counterpart in IFRS, International Accounting Standards No. 39, *Financial Instruments Recognition and Measurement*, it has not been possible for IFC to satisfy the requirements of both US GAAP and IFRS via one set of financial statements since the year ended June 30, 2000. IFC is actively monitoring developments related to accounting standards and the primary basis for preparation of its consolidated financial statements, all with a view to the necessary systems and controls to manage its various lines of business. IFC plans to change presentation of its consolidated financial statements from US GAAP to IFRS in the year ending June 30, 2010. Unless stated otherwise, discussions of financial performance herein refer to income after (i) expenditures for advisory services (referred to as "technical assistance and advisory services", or "TAAS", prior to the year ended June 30, 2007 ("FY07"); (ii) expenditures for performance-based grants ("PBG"); and (iii) grants to IDA ("Operating income"). Operating income excludes the effects of net (losses) gains on non-trading financial instruments pursuant to SFAS No. 133. The effects of SFAS No. 133 on net income are discussed in Results of Operations.

Investment Products. As of June 30, 2007, IFC's disbursed and outstanding loan, equity, and debt securities investment portfolio, including adjustments to investments accounted for under the equity method, unrealized gains on equity investments held by consolidated variable interest entities ("VIEs"), unrealized gains on debt securities accounted for as available-for-sale, unamortized deferred loan origination fees, net, and the unamortized SFAS No. 133 transition adjustment ("disbursed investment portfolio") amounted to United States dollars ("US dollars" or "$") 16.6 billion. Loans represented 77%, equity investments 19%, and debt securities 4% of the disbursed investment portfolio. The disbursed investment portfolio is diversified by country, region, industry, sector, and project type. Credit risks are shared with other private sector investors as IFC does not generally provide financing for its own account for more than 25% of project cost. IFC's disbursed equity plus quasi-equity investments (net of impairment write-downs) may not exceed 100% of net worth. IFC applies stringent lending and investment criteria; projects are appraised on their technical, managerial, financial, and economic merits. Generally, IFC loans are priced on a market basis and equity and debt security investment decisions are similarly made based on risk-reward considerations.

Liquid Assets. As of June 30, 2007, the fair value of IFC's liquid assets portfolio (net of associated derivative instruments and securities lending activities) amounted to $13.3 billion, up from $12.7 billion at June 30, 2006. IFC's liquid assets plus undrawn borrowings from IBRD are sufficient to cover all of IFC's undisbursed loan and equity commitments. During FY07, IFC updated and, where applicable, revised its liquidity policy. IFC maintains a minimum level of liquidity, consisting of proceeds from external funding, that covers at least 65% of the sum of: (i) 100% of committed but undisbursed straight senior loans; (ii) 30% of committed guarantees; and (iii) 30% of committed client risk management products. IFC's liquid assets comprise highly rated fixed and floating rate instruments issued or unconditionally guaranteed by governments, government agencies and instrumentalities, multilateral organizations and AAA-rated corporate issuers; these include mortgage-and asset-backed securities, time deposits and other unconditional obligations of banks and financial institutions. IFC manages the market risk associated with these investments through a variety of hedging techniques including derivatives, principally currency and interest rate swaps and financial futures.

Borrowings. IFC raises virtually all of the funds for its lending, equity and debt security investment activities through the issuance of debt obligations in the international capital markets, while maintaining a small borrowing window with IBRD. IFC diversifies its borrowings by currency, country, source and maturity to provide flexibility and cost effectiveness. Since it began borrowing directly from the international capital markets in 1985, IFC has raised the equivalent of $48.0 billion involving 37 currencies. As of June 30, 2007, IFC's outstanding borrowings, including fair value adjustments, totaled $15.9 billion, including $0.1 billion from IBRD. In addition, IFC undertakes a substantial volume of currency swap and interest rate swap transactions to convert its market borrowings into variable-rate US dollar liabilities.

Enterprise Risk Management. In executing its sustainable private sector mandate, IFC assumes various kinds of risks. IFC's management has defined a comprehensive enterprise risk management framework, within which it recognizes four main risk groupings: strategic risk, credit risk, financial risk, and operational risk. Active management of these risks is a key determinant of IFC's success and its ability to maintain a stable capital and earnings base, and is an essential part of its operations. As part of its enterprise risk management framework, IFC has adopted several key financial and exposure policies and a number of prudential policies. IFC uses derivative instruments to manage financial risk associated with its borrowing, lending and liquidity management activities, and in connection with its client risk management products. The credit exposures on currency swaps and interest rate swaps are controlled through specified credit-rating requirements for counterparties, and through netting and collateralization arrangements.

Net Worth. As of June 30, 2007, IFC's net worth (presented as "Total Capital" in IFC's restated FY07 consolidated financial statements) amounted to $14.0 billion, including $11.2 billion in retained earnings, of which $0.6 billion has been designated for advisory services and PBG. For FY07, IFC must maintain at all times a level of capital (paid-in capital, retained earnings and general loan loss reserves) equal to at least 30% of risk-weighted assets. As of June 30, 2007, the capital adequacy ratio was 57%. The ratio at June 30, 2007 does not include the impact of designations of retained earnings related to FY07 net income which were approved by the Board of Directors on September 27, 2007 and noted with approval by the Board of Governors on October 21, 2007. Under IFC's Articles of Agreement, so long as IFC has outstanding indebtedness to IBRD, IFC's leverage, as measured by the ratio of IFC's debt (borrowings plus outstanding guarantees) to equity (total subscribed capital plus retained earnings), may not exceed 4.0 to 1. At June 30, 2007, this ratio was 1.3 to 1.

The above information is supplemented and qualified by the additional information and Financial Statements and Notes thereto appearing elsewhere in this Information Statement.

SELECTED FINANCIAL DATA

The consolidated balance sheet and consolidated income statement data presented below have been derived from restated consolidated financial statements for the years ended June 30, 2007 ("FY07"), June 30, 2006 ("FY06"), and June 30, 2005 ("FY05") and financial statements for the year ended June 30, 2004 ("FY04") and June 30, 2003 ("FY03") audited by Deloitte & Touche LLP, independent accountants. Certain amounts have been reclassified so as to conform with the current year presentation. The information set forth below should be read in conjunction with the consolidated financial statements referenced above and notes thereto as well as other financial information included elsewhere herein. Except as otherwise indicated, all amounts are expressed in millions of US dollars.

	As of and For The Years Ended June 30				
	2007 (As restated)	2006 (As restated)	2005 (As restated)	2004	2003
Net income highlights:					
Interest income and financial fees from loans and debt securities	1,075	807	660	518	477
Income from liquid asset trading activities	618	444	358	177	475
Charges on borrowings	(801)	(603)	(309)	(141)	(226)
Income from equity investments	2,306	1,228	1,365	658	145
Of which:					
Realized capital gains on equity sales	1,942	928	723	386	52
Dividends and profit participations	398	327	258	207	147
Unrealized income from Limited Liability Partnerships ("LLPs") and certain Limited Liability Corporations ("LLCs")	19	56	191	—	—
Changes in carrying value of equity investments	—	—	269	69	(50)
Equity investment impairment write-downs	(40)	(57)	(62)	—	—
Other	(13)	(26)	(14)	(4)	(4)
Release of (provision for) losses on loans & guarantees	43	(15)	261	103	(48)
Other income	99	109	86	79	93
Net other expense	(505)	(471)	(430)	(383)	(360)
Income before expenditures for advisory services, expenditures for PBG, grants to IDA and net (losses) gains on non-trading financial instruments	2,835	1,499	1,991	1,011	556
Expenditures for advisory services	(96)	(55)	(38)	(29)	(28)
Expenditures for PBG	—	(35)	—	—	—
Grants to IDA	(150)	—	—	—	—
Income after expenditures for advisory services, expenditures for PBG, grants to IDA and before net (losses) gains on non-trading financial instruments ("operating income")	2,589	1,409	1,953	982	528
Net (losses) gains on other non-trading financial instruments	(99)	(145)	61	11	(41)
Net income	2,490	1,264	2,014	993	487
Consolidated balance sheet highlights:					
Total assets	40,599	38,547	39,560	32,361	31,543
Liquid assets, net of associated derivatives	13,269	12,730	13,325	13,055	12,952
Loans, equity investments, and debt securities, net	15,796	12,787	11,489	10,279	9,377
Borrowings drawn-down and outstanding	15,879	14,967	15,359	16,254	17,315
Total capital	14,017	11,141	9,798	7,782	6,789
Of which:					
Undesignated retained earnings	10,604	7,868	6,871	5,193	4,425
Retained earnings designated for advisory services	391	487	312	225	—
Retained earnings designated for PBG	215	215	250	—	—
Retained earnings designated for grants to IDA	—	150	—	—	—
Capital stock	2,365	2,364	2,364	2,361	2,360
Accumulated other comprehensive income	442	57	1	3	4
Key financial ratios:[1]					
Return on average assets[2]	6.5%	3.6%	5.4%	3.1%	1.8%
Return on average net worth[3]	21.0%	13.6%	22.6%	13.7%	8.2%
Cash and liquid investments as a percentage of next three years' estimated net cash requirements[4]	85%	112%	142%	116%	107%
Debt to equity ratio[5]	1.3:1	1.5:1	1.8:1	2.3:1	2.6:1
Capital adequacy ratio[6]	57%	54%	50%	48%	45%
Total reserve against losses on loans to total disbursed loan portfolio[7]	6.6%	8.4%	9.9%	14.0%	18.2%

1. Key financial ratios are generally calculated excluding the effects of SFAS No. 133 and take into consideration the restatement of IFC's audited consolidated financial statements for its last three fiscal years ended June 30, 2007.
2. Return on average assets is defined as operating income for the fiscal year as a percentage of the average of total assets at the end of such fiscal year and the previous fiscal year.
3. Return on average net worth is defined as operating income for the fiscal year as a percentage of the average of total net worth (excluding payments on account of pending subscriptions) at the end of such fiscal year and the previous fiscal year.
4. At June 30, 2007, IFC's liquidity, consisting of proceeds from external funding, stood at 95% of the sum of: (i) 100% of committed but undisbursed straight senior loans; (ii) 30% of committed guarantees; and (iii) 30% of committed client risk management products.
5. Debt to equity ratio is defined as the ratio of outstanding borrowings plus outstanding guarantees to subscribed capital plus retained earnings at the end of the fiscal year.
6. Capital adequacy ratio is defined as the ratio of capital (including paid-in capital, retained earnings, and general loan loss reserve) to risk-weighted assets, both on- and off-balance sheet. The ratio at June 30, 2007 does not include the impact of designations of retained earnings related to FY07 net income which were approved by the Board of Directors on September 27, 2007 and noted with approval by the Board of Governors on October 21, 2007.
7. Total reserves against losses on loans to total disbursed loan portfolio is defined as reserve against losses on loans as a percentage of the total disbursed loan portfolio at the end of the fiscal year.

IFC

IFC is an international organization, established in 1956 under its Articles of Agreement (the "Articles of Agreement") to further economic growth in its developing member countries by promoting private sector development. IFC is a member of the World Bank Group, which also comprises IBRD, IDA MIGA, and ICSID. Although IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions, IFC is a legal entity separate and distinct from the IBRD, IDA, MIGA, and ICSID, and operates pursuant to its own Articles of Agreement. While it shares some services with IBRD and the President of IBRD is also the President of IBRD, IFC has its own management and staff. IFC's principal office is located at 2121 Pennsylvania Avenue, N.W., Washington, D.C. 20433.

IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. Generally, IFC charges market-based rates for its loans and seeks market returns on its debt security and equity investments. Unlike most other multilateral institutions, IFC does not accept host government guarantees of its loans.

USE OF PROCEEDS

The net proceeds to IFC from the sale of the Securities will be used for the general operations of IFC in accordance with its Articles of Agreement.

RECENT DEVELOPMENTS

On November 21, 2007, IFC decided to restate the audited consolidated financial statements for its last three fiscal years ended June 30, 2007, and to delay the completion of its consolidated condensed financial statements for the first quarter of the fiscal year ended September 30, 2007. On February 12, 2008, IFC issued its restated audited consolidated financial statements for its last three fiscal years ended June 30, 2007, and on February 13, 2008, IFC issued its consolidated condensed financial statements for the three months ended September 30, 2007. As a result of this process, the completion of IFC's consolidated condensed financial statements for the three and six months ended December 31, 2007 was also delayed; these financial statements were issued on March 21, 2008.

As disclosed in Note X to IFC's restated FY07 consolidated financial statements, historically, IFC has not bifurcated certain embedded derivatives or accounted for certain derivatives associated with its loans, debt securities and equity investments. These comprise put options, call options, income participation features, prepayments, warrants and loan conversion features. IFC has determined that, in accordance with SFAS No. 133, certain of these should have been accounted for as derivatives, resulting in the recording of derivative assets and liabilities, measured at fair value. This application of SFAS No. 133 resulted in a restatement of previously reported results. This restatement, necessary to correct the historical application, results in an increase in reported retained earnings at July 1, 2004 of $24 million, and the following changes in reported net income for the periods presented in the restated FY07 consolidated financial statements:

a decrease in net income of $106 million for the year ended June 30, 2007;
a decrease in net income of $14 million for the year ended June 30, 2006; and
a decrease in net income of $1 million for the year ended June 30, 2005.

IFC has also determined that, in accordance with SFAS No 115, certain loans in the amount of $94 million at June 30, 2007 should have been reclassified as debt securities. IFC has further determined that the carrying value of debt securities should have been decreased by $16 million at June 30, 2007 (increased by $56 million — June 30, 2006) to reflect fair value at the respective dates. These applications of SFAS No. 115 resulted in a restatement, necessary to correct the historical application, of previously reported net income and other comprehensive income for the periods presented in the restated FY07 consolidated financial statements:

a decrease in net income of $22 million for the year ended June 30, 2007;
a decrease in other comprehensive income of $50 million for the year ended June 30, 2007; and
an increase in other comprehensive income of $56 million for the year ended June 30, 2006.

The quarterly results for all impacted interim periods in the years ended June 30, 2007 and June 30, 2006 have also been restated. See Note Y — Selected Quarterly Financial Data to the restated FY07 consolidated financial statements for an analysis of the changes and a reconciliation of amounts previously reported and the restated amounts presented in these restated consolidated financial statements.

This Information Statement incorporates the effects of the restatement of IFC's FY07 consolidated financial statements. Selected information updated through December 31, 2007, the date of IFC's most recently issued consolidated condensed financial statements, has also been provided in the section titled "Six Months Ended December 31, 2007".

In connection with the restatement, IFC has identified a material weakness in its internal control over financial reporting and as a result has concluded that it did not maintain effective internal control over external financial reporting presented in conformity with US GAAP. Accordingly, IFC is implementing improvements to internal controls and procedures over the accounting for derivative instruments associated with the investment portfolio.

FINANCIAL STRUCTURE OF IFC

Total assets were $40.6 billion at June 30, 2007 ($38.5 billion — June 30, 2006), including $13.3 billion in liquid assets, net of associated derivatives ($12.7 billion — June 30, 2006) and $16.6 billion in the disbursed investment portfolio ($13.7 billion — June 30, 2006). The disbursed investment portfolio is reduced by reserves against losses on loans of $0.8 billion at June 30, 2007 ($0.9 billion — June 30, 2006). Total assets also include $1.2 billion in derivative assets at fair value ($1.2 billion — June 30, 2006).

CLIENT SERVICES

Business overview

In partnership with private investors, IFC assists in financing the establishment, improvement, and expansion of private sector enterprises by making investments where sufficient private capital is not otherwise available on reasonable terms. IFC seeks to bring together domestic and foreign private capital and experienced management and thereby create conditions conducive to the flow of private capital (domestic and foreign) into productive investments in its developing member countries. In this way, IFC plays a catalytic role in mobilizing additional funding from other investors and lenders, through parallel loans, loan participations, partial credit guarantees, securitizations and risk sharing facilities ("resource mobilization"). In addition to project finance, corporate lending and resource mobilization, IFC offers an array of financial products and technical advisory services to private businesses in the developing world with a view to fulfilling its developmental mission. IFC also advises member governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

IFC's investments are normally made in its developing member countries. The Articles of Agreement mandate that IFC shall invest in productive private enterprise. The requirement for private ownership does not disqualify enterprises that are partly owned by the public sector if such enterprises are organized under local commercial and corporate law, operate free of host government control in a market context and according to profitability criteria, and/or are in the process of being totally or partially privatized.

IFC's main investment activity is project and corporate financing. This encompasses "greenfield" projects, expansions, and modernizations. IFC also provides corporate credits to selected companies to finance ongoing investment programs. In addition, IFC facilitates financing through financial intermediaries, covering project and general purpose lending and specialized lending products such as leasing, trade, and mortgage finance. These financial intermediaries function either as IFC's borrower, on-lending to private sector companies at their own risk, or as IFC's agent, identifying companies for direct loans from IFC.

IFC applies stringent tests of enterprise soundness, project viability, additionality, and developmental impact in determining the eligibility of projects for its investments.

Advisory Services

IFC has historically delivered its mission primarily through loans, equity investments, and debt securities. As a result of an enhanced focus on frontier markets and achievement of sustainable development impact, the demands on IFC for associated advisory work have increased significantly. In FY04, IFC established a funding mechanism for advisory services, funded by designations of IFC's retained earnings.

Amounts available to be designated for advisory services are determined based on IFC's annual operating income in excess of $150 million, contemplating the financial capacity and priorities of IFC, and are approved by IFC's Board of Directors. Expenditures for the various approved advisory services projects are recorded as expenses in IFC's consolidated income statement in the year in which they occur, and have the effect of reducing retained earnings designated for this specific purpose. Prior to FY07, IFC's Board of Directors had approved designations of $580 million of IFC's retained earnings. IFC incurred expenditures for advisory services of $38 million in FY05,

$55 million in FY06, and $96 million in FY07, thereby reducing the amount of retained earnings designated for advisory services at June 30, 2007, to $391 million. Additional information on the funding mechanism for advisory services can be found in Notes A and N to IFC's restated FY07 consolidated financial statements.

Performance-Based Grants

In FY05, IFC began the analysis to create a program to fund performance-based grants, targeted at specific industries in developing countries, particularly frontier areas. The PBG initiative establishes a pool of resources for funding performance-based grants to individual private-sector projects in developing markets. The PBG initiative furthers IFC's frontier strategy by opening new opportunities to generate developmental impact.

The initiative had been discussed by IFC's Board of Directors during the second half of FY05 but no decisions on the principles or modalities of such initiative were made at that time. As a result, IFC designated $250 million of retained earnings for the initiative, with further deliberations to occur in FY06 on the principles and specifics of the initiative. On March 30, 2006, IFC's Board of Directors approved an implementation mechanism for the initiative and an initial pilot phase of $65 million. During FY06, IFC provided $35 million to IBRD's Global Partnership on Output Based Aid under the pilot phase; this amount was recorded as an expense in FY06. There were no expenditures in FY07. The amount of retained earnings designated for performance-based grants at June 30, 2007 was $215 million.

Grants to IDA

In order to encourage the growth of productive private enterprise in countries that are members of both IFC and IDA, on August 7, 2006, IFC's Board of Directors approved the designation of $150 million to IDA. On February 27, 2007, IFC disbursed $150 million in grants to IDA and has recorded an expense of $150 million in its restated FY07 consolidated income statement.

Designations of Retained Earnings

Designations of retained earnings related to FY07 net income in the amount of $870 million were approved by the Board of Directors on September 27, 2007 and noted with approval by the Board of Governors on October 22, 2007. The designations comprised the following: $170 million for advisory services; $100 million for a global infrastructure project development fund; $100 million for micro equity funds for SME development in IDA countries; and $500 million for a private sector development grant program for IDA.

Investment process and portfolio supervision

IFC's investment process can be divided into twelve main stages:

- Business development
- Early review
- Appraisal (due diligence)
- Investment review
- Negotiations
- Public notification
- Board of Directors' review and approval
- Commitment
- Disbursement of funds
- Project supervision
- Evaluation
- Closing

IFC carefully supervises its projects to monitor project performance and compliance with contractual obligations and with IFC's internal policies and procedures. IFC's Board of Directors is informed of such matters and of recommended courses of action at regular intervals.

INVESTMENT PROGRAM SUMMARY

Commitments

In FY07, IFC entered into new commitments totaling $8.2 billion, compared with $6.7 billion for FY06. Investment commitments pending disbursement at June 30, 2007 were $7.7 billion ($6.9 billion at June 30, 2006). Guarantees and client risk management facilities committed but not utilized at June 30, 2007, were $0.7 billion ($0.8 billion at June 30, 2006). FY07 and FY06 commitments[1] comprised the following:

INVESTMENT PROGRAM SUMMARY



10000
8000
6000
4000
2000
US $ millions
Other
Equity
Loans
IFC FY07
Participants FY07
IFC FY06
Participants FY06
Fiscal Year

Disbursements

IFC disbursed $5.8 billion for its own account in FY07 ($4.4 billion in FY06). IFC's disbursed and outstanding loan portfolio for its own account, including the unamortized SFAS No. 133 transition adjustment and unamortized deferred loan origination fees, net ("disbursed loan portfolio"), grew 17.9% to $12.7 billion at June 30, 2007 ($10.7 billion at June 30, 2006). IFC's equity investment portfolio, net of impairment write-downs and including adjustments to investments accounted for under the equity method and unrealized gains on equity investments held by consolidated variable interest entities ("VIEs") ("disbursed equity portfolio"), grew 20.4% to $3.2 billion at June 30, 2007 ($2.7 billion at June 30, 2006). IFC's debt securities portfolio grew 180% to $0.7 billion at June 30, 2007 ($0.3 billion at June 30, 2006). 64% of the increase was due to growth in the portfolio and 36% was due to increases in fair value.

[1] Other includes debt securities, quasi-equity, guarantees and client risk management

Approvals

In FY07, IFC approved new investments for its own account, including guarantees and client risk management facilities, totaling $9.3 billion, compared with $7.1 billion in FY06. In addition, IFC approved loan participations ("B-loans") arranged to be placed with financial institutions ("Participants") for loans approved by IFC's Board of Directors totaling $2.0 billion in FY07, compared with $2.2 billion in FY06. FY07 and FY06 approvals[2] comprised the following:



APPROVALS
10000
8000
6000
4000
2000
US $ millions
Other
Equity
Loans
IFC FY07
Participants FY07
IFC FY06
Participants FY06
Fiscal Year

Approvals pending commitment for IFC's own account at June 30, 2007, including guarantees and client risk management facilities, were $5.1 billion ($3.6 billion at June 30, 2006).

[2] Other includes debt securities, quasi-equity, guarantees and client risk management

Disbursed Investment Portfolio

IFC's disbursed investment portfolio is widely diversified by sector and geographic region. The following charts show the distribution of the portfolio (before adjustments to investments accounted for under the equity method, unrealized gains on equity investments held by consolidated VIEs, unrealized gains on debt securities accounted for as available-for-sale, unamortized deferred loan origination fees, net, and the unamortized SFAS No. 133 transition adjustment) as of June 30, 2007, and June 30, 2006:

SECTOR



45
40
35
30
25
20
15
10
5
% of portfolio
FY07
FY06
Finance and insurance
Utilities
Oil, gas and mining
Transportation and warehousing
Nonmetallic mineral product manufacturing
Food and beverages
Chemicals
Industrial consumer products
Information
Primary metals
Collective investment vehicles
Wholesale and retail trade
Agriculture and forestry
Paper and pulp
Accommodation and tourism services
Health Care
Textiles, apparel and leather
Plastics and rubber
Construction and real estate
Other

REGIONS



Other
Middle East and North Africa
Sub-Saharan Africa
Europe and Central Asia
Asia
Latin America and Caribbean
FY07
Other
Middle East and North Africa
Sub-Saharan Africa
Europe and Central Asia
Asia
Latin America and Caribbean
FY06

Disbursed B-loans

The portfolio of disbursed and outstanding B-loans which are serviced by IFC at June 30, 2007, totaled $4.4 billion, as compared with $3.9 billion at June 30, 2006.

Additional information on IFC's investment portfolio as of and for the years ended June 30, 2007, and June 30, 2006, can be found in Notes C, D, E, F, G and H to IFC's restated FY07 consolidated financial statements.

Investment Products

Loans

Loans account for the major part of the financing provided by IFC, representing 76% of IFC's disbursed investment portfolio as of June 30, 2007, compared with 78% at June 30, 2006.

Loans will generally have the following characteristics:

- *Term:* typically amortizing with final maturities of up to 12 years
- *Currency:* primarily in major convertible currencies, principally US dollar, and to a lesser extent, Euro, Swiss franc and Japanese yen
- *Interest rate:* typically variable
- *Pricing:* reflects such factors as market conditions and country and project risks; variable rate loans are generally tied to the 6-month LIBOR index in the relevant currency.

IFC offers local currency loan products to certain clients, provided that IFC is able to hedge its local currency exposure through mechanisms such as cross-currency swaps or forward contracts. Fixed-rate loans and loans in currencies other than US dollars are normally transformed, using currency and/or interest rate swaps, into US dollar variable rate loans.

On June 30, 2007, IFC's disbursed loan portfolio was $12.7 billion ($10.7 billion at June 30, 2006). At June 30, 2007, 73% (76% at June 30, 2006) of IFC's disbursed loan portfolio, excluding unamortized deferred loan origination fees, net, and the unamortized SFAS No. 133 transition adjustment, was US dollar-denominated.

The currency composition of the disbursed loan portfolio, excluding unamortized deferred loan origination fees, net, and the unamortized SFAS No. 133 transition adjustment, at June 30, 2007, and June 30, 2006, is shown on the accompanying diagram:


CURRENCIES
14000
12000
10000
8000
6000
4000
2000
US $ millions
FY07
FY06
U.S. Dollars
Euro
Other Currencies
Total

Equity Investments

Equity investments accounted for 20% of IFC's disbursed investment portfolio at June 30, 2007, compared with 20% at June 30, 2006. IFC's equity investments are typically in the form of common or preferred stock which is not mandatorily redeemable by the issuer or puttable to the issuer by IFC and are usually denominated in the currency of the country in which the investment is made.

Debt Securities

Debt securities accounted for 4% of IFC's disbursed investment portfolio at June 30, 2007, compared with 2% at June 30, 2006. Debt securities are typically in the form of bonds and notes issued in bearer or registered form, securitized debt obligations (e.g., asset-backed securities, mortgage-backed securities, and other collateralized debt obligations) and preferred shares, which are mandatorily redeemable by the issuer or puttable to the issuer by IFC.

Quasi-Equity

In addition to traditional loans, equity investments, and debt securities, IFC provides financing through a variety of quasi-equity instruments. Quasi-equities include subordinated or convertible loans, asset-backed securities, mortgage-backed securities, and certain common or preferred shares with put and/or call features. Depending upon their characteristics, quasi-equities may be classified as loans, equity investments, or debt securities in IFC's consolidated balance sheet. At June 30, 2007, IFC's disbursed quasi-equity portfolio, before adjustments to investments accounted for under the equity method, unrealized gains on equity investments held by consolidated VIEs, unrealized gains on debt securities accounted for as available-for-sale, unamortized deferred loan origination fees, net, and the unamortized SFAS No. 133 transition adjustment totaled $2,725 million ($1,935 million at June 30, 2006), of which $2,416 million was classified as loans ($1,768 million at June 30, 2006), $80 million was classified as equity investments ($96 million at June 30, 2006), and $229 million was classified as debt securities ($71 million at June 30, 2006) in IFC's restated consolidated balance sheet.

Guarantees and Partial Credit Guarantees

IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. IFC's guarantee is available for debt instruments and trade obligations of clients and covers commercial as well as noncommercial risks. IFC will provide local currency guarantees, but when a guarantee is called, the client will generally be obligated to reimburse IFC in US dollar terms. Guarantee fees are consistent with IFC's loan pricing policies. During FY07, IFC signed $1.0 billion of guarantees, $0.6 billion during FY06.

Resource Mobilization

Resource mobilization is defined as financing from entities other than IFC that becomes available to clients due to IFC's direct involvement in raising resources. IFC finances only a portion, usually not more than 25%, of the cost of any project. All IFC-financed projects, therefore, require other financial partners. IFC mobilizes such private sector finance from other entities through participations, parallel loans, partial credit guarantees, securitizations, and risk sharing facilities.

<u>B-loans</u>

The principal direct means by which IFC mobilizes such private sector finance is through the sale of participations in its loans ("B-loans"), known as the B-loan program. Through the B-loan program, IFC has worked primarily with commercial banks but also with nonbank financial institutions in financing projects since the early 1960s.

Whenever it participates a loan, IFC will always make a loan for its own account (an "A-loan"), thereby sharing the risk alongside its loan participants. IFC acts as the lender of record and is responsible for the administration of the entire loan, including the B-loan. IFC charges fees to the borrower at prevailing market rates to cover the cost of the syndication of the B-loan.

B-loan commitments were $1,775 million in FY07 ($1,572 million in FY06).

Structured Finance

Structured finance comprises partial credit guarantees, securitizations and risk sharing facilities. Structured finance commitments, net, defined as the amount of financing with a risk position equal to, or senior to, that of IFC's risk participation in the transaction, totaled $2,083 million in FY07 ($1,245 million in FY06).

Parallel Loans

Loans from other financial institutions that IFC helped raise for clients and received a fee, but for which IFC is not the lender of record, arranged by IFC in FY07 were $29 million ($67 million in FY06).

Resource Mobilization Ratio

The resource mobilization ratio is defined as:

$$\frac{\text{Loan participations + parallel loans + non-IFC investment portion of structured finance}}{\text{Commitments (IFC investments + IFC portion of structured finance)}}$$

For each dollar that IFC committed, IFC mobilized (in the form of B-loans, parallel loans, and the non-IFC portion of structured finance) $0.47 in FY07 ($0.43 at June 30, 2006).

Advisory Services

Advisory services are a growing and dynamic business that allows IFC to carry out its development mission beyond its investment activities. Beginning in FY05, IFC established a funding mechanism for advisory services, funded by designations of IFC's retained earnings, in order to address its increased efforts in the provision of advisory services. IFC provides such services to promote sustainable private sector investment in developing countries. Through this work, which is funded in partnership with governments and other donors, IFC contributes to development where opportunities for development may be limited. During FY07, IFC organized its advisory services in five business lines that correspond with IFC's operational strategy:

- *Access to Finance:* to expand on the availability of financial services to micro and small businesses and low-income households.
- *Business Enabling Environment:* to enable micro, small, and medium businesses to grow, invest, become more productive, and create jobs.
- *Environment and Social Sustainability:* to develop innovative business models that deliver social and environmental benefits.
- *Infrastructure:* to improve access to basic services in road infrastructure, telecommunications, water and energy utilities, health, and education.
- *Value Addition to Firms:* to help private firms enhance their competitiveness and productivity and to promote the growth of small businesses through the development of supply chains.

Expenditures for advisory services totaled $96 million in FY07 ($55 million in FY06 and $38 million in FY05).

The advisory services portfolio at June 30, 2007 included 1,018 projects with approved funding from IFC and donors of $846 million. Of this, 362 new projects were approved in FY07 with funding of $386 million. The average planned duration of advisory service projects now exceeds 24 months. The average size of new projects exceeds $1 million.

During FY07, expenses were incurred in 943 projects (both IFC and donor funds). FY07 exposures by business line and, region are as follows:

EXPOSURES BY REGION AT JUNE 30, 2007


World Region (World)
Central and Eastern Europe (CEU)
Latin America & Caribbean (CLA)
Sub-Saharan Africa (CAF)
Southern Europe and Central Asia (CSE)
South Asia (CSA)

EXPOSURES BY BUSINESS LINE AT JUNE 30, 2007


Access to Finance
Infrastructure
Environment and Social Sustainability
Business Enabling Environment

TREASURY SERVICES

Liquid Assets

IFC invests its liquidity in highly rated fixed and floating rate instruments issued by, or unconditionally guaranteed by, governments, government agencies and instrumentalities, multilateral organizations, and AAA-rated corporate issuers; these include mortgage- and asset-backed securities, time deposits and other unconditional obligations of banks and financial institutions.

IFC manages the market risk associated with these investments through a variety of hedging techniques including derivatives, principally currency and interest rate swaps and financial futures.

IFC's liquid assets at June 30, 2007 are invested in five separate portfolios, namely P0 through P4.

PORTFOLIO	MARKET VALUE* ($ billions)	COMPRISING	MANAGED BY	INVESTED IN	BENCHMARK
P0	$1.9 ($1.2)	Funds awaiting disbursement or reinvestment	IFC's Treasury Department	Short-term deposits	Overnight US dollar LIBID
P1	$3.9 ($5.2)	Proceeds from market borrowings invested pending disbursement of operational loans	IFC's Treasury Department	Principally global government bonds, asset-backed securities, and other AAA-rated corporate bonds generally swapped into 6-month US dollar LIBOR	Adjusted 3-month US dollar LIBID **
P2	$6.0 ($4.9)	Primarily IFC's paid-in capital and accumulated earnings that have not been invested in equity and quasi-equity investments or fixed-rate loans	IFC's Treasury Department	US Treasuries and other sovereign and agency issues	Lehman Brothers US Intermediate Treasury Index ***
P3	$1.1 ($1.0)	Proceeds from market borrowings	External managers appointed by IFC	Global government bonds and mortgage-backed securities	Same as for P1
P4	$0.4 ($0.4)	An outsourced portion of the P2 portfolio	External managers appointed by IFC	US Treasuries and other sovereign and agency issues	Same as for P2
Total	**$13.3bn ($12.7bn)**				

* at June 30, 2007 (June 30, 2006)

** adjusted 3 month US dollar LIBID=US dollar LIBOR-12.5 basis points. The net duration of the P1 and P3 benchmarks is approximately 0.25 years.

*** duration of P2 portfolio plus fixed-rate loans

The P3 portfolio is not permitted to exceed 12% of the total value of liquid assets at any time.

All portfolios are accounted for as trading portfolios.

IFC has a flexible approach to managing the liquid assets portfolios by making investments on an aggregate portfolio basis against its benchmark within specified risk parameters. In implementing these portfolio management strategies, IFC utilizes derivative instruments, including futures, and options, and takes long or short positions in securities.

All liquid assets are managed according to an investment authority approved by IFC's Board of Directors and investment guidelines approved by IFC's Finance and Risk Committee, a subcommittee of IFC's Management Group.

CAPITALIZATION

IFC's capitalization as of June 30, 2007 and June 30, 2006 is as follows:

CAPITALIZATION


Accumulated other comprehensive income
Borrowings from market sources
Retained earnings
Paid-in capital
Borrowings from the World Bank
FY07
Accumulated other comprehensive income
Borrowings from market sources
Retained earnings
Paid-in capital
Borrowings from the World Bank
FY06

During the period January 1, 2008 through April 25, 2008, IFC has undertaken 29 borrowings from market sources ($1,573 million in the aggregate). The borrowings undertaken during this period were comprised of eleven Japanese Yen issues amounting to $42 million, three Turkish lira issues amounting to $81 million, three South African rand issues amounting to $78 million, seven Australian dollar issuances amounting to $1,240 million, one New Zealand dollar issue amounting to $10 million, and four US dollar issues amounting to $122 million.

Borrowings

The major source of IFC's borrowings is the international capital markets. Under the Articles of Agreement, IFC may borrow in the public markets of a member country only with approvals from that member and also the member in whose currency the borrowing is denominated. IFC borrowed $2.8 billion during FY07 ($1.8 billion in FY06 and $2.0 billion in FY05). In addition, IFC's Board of Directors has authorized the repurchase and/or redemption of debt obligations issued by IFC. During FY07, IFC repurchased and retired $16 million of outstanding debt ($209 million in FY06).

IFC diversifies its borrowings by currency, country, source, and maturity to provide flexibility and cost-effectiveness. Outstanding market borrowings have remaining maturities ranging from less than one year to almost 30 years, with a weighted average remaining maturity of 9.8 years at June 30, 2007 (10.7 years at June 30, 2006).

Market borrowings are generally swapped into floating-rate obligations denominated in US dollars. As of June 30, 2007, IFC had gross payables from borrowing-related currency swaps of $8.8 billion ($8.5 billion at June 30, 2006) and from borrowing-related interest rate swaps in the notional principal amount of $6.7 billion ($6.7 billion at June 30, 2006). After the effect of these derivative instruments is taken into consideration, substantially all of IFC's market borrowings at June 30, 2007, and June 30, 2006, were variable rate US dollar-denominated.

The weighted average cost of market borrowings after currency and interest rate swap transactions was 5.0% at June 30, 2007 (4.9% at June 30, 2006).

Capital and Retained Earnings

As of June 30, 2007, IFC's net worth (presented as "Total Capital" in IFC's restated consolidated balance sheet) amounted to $14.0 billion, up from the June 30, 2006 level of $11.1 billion. At June 30, 2007, net worth comprised $2.4 billion of paid-in capital, unchanged from June 30, 2006, $11.2 billion of retained earnings ($8.7 billion at June 30, 2006), and $0.4 billion of accumulated other comprehensive income ($0 at June 30, 2006).

As of June 30, 2007 and 2006, IFC's authorized capital was $2.45 billion, of which $2.36 billion was subscribed. Over 99% of this was paid in ($2.37 billion at June 30, 2007, $2.36 billion at June 30, 2006). IFC has agreed to defer the payment dates for certain member countries. Pursuant to these arrangements, $1 million of subscribed shares remained unpaid at June 30, 2007, unchanged from June 30, 2006.

At June 30, 2007, retained earnings comprised $10.6 billion of undesignated retained earnings ($7.8 billion at June 30, 2006), $0.4 billion of retained earnings designated for advisory services ($0.5 billion at June 30, 2006), $0.2 billion of retained earnings designated for PBG ($0.2 billion at June 30, 2006), and $0 of retained earnings designated for grants to IDA ($0.2 billion at June 30, 2006).

ENTERPRISE RISK MANAGEMENT

In executing its sustainable private sector development business, IFC assumes various kinds of risks. IFC's management has defined a comprehensive enterprise risk management framework, within which it recognizes four main risk groupings: strategic risk, credit risk, financial risk, and operational risk.

IFC ENTERPRISE RISK ARCHITECTURE


Strategic
• Development Mission
• Environment & Social
• Reputation
Credit
• Customer
• Country
• Counter-party
Financial
• Market
• Liquidity
• Funding
Operational
• People
• Systems
• Processes
• External Events

Active management of these risks is a key determinant of IFC's success and its ability to maintain a stable capital and earnings base, and is an essential part of its operations. As part of its enterprise risk management framework, IFC has adopted several key financial and exposure policies and a number of prudential policies.

FY07 Enterprise Risk Highlights

IFC established a stand-alone Risk Management Vice Presidency in FY07. The risk management function in IFC is being enhanced to rationalize and expand existing functions and in some cases, establish new capacity for additional functions.

Plans and steps taken in this regard include:

- Enhancing risk/return metrics and other corporate tools for risk-rating and active portfolio management including economic capital allocation, improved risk rating systems and associated principles that allow for greater decentralization and accountability for pricing, performance measurement and portfolio management.
- Establishing a new Market and Liquidity Risk unit which will among other things look into the development of a Corporate Value at Risk measurement system for IFC.
- Implementing a Corporate-wide Value at Risk measurement and management system.

- Expanding IFC's operational risk assessment and management capabilities beyond investment operations, anti-money laundering and anti-corruption efforts to encompass advisory services and reputation risk management.
- Streamlining and strengthening operating processes and enhancing reporting effectiveness and accountability through an ongoing Business Process Review.
- Integrating development impact metrics with financial risk-return metrics.
- Strengthening internal controls especially around financial reporting, advisory service activities and information technology expenditures.
- Working toward enhanced and harmonized reporting of all risk metrics and uses of delegated authorities from the Board of Directors.
- Establishing a platform for a Corporate-wide compilation of risk and financial management policies for IFC activities and operations and their dissemination across IFC alongside decentralization efforts.
- Preparing a framework for, and anticipating, potential financial risks in IFC member countries or general portfolio deterioration.
- Piloting and using an economic capital approach for capital adequacy, capital allocation and internal risk management purposes as well as for setting general loan loss reserves. This approach brings IFC in line with industry best practice in the measurement of risk.
- The Project Risk Management function merged into an Operational Risk unit within the Business Risk Department in order to take a more systematic approach to operational risk, with the mandate to expand its framework across other businesses of IFC.
- As of July 1, 2007, the Insurance Services group was also integrated into the Business Risk Department.

IFC has been experiencing strong growth in all its businesses and is focused on implementing its strategic objective of becoming a client-driven organization, providing global knowledge and local expertise with decentralized decision making. In parallel, IFC has stepped up its efforts to maintain asset quality, enhanced the independence of its risk management function, and reaffirmed the enterprise-wide nature of its mandate.

IFC set up a pilot program in FY07 to increase risk management staffing and placed key credit risk managers and other risk oversight disciplines in the Asia regional hub in order to improve the timeliness and quality of the risk decision process. The comprehensiveness of the risk process at IFC necessitates reviews of economic and social risks, corporate governance standards for clients, and reputation risk reviews in addition to the more traditional credit quality and operational concerns.

This pilot program has become operational at the beginning of the year ending June 30, 2008 ("FY08"). Based on lessons learned, IFC will continue to decentralize in FY08, and risk management resources may be deployed to other regional hubs as needed. IFC believes that the move to put key decision risk makers in the regions will significantly improve the quality of its enterprise risk management coverage.

Strategic Risk

IFC defines strategic risk as the potential reputation, financial and other consequences of a failure to achieve its strategic mission and, in particular, its sustainable development mandate.

The overall management of strategic risk is effected through the definition and implementation of an annual strategy for meeting IFC's mission and guidelines for its investment operations, advisory services, and treasury activities. The strategy is developed with Senior Management by the Operational Strategy Group, and is approved by the Board of Directors. The Independent Evaluation Group conducts ex post evaluations of the implementation of IFC's strategy on an ongoing basis.

IFC's commitment to quality enterprise risk management, particularly on the environment and social front, continues to gain acceptance with our strategic partners, as the "Equator Principles" announced in FY05 have now

become an established standard for financial institutions engaged in finance in the emerging markets. Responsibility for managing these economic and social risk principles both internally and in liaison with other financial institutions rests with the Environment and Social Development Department.

In addition, IFC is focused on ensuring the evolving principles of corporate governance are accepted and practiced by its clients, and great emphasis is placed on developing these standards as part of IFC's development activities. Responsibility for managing corporate governance both internally and within our clients' operations rests with the Corporate Governance Department.

More broadly, the responsibility for the management of the fundamental reputation risk associated with the selection of project sponsors and the review of aspects relating to integrity rests with the operational departments, which are supported by the Business Risk Department.

The key guiding principles and policies established as part of the framework for controlling strategic risk are as follows:

Guiding Principles for IFC's Operations

Catalytic role: IFC will seek above all to be a catalyst in facilitating productive investments in the private sector of its developing member countries. It does so by mobilizing financing from both foreign and domestic investors from the private and public sectors.

Business partnership: IFC functions like a business in partnership with the private sector. Thus, IFC takes the same commercial risks as do private institutions, investing its funds under the discipline of the marketplace.

Additionality: IFC participates in an investment only when it can make a special contribution not offered or brought to the deal by other investors.

Environmental and Social Policies

IFC has developed a comprehensive set of Guidelines and Safeguard Policies to promote environmentally and socially responsible private sector investments. Project sponsors are given the Safeguard Policies for environmental and social issues to review prior to conducting their assessments, as well as the environmental, health, and safety guidelines specific to the particular industry, sector, and type of project.

When making investments, IFC applies its standards to the project and project performance is monitored against those standards. Projects are expected to comply with the applicable policies and guidelines, as well as applicable local, national, and international laws.

IFC Sanctions Procedures

In FY07, IFC established a set of procedures to sanction parties involved in IFC projects committing corrupt, fraudulent, collusive, coercive or obstructive practices.

FY07 Strategic Risk Highlights

IFC's Environmental and Social Policies have become widely recognized as best practice when twelve international commercial banks adopted them in the form of the Equator Principles. To date, more than 50 leading international financial institutions have adopted these principles.

As of January 1, 2007, IFC adopted a stricter enforcement of its approach to combating fraud and corruption related to newly initiated investment financing, as well as advisory services. In conjunction with its sister organizations in the World Bank Group, and as part of this new approach, IFC adopted new and expanded definitions of fraud and corruption, which were harmonized with other multilateral development institutions. A process for sanctions and debarment of customers committing these bad acts has been put in place. The enhanced emphasis on combating fraud and corruption does not change the high expectations IFC has always held for its staff, clients and projects, including our due diligence and commitment to good corporate governance.

Credit Risk

IFC defines credit risk as the potential reduction in value of on- and off-balance sheet assets due to a deteriorating credit profile of its clients, the countries in which it invests, or a financial counterparty. Credit risk is incurred in two areas of IFC's operations: (i) in its investment operations, where IFC provides loans, invests in debt securities and equity investments, provides guarantees and acts as a derivatives counterparty for clients in its developing member countries, and (ii) in its treasury and portfolio management operations, where credit risk is incurred with counterparties in IFC's liquid asset, borrowing, asset-liability management, and portfolio management activities. As part of its mandate, IFC is prohibited from accepting host government guarantees of repayment on its investments and, therefore, incurs commercial and sovereign risk on its investments.

IFC's Risk Management and Financial Policy Department has oversight responsibility for overall financial risk management and, in addition, monitors and controls credit risk arising in IFC's treasury activities. With respect to IFC's credit risk exposures to clients in developing countries, IFC's Credit Review Department plays a key role. At origination of new investments, the Credit Review Department analyzes information obtained from the investment departments and provides an independent review of the credit risk of the transaction. After commitment, the quality of IFC's investment portfolio is monitored according to supervision principles and procedures defined in IFC's Operational Policies and Procedures. Responsibility for the day-to-day monitoring and management of credit risk in the portfolio rests with the portfolio management units of individual investment departments. Their assessments are subject to quarterly review, on a sample basis, by the Loss Provisioning Division of IFC's Controller's and Budgeting Department and by the Credit Review Department.

IFC's investment portfolio is subject to a number of operational and prudential limits, including limitations on single project/client exposure, single country exposure, and segment concentration. Similarly, credit policies and guidelines have been formulated covering treasury operations; these are subject to annual revision by the Risk Management and Financial Policy Department, and approval by the Finance and Risk Committee.

Specifically, IFC has adopted the following key financial policies and guidelines:

Investment operations

(1) IFC does not normally finance for its own account more than 25% of a project's cost.

(2) An equity investment in a company does not normally represent more than 35% of the company's total share capital, provided further that IFC is not the single largest shareholder. Until IFC resumes presentation of its financial statements in accordance with IFRS, IFC's equity investment in a company will not normally represent more than 20% of the company's total share capital.

(3) Total investment in a single obligor, net of specific reserves, may not exceed 4% of IFC's net worth plus general reserves on loans.

(4) Equity plus quasi-equity investments in a single obligor may not exceed 3% of IFC's net worth plus general reserves on loans.

(5) Straight equity investments in a single obligor may not exceed 1.5% of IFC's net worth plus general reserves on loans.

Portfolio management

(1) Review trigger levels ranging from 2.5% to 10% of net worth plus general reserves are set for each country's outstanding portfolio, net of specific reserves, based on the size of its economy and its risk rating.

(2) IFC lender of record exposure in a country (outstanding) may not exceed 10% of a country's total long-term external debt for Heavily Indebted Poor Countries and 5% for all other countries. Exceptions for countries with low levels of external debt may be made by the Finance and Risk Committee. Lower trigger levels are set for certain countries.

(3) IFC's total exposure (outstanding net of specific reserves on loans) to a single risk sector may not exceed 12% of net worth plus general reserves. Lower review trigger levels are set for single sectors, and individually for the finance and insurance sector, based on IFC's net worth plus general reserves and the country exposure level.

(4) IFC's committed exposure in guarantees that are subrogated in local currency is limited to $300 million for currencies for which there are no adequate currency and interest rate risk hedging instruments as determined by IFC's Treasury Department at the time of commitment. There is a sublimit of $100 million for an individual currency under this limit.

Treasury operations

(1) Counterparties are subject to conservative eligibility criteria, currently restricted to banks and financial institutions with a minimum credit rating of A by leading international credit rating agencies.

(2) Exposures to individual counterparties are subject to concentration caps. For derivatives, exposure is measured in terms of "worst case" potential exposure based on simulations of market variables. Institution-specific limits are updated monthly based on changes in counterparty size or credit status.

(3) To limit exposure, IFC signs collateral agreements with counterparties that require the posting of collateral when net exposure exceeds certain predetermined thresholds, which decrease as a counterparty's credit rating deteriorates.

(4) Because counterparties can be downgraded during the life of a transaction, the agreements provide an option for IFC to terminate all swaps if the counterparty is downgraded below investment grade or if other early termination events occur that are standard in the market.

(5) For exchange-traded instruments, IFC limits credit risk by restricting transactions to a list of authorized exchanges, contracts and dealers, and by placing limits on IFC's position in each contract.

FY07 Credit Risk Highlights

IFC does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest is expected in the near future.

The amount of nonaccruing loans as a percentage of the disbursed loan portfolio, excluding the unamortized SFAS No. 133 transition adjustment and unamortized deferred loan origination fees, net, a key indicator of portfolio performance, decreased to 3.0% at June 30, 2007 (4.2% at June 30, 2006). The principal amount outstanding on nonaccrual loans totaled $378 million at June 30, 2007, a decrease of $69 million (15%) from the June 30, 2006, level of $447 million.

The quality of IFC's investment portfolio, as measured by the aggregate risk level, improved further during FY07, continuing the trends noted during FY06 and FY05. Total reserves against losses on loans at June 30, 2007, decreased to $832 million ($898 million at June 30, 2006). This is equivalent to 6.5% of the disbursed loan portfolio, excluding the unamortized SFAS No. 133 transition adjustment and unamortized deferred loan origination fees, net, significantly below the level of 8.3% at June 30, 2006.

The five-year trend of reserves against losses on loans as a percentage of the disbursed loan portfolio, excluding the unamortized SFAS No. 133 transition adjustment and unamortized deferred loan origination fees, net, is presented below:



LOAN LOSS RESERVES
20
18
16
14
12
10
8
6
4
2
FY03
FY04
FY05
FY06
FY07

IFC operates under the assumption that the guarantee portfolio is exposed to the same idiosyncratic and systematic risks as IFC's loan portfolio and the inherent, probable losses in the guarantee portfolio need to be covered by an allowance for loss. The allowance at June 30, 2007, was $16 million ($18 million at June 30, 2006), based on the year-end portfolio, and is included in payables and other liabilities on IFC's restated consolidated balance sheet. The decrease in allowance for the year, $2 million for FY07 ($5 million increase for FY06), is included in the release of provision for losses on loans and guarantees in the restated consolidated income statement.

IFC has not suffered credit losses on its exposures to derivatives counterparties in its treasury operations.

Financial Risk

IFC defines financial risk in three components: (a) the potential inability to realize asset values in its portfolio sufficient to meet obligations to disburse funds as they arise ("liquidity risk"); (b) the potential inability to access funding at reasonable cost ("funding risk"); and (c) a deterioration in values of financial instruments or positions due to changes in market interest and exchange rates and the volatility thereof ("market risk").

Key Financial Policies and Guidelines

During FY07, IFC updated and, where appropriate, revised its liquidity and capital adequacy policies. IFC currently operates under a number of key financial policies and guidelines as detailed below, which have been approved by its Board of Directors:

(1) Disbursed equity plus quasi-equity investments (net of impairment write-downs) may not exceed 100% of net worth.

(2) Minimum liquidity (liquid assets plus undrawn borrowing commitments from IBRD) must be sufficient at all times to cover at least 45% of IFC's estimated net cash requirements for the next three years.

(3) Loans are funded with liabilities having the same characteristics in terms of interest rate basis and currency and, for fixed rate loans, duration except for Board-approved new products involving asset-liability mismatches. IFC maintains a minimum level of liquidity, consisting of proceeds from

external funding, that covers at least 65% of the sum of: (i) 100% of committed but undisbursed straight senior loans; (ii) 30% of committed guarantees; and (iii) 30% of committed client risk management products.

(4) For FY07, IFC's capital adequacy policy requires a minimum ratio of capital to risk weighted assets of 30%. Under the revised policy, IFC is required to maintain a minimum level of total resources (including paid-in capital, total loss reserves and retained earnings net of designations) equal to total potential losses for all on- and off-balance sheet exposures estimated at levels consistent with the maintenance of a AAA rating.

In addition, under IFC's Articles of Agreement, as long as IFC has outstanding borrowings from IBRD, IFC's leverage, as measured by the ratio of IFC's outstanding debt (borrowings plus outstanding guarantees) to IFC's net worth (using subscribed capital), may not exceed 4.0 to 1.

Liquidity Risk

Within the key financial policies and guidelines described above, in practice IFC maintains, as a prudential measure, an operating liquidity guideline ranging from 65% to 95% of the next three years' net cash requirements, including projected disbursement and debt service requirements.

The primary instruments for maintaining sufficient liquidity are IFC's liquid asset portfolios. As noted above, at June 30, 2007, IFC distinguishes five such portfolios:

(1) P0, which is generally invested in short-dated deposits, money market funds, and tri-party repos, reflecting its use for short-term funding requirements.

(2) P1, which is generally invested in: (a) foreign sovereign, sovereign-guaranteed and supranational fixed income instruments (rated AA- or better); (b) US Treasury or agency instruments; (c) asset-backed securities rated AAA by at least two rating agencies and/or other AAA rated notes issued by Corporations; (d) interest rate futures and swaps to manage currency risk in the portfolio, as well as its duration relative to benchmark; and (e) cash deposits.

(3) P2, which is generally invested in US Treasuries, other sovereign and agency issues and mortgage-backed securities.

(4) P3, which comprises a global fixed income portfolio and a mortgage-backed securities portfolio (managed by external managers).

(5) P4, which is an outsourced portion of the P2 portfolio (managed by external managers).

FY07 Liquidity Risk Highlights

At June 30, 2007, IFC's liquidity level stood at $13.3 billion, or 85% of its projected net cash requirements for three years ($12.7 billion, and 112% at June 30, 2006).

Funding Risk

IFC's primary objective with respect to managing funding risk is, through the adoption of the key financial policies described above, to maintain its triple-A or AAA/Aaa credit ratings and, thereby, maintain access to market funding as needed at the lowest possible cost

FY07 Funding Risk Highlights

During FY07, IFC raised $2.8 billion ($1.8 billion in FY06) of funding at sub-LIBOR rates.

Market Risk

IFC's exposure to market risk is minimized by adopting the matched-funding policy noted above and by using derivative instruments to convert assets and liabilities into floating rate US dollar assets and liabilities.

Investment Operations

Interest rate and currency exchange risk associated with fixed rate and/or non-US dollar lending is hedged via currency and interest rate swaps that convert cash flows into variable rate US dollar flows.

Exposures to market risk resulting from derivative transactions with clients, which are intended to facilitate clients' risk management, are minimized by entering into offsetting positions with highly rated market counterparties.

Liquid Asset Portfolios

The P0, P1 and P3 portfolios are managed to variable rate US dollar benchmarks, on a portfolio basis. To this end, a variety of derivative instruments are used, including short-term, over-the-counter foreign exchange forwards ("covered forwards"), interest rate and currency swaps, and exchange-traded interest rate futures and options. IFC also takes both long and short positions in securities in the management of these portfolios to their respective benchmarks.

The primary source of market risk in the liquid asset portfolios is the P2 and P4 portfolios, which, in contrast, are managed to a three-year duration US dollar benchmark, with additional flexibility to deviate from the benchmark. P2 represents the portion of IFC's capital not disbursed as equity investments, and the benchmark reflects the chosen risk profile for this uninvested capital. P4 represents an outsourced portion of the P2 portfolio. In addition, the P1 and P3 portfolios contain a degree of market risk (e.g., spread risk).

Borrowing Activities

Access to funding is maximized, and cost is minimized, by issuing debt securities in various capital markets in a variety of currencies, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a reference interest rate, or one or more foreign exchange rates.

Market risk associated with fixed rate obligations and structured instruments entered into as part of IFC's funding program is generally mitigated by using derivative instruments to convert them into variable rate US dollar obligations, consistent with the matched-funding policy.

Asset-Liability Management

While IFC's matched-funding policy provides a significant level of protection against currency and interest rate risk, IFC can be exposed to residual market risk in its overall asset and liability management. This residual market risk is monitored by the Asset-Liability Management group within the Treasury Department.

Residual currency risk arises from events such as changes in the level of non-US dollar loan loss reserves. This risk is managed by monitoring the aggregate position in each lending currency and hedging the exposure when the net asset or liability position exceeds $5 million equivalent.

Residual interest rate risk may arise from two main sources:

- Assets that are fully match-funded at inception, which can become mismatched over time due to write-downs, prepayments, or rescheduling; and
- Differing interest rate reset dates on assets and liabilities.

This residual risk is managed by: first, synchronizing interest rate reset dates on assets and liabilities at a portfolio level; and second, measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates, with an action trigger of $50,000 for a one basis point parallel move in the yield curve.

FY07 Market Risk Highlights

Total liquid asset returns (comprising interest, realized and unrealized gains and losses, and foreign currency transaction gains (losses)) were $618 million in FY07 ($444 million in FY06 and $358 million in FY05), of which $187 million was attributable to the P0, P1 and P3 portfolios ($378 million in FY06 and $212 million in FY05), and $306 million was attributable to the P2 and P4 portfolios ($66 million in FY06 and $146 million in FY05).

Foreign currency transaction gains on non-trading activities for FY07 were $17 million ($6 million in FY06 and $7 million loss in FY05).

OPERATIONAL RISK

IFC defines operational risk as the potential for loss resulting from events involving people, systems and processes. These include both internal and external events, whether caused by a lack of controls, documentation, or contingency planning, or by breakdowns in information systems, communications, physical safeguards, business continuity, supervision, transaction processing, or in the execution of legal, fiduciary, and agency responsibilities. As such, operational risk covers the risks emanating from the manner in which an entity is *operated* as opposed to the way it is *financed.*

Consistent with the Basel II Capital Adequacy guidelines, IFC is developing a matrix framework to analyze operational risk by identifying, for each area (people, systems and processes), which risks IFC will: (i) manage internally, as part of its ongoing business; (ii) alleviate through contingency planning; or (iii) transfer to third parties, whether by subcontracting, outsourcing, hedging, or insurance.

Responsibility for the development of the framework for managing and monitoring operational risk now rests with the Operational Risk Division of the Business Risk Department. Responsibility for contingency planning for recovery from emergencies rests with the Controller's Department. In respect of insurable operational risk, IFC's Insurance Services Division, which is now part of the Business Risk Department, performs insurance reviews to identify underlying risks and assess the adequacy of existing insurance policies and limits.

IFC seeks to mitigate the risks it manages internally by maintaining a comprehensive system of internal controls that is designed not only to identify the parameters of various risks but also to monitor and control those areas of particular concern. Key components of this effort are listed below:

Key components of operational risk management

(1) In FY07, IFC established an Operational Risk Division which will develop assessments and measure areas of operational risk in IFC, using well-defined market practices and tools.

(2) IFC has adopted the COSO[1] control framework and a control self-assessment methodology to evaluate the effectiveness of its internal controls in all significant business operations. In addition, the COBIT[2] methodology is used to supplement the COSO review of the information technology function. The program includes compliance testing of key internal controls assuring the reliability of external financial reporting and has been applied to Donor Funded Operations as well.

(3) The Internal Audit Department of the World Bank Group performs ongoing independent review of the effectiveness of IFC's internal controls in selected key areas and functions.

(4) To promote data integrity, IFC has formulated a Data Management Policy. The policy is enforced by the Information Quality Group within the Controller's Department and through a network of Departmental Data Stewards.

(5) IFC has a New Products/Initiatives Assessment Group, with representation from key business and support functions, to ensure that processes and controls are in place to manage the risks in new products and initiatives before they are executed.

1. COSO refers to the Internal Control — Integrated Framework formulated by the Committee of Sponsoring Organizations of the Treadway Commission, which was convened by the US Congress in

response to the well-publicized irregularities that occurred in the financial sector in the United States during the late 1980s.

2. COBIT refers to Control Objectives for Information and Related Technology, first released in 1996, updated to the 3rd edition released in July 2000, sponsored by the Information Systems Audit and Control Association (ISACA).

FY07 Operational Risk Highlights

IFC continues to focus on its preparedness to react to an emergency situation that could disrupt its normal operations. During FY07, IFC has:

(1) Added applications and capabilities to back-up facilities available for its key strategic financial and support systems and continued extensive testing thereof.

(2) Reinforced and extended home computing arrangements for essential staff in all departments, as part of IFC's avian flu contingency planning.

(3) Conducted awareness training for Washington, DC-based departments and larger country offices, covering business continuity in general and pandemic preparedness in particular.

(4) Established Emergency Management Teams in all regions; conducted emergency simulation exercises in its Washington, DC offices and in the regional hub offices; and held emergency management workshops in the larger country offices in each region.

IFC is continuing a multiyear effort to analyze and develop enhanced methodologies for measuring, monitoring and managing operational risk in its key activities. During FY07, IFC has:

(1) As part of a Business Process Review, identified specific ways to speed up project processing in investment operations, improve risk management, and allow IFC to respond more efficiently and effectively to the needs of clients.

(2) Developed a framework for IFC's strategic and operational risk functions within the enlarged Business Risk Department.

(3) Continued a process-mapping exercise to identify potential areas of exposure to operational risk in its investment and advisory services processes and to provide a basis for quantifying potential risks;.

(4) Within the former Project Risk Management function (now the new Operational Risk Division) completed the cataloguing of operational aspects to be tracked in portfolio projects, and rolled it out to all pipeline projects in investment operations.

(5) Made plans to expand these activities across IFC's other businesses.

CRITICAL ACCOUNTING POLICIES

The Notes to IFC's restated FY07 consolidated financial statements contain a summary of IFC's significant accounting policies, including a discussion of recently issued accounting pronouncements. Certain of these policies are considered to be "critical" to the portrayal of IFC's financial condition, since they require management to make difficult, complex or subjective judgments, some of which may relate to matters that are inherently uncertain. These policies include: (i) determining the level of the allowance for losses in the loan portfolio; (ii) determining the level of impairment of equity investments; and (iii) determining the valuation of certain financial instruments with no quoted market prices. Additional information about these policies can be found in Notes A, C, O and P to the restated FY07 consolidated financial statements.

Reserve Against Losses on Loans

IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. The reserve against losses for impaired loans reflects management's judgment of the present value of expected future cash flows discounted at the loan's effective interest rate. The reserve against losses for loans includes an estimate of probable losses on loans inherent in the portfolio but not specifically identifiable. The reserve is established through periodic charges to income in the form of a provision for losses on loans. Loans written off, as well as any subsequent recoveries, are recorded through the reserve.

The assessment of the adequacy of reserves against losses for loans is highly dependent on management's judgment about factors such as geographical concentration, industry, regional and macroeconomic conditions, and historical trends. Due to the inherent limitation of any particular estimation technique, management utilizes a capital pricing and risk framework to estimate the probable losses on loans inherent in the portfolio but not specifically identifiable. This Board approved framework uses actual loan loss history and aligns the loan loss provisioning framework with IFC's capital adequacy framework.

The reserve against losses on loans is separately reported in the consolidated balance sheet as a reduction of IFC's total loans. Increases or decreases in the reserve level are reported in the income statement as provision for losses or release of provision for losses on loans, and guarantees. The reserve against losses on loans relates only to the Client Services segment of IFC (see Note R to the restated FY07 consolidated financial statements for further discussion of IFC's business segments).

Equity Impairment

IFC assesses all equity investments for impairment each quarter. When impairment is identified and is deemed to be other than temporary, the equity investment is written down to its impaired value, which becomes the new cost basis in the equity investment. IFC has elected to assume that all impairments shall be deemed to be other than temporary. Impairment losses are not reversed for subsequent recoveries in value of the equity investment until it is sold.

Prior to March 31, 2005, IFC had carried reserves against losses on the equity investment portfolio. During the year ended June 30, 2005, IFC changed its process of estimating impairment on equity investments to adopt an impairment methodology based largely on fair value estimates. As a result, IFC recorded a change in carrying value of the equity investment portfolio. In this regard, IFC determined that all impairments and changes in carrying value were deemed to be other than temporary. This change in carrying value of the equity portfolio was reflected in net income from equity investments in the restated FY05 consolidated income statement and in equity investments in the consolidated balance sheet.

Valuation of Financial Instruments with No Quoted Market Prices

As part of its compliance with SFAS No. 133, IFC reports at fair value all of its derivative instruments and certain borrowings that IFC has designated as components of fair value hedges. In addition, certain features in various loan agreements, equity investment agreements, and borrowing contracts contain embedded derivatives that, for accounting purposes, are separately accounted as either derivative assets or liabilities, including puts, caps,

floors, and forwards. Few of these instruments have a ready market valuation. Therefore, the fair values of the financial instruments with no quoted market prices are estimated using complex pricing models of the net present value of estimated future cash flows. Management makes numerous assumptions in developing the pricing models, including the appropriate discount rates, interest rates, and related volatility and expected movement in foreign currency exchange rates. Changes in assumptions could have a significant impact on the amounts reported as assets and liabilities and the related gains and losses reported in the income statement. The fair value computations affect both the Client Services and Treasury segments of IFC (see Note R to the restated FY07 consolidated financial statements for further discussion of IFC's business segments).

Additional information can be found in Notes A, O and P to the restated FY07 consolidated financial statements.

Pension and Other Postretirement Benefits

IFC participates, along with IBRD and MIGA, in pension and postretirement benefit plans that cover substantially all of their staff members. All costs, assets and liabilities associated with the plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. The underlying actuarial assumptions used to determine the projected benefit obligations, fair value of plan assets and funded status associated with these plans are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. For further details, please refer to Note S to the restated FY07 consolidated financial statements.

RESULTS OF OPERATIONS

STATEMENTS OF INCOME

The summary consolidated statements of income of IFC presented below have been derived from consolidated financial statements audited by Deloitte & Touche LLP. Certain amounts have been reclassified so as to conform with current year presentation. The information set forth below should be read in conjunction with the consolidated financial statements and notes thereto as well as other information included elsewhere herein.

	Years ended June 30,				
	2007 (As restated)	2006 (As restated)	2005 (As restated)	2004	2003
	(in millions of US dollars)				
Interest and financial fees from loans and debt securities	$1,075	$ 807	$ 660	$ 518	$ 477
Income from liquid asset trading activities	618	444	358	177	475
Charges on borrowings	(801)	(603)	(309)	(141)	(226)
Income from equity investments					
Realized capital gains on equity sales	1,942	928	723	386	52
Dividends and profit participations	398	327	258	207	147
Unrealized income from LLPs and certain LLCs	19	56	191	—	—
Changes in carrying value of equity investments	—	—	269	69	(50)
Equity investment impairment write-downs	(40)	(57)	(62)	—	—
Other	(13)	(26)	(14)	(4)	(4)
Total income from equity investments	2,306	1,228	1,365	658	145
Release of (provision for) losses on loans and guarantees	43	(15)	261	103	(48)
Other income	99	109	86	79	93
Other expense	(505)	(471)	(430)	(383)	(360)
Income before expenditures for advisory services, expenditures for PBG, grants to IDA and net (losses) gains on non-trading financial instruments	2,835	1,499	1,991	1,011	556
Expenditures for advisory services	(96)	(55)	(38)	(29)	(28)
Expenditures for PBG	—	(35)	—	—	—
Grants to IDA	(150)	—	—	—	—
Income after expenditures for advisory services, expenditures for PBG, grants to IDA and before net (losses) gains on non-trading financial instruments ("operating income")	2,589	1,409	1,953	982	528
Net (losses) gains on other non-trading financial instruments[3]	(99)	(145)	61	11	(41)
NET INCOME	$2,490	$1,264	$2,014	$ 993	$ 487

[3] See Note O to IFC's restated FY07 consolidated financial statements.

The main elements of IFC's net income, and influences on the level and variability of operating and net income from year to year, are:

ELEMENTS	SIGNIFICANT INFLUENCES
Operating income:	
Spread on interest earning assets	Nonaccruals and recoveries of interest on loans formerly in nonaccrual status and income from participation notes
Liquid asset income	Realized and unrealized gains and losses on the liquid asset portfolios
Income from the equity investment portfolio	Performance of the equity portfolio (principally capital gains, dividends)
Provisions for losses on loans and guarantees	Level of provisions for losses on loans and guarantees
Equity impairment write-downs	Amount of impairment write-downs
Noninterest income and expense	Level of advisory services provided by IFC to its clients, the level of expense from the staff retirement and other benefits plans, and the approved administrative and other budgets
Net income:	
Net gains and losses on other non-trading financial instruments	Principally, differences between changes in fair values of derivative instruments and changes in fair value of hedged items in fair value hedging relationships

The following paragraphs detail significant variances between FY07 and FY06, and FY06 and FY05, covering the periods included in IFC's restated FY07 consolidated financial statements and an update of results for the six months ended December 31, 2007, the date of IFC's most recently issued consolidated condensed unaudited financial statements. As disclosed in Note A to IFC's restated FY07 consolidated financial statements, certain amounts in FY06 and FY05 have been reclassified to conform to the current year's presentation. Where applicable, the following paragraphs reflect restated and reclassified prior year comparative information.

FY07 VERSUS FY06

Operating income

IFC's income before expenditures for advisory services, PBG, grants to IDA and net (losses) gains on non-trading financial instruments for FY07 was $2,835 million. Expenditures for advisory services for FY07 totaled $96 million and grants to IDA totaled $150 million, resulting in operating income for FY07 of $2,589 million.

The record operating performance in FY07 was mainly attributable to significant equity income (principally capital gains and dividends). In addition, there was a continued overall improvement in the quality of the loan and equity investment portfolio, as measured by portfolio impairment and portfolio risk levels, although at a slower pace than in FY06. The aggregate risk level within the portfolio has been reduced principally due to: (i) the successful restructuring or rescheduling of problem projects; (ii) the growth in the outstanding portfolio in new investments with better risk ratings; (iii) the write-off of investments with worse risk ratings than the average risk rating of the portfolio; and (iv) an overall improvement in country risk ratings. This improvement began during the latter stages of FY03 and has continued through FY07. Additionally, IFC's liquid asset portfolios yielded significant positive contributions to IFC's operating income, totaling $618 million in FY07.

A more detailed analysis of the components of IFC's operating income follows.

Interest and Financial Fees from Loans and Debt Securities

IFC's primary interest earning asset is its loan portfolio. Interest and financial fees from loans and debt securities (including guarantee fees) for FY07 totaled $1,075 million, compared with $807 million in FY06, an increase of $268 million, or 33%.

The growth in the loan portfolio and the overall increase in average interest rates during FY07, when compared with FY06, contributed $211 million of the increase in interest income. Recoveries of interest on loans being removed from non-accrual status, net of reversals of income on loans being placed in nonaccrual status, were $12 million lower in FY07, compared to FY06. Income from IFC's participation notes, over and above minimum contractual interest, was $24 million higher in FY07 than in FY06.

Commitment and financial fees, after the effects of deferring and amortizing net loan origination fees, were $45 million higher than in FY06, principally reflecting growth attributable to strong commitments and disbursements.

Charges on Borrowings

IFC's charges on borrowings increased by $198 million, from $603 million in FY06 to $801 million in FY07, largely reflecting the increased US dollar interest rate environment, when comparing FY07 and FY06. Charges on borrowings in FY07 includes $8 million in respect of interest expense on secured borrowings ($6 million in FY06). The weighted average cost of IFC's borrowings outstanding from market sources, after the effects of borrowing-related derivatives, rose during the year from 4.9% at June 30, 2006 to 5.0% at June 30, 2007. The size of the borrowings portfolio, net of borrowing-related derivatives and before the effects of SFAS No. 133, increased by $0.3 billion in FY07 from $15.3 billion at June 30, 2006, to $15.6 billion at June 30, 2007.

Income from Liquid Asset Trading Activities

Income from liquid asset trading activities comprises interest from time deposits and securities, net gains and losses on trading activities, and a small currency translation effect. The liquid assets portfolio, net of derivatives and securities lending activities, increased from $12.7 billion at June 30, 2006, to $13.3 billion at June 30, 2007.

Liquid asset income totaled $618 million in FY07 ($444 million in FY06). In a year when US interest rates were relatively stable, although higher on average than in FY06, IFC has been able to increase the level of absolute income from its liquid asset portfolios. In FY07, the P0 and P3 portfolios outperformed their respective benchmarks, while the P1, P2, and P4 portfolios underperformed their respective benchmarks. In FY06, all of IFC's liquid asset portfolios outperformed their respective benchmarks.

The P1 portfolio generated income of $211 million in FY07, a return of 4.61%. In FY06, the P1 portfolio generated a return of $288 million, or 5.20%. The P3 portfolio, managed against the same variable rate target as the P1 portfolio returned $59 million in FY07, or 5.82%, $16 million higher than the $43 million, or 4.31%, return in FY06.

The P2 and P4 portfolios returned $247 million (4.54%) and $20 million (5.17%) in FY07, respectively, as compared to $64 million (1.38%) and $2 million (0.35%) in FY06.

IFC's P0 portfolio earned $81 million in FY07, a total return of 5.52%, as compared to $47 million (4.48%) in FY06.

Income from Equity Investments

Income from the equity investment portfolio increased by $1,078 million from $1,228 million in FY06 to a record $2,306 million in FY07.

IFC generated realized capital gains on equity sales, including recoveries of previously written-off equity investments and net of losses on sales of equity investments, for FY07 of $1,942 million, as compared with $928 million for FY06, an increase of $1,014 million. During FY07, IFC sold its shares in Banca Comerciala Romana S.A. ("BCR") and recorded a capital gain in the amount of $833 million. Total realized capital gains on

equity sales from 13 investments generated individual capital gains in excess of $20 million and comprised 76% of the FY07 gains (before write-offs and losses on sales), compared to 11 investments that generated individual capital gains in excess of $20 million and comprised 42% of the FY06 gains. IFC continued to take advantage of buoyant markets throughout most of FY07 to sell equities and take some limited gains in investments where IFC's developmental role was complete, and where pre-determined sales trigger levels had been met.

Dividend income was also significantly higher in FY07 at $398 million, as compared with $327 million in FY06. Consistent with FY06, a significant amount of IFC's dividend income in FY07 was due to returns on IFC's joint ventures in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $64 million in FY07, as compared with $86 million in FY06.

Income from LLPs, certain LLCs, and other investments accounted for under the equity method totaled $19 million in FY07 ($56 million in FY06).

Release of Provision for Losses on Loans and Guarantees

As noted above, the quality of IFC's loan portfolio continued to improve during FY07 although at a slower pace than in FY06 and FY05. IFC recorded a release of provision for losses on loans and guarantees of $43 million in FY07 ($15 million provision in FY06), including $2 million in respect of guarantees ($5 million provision in FY06). On June 30, 2007, IFC's total reserves against losses on loans were 6.5% of the disbursed and outstanding loan portfolio excluding unamortized deferred net loan origination fees and the unamortized SFAS No. 133 transition adjustment (8.3% at June 30, 2006).

Other Income

Other income of $99 million for FY07 was $20 million lower than in FY06 ($109 million).

Other Expenses

Administrative expenses (the principal component of other expenses) increased by 11% from $436 million in FY06 to $482 million in FY07, principally reflecting the significant increase in business volumes and staff complement in country offices in FY07 when compared to FY06. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to IFC's reimbursable program and jeopardy projects ($34 million in FY07, as compared with $37 million in FY06). IFC recorded expense from pension and other postretirement benefit plans in FY07 of $15 million, as compared with $28 million in FY06.

Expenditures for Advisory Services

Expenditures for Advisory service in FY07 totaled $96 million, $41 million, or 75% higher than expenditures for advisory services of $55 million in FY06. The increase reflects the continued growth in demand for such services.

Grants to IDA

During FY07, IFC transferred $150 million to IDA, recording an expense of $150 million.

Net Income

As more fully disclosed in Notes A, O and P to IFC's restated FY07 consolidated financial statements, IFC has designated certain hedging relationships in its borrowing activities as fair value hedges. IFC generally matches the terms of its derivatives with the terms of the specific underlying borrowing hedged, in terms of currencies, maturity dates, reset dates, interest rates, and other features. However, differing valuation methodologies are applied to the derivative and the hedged financial instrument. The resulting ineffectiveness calculated for such relationships is recorded in net (losses) gains on non-trading financial instruments, in net income.

The effects of SFAS No. 133 on net income in FY07 and FY06 can be summarized as follows (US$ millions):

	FY07	FY06
Operating income	$2,589	$1,409
SFAS No. 133 adjustments:		
Net (losses) gains on other non-trading financial instruments	(99)	(145)
Net income	$2,490	$1,264

Net (losses) gains on other non-trading financial instruments largely comprises the difference between the change in fair value of derivative instruments and the change in fair value of the hedged item under designated hedging relationships and the fair value of derivative instruments for which hedge accounting has not been elected in relation to borrowings and lending activities.

FY06 versus FY05

Operating Income

IFC's income before expenditures for advisory services and PBG and net (losses) gains on non-trading financial instruments for FY06 was $1,499 million. Expenditures for advisory services for FY06 were $55 million, and expenditures for PBG for FY06 were $35 million, resulting in operating income for FY06 of $1,409 million. The continued strong operating performance in FY06, following on FY05's record year, was mainly attributable to continued significant equity income (principally capital gains and dividends) and a continued overall improvement in the quality of the loan and equity investment portfolio, as measured by portfolio impairment and portfolio risk levels, although at a slower pace than in FY05. The aggregate risk level within the portfolio has been reduced principally due to: (i) the successful restructuring or rescheduling of problem projects; (ii) the growth in the outstanding portfolio in new investments with better risk ratings; (iii) the write-off of investments with worse risk ratings than the average risk rating of the portfolio; and (iv) an overall improvement in country risk ratings. This improvement began during the latter stages of FY03 and continued up to and including FY06. IFC's liquid asset portfolios yielded strong positive contributions to IFC's operating income.

A more detailed analysis of the components of IFC's operating income follows.

Interest and Financial Fees from Loans and Debt Securities

IFC's primary interest earning assets is its loan portfolio. Interest and financial fees from loans and debt securities (including guarantee fees) for FY06 totaled $807 million, compared with $660 million in FY05, an increase of $147 million, or 22%.

Interest income increased from $574 million in FY05 to $743 million in FY06, an increase of $169 million, or 29%. The growth in the loan portfolio and the overall increase in average interest rates during FY06, when compared with FY05, contributed $231 million, including net interest income on lending-related swaps, of the increase in interest income. Recoveries of interest on loans being removed from non-accrual status, net of reversals of income on loans being placed in nonaccrual status, were $20 million lower in FY06, compared to FY05. Income from IFC's participation notes, over and above minimum contractual interest, was $25 million lower in FY06 than in FY05. Interest income from loans serving as collateral under secured borrowing arrangements totaled $6 million in FY06 ($0 in FY05).

Commitment and financial fees fell to $64 million in FY06 from $86 million in FY05, principally reflecting the change in accounting principle concerning the deferral of net loan origination fees which offset the growth attributable to strong commitments and disbursements.

Charges on Borrowings

IFC's charges on borrowings increased by $294 million, from $309 million in FY05 to $603 million in FY06, largely reflecting the increased US dollar interest rate environment, when comparing FY06 and FY05. Charges on borrowings in FY06 includes $6 million in respect of interest expense on secured borrowings ($0 in FY05). The

weighted average cost of IFC's borrowings outstanding from market sources, after the effects of borrowing-related derivatives, rose during the year from 3.3% at June 30, 2005 to 4.9% at June 30, 2006. The size of the borrowings portfolio, net of borrowing-related derivatives and before the effects of SFAS No. 133 decreased by $0.7 billion in FY06 from $16.0 billion at June 30, 2005, to $15.3 billion at June 30, 2006.

Income from Liquid Asset Trading Activities

Income from liquid asset trading activities comprises interest from time deposits and securities, net gains and losses on trading activities, and a small currency effect. The liquid assets portfolio, net of derivatives and securities lending activities, decreased from $13.3 billion at June 30, 2005, to $12.7 billion at June 30, 2006.

Liquid asset income totaled $444 million in FY06 ($358 million in FY05). In a year when interest rates rose, IFC has still been able to increase income. In FY06, all of IFC's liquid asset portfolios outperformed their respective benchmarks.

The majority of liquid asset income in FY06 was attributable to IFC's P1 portfolio, which is actively managed against a variable rate benchmark. This portfolio generated income of $288 million in FY06, a return of 5.20% ($162 million in FY05, a return of 2.24%). The P3 portfolio, managed against the same variable rate target, returned $43 million in FY06, $17 million higher than in FY05.

The P2 and P4 portfolios delivered 156 and 54 basis points of excess return versus their Lehman Brothers Intermediate US Treasury Index. With rates on the rise, the benchmark actually lost 0.19% in FY06. The P2 and P4 portfolios returned $64 million (1.38%) and $2 million (0.35%) in FY06, respectively, as compared to $130 million (3.73%) and $16 million (4.51%) in FY05. The positive performance of the P2 portfolio was achieved due to directional and yield curve strategies designed specifically to take advantage of the tightening of monetary policy in the United States, Europe and Japan.

IFC's holdings of US, European and Japanese inflation-indexed securities whose income varies with inflation in the P1and P2 portfolios was a significant contributor to the outperformance relative to benchmark.

Income from Equity Investments

Income from the equity investment portfolio decreased by $137 million from $1,365 million in FY05 to $1,228 million in FY06.

IFC generated realized capital gains on equity sales, including recoveries of previously written-off equity investments and net of losses on sales of equity investments, for FY06 of $928 million, as compared with $723 million for FY05, an increase of $205 million. Realized capital gains on equity sales from 14 investments comprised 50% of the FY06 gains (before write-offs and losses on sales), compared to 19 investments comprising 71% of the FY05 gains. IFC continued to take advantage of buoyant markets throughout most of FY06 to sell equities and take some limited gains in investments where IFC's developmental role was complete, and where pre-determined sales trigger levels had been met.

Dividend income was also significantly higher in FY06 at $327 million, as compared with $258 million in FY05. Consistent with FY05, a significant amount of IFC's dividend income in FY06 was due to returns on IFC's joint ventures in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $86 million in FY06, as compared with $106 million in FY05.

Income from LLPs, certain LLCs, and other investments accounted for under the equity method totaled $56 million in FY06 ($191 million in FY05).

Provisions for Losses on Loans and Guarantees

As noted above, the quality of IFC's loan portfolio continued to improve during FY06, although at a slower pace than in FY05. IFC recorded a small provision for losses on loans and guarantees of $15 million in FY06 ($261 million release of provision in FY05), including $5 million in respect of guarantees ($3 million release of provision in FY05). On June 30, 2006, IFC's total reserves against losses on loans were 8.3% of the disbursed and

outstanding loan portfolio excluding unamortized deferred net loan origination fees and the unamortized SFAS No. 133 transition adjustment (9.9% at June 30, 2005).

Other Income

Other income of $109 million for FY06 was $23 million higher than in FY05 ($86 million).

Other Expenses

Administrative expenses (the principal component of other expenses) increased by 8% from $403 million in FY05 to $436 million in FY06, principally reflecting IFC's higher budget authority in FY06 when compared to FY05. Administrative expenses include the grossing-up effect of certain revenues and expenses attributable to IFC's reimbursable program and jeopardy projects ($37 million in FY06, as compared with $33 million in FY05). IFC recorded expense from pension and other postretirement benefit plans in FY06 of $28 million, as compared with $14 million in FY05.

Net Income

As more fully disclosed in Notes A, O and P to IFC's restated FY07 consolidated financial statements, IFC has designated certain hedging relationships in its borrowing activities as fair value hedges. IFC generally matches the terms of its derivatives with the terms of the specific underlying borrowing hedged, in terms of currencies, maturity dates, reset dates, interest rates, and other features. However, differing valuation methodologies are applied to the derivative and the hedged financial instrument. The resulting ineffectiveness calculated for such relationships is recorded in net (losses) gains on non-trading financial instruments, in net income.

The effects of SFAS No. 133 on net income in FY06 and FY05 can be summarized as follows (US$ millions):

	FY06	FY05
Operating income	$1,409	$1,953
SFAS No. 133 adjustments:		
Net (losses) gains on other non-trading financial instruments	(145)	61
Net income	$1,264	$2,014

Net (losses) gains on other non-trading financial instruments largely comprises the difference between the change in fair value of derivative instruments and the change in fair value of the hedged item under designated hedging relationships and the fair value of derivative instruments for which hedge accounting has not been elected in relation to borrowings and lending activities.

Six months ended December 31, 2007

Operating Income

IFC's income before expenditures for advisory services, expenditures for PBG, and net gains (losses) on other non-trading financial instruments accounted for at fair value for the six months ended December 31, 2007 was $1,345 million. Expenditures for advisory services for the six months ended December 31, 2007 totaled $48 million and expenditures for PBG totaled $1 million, resulting in operating income for the six months ended December 31, 2007 of $1,296 million.

The operating performance for the six months ended December 31, 2007 continued the recent strong trend. Where appropriate, IFC has divested and taken gains in equity investments where its developmental mandate is complete in conformity with sales strategies. In addition, the overall quality of the loan, equity and debt security investment portfolio, as measured by portfolio impairment and portfolio risk levels, marginally improved from the end of FY07. Additionally, IFC's liquid asset income on an absolute return basis was robust for the six months ended December 31, 2007, despite the recent "credit crunch" in the United States and its adverse impact on the value of certain asset-backed and mortgage-backed securities held in some of IFC's liquid asset portfolios. Liquid asset income was $488 million for the six months ended December 31, 2007.

A more detailed analysis of the components of IFC's operating income follows.

Interest and Financial Fees from Loans and Debt Securities

Interest and financial fees from loans and debt securities (including guarantee fees) for the six months ended December 31, 2007 totaled $593 million, compared with $533 million for the six months ended December 31, 2006, an increase of $60 million, or 11%.

The growth in the loan portfolio and the overall increase in average interest rates during the six months ended December 31, 2007, when compared with the six months ended December 31, 2006, contributed $74 million of the increase in interest income. Income from IFC's participation notes, over and above minimum contractual interest, was $24 million lower in the six months ended December 31, 2007 than in the six months ended December 31, 2006. Other factors resulted in a $3 million decrease in interest and financial fees from loans and debt securities for the six months ended December 31, 2007 when compared to the six months ended December 31, 2006.

Commitment and financial fees were $13 million higher than in the six months ended December 31, 2006, principally reflecting growth attributable to strong commitments and disbursements.

Charges on Borrowings

IFC's charges on borrowings increased by $20 million, from $400 million in the six months ended December 31, 2006 to $420 million in the six months ended December 31, 2007, largely reflecting the increased US dollar interest rate environment, when comparing the six months ended December 31, 2007 to the six months ended December 31, 2006.

Income from Liquid Asset Trading Activities

Liquid asset income totaled $488 million in the six months ended December 31, 2007 ($357 million in the six months ended December 31, 2006). In the six months ended December 31, 2007, the P1, P2, P3 and P4 portfolios underperformed their respective benchmarks and the P0 portfolio outperformed its benchmark. The main cause of the underperformances when compared to benchmark was the poor performance of the holdings of mortgage-backed securities. Weaker housing data in the United States led to lower market valuations of mortgage-backed securities. Announcements of widespread credit losses and write downs fueled systemic risk concerns in the global banking system and led to a global deleveraging and a general flight to quality. United States Treasury paper rallied sharply and prices for all credit paper regardless of the intrinsic credit quality suffered substantially.

The P1 portfolio generated income of $24 million in the six months ended December 31, 2007, a return of 0.72%. In the six months ended December 31, 2006, the P1 portfolio generated a return of $104 million, or 2.11%.

The P2 portfolio returned $337 million (5.81%) in the six months ended December 31, 2007, as compared to $164 million (3.19%) in the six months ended December 31, 2006. The P2 portfolio is primarily invested in US treasury bonds and mortgage-backed securities. The P2 portfolio returns benefited from the strong rally in the United States Treasury market.

At December 31, 2007, the P1 and P2 portfolios had $5.0 billion in various asset-backed securities ($2.8 billion in the P1 portfolio and $2.2 billion in the P2 portfolio), the majority of which were in US residential mortgage-backed securities with smaller portions of commercial mortgage-backed securities and other asset-backed securities. None of IFC's holdings faced a downgrade in the six months ended December 31, 2007. All asset-backed securities are triple-A rated.

The P3 portfolio, managed against the same variable rate target as the P1 portfolio, returned $26 million in the six months ended December 31, 2007, or 2.47%, $5 million lower than the $31 million, or 3.11%, return in the six months ended December 31, 2006.

The P4 portfolio returned $17 million (3.92%) in the six months ended December 31, 2007, as compared to $16 million (3.72%) in the six months ended December 31, 2006. The P4 portfolio is managed against, and underperformed, the same benchmark as the P2 portfolio.

IFC's P0 portfolio earned $42 million in the six months ended December 31, 2007, a return of 2.73%, as compared to $42 million (2.76%) in the six months ended December 31, 2007.

Beginning in FY08, IFC holds liquidity in local currency pending disbursements of local currency loans. Such liquidity totaled $347 million in Brazilian Real at December 31, 2007. Income from liquid asset trading activities in the six months ended December 31, 2007 includes income from this portfolio in the amount of $42 million.

Income from Equity Investments

Income from equity investments decreased by $782 million from $1,757 million in the six months ended December 31, 2006 to $975 million in the six months ended December 31, 2007.

IFC generated realized capital gains on equity sales, including recoveries of previously written-off equity investments and net of losses on sales of equity investments, for the six months ended December 31, 2007 of $597 million, as compared with $1,607 million for the six months ended December 31, 2006, a decrease of $1,010 million. Total realized capital gains on equity sales from five investments generated individual capital gains in excess of $20 million and comprised 54% of the gains in the six months ended December 31, 2007 (before write-offs and losses on sales), compared to eight investments that generated individual capital gains in excess of $20 million and comprised 82% of the gains in the six months ended December 31, 2006. During the six months ended December 31, 2006, IFC sold its shares in BCR and recorded a capital gain in the amount of $833 million. During the six months ended December 31, 2007, IFC continued to sell equities and take some limited gains in investments where IFC's developmental role was complete, and where pre-determined sales trigger levels had been met.

Dividend income was largely unchanged in the six months ended December 31, 2007 at $204 million, as compared with $206 million in the six months ended December 31, 2006. A significant amount of IFC's dividend income is due to returns on IFC's joint ventures in the oil, gas and mining sectors accounted for under the cost recovery method, which totaled $32 million in the six months ended December 31, 2007, as compared with $30 million in the six months ended December 31, 2006.

Effective July 1, 2007, IFC elected to early adopt SFAS No. 159, *the Fair Value Option of Financial Assets and Financial Liabilities* ("SFAS No. 159") for all equity investments in which IFC has greater than 20% holdings and/or equity and fund investments which, in the absence of SFAS No. 159, would be required to be accounted for under the equity method. This adoption of SFAS No. 159 was designed to reduce US GAAP and IFRS differences and eliminate the use of the equity method of accounting for certain of IFC's equity investments. IFC believes that accounting for such equity investments at fair value as opposed to the equity method results in a more appropriate financial statement representation of IFC's investments. In accordance with the adoption of SFAS No. 159, IFC has recorded unrealized gains on equity investments accounted for at fair value of $121 million in the six months ended December 31, 2007. Unrealized gains on equity investments are highly concentrated with four investments accounting for $117 million of unrealized gains on such equity investments.

Unrealized gains on equity investments also includes non-monetary exchange transactions, such as loan and debt security conversions to equity where the fair value of investments received exceeds the carrying value of investments exchanged, in the amount of $84 million in the six months ended December 31, 2007.

Income from investments accounted for under the equity method totaled $(30) million in the six months ended December 31, 2006.

Provision for Losses on Loans and Guarantees

The quality of IFC's loan portfolio was marginally improved from June 30, 2007. IFC recorded a provision for losses on loans and guarantees of $1 million in the six months ended December 31, 2007 ($29 million release of provision in the six months ended December 31, 2006), including $1 million in respect of guarantees ($3 million provision in the six months ended December 31, 2006).

Other Income

Other income of $55 million for the six months ended December 31, 2007 was $14 million higher than in the six months ended December 31, 2006 ($41 million).

Other Expenses

Administrative expenses (the principal component of other expenses) increased by 18% from $243 million in the six months ended December 31, 2006, to $286 million in the six months ended December 31, 2007, principally reflecting the significant increase in business volumes and staff complement in country offices. Foreign currency transaction losses on non-trading activities in the six months ended December 31, 2007 totaled $53 million as compared with foreign currency transaction gains on non-trading activities in the amount of $3 million in the six months ended December 31, 2006. Foreign currency transaction gains on non-trading activities of $39 million related to debt securities accounted for as available-for-sale in the six months ended December 31, 2007 are included in unrealized gains on debt securities accounted for as available-for-sale in other comprehensive income.

Expenditures for Advisory Services

Expenditures for advisory service in the six months ended December 31, 2007 totaled $48 million, $9 million higher than in the six months ended December 31, 2006. The increase reflects the continued growth in demand for such services.

Grants to IDA

On October 22, 2007, IFC's Board of Governors noted with approval the designation of $500 million to IDA. There were no expenditures for grants to IDA in the six months ended December 31, 2007. On March 18, 2008, IFC and IDA signed an agreement whereby IFC is to provide a grant to IDA in the amount of $500 million for IDA to use in providing financing in the form of grants in addition to loans, all in furtherance of IFC's purpose as stated in its Articles of Agreement. IFC will record a grant expense in the amount of $500 million in the three months ending March 31, 2008.

Net Income

As more fully disclosed in Notes A and F to IFC's consolidated condensed financial statements for the six months ended December 31, 2007, IFC has also elected to early adopt SFAS No. 159 for all market borrowings with associated derivatives to reduce US GAAP and IFRS differences, to reduce reported volatility in reported net income by alleviating the "mixed attribute accounting" for deep discount bonds and associated derivatives that did not qualify for hedge accounting in accordance with SFAS No. 133, and to eliminate the hedge accounting and documentation requirements of SFAS No. 133. Prior to July 1, 2007, IFC designated certain hedging relationships in its borrowing activities as fair value hedges.

The effects of applying SFAS No. 159 in the six months ended December 31, 2007 and SFAS No. 133 in the six months ended December 31, 2006 on net income in respect of market borrowings and associated derivatives can be summarized as follows (US$ millions):

	Six Months Ended December 31, 2007	Six Months Ended December 31, 2006
Unrealized losses on market borrowings	$(368)	$—
Unrealized gains on derivatives associated with market borrowings	381	—
Difference between changes in fair value of derivative instruments designated as a fair value hedge and change in fair value of hedged items attributable to risks being hedged	—	46
Net income	$ 13	$46

All other non-trading derivatives, including stand-alone and embedded derivatives in the loan, equity and debt security portfolio, continue to be accounted for in accordance with SFAS No. 133. Unrealized gains on all other non-trading derivatives for the six months ended December 31, 2007 totaled $16 million for the six months ended December 31, 2007 ($85 million unrealized loss — six months ended December 31, 2006).

Additional impacts of SFAS No. 159 and SFAS No. 157, Fair Value Measurements *("SFAS No. 157")*

Pursuant to the adoption of SFAS No. 159 effective July 1, 2007, IFC recorded a net gain of $284 million in retained earnings in respect of equity investments accounted for at fair value to adjust previously reported carrying values of such equity investments at June 30, 2007. Such equity investments were previously reported at cost less impairment or at IFC's share of net assets for those accounted for under the equity method.

IFC also recorded a net gain of $150 million in retained earnings in respect of borrowings from market sources accounted for at fair value to adjust previously reported carrying values of such market borrowings at June 30, 2007. Certain market borrowings were previously either reported at amortized cost (when not in designated hedging relationships) or at fair value using models (when in designated hedging relationships). Beginning July 1, 2007, such market borrowings are valued using quoted market prices, when such prices are readily available.

Pursuant to the adoption of SFAS No. 157 effective July 1, 2007, IFC began reporting at fair value those equity investments that are listed in markets that provide readily determinable fair values (excluding listed equity investments with lock up periods greater than one year from the balance sheet date), with unrealized gains and losses being reported in other comprehensive income. IFC recorded a transition adjustment to accumulated other comprehensive income in the amount of $2,923 million to adjust previously reported carrying values of such equity investments at June 30, 2007. Such equity investments were previously reported on IFC's June 30, 2007 restated consolidated balance sheet at cost less impairment. During the six months ended December 31, 2007, the fair value of such equity investments increased by $943 million, which has been reported in other comprehensive income.

Investment Program Summary

IFC recorded commitments of $4,736 million in the six months ended December 31, 2007. B-loan commitments were $1,550 million, structured finance commitments, net, totaled $685 million, and parallel loans from other financial institutions were $29 million in the six months ended December 31, 2007. For every dollar that IFC committed in the six months ended December 31, 2007, IFC mobilized (in the form of B-loans, parallel loans, and the non-IFC portion of structured finance) $0.48.

IFC disbursed $4.0 billion for its own account and approved new investments for its own account totaling $5.8 billion in the six months ended December 31, 2007.

GOVERNANCE

Management Changes

The Board of Directors is charged, under the Articles of Agreement, with the selection of IFC's President. Mr. Paul Wolfowitz resigned on June 30, 2007. The Board of Directors unanimously selected Mr. Robert B. Zoellick to be the next President; his appointment became effective July 1, 2007.

Mr. Michel G. Maila was appointed Vice President, Risk Management effective January 15, 2007. Mr. Jyrki I. Koskelo was appointed Vice President, Africa, Global Financial Markets and Funds effective October 8, 2007. Ms. Rachel Kyte was appointed Vice President, Business Advisory Services effective March 31, 2008. Mr. Edward A. Nassim, formerly Acting Vice President, Corporate Advisory Services, retired on November 30, 2007.

On April 4, 2008, to strengthen the management of IFC's growth and decentralization, IFC announced the creation of two new Vice Presidencies and the realignment of certain responsibilities across the Management Group, all effective July 1, 2008. Effective that date, Mr. Rashad Kaldany is appointed Vice President, Middle East and North Africa, and Global Infrastructure Cluster, and Mr. Thierry Tanoh is appointed Vice President, Sub-Saharan Africa. Effective the same date, the portfolios in the Vice Presidencies headed by Ms. Farida Khambata and

Mr. Jyrki I. Koskelo will be realigned as follows: Ms. Khambata will be Vice President, Asia, Latin America and Global Manufacturing Cluster, and Mr. Koskelo will be Vice President, Europe/Central Asia and Global Financial Markets Cluster.

Board of Directors

In accordance with its Articles of Agreement, members of IFC's Board of Directors are appointed or elected by their member governments. These Directors are neither officers nor staff of IFC. The President is the only management member of the Board of Directors, serving as a non-voting member and as Chairman of the Board of Directors. The Board of Directors has established several Committees including:

- Committee on Development Effectiveness
- Audit Committee
- Budget Committee
- Personnel Committee
- Ethics Committee
- Committee on Governance and Administrative Matters

The Board of Directors and its Committees function in continuous session at the principal offices of the World Bank Group, as business requires. Each Committee's terms of reference establish its respective roles and responsibilities. As Committees do not vote on issues, their role is primarily to serve the full Board of Directors in discharging its responsibilities.

Audit Committee

Membership

The Audit Committee consists of eight members of the Board of Directors. Membership on the Committee is determined by the Board of Directors, based upon nominations by the Chairman of the Board of Directors, following informal consultation with the Directors. In addition, membership of the Committee is expected to reflect the economic and geographic diversity of IFC's member countries. Other relevant selection criteria include seniority, continuity and relevant experience. Some or all of the responsibilities of individual Committee members are performed by their alternates or advisors. Generally, Committee members are appointed for a two-year term; reappointment to a second term, when possible, is desirable for continuity. Audit Committee meetings are generally open to any members of the Board of Directors who may wish to attend, and non-Committee members of the Board of Directors may participate in the discussion. In addition, the Chairman of the Audit Committee may speak in that capacity at meetings of the Board of Directors with respect to discussions held in the Audit Committee.

Key Responsibilities

The Audit Committee is appointed by the Board of Directors to assist it in the oversight and assessment of IFC's finances and accounting, including the effectiveness of financial policies, the integrity of financial statements, the system of internal controls regarding finance, accounting and ethics (including fraud and corruption), and financial and operational risks. The Audit Committee also has the responsibility for reviewing the performance and recommending to the Board of Directors the appointment of the external auditor, as well as monitoring the independence of the external auditor and meeting with it in executive session. The Audit Committee participates in oversight of the internal audit function, including reviewing the responsibilities, staffing and the effectiveness of internal audit. The Committee also reviews the annual internal audit plan and meets with the Auditor General in executive session. In the execution of its role, the Committee discusses with management, the external auditors, and the internal auditors financial issues and policies which have a bearing on IFC's financial position and risk-bearing capacity. The Audit Committee monitors the evolution of developments in corporate governance and the role of audit committees on an ongoing basis and revised its terms of reference in FY04.

Communications

The Audit Committee communicates regularly with the Board of Directors through distribution of the following:

- The minutes of its meetings.
- Reports of the Audit Committee prepared by the Chairman, which document discussions held. These reports are distributed to the Directors, Alternates, World Bank Group Senior Management and Vice Presidents of IFC.
- "Statement(s) of the Chairman" and statements issued by other members of the Committee.
- The Annual Report to the Board, which provides an overview of the main issues addressed by the Audit Committee over the year.

The Audit Committee's communications with the external auditor are described in the Auditor Independence section, below.

Executive Sessions

Members of the Audit Committee may convene in executive session at any time, without management present. Under the Committee's terms of reference, it meets separately in executive session with the external and internal auditors.

Access to Outside Resources and to Management

Throughout the year, the Audit Committee receives a large volume of information, which supports the preparation of the financial statements. The Audit Committee meets both formally and informally throughout the year to discuss financial and accounting matters. Directors have complete access to the management of IFC. The Audit Committee reviews and discusses with management the quarterly and annual financial statements. The Committee also reviews with the external auditor the financial statements prior to their publication and recommends them for approval to the Board of Directors.

The Audit Committee has the capacity, under exceptional circumstances, to obtain advice and assistance from outside legal, accounting or other advisors as deemed appropriate.

Code of Ethics

The World Bank Group strives to foster and maintain a positive work environment that supports the ethical behavior of its staff. To facilitate this effort, the World Bank Group has a Code of Professional Ethics in place. The Code ("Code of Professional Ethics — Living our Values") applies to all staff (including managers, consultants, and temporary employees) worldwide.

The Code is available in nine languages on the World Bank Group's Web site, www.worldbank.org. Staff relations, conflicts of interest, and operational issues, including the accuracy of books and records, are key elements of the Code.

In addition to the Code, an essential element of appropriate conduct is compliance with the obligations embodied in the Principles of Staff Employment, Staff Rules, and Administrative Rules, the violation of which may result in disciplinary action. In accordance with the Staff Rules, senior managers must complete a confidential financial disclosure instrument with the Office of Ethics and Business Conduct.

Guidance for staff is also provided through programs, training materials, and other resources. Managers are responsible for ensuring that internal systems, policies, and procedures are consistently aligned with the World Bank Group's ethical goals. In support of its efforts on ethics, IBRD offers a variety of methods for informing staff of these resources. Many of these efforts are headed by the following groups:

- The Office of Ethics and Business Conduct provides leadership, management and oversight for the World Bank Group's ethics infrastructure including the Ethics Help Line, a consolidated conflicts of interest

disclosure/ resolution system, financial disclosure, ongoing training to both internal and external audiences, and communication resources.

- The Department of Institutional Integrity is charged with investigating allegations of fraud and corruption within the World Bank Group. The Department also investigates allegations of misconduct by World Bank Group staff, and trains and educates staff and clients in detecting and reporting fraud and corruption in World Bank Group-funded projects. The Department reports directly to the President and is composed of professionals from a range of disciplines including financial analysts, researchers, investigators, lawyers, prosecutors, forensic accountants, and World Bank Group staff with operational experience.

The World Bank Group has in place procedures for the receipt, retention and treatment of complaints received regarding accounting, internal controls and auditing matters.

The World Bank Group offers both the Ethics Help Line and a Fraud and Corruption hotline run by an outside firm staffed by trained specialists. This third-party service offers numerous methods of communication in addition to a tollfree hotline in countries where access to telecommunications may be limited. In addition, there are other methods by which the Department of Institutional Integrity may receive allegations, including directly by email, anonymously, or through confidential submission through its Web site, as well as the postal service and telephone.

Auditor Independence

In FY03, the Board of Directors adopted a set of principles applicable to the appointment of the external auditor for IFC. Key features of those principles include:

- Prohibition of the external auditor from the provision of all non audit-related services;
- All audit-related services must be pre-approved on a case-by-case basis by the Board, upon recommendation of the Audit Committee;
- Mandatory rebidding of the external audit contract every five years;
- Prohibition of any firm serving as external auditor for more than two consecutive five-year terms;
- Mandatory rotation of the senior partner after five years; and
- An evaluation of the performance of the external auditor at the mid-point of the five year term.

In FY04, IFC's external auditor, Deloitte & Touche LLP, began a new five-year term and will have served eleven years as external auditor upon completion of that term, pursuant to a one-time grandfathered exemption from the above-referenced ten-year limit. Even within a five-year term the service of the external auditors is subject to recommendation by the Audit Committee for annual reappointment and approval of a resolution by the Board of Directors.

As a standard practice, the external auditor is present as an observer at virtually all Audit Committee meetings and is frequently asked to present its perspective on issues. In addition, the Audit Committee meets periodically with the external auditor in private session without management present. Communication between the external auditor and the Audit Committee is ongoing, as frequently as is deemed necessary by either party. IFC's external auditors follow the communication requirements with audit committees set out under U.S. generally accepted auditing standards. In keeping with these standards, significant formal communications include:

- Quarterly and annual financial statement reporting;
- Annual appointment of the external auditors;
- Presentation of the external audit plan;
- Presentation of control recommendations and discussion of the COSO report; and
- Presentation of a statement regarding independence.

In addition to Committee meetings, individual members of the Audit Committee have independent access to the external auditor.

AUDIT FEES

For FY07, Deloitte & Touche LLP served as IFC's independent external auditors. Administrative expenses for FY07 included the following professional fees for services provided by Deloitte & Touche LLP: $1.1 million for audit services, and $0.4 million for audit-related services and all other fees. Audit-related services and all other fees principally comprises internal control reviews as well as accounting consultations concerning financial accounting and reporting standards.

ORGANIZATION AND ADMINISTRATION OF IFC

MEMBERSHIP

IFC was organized in 1956 with an original membership of 56 countries, which has since grown to 179 member countries at June 30, 2007. Membership in IFC is open only to members of IBRD at such times and in accordance with such terms and conditions as IFC shall prescribe.

Although any member may withdraw from membership in IFC by delivering notice thereof in writing, any government which ceases to be a member remains liable for all its obligations to IFC. In the event of withdrawal, IFC will arrange for the repurchase of that government's capital stock in IFC. Also, a member may be suspended by a decision of a majority of the Governors exercising a majority of IFC's total voting power if such member fails to fulfill any of its obligations to IFC.

ADMINISTRATION

IFC's administration is comprised of the Board of Governors, the Board of Directors, the President, the Executive Vice President, other officers and staff.

All of the powers of IFC are vested in the Board of Governors which is composed of a Governor (and an Alternate Governor) appointed by each member country of IFC. Each member country has 250 votes plus one additional vote for each share of stock held by that member. Except as otherwise expressly provided in the Articles of Agreement, all matters before IFC are decided by a majority of the votes cast. The Board of Governors holds regular annual meetings, but has delegated to the Board of Directors authority to exercise all of the powers of IFC except those reserved to the Governors under the Articles of Agreement.

The Board of Directors is responsible for the conduct of the general operations of IFC. It is composed of each Executive Director of IBRD who has been either (i) appointed by a member of IBRD which is also a member of IFC, or (ii) elected in an election in which the votes of at least one member of IBRD which is also a member of IFC shall have counted toward his or her election. Each Director is entitled to cast the number of votes which the member by which he or she was appointed, or the member (or members) that voted for his or her election, is entitled to cast. The Board of Directors presently consists of 24 Directors. Five Directors are appointed by individual members and the remaining 19 are elected by the Governors representing the other members. The President of IBRD is *ex officio* Chairman of the Board of Directors of IFC.

The President is the chief of the operating staff of IFC and is appointed by the Board of Directors. Under the direction and control of the Board of Directors, the President is responsible for the organization, appointment and dismissal of the officers and staff. The authority to conduct the ordinary business of IFC is vested in the Executive Vice President.

The following is a list of the principal officers of IFC at April 22, 2008:

President	Robert B. Zoellick
Executive Vice President and CEO	Lars H. Thunell
Vice President, Human Resources, Communications and Administration	Dorothy H. Berry
Vice President, Real Sectors and Europe/Central Asia	Declan J. Duff
Vice President, Asia, Latin America, Middle East and North Africa	Farida Khambata
Vice President, Africa, Global Financial Markets and Funds	Jyrki Koskelo
Vice President, Finance and Treasurer	Nina B. Shapiro
Vice President, Financial and Private Sector Development and Chief Economist	Michael U. Klein
Vice President, Business Advisory Services	Rachel Kyte
Vice President, Risk Management	Michel G. Maila
General Counsel and Director, Legal Department	Jennifer A. Sullivan

IFC is a legal entity separate and distinct from IBRD. The funds of IFC are kept separate and apart from those of IBRD, and obligations of IFC are not obligations of, or guaranteed by, IBRD.

The Articles of Agreement

The Articles of Agreement constitute IFC's governing charter. They prescribe IFC's purpose, capital structure and organization, authorize the operations in which it may engage, prescribe limitations on the carrying on of those operations and establish the status, privileges and immunities of IFC in its member countries. The Articles of Agreement also contain provisions with respect to the admission of additional members, the increase of the authorized capital stock of IFC, the terms and conditions under which IFC may invest its funds, the distribution of the net income of IFC to its members, the withdrawal and suspension of members and the suspension of operations of IFC.

Pursuant to its provisions, the Articles of Agreement may be amended only by a vote of three-fifths of the Governors exercising 85% of the total voting power (except for certain provisions the amendment of which requires the affirmative vote of all Governors). The Articles of Agreement further provide that questions of interpretation of provisions of the Articles of Agreement arising between any member and IFC or between members of IFC shall be decided by the Board of Directors. Its decisions may be referred by any member to the Board of Governors, whose decision is final. Pending the result of such reference, IFC may act on the basis of the decision of the Board of Directors.

Copies of the full text of the Articles of Agreement are available for inspection and distribution at IFC's head office in Washington, D.C.

Legal Status, Immunities and Privileges

The Articles of Agreement contain provisions which accord to IFC legal status and certain immunities and privileges in the territories of each of its members, including those summarized below.

IFC has full juridical personality with capacity to make contracts, to acquire and dispose of property and to sue and be sued. Actions may be brought against IFC only in a court of competent jurisdiction in the territories of a member in which IFC has an office, has appointed an agent to accept service of process, or has issued or guaranteed securities, but no action may be brought against IFC by a member or persons acting for or deriving claims from a member.

The Governors, Directors, Alternates and the officers and employees of IFC are immune from legal process for acts performed by them in their official capacities.

The archives of IFC are inviolable and the property and assets of IFC are immune from seizure, attachment or execution prior to delivery of final judgment against IFC. The property and assets of IFC are also immune from search, requisition, confiscation, expropriation or any other form of seizure by executive or legislative action.

IFC, its assets, property, income and its operations and transactions authorized by the Articles of Agreement, are immune from all taxation and customs duties imposed by a member country. IFC is also immune from liability for the collection or payment of any tax or duty.

Under the Articles of Agreement, securities issued or guaranteed by IFC and the interest or dividends thereon are not subject to any tax (a) which discriminates against such securities solely because they are issued or guaranteed by IFC or (b) if the sole jurisdictional basis for the tax is the place or currency in which such securities are issued, made payable or paid, or the location of any office or place of business maintained by IFC.

IFC in its discretion may waive any of the privileges and immunities conferred under the Articles of Agreement upon such conditions as it may determine.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
June 30, 2007 (restated), September 30, 2007 and December 31, 2007

	Page
June 30, 2007 (restated)	
Consolidated balance sheets as of June 30, 2007 and June 30, 2006	46
Consolidated income statements for each of the three years ended June 30, 2007	47
Consolidated statements of comprehensive income for each of the three years ended June 30, 2007	48
Consolidated statements of changes in capital for each of the three years ended June 30, 2007	49
Consolidated statements of cash flows for each of the three years ended June 30, 2007	50
Statement of capital stock and voting power as of June 30, 2007	51
Notes to consolidated financial statements	52
Independent Auditors' Report	82
September 30, 2007	
Consolidated condensed balance sheets as of September 30, 2007 (unaudited) and June 30, 2007 (unaudited)	83
Consolidated condensed income statements for each of the three months ended September 30, 2007 (unaudited) and September 30, 2006 (unaudited)	84
Consolidated condensed statements of comprehensive income for each of the three months ended September 30, 2007 (unaudited) and September 30, 2006 (unaudited)	85
Consolidated condensed statements of changes in capital for each of the three months ended September 30, 2007 (unaudited) and September 30, 2006 (unaudited)	86
Consolidated condensed statements of cash flows for the three months ended September 30, 2007 (unaudited) and September 30, 2006 (unaudited)	87
Notes to consolidated condensed financial statements (unaudited)	88
Report of Independent Accountants	103
December 31, 2007	
Consolidated condensed balance sheets as of December 31, 2007 (unaudited) and June 30, 2007 (unaudited)	104
Consolidated condensed income statements for each of the three and six months ended December 31, 2007 (unaudited) and December 31, 2006 (unaudited)	105
Consolidated condensed statements of comprehensive income for each of the three and six months ended December 31, 2007 (unaudited) and December 31, 2006 (unaudited)	106
Consolidated condensed statements of changes in capital for each of the six months ended December 31, 2007 (unaudited) and December 31, 2006 (unaudited)	107
Consolidated condensed statements of cash flows for the six months ended December 31, 2007 (unaudited) and December 31, 2006 (unaudited)	108
Notes to consolidated condensed financial statements (unaudited)	109
Report of Independent Accountants	126

CONSOLIDATED BALANCE SHEETS

as of June 30, 2007 and June 30, 2006

(US$ millions)

	2007 (As restated)	2006 (As restated)
Assets		
Cash and due from banks	$ 382	$ 159
Time deposits	4,979	2,959
Trading securities - Note B	14,297	16,286
Securities purchased under resale agreements	230	1,190
Investments - Note C		
Loans	12,650	10,727
Less: Reserve against losses on loans - Note D	(832)	(898)
Net loans	11,818	9,829
Equity investments	3,245	2,696
Debt securities	733	262
Total investments	15,796	12,787
Derivative assets - Note P	1,151	1,199
Receivables and other assets - Note I	3,764	3,967
Total assets	$ 40,599	$ 38,547
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 4,973	$ 8,805
Borrowings outstanding - Note J		
From market sources	15,817	14,887
From International Bank for Reconstruction and Development	62	80
Total borrowings	15,879	14,967
Derivative liabilities - Note P	1,285	1,350
Payables and other liabilities - Note K	4,445	2,284
Total liabilities	26,582	27,406
Capital		
Capital stock, authorized 2,450,000 shares of $1,000 par value each - Note L		
Subscribed	2,366	2,365
Less: Portion not yet paid	(1)	(1)
Total capital stock	2,365	2,364
Accumulated other comprehensive income	442	57
Retained earnings	11,210	8,720
Total capital	14,017	11,141
Total liabilities and capital	$ 40,599	$ 38,547

The notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED INCOME STATEMENTS

for each of the three years ended June 30, 2007

(US$ millions)

	2007 (As restated)	2006 (As restated)	2005 (As restated)
Interest and financial fees from loans and debt securities - Note C	$ 1,075	$ 807	$ 660
Income from liquid asset trading activities - Note B	618	444	358
Charges on borrowings - Note J	(801)	(603)	(309)
Income from equity investments - Note F	2,306	1,228	1,365
Release of (provision for) losses on loans and guarantees - Note D	43	(15)	261
Income from loans, equity investments, debt securities, and liquid asset trading activities, after release of (provision for) losses on loans and guarantees	**3,241**	**1,861**	**2,335**
Other income			
Service fees	53	52	41
Other - Note M	46	57	45
Total other income	**99**	**109**	**86**
Other expenses			
Administrative expenses - Notes T and U	482	436	403
Expense from pension and other postretirement benefit plans - Note S	15	28	14
Foreign currency transaction losses (gains) on non-trading activities	5	(6)	7
Other	3	13	6
Total other expenses	**505**	**471**	**430**
Income before expenditures for advisory services, expenditures for performance-based grants, grants to IDA and net (losses) gains on other non-trading financial instruments	**2,835**	**1,499**	**1,991**
Expenditures for advisory services - Note N	(96)	(55)	(38)
Expenditures for performance-based grants - Note N	-	(35)	-
Grants to IDA - Note N	(150)	-	-
Income after expenditures for advisory services, expenditures for performance-based grants, grants to IDA and before net (losses) gains on other non-trading financial instruments	**2,589**	**1,409**	**1,953**
Net (losses) gains on other non-trading financial instruments - Note O	(99)	(145)	61
Net income	**$ 2,490**	**$ 1,264**	**$ 2,014**

The notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

for each of the three years ended June 30, 2007

(US$ millions)

	2007 (As restated)	2006 (As restated)	2005 (As restated)
Net income	$ 2,490	$ 1,264	$ 2,014
Other comprehensive income (loss)			
Unrealized gains on debt securities accounted for as available-for-sale	137	56	-
Reclassification to net income of net interest accruals on swaps in cash flow hedging relationships at June 30, 2000	-	-	(1)
Translation adjustments on investments accounted for under the equity method	2	-	-
Total comprehensive income	$ 2,629	$ 1,320	$ 2,013

The notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

for each of the three years ended June 30, 2007

(US$ millions)

	Retained earnings							
	Undesignated (As restated)	Designated for advisory services (As restated)	Designated for performance based grants (As restated)	Designated for grants to IDA (As restated)	Total (As restated)	Accumulated other comprehensive income (As restated)	Capital stock† (As restated)	Total capital (As restated)
At July 1, 2004	$ 5,217	$ 225	$ -	$ -	$ 5,442	$ 2	$ 2,362	$ 7,806
Year ended June 30, 2005								
Net income	2,014				2,014			2,014
Other comprehensive income (loss)						(1)		(1)
Expenditures for advisory services - Note N	38	(38)			-			-
Designations for advisory services - Note N	(125)	125			-			-
Designations for performance-based grants - Note N	(250)		250		-			-
Payments received for capital stock subscribed							2	2
At June 30, 2005	$ 6,894	$ 312	$ 250	$ -	$ 7,456	$ 1	$ 2,364	$ 9,821
Year ended June 30, 2006								
Net income	1,264				1,264			1,264
Other comprehensive income						56		56
Expenditures for advisory services - Note N	55	(55)			-			-
Expenditures for performance-based grants - Note N	35		(35)		-			-
Designated for advisory services - Note N	(230)	230			-			-
Designated for grants to IDA - Note N	(150)			150	-			-
At June 30, 2006	$ 7,868	$ 487	$ 215	$ 150	$ 8,720	$ 57	$ 2,364	$ 11,141
Year ended June 30, 2007								
Net income	2,490				2,490			2,490
Other comprehensive income						139		139
Expenditures for advisory services - Note N	96	(96)			-			-
Grants to IDA - Note N	150			(150)	-			-
Adjustments to initially apply SFAS No. 158 - Note S						246		246
Payments received for capital stock subscribed							1	1
At June 30, 2007	$ 10,604	$ 391	$ 215	$ -	$ 11,210	$ 442	$ 2,365	$ 14,017

† Capital stock includes payments received on account of pending subscriptions.

The notes to the consolidated financial statements are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

for each of the three years ended June 30, 2007

(US$ millions)

	2007 (As restated)	2006 (As restated)	2005 (As restated)
Cash flows from investment activities			
Loan disbursements	$ (4,490)	$ (3,647)	$ (2,848)
Equity disbursements	(1,057)	(665)	(535)
Investments in debt securities	(294)	(116)	(73)
Loan repayments	2,558	2,746	2,281
Equity redemptions	1	2	29
Debt securities repayments	4	6	2
Sales of loans and equity investments	2,515	1,451	1,337
Sales of debt securities	2	5	1
Net cash (used in) provided by investing activities	(761)	(218)	194
Cash flows from financing activities			
Drawdown of borrowings	2,843	1,816	1,989
Repayment of borrowings	(2,326)	(2,611)	(2,497)
Capital subscriptions	1	-	2
Net cash provided by (used in) financing activities	518	(795)	(506)
Cash flows from operating activities			
Net income	2,490	1,264	2,014
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Realized capital gains on equity sales	(1,942)	(928)	(723)
Income from investments accounted for under the equity method	(19)	(56)	(191)
Equity investment impairment write-downs	40	57	62
(Release of) provision for losses on loans and guarantees	(43)	15	(261)
Changes in carrying value of equity investments	-	-	(269)
Foreign currency transaction losses (gains) on non-trading activities	5	(6)	7
Net losses (gains) on other non-trading financial instruments	99	145	(61)
Change in accrued income on loans, time deposits and securities	1,100	(150)	(470)
Change in payables and other liabilities	2,460	(375)	459
Change in receivables and other assets	(855)	(224)	(797)
Change in trading securities and securities purchased and sold under resale and repurchase agreements	(832)	2,416	51
Net cash provided by (used in) operating activities	2,503	2,158	(179)
Change in cash and cash equivalents	2,260	1,145	(491)
Effect of exchange rate changes on cash and cash equivalents	(17)	35	(32)
Net change in cash and cash equivalents	2,243	1,180	(523)
Beginning cash and cash equivalents	3,118	1,938	2,461
Ending cash and cash equivalents	$ 5,361	$ 3,118	$ 1,938
Composition of cash and cash equivalents			
Cash and due from banks	$ 382	$ 159	$ 139
Time deposits	4,979	2,959	1,799
Total cash and cash equivalents	$ 5,361	$ 3,118	$ 1,938
Supplemental disclosure			
Change in ending balances resulting from exchange rate fluctuations:			
Loans outstanding	$ (211)	$ (49)	$ (9)
Borrowings	201	(355)	(24)
Currency swaps	-	(1)	-
Charges on borrowings paid, net	790	555	241
Non-cash item:			
Loan and debt securities conversion to equity, net	72	98	111

The notes to the consolidated financial statements are an integral part of these statements.

STATEMENT OF CAPITAL STOCK AND VOTING POWER

as of June 30, 2007

(US$ thousands)

	Capital stock		Voting power	
Members	Amount paid	Percent of total	Number of votes	Percent of total
Afghanistan	$ 111	*	361	0.02
Albania	1,302	0.06	1,552	0.06
Algeria	5,621	0.24	5,871	0.24
Angola	1,481	0.06	1,731	0.07
Antigua and Barbuda	13	*	263	0.01
Argentina	38,129	1.61	38,379	1.59
Armenia	992	0.04	1,242	0.05
Australia	47,329	2.00	47,579	1.97
Austria	19,741	0.83	19,991	0.83
Azerbaijan	2,367	0.10	2,617	0.11
Bahamas, The	335	0.01	585	0.02
Bahrain	1,746	0.07	1,996	0.08
Bangladesh	9,037	0.38	9,287	0.39
Barbados	361	0.02	611	0.03
Belarus	5,162	0.22	5,412	0.22
Belgium	50,610	2.14	50,860	2.11
Belize	101	*	351	0.01
Benin	119	0.01	369	0.02
Bhutan	720	0.03	970	0.04
Bolivia	1,902	0.08	2,152	0.09
Bosnia and Herzegovina	620	0.03	870	0.04
Botswana	113	*	363	0.02
Brazil	39,479	1.67	39,729	1.65
Bulgaria	4,867	0.21	5,117	0.21
Burkina Faso	836	0.04	1,086	0.05
Burundi	100	*	350	0.01
Cambodia	339	0.01	589	0.02
Cameroon	885	0.04	1,135	0.05
Canada	81,342	3.44	81,592	3.39
Cape Verde	15	*	265	0.01
Central African Republic	119	0.01	369	0.02
Chad	1,364	0.06	1,614	0.07
Chile	11,710	0.50	11,960	0.50
China	24,500	1.04	24,750	1.03
Colombia	12,606	0.53	12,856	0.53
Comoros	14	*	264	0.01
Congo, Dem. Rep. of	2,159	0.09	2,409	0.10
Congo, Republic of	131	0.01	381	0.02
Costa Rica	952	0.04	1,202	0.05
Côte d'Ivoire	3,544	0.15	3,794	0.16
Croatia	2,882	0.12	3,132	0.13
Cyprus	2,139	0.09	2,389	0.10
Czech Republic	8,913	0.38	9,163	0.38
Denmark	18,554	0.78	18,804	0.78
Djibouti	21	*	271	0.01
Dominica	42	*	292	0.01
Dominican Republic	1,187	0.05	1,437	0.06
Ecuador	2,161	0.09	2,411	0.10
Egypt, Arab Republic of	12,360	0.52	12,610	0.52
El Salvador	29	*	279	0.01
Equatorial Guinea	43	*	293	0.01
Eritrea	935	0.04	1,185	0.05
Estonia	1,434	0.06	1,684	0.07
Ethiopia	127	0.01	377	0.02
Fiji	287	0.01	537	0.02
Finland	15,697	0.66	15,947	0.66
France	121,015	5.12	121,265	5.03
Gabon	1,268	0.05	1,518	0.06
Gambia, The	94	*	344	0.01
Georgia	961	0.04	1,211	0.05
Germany	128,908	5.45	129,158	5.36
Ghana	5,071	0.21	5,321	0.22
Greece	6,898	0.29	7,148	0.30
Grenada	74	*	324	0.01
Guatemala	1,084	0.05	1,334	0.06
Guinea	339	0.01	589	0.02
Guinea-Bissau	18	*	268	0.01
Guyana	1,392	0.06	1,642	0.07
Haiti	822	0.03	1,072	0.04
Honduras	495	0.02	745	0.03
Hungary	10,932	0.46	11,182	0.46
Iceland	42	*	292	0.01
India	81,342	3.44	81,592	3.39
Indonesia	28,539	1.21	28,789	1.19
Iran, Islamic Republic of	1,444	0.06	1,694	0.07
Iraq	147	0.01	397	0.02
Ireland	1,290	0.05	1,540	0.06
Israel	2,135	0.09	2,385	0.10
Italy	81,342	3.44	81,592	3.39
Jamaica	4,282	0.18	4,532	0.19
Japan	141,174	5.97	141,424	5.87
Jordan	941	0.04	1,191	0.05
Kazakhstan	4,637	0.20	4,887	0.20
Kenya	4,041	0.17	4,291	0.18
Kiribati	12	*	262	0.01
Korea, Republic of	15,946	0.67	16,196	0.67
Kuwait	9,947	0.42	10,197	0.42
Kyrgyz Republic	1,720	0.07	1,970	0.08
Lao People's Dem. Rep.	278	0.01	528	0.02
Latvia	2,150	0.09	2,400	0.10
Lebanon	$ 135	0.01	385	0.02
Lesotho	71	*	321	0.01
Liberia	83	*	333	0.01
Libya	55	*	305	0.01
Lithuania	2,341	0.10	2,591	0.11
Luxembourg	2,139	0.09	2,389	0.10
Macedonia, FYR of	536	0.02	786	0.03
Madagascar	432	0.02	682	0.03
Malawi	1,822	0.08	2,072	0.09
Malaysia	15,222	0.64	15,472	0.64
Maldives	16	*	266	0.01
Mali	451	0.02	701	0.03
Malta	1,615	0.07	1,865	0.08
Marshall Islands	663	0.03	913	0.04
Mauritania	214	0.01	464	0.02
Mauritius	1,665	0.07	1,915	0.08
Mexico	27,589	1.17	27,839	1.16
Micronesia, Fed. States of.	744	0.03	994	0.04
Moldova	860	0.04	1,110	0.05
Mongolia	144	0.01	394	0.02
Montenegro	1,035	0.04	1,285	0.05
Morocco	9,037	0.38	9,287	0.39
Mozambique	322	0.01	572	0.02
Myanmar	666	0.03	916	0.04
Namibia	404	0.02	654	0.03
Nepal	822	0.03	1,072	0.04
Netherlands	56,131	2.37	56,381	2.34
New Zealand	3,583	0.15	3,833	0.16
Nicaragua	715	0.03	965	0.04
Niger	147	0.01	397	0.02
Nigeria	21,643	0.92	21,893	0.91
Norway	17,599	0.74	17,849	0.74
Oman	1,187	0.05	1,437	0.06
Pakistan	19,380	0.82	19,630	0.81
Palau	25	*	275	0.01
Panama	1,007	0.04	1,257	0.05
Papua New Guinea	1,147	0.05	1,397	0.06
Paraguay	436	0.02	686	0.03
Peru	6,898	0.29	7,148	0.30
Philippines	12,606	0.53	12,856	0.53
Poland	7,236	0.31	7,486	0.31
Portugal	8,324	0.35	8,574	0.36
Romania	2,661	0.11	2,911	0.12
Russian Federation	81,342	3.44	81,592	3.39
Rwanda	306	0.01	556	0.02
Saint Kitts and Nevis	638	0.03	888	0.04
St. Lucia	74	*	324	0.01
Samoa	35	*	285	0.01
Saudi Arabia	30,062	1.27	30,312	1.26
Senegal	2,299	0.10	2,549	0.11
Serbia	1,803	0.08	2,053	0.09
Seychelles	27	*	277	0.01
Sierra Leone	223	0.01	473	0.02
Singapore	177	0.01	427	0.02
Slovak Republic	4,457	0.19	4,707	0.20
Slovenia	1,585	0.07	1,835	0.08
Solomon Islands	37	*	287	0.01
Somalia	83	*	333	0.01
South Africa	15,948	0.67	16,198	0.67
Spain	37,026	1.57	37,276	1.55
Sri Lanka	7,135	0.30	7,385	0.31
Sudan	111	*	361	0.02
Swaziland	684	0.03	934	0.04
Sweden	26,876	1.14	27,126	1.13
Switzerland	41,580	1.76	41,830	1.74
Syrian Arab Republic	194	0.01	444	0.02
Tajikistan	1,212	0.05	1,462	0.06
Tanzania	1,003	0.04	1,253	0.05
Thailand	10,941	0.46	11,191	0.46
Timor-Leste	777	0.03	1,027	0.04
Togo	808	0.03	1,058	0.04
Tonga	34	*	284	0.01
Trinidad and Tobago	4,112	0.17	4,362	0.18
Tunisia	3,566	0.15	3,816	0.16
Turkey	14,545	0.62	14,795	0.61
Turkmenistan	810	0.03	1,060	0.04
Uganda	735	0.03	985	0.04
Ukraine	9,505	0.40	9,755	0.40
United Arab Emirates	4,033	0.17	4,283	0.18
United Kingdom	121,015	5.12	121,265	5.03
United States	569,379	24.07	569,629	23.64
Uruguay	3,569	0.15	3,819	0.16
Uzbekistan	3,873	0.16	4,123	0.17
Vanuatu	55	*	305	0.01
Venezuela, Rep. Boliv. de	27,588	1.17	27,838	1.16
Vietnam	446	0.02	696	0.03
Yemen, Republic of	715	0.03	965	0.04
Zambia	1,286	0.05	1,536	0.06
Zimbabwe	2,120	0.09	2,370	0.10
Total June 30, 2007	$ 2,365,102	100.00+	2,409,852	100.00+
Total June 30, 2006	$ 2,363,891	100.00+	2,408,391	100.00+

* Less than .005 percent.
+ May differ from the sum of the individual percentages shown because of rounding.

The notes to the consolidated financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

PURPOSE

International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group, which also includes the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), and the Multilateral Investment Guarantee Agency (MIGA). IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans, equity investments, and investments in debt securities where sufficient private capital is not otherwise available on reasonable terms. IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional funding from other investors and lenders, either through cofinancing or through loan participations, underwritings and guarantees. In addition to project finance, corporate lending and resource mobilization, IFC offers an array of financial products and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The consolidated financial statements include the financial statements of IFC and three variable interest entities (VIEs) (see Note W). The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP). On February 11, 2008, the Board of Directors of IFC (the Board) approved these restated consolidated financial statements for issue.

Consolidated financial statements presentation - Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

Use of estimates - The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the adequacy of the reserve against losses on loans and impairment of equity investments; estimated fair values of all derivative instruments and related financial instruments in qualifying hedging relationships; and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

Translation of currencies - Assets and liabilities not denominated in United States dollars (US dollars or $), other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at June 30, 2007 and June 30, 2006. Disbursed equity investments, other than those accounted for at fair value or under the equity method, are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income. Translation adjustments on equity investments that are accounted for under the equity method are recorded in other comprehensive income.

Loans - IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

IFC enters into loans with income participation, prepayment and conversion features; these features are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities* as amended to the extent they meet the definition of a derivative and are not clearly and closely related to their host loan contract.

Revenue recognition on loans - Interest income and commitment fees on loans are recorded as income on an accrual basis. Beginning in the year ended June 30, 2006, IFC began amortizing net loan origination costs and fees over the estimated life of the originated loan to which the fees relate. Prior to the year ended June 30, 2006, loan origination costs were expensed as incurred, and loan origination fees were recognized as income when received. The net of loan origination fees and loan origination costs was considered insignificant. Prepayment fees are recorded as income when received in freely convertible currencies.

IFC does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the consolidated balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the consolidated balance sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Reserve against losses on loans - IFC recognizes impairment on loans in the consolidated balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income on a quarterly basis, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.

Management determines the aggregate level of the reserve against losses on loans, taking into account established guidelines and its assessment of recent portfolio quality trends. The guidelines include internal country and loan risk ratings, and the impairment potential of the loan portfolio based on IFC's historical portfolio loss experience on mature loans.

The reserve against losses on loans reflects estimates of both probable losses already identified and probable losses inherent in the portfolio but not specifically identifiable. The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower and is established through review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. Unidentified probable losses are the expected losses over a three-year risk horizon, in excess of identified probable losses. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are offset by recoveries associated with previously written-off loans.

Equity investments - IFC invests for current income, capital appreciation, developmental impact, or all three; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in limited liability partnerships (LLPs) and limited liability companies (LLCs), and/or as an investor in a private equity fund.

Revenue recognition on equity investments - Direct equity investments in which IFC does not have significant influence and certain investments in investment companies are carried at cost less impairment. IFC's investments in companies where it has significant influence and certain investments in LLPs and LLCs that maintain specific ownership accounts are accounted for under the equity method. IFC's investments in certain private equity funds in which IFC is deemed to be the Primary Beneficiary of a VIE, as the presumption of control by the fund manager or the general partner has been overcome, are fully consolidated into IFC's books. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is principally applied to IFC's investments in its oil and gas unincorporated joint ventures (UJVs). IFC's share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

Dividends and profit participations received on cost method equity investments are generally recorded as income when received in freely convertible currencies. Realized capital gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income when received in freely convertible currencies or securities, which are readily convertible into freely convertible currencies. Capital losses are recognized when incurred.

IFC enters into put and call option agreement and warrant agreements in connection with equity investments; these are accounted for in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* as amended to the extent they meet the definition of a derivative.

Impairment of equity investments - Equity investments are assessed for impairment each quarter. When an impairment is identified and is deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Impairment losses are not reversed for subsequent recoveries in value of the equity investment until it is sold.

Debt securities - Debt securities are classified as available-for-sale and carried at fair value on the consolidated balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized. Interest on debt securities is included in interest and financial fees from loans on the consolidated income statement.

IFC invests in certain debt securities with conversion features; these features are accounted for in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* as amended to the extent they meet the definition of a derivative.

Guarantees - IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when IFC's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the consolidated balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

against losses are established, based on the estimated probable loss. These reserves are included in the reserve against losses on loans on the consolidated balance sheet. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis.

Designations of retained earnings - In the year ended June 30, 2004, IFC established a funding mechanism for technical assistance and advisory services through a designation of retained earnings. Beginning in the year ended June 30, 2007, technical assistance and advisory services are now referred to as advisory services. In the year ended June 30, 2005, IFC established a funding mechanism for performance-based grants (PBG) through a designation of retained earnings. Further, in the year ended June 30, 2006, IFC also designated retained earnings for grants to IDA for use by IDA in the provision of grants to further IFC's mandates in certain IDA member countries. Total designations of retained earnings for advisory services, PBG, and grants to IDA are determined based on IFC's annual income before expenditures for advisory services, expenditures for PBG, grants to IDA and net gains and losses on other non-trading financial instruments in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC. Expenditures for advisory services, PBG, and grants to IDA are recorded as expenses in IFC's consolidated income statement in the year in which they occur, also having the effect of reducing the respective designated retained earnings for such purposes.

Expenditures are deemed to have occurred when IFC has ceded control of the funds to the recipient. If the recipient organization is deemed to be controlled by IFC, the expenditure is deemed to have occurred only when the recipient organization expends the funds to a non-related party. On occasion, recipient organizations which are deemed to be controlled by IFC will acquire certain investment assets other than cash. These investments have had no material impact on IFC's financial position, results of operations, or cash flows. In such cases, IFC includes those assets on its consolidated balance sheet, where they remain until the recipient organization disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient organization.

Liquid asset portfolio - IFC's liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed securities. Government and agency obligations include long and short positions in highly rated fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Securities within IFC's liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities.

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as an element of liquidity in the consolidated statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition.

Repurchase and resale agreements - Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is IFC's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.

Borrowings - To diversify its access to funding and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, IFC simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Borrowings are recorded at the amount repayable at maturity, adjusted for unamortized premiums and unaccreted discounts. Where borrowings are part of a designated hedging relationship employing derivative instruments, the carrying amount is adjusted for changes in fair value attributable to the risk being hedged. Adjustments for changes in fair value attributable to hedged risks are reported in net gains and losses on other non-trading financial instruments in the consolidated income statement. Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

Risk management, derivative instruments, and hedge accounting - IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, client risk management, borrowing, liquid asset portfolio management and asset and liability management. IFC does not use derivatives for speculative purposes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

All derivative instruments are recorded on the consolidated balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, equity investments, and market borrowing transactions entered into on or after January 1, 1999, are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the consolidated balance sheet. Changes in fair values of derivative instruments used in liquid asset portfolio management activities are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those used in liquid asset portfolio management activities are recorded in net gains and losses on other non-trading financial instruments.

Subject to certain specific qualifying conditions in SFAS No. 133, as amended, a derivative instrument may be designated either as a hedge of the fair value of an asset or liability (fair value hedge), or as a hedge of the variability of cash flows of an asset or liability or forecasted transaction (cash flow hedge). For a derivative instrument qualifying as a fair value hedge, fair value gains or losses on the derivative instrument are reported in net income, together with offsetting fair value gains or losses on the hedged item that are attributable to the risk being hedged. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are reported in other comprehensive income and released to net income in the period(s) in which the effect on net income of the hedged item is recorded. Fair value gains and losses on a derivative instrument not qualifying as a hedge are reported in net gains and losses on other non-trading financial instruments.

IFC has designated certain hedging relationships in its borrowing activities as fair value hedges. IFC generally matches the terms of its derivatives with the terms of the specific underlying financial instruments hedged, in terms of currencies, maturity dates, reset dates, interest rates, and other features. However, the valuation methodologies applied to the derivative and the hedged financial instrument may differ. The resulting ineffectiveness calculated for such relationships is recorded in net gains and losses on other non-trading financial instruments in the consolidated income statement.

IFC has not designated any hedging relationships as cash flow hedges.

The risk management policy for each of IFC's principal business activities and the accounting policies particular to them are described below.

Lending activities IFC's policy is to closely match the currency, rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. IFC has elected not to designate hedging relationships for all lending-related derivatives.

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC's loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reflected currently in net income. Though hedge accounting is not applicable to these activities, the matching of terms between the offsetting transactions minimizes the impact on net income in net gains (losses) on non-financial instruments. Fees and spreads charged on these transactions are recorded as income on an accrual basis.

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with IFC's matched funding policy. IFC has designated the majority of derivatives associated with borrowing activities as fair value hedges of the underlying borrowings. There are a small number of fair value-like and cash flow-like hedging transactions for which no hedge relationship has been designated.

Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with IFC's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value, and no hedging relationships have been designated.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through spot sales or purchases. Interest rate risk due to reset date mismatches is reduced by synchronizing the reset dates on assets and liabilities and managing overall interest rate risk on an aggregate basis. Interest rate risk arising from mismatches due to writedowns, prepayments and reschedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if IFC's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Loan participations - IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC's consolidated balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC's consolidated balance sheet, with the related secured borrowings included in payables and other liabilities on the IFC's consolidated balance sheet.

Pension and other postretirement benefits - IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the consolidated income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Variable Interest Entities - In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46)*. During December 2003, FASB replaced FIN 46 with FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46R)*. FIN 46 and FIN 46R define certain VIEs and require parties to such entities to assess and measure variable interests in the VIEs for the purpose of determining possible consolidation of the VIEs. Variable interests can arise from financial instruments, service contracts, guarantees, leases or other arrangements with a VIE. An entity that will absorb a majority of a VIE's expected losses or expected residual returns is deemed to be the primary beneficiary of the VIE and must include the assets, liabilities, and results of operations of the VIE in its consolidated financial statements.

IFC has a number of investments in VIEs which it manages and supervises in a manner consistent with other portfolio investments. Note W provides further details regarding IFC's variable interests in VIEs.

Accounting and financial reporting developments – During the year ended June 30, 2006, IFC changed its accounting principle with respect to the amortization of loan origination fees and loan origination costs. Prior to the year ended June 30, 2006, the net of loan origination fees and costs was considered to be insignificant. Beginning in year ended June 30, 2006, IFC began amortizing loan origination fees and costs on an effective yield basis.

During the year ended June 30, 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Instruments - an amendment of FASB Statements Nos. 133 and 140* (SFAS No. 155) and SFAS No. 156, *Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140* (SFAS No. 156). Both SFAS No. 155 and SFAS No. 156 are effective for fiscal years beginning after September 15, 2006, which would be the year ending June 30, 2008 for IFC. The adoption of SFAS No. 155 and SFAS No. 156 is not expected to have a material impact on the financial position, results of operations or cash flow of IFC.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* (SFAS No. 158). SFAS No. 158 requires employers to recognize on their balance sheet the funded status of their defined benefit postretirement plans, measured as the difference between the fair value of plan assets and the benefit obligations, and to recognize as part of Other Comprehensive Income the gains and losses and prior service costs or credits that arise during the period to the extent they are not recognized as components of the net periodic benefit cost. Additionally, upon adoption, SFAS No. 158 requires the unrecognized net actuarial gain or loss and the unrecognized prior service cost to be recognized in Accumulated Other Comprehensive Income and that these amounts be adjusted as they are subsequently recognized as components of net periodic benefit cost, based upon the current amortization and recognition requirements of SFAS No. 87, *Employers' Accounting for Pensions* (SFAS No. 87) and SFAS No. 106, *Employers' Accounting for Postretirement Benefits* (SFAS No. 106). SFAS No. 158 is applicable to IFC's consolidated financial statements as of June 30, 2007 and the impact of its adoption is discussed further in Note S.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS No. 157). SFAS No. 157 defines fair value, establishes a fair value hierarchy and expands disclosures about fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007, which would be the year ending June 30, 2009 for IFC. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within the fiscal year of adoption. IFC is currently planning to early adopt SFAS No. 157 beginning in the year ending June 30, 2008 and is evaluating the effects of this new standard.

In February 2007, the FASB issued SFAS No. 159, *the Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115* (SFAS No. 159), which allows an entity the irrevocable option to elect fair value measurement for certain financial assets and financial liabilities on a contract-by-contract basis. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007, which would be the year ending June 30, 2009 for IFC. Early adoption is permitted as of the beginning of the previous fiscal year (the year ending June 30, 2008 for IFC) as long as the entity also early adopts SFAS No. 157 concurrent with the adoption of SFAS No. 159. IFC is currently planning to early adopt SFAS No. 159 and to elect fair value measurement for virtually all of its market borrowings and certain equity investments. IFC is currently assessing the potential impact of any such early adoption on the financial position, results of operations or cash flow of IFC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

In November 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) on Issue No. 06-9, *Reporting a Change in (or the Elimination of) a Previously Existing Difference Between the Fiscal Year-End of a Parent Company and That of a Consolidated Entity or Between the Reporting Period of an Investor and That of an Equity Method Investee* (EITF 06-9). EITF 06-9 is effective for IFC beginning on January 31, 2007. The adoption of EITF No. 06-9 did not have a material impact on the financial position, results of operations or cash flow of IFC.

In June 2007, the American institute of Certified Public Accountants (AICPA) issued Statement of Position No. 07-1 (SOP No 07-1), *Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies.* SOP No. 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide for Investment Companies (the Guide). Investment Companies that are within the scope of the Guide report investments at fair value. SOP No. 07-1 is effective for fiscal years beginning on or after December 15, 2007, which would be the year ending June 30, 2009 for IFC. IFC is currently evaluating the provisions of SOP No. 07-1.

In addition, during the year ended June 30, 2007, the FASB issued and/or approved various FASB Staff Positions, EITF Issues Notes, and other interpretative guidance related to Statements of Financial Accounting Standards and Accounting Principles Board (APB) Opinions. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on either the financial position, results of operations or cash flows of IFC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE B – LIQUID ASSET PORTFOLIO

The composition of IFC's liquid asset portfolio is included in the consolidated balance sheet captions as follows (US$ millions):

	June 30, 2007	June 30, 2006
Assets		
Cash and due from banks	$ 11	$ -
Time deposits	4,958	2,911
Trading securities	14,297	16,286
Securities purchased under resale agreements	230	1,190
Receivables and other assets:		
Receivables from sales of securities	2,001	1,466
Accrued interest income on time deposits and securities	87	1,226
Accrued income on derivative instruments	18	37
Derivative assets	90	189
Total assets	21,692	23,305
Liabilities		
Payables and other liabilities:		
Due to banks	-	12
Payables for purchases of securities	3,278	1,352
Accrued charges on derivative instruments	15	62
Securities sold under repurchase agreements and payable for cash collateral received	4,973	8,805
Derivative liabilities	157	344
Total liabilities	8,423	10,575
Total net liquid asset portfolio	$ 13,269	$ 12,730

The liquid asset portfolio is denominated primarily in US dollars; investments in other currencies, net of the effect of associated derivative instruments that convert non-US dollar securities into US dollar securities, represent less than 1% of the portfolio at June 30, 2007 (less than 1% - June 30, 2006). The annualized rate of return on the trading portfolio during the year ended June 30, 2007, was 4.8% (3.6% - year ended June 30, 2006; 2.6% - year ended June 30, 2005). After the effect of associated derivative instruments, the liquid asset portfolio generally reprices within one year.

Trading securities

The composition of trading securities is as follows:

	Year ended June 30, 2007	At June 30, 2007		
	Fair value average daily balance (US$ millions)	Fair value (US$ millions)	Contractual maturity (years)	Average yield (%)
Government, agency and government-sponsored agency obligations	$ 8,062	$ 5,838	4.1	4.4
Asset-backed securities	6,280	7,487	28.4	5.6
Corporate securities	837	431	2.0	5.3
Money market funds	882	541	-	5.4
Total trading securities	$ 16,061	$ 14,297		

	Year ended June 30, 2006	At June 30, 2006		
	Fair value average daily balance (US$ millions)	Fair value (US$ millions)	Contractual maturity (years)	Average yield (%)
Government, agency and government-sponsored agency obligations	$ 9,604	$ 10,182	4.8	3.9
Asset-backed securities	4,554	4,467	27.0	5.6
Corporate securities	1,819	1,318	2.7	4.8
Money market funds	307	319	-	5.2
Total trading securities	$ 16,284	$ 16,286		

The expected maturity of the asset-backed securities may differ from the contractual maturity, as reported above, due to prepayment features.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Income from liquid asset trading activities

Income from liquid asset trading activities for the years ended June 30, 2007, June 30, 2006 and June 30, 2005 comprises (US$ millions):

	2007	2006	2005
Interest income	$ 674	$ 673	$ 533
Net (losses) gains on trading activities:			
Realized	(3)	72	(80)
Unrealized	(55)	(302)	(95)
Net (losses) gains on trading activities	(58)	(230)	(175)
Foreign currency transaction gains	2	1	-
Total income from liquid asset trading activities	$ 618	$ 444	$ 358

Collateral

The estimated fair value of securities held by IFC at June 30, 2007 as collateral, in connection with derivatives transactions and purchase and resale agreements, that may be sold or repledged was $291 million ($1,313 million - June 30, 2006).

Collateral given by IFC to a counterparty in connection with repurchase agreements that may be sold or repledged by the counterparty approximates the amounts classified as Securities sold under repurchase agreements and payable for cash collateral received.

NOTE C – LOANS, EQUITY INVESTMENTS, AND DEBT SECURITIES

The distribution of the investment portfolio by sector is as follows (US$ millions):

	June 30, 2007				June 30, 2006			
	Loans	Equity investments	Debt securities	Total	Loans	Equity investments	Debt securities	Total
Finance and insurance	$ 4,716	$ 1,424	$ 382	$ 6,522	$ 3,439	$ 1,010	$ 80	$ 4,529
Utilities	1,005	304	-	1,309	1,013	255	-	1,268
Oil, gas and mining	779	234	-	1,013	815	173	-	988
Transportation and warehousing	860	20	-	880	758	32	-	790
Nonmetallic mineral product manufacturing	803	60	-	863	703	15	8	726
Food and beverages	746	49	-	795	478	53	10	541
Chemicals	595	53	26	674	465	22	41	528
Industrial and consumer products	509	25	45	579	671	83	-	754
Information	439	123	12	574	463	148	-	611
Primary metals	483	14	2	499	233	30	-	263
Collective investment vehicles	31	402	53	486	43	383	5	431
Wholesale and retail trade	406	48	5	459	348	48	-	396
Agriculture and forestry	361	23	11	395	354	20	53	427
Paper and pulp	296	69	-	365	237	55	-	292
Accommodation and tourism services	213	28	16	257	277	30	-	307
Health care	174	10	2	186	111	6	-	117
Textile, apparel and leather	161	11	6	178	152	11	8	171
Plastics and rubber	42	34	-	76	52	44	-	96
Construction and real estate	30	-	-	30	69	1	-	70
Other	59	20	2	81	86	16	1	103
Total disbursed portfolio	12,708	2,951	562	16,221	10,767	2,435	206	13,408
Adjustments to investments accounted for under the equity method	-	282	-	282	-	255	-	255
Unrealized gains on equity investments held by consolidated VIEs	-	12	-	12	-	6	-	6
Unrealized gains on debt securities accounted for as available-for-sale	-	-	171	171	-	-	56	56
Unamortized deferred loan origination fees, net	(64)	-	-	(64)	(46)	-	-	(46)
Unamortized SFAS No. 133 transition adjustment	6	-	-	6	6	-	-	6
Carrying value of investments	$ 12,650	$ 3,245	$ 733	$ 16,628	$ 10,727	$ 2,696	$ 262	$ 13,685

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The distribution of the investment portfolio by geographical region is as follows (US$ millions):

	June 30, 2007				June 30, 2006			
	Loans	Equity investments	Debt securities	Total	Loans	Equity investments	Debt securities	Total
Europe and Central Asia	$ 4,390	$ 749	$ 130	$ 5,269	$ 3,764	$ 612	$ 38	$ 4,414
Latin America and Caribbean	3,603	803	212	4,618	3,425	644	57	4,126
Asia	2,724	947	146	3,817	2,050	814	57	2,921
Middle East and North Africa	999	187	20	1,206	726	125	-	851
Sub-Saharan Africa	982	189	-	1,171	792	188	-	980
Other	10	76	54	140	10	52	54	116
Total disbursed portfolio	**12,708**	**2,951**	**562**	**16,221**	**10,767**	**2,435**	**206**	**13,408**
Adjustments to investments accounted for under the equity method	-	282	-	282	-	255	-	255
Unrealized gains on equity investments held by consolidated VIEs	-	12	-	12	-	6	-	6
Unrealized gains on debt securities accounted for as available-for-sale	-	-	171	171	-	-	56	56
Unamortized deferred loan origination fees, net	(64)	-	-	(64)	(46)	-	-	(46)
Unamortized SFAS No. 133 transition adjustment	6	-	-	6	6	-	-	6
Carrying value of investments	**$ 12,650**	**$ 3,245**	**$ 733**	**$ 16,628**	**$ 10,727**	**$ 2,696**	**$ 262**	**$ 13,685**

The carrying value of equity investments accounted for under the equity method was $546 million at June 30, 2007 ($467 million - June 30 2006).

Loan portfolio

At June 30, 2007, 23% of the disbursed loan portfolio consisted of fixed rate loans (20% - June 30, 2006), while the remainder was at variable rates. At June 30, 2007, the disbursed loan portfolio included $159 million of loans serving as collateral under secured borrowing arrangements ($88 million - June 30, 2006).

The currency composition and average yield of the disbursed loan portfolio are summarized below:

	June 30, 2007		June 30, 2006	
	Amount (US $ millions)	Average yield (%)	Amount (US $ million)	Average yield (%)
US dollar	$ 9,296	8.1	$ 8,210	8.1
Euro	1,681	6.2	1,498	5.3
Other currencies	1,731	8.2	1,059	8.1
Total disbursed loan portfolio	12,708	7.9	10,767	7.7
Unamortized deferred loan origination fees, net	(64)		(46)	
Unamortized SFAS No. 133 transition adjustment	6		6	
Carrying value of loans	$ 12,650		$ 10,727	

After the effect of interest rate swaps and currency swaps, IFC's loans are principally denominated in variable rate US dollars.

Loans in all currencies are repayable during the years ending June 30, 2008 through June 30, 2012 and thereafter, as follows (US$ millions):

	2008	2009	2010	2011	2012	Thereafter	Total
Fixed rate loans	$ 530	$ 440	$ 391	$ 331	$ 275	$ 951	$ 2,918
Variable rate loans	1,341	1,402	1,352	1,275	1,284	3,136	9,790
Total disbursed loan portfolio	$ 1,871	$ 1,842	$ 1,743	$ 1,606	$ 1,559	$ 4,087	12,708
Unamortized deferred loan origination fees, net							(64)
Unamortized SFAS No. 133 transition adjustment							6
Carrying value of loans							$ 12,650

IFC's disbursed variable rate loans generally reprice within one year.

Loans on which the accrual of interest has been discontinued amounted to $378 million at June 30, 2007 ($447 million - June 30, 2006). Interest income not recognized on nonaccruing loans during the year ended June 30, 2007 totaled $70 million ($68 million - year ended June 30, 2006; $58 million - year ended June 30, 2005). Interest income recognized on loans in nonaccrual status, related to current and prior years, during the year ended June 30, 2007 was $21 million ($21 million - year ended June 30, 2006; $36 million - year ended June 30, 2005). The average recorded investment in impaired loans during the year ended June 30, 2007, was $552 million ($931 million - year ended June 30, 2006). The recorded investment in impaired loans at June 30, 2007 was $433 million ($671 million - June 30, 2006).

Debt securities

Debt securities accounted for as available-for-sale comprise (US$ millions):

	June 30, 2007			June 30, 2006		
	Cost	Unrealized gains	Fair value	Cost	Unrealized gains	Fair value
Preferred shares	$ 153	$ 140	$ 293	$ 76	$ 50	$ 126
Corporate debt securities	279	26	305	75	1	76
Asset-backed securities	90	-	90	15	-	15
Other debt securities	40	5	45	40	5	45
Total	$ 562	$ 171	$ 733	$ 206	$ 56	$ 262

Accumulated other comprehensive income includes $171 million of unrealized gains on debt securities accounted for as available-for-sale ($56 million - June 30, 2006). There were no unrealized losses on debt securities accounted for as available-for-sale.

Debt securities have contractual maturities during years ending June 30, 2008, through June 30, 2012 and thereafter, as follows (US$ millions):

	2008	2009	2010	2011	2012	Thereafter	Total
Corporate debt securities	$ 2	$ 4	$ -	$ 20	$ 3	$ 250	$ 279
Asset-backed securities	-	-	-	-	26	64	90
Total	$ 2	$ 4	$ -	$ 20	$ 29	$ 314	369
Unrealized gains on debt securities accounted for as available-for-sale							26
Carrying value of debt securities with contractual maturities							$ 395

In addition, IFC has $338 million of redeemable preferred shares and other debt securities with undefined maturities ($171 million - June 30, 2006).

The expected maturity of the asset-backed securities may differ from the contractual maturity, as reported above, due to prepayment features.

Interest and financial fees from loans and debt securities

Interest and financial fees from loans and debt securities for the years ended June 30, 2007, June 30, 2006, and June 30, 2005, comprise the following (US$ millions):

	2007	2006	2005
Interest income	$ 1,023	$ 743	$ 574
Commitment fees	23	21	17
Other financial fees	29	43	69
Total interest and financial fees from loans and debt securities	$ 1,075	$ 807	$ 660

NOTE D - RESERVES AGAINST LOSSES ON LOANS

Changes in the reserve against losses on loans for the years ended June 30, 2007, June 30, 2006 and June 30, 2005, are summarized below (US$ millions):

	2007	2006	2005
Beginning balance	$ 898	$ 989	$ 1,367
Release of (provision for) losses on loans	(41)	10	(259)
Write offs	(39)	(111)	(136)
Recoveries of previously written off loans	3	9	16
Foreign currency transaction adjustments	13	4	4
Other adjustments	(2)	(3)	(3)
Ending balance	$ 832	$ 898	$ 989

The release of provision for losses on loans and guarantees in the consolidated income statement for the year ended June 30, 2007 includes $2 million release in respect of guarantees ($5 million provision - year ended June 30, 2006; $3 million release - year ended June 30, 2005). At June 30, 2007 the accumulated reserve for losses on guarantees, included in the consolidated balance sheet in payables and other liabilities, was $16 million ($18 million - June 30, 2006).

Other adjustments comprise reserves against interest capitalized as part of a debt restructuring.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE E – GUARANTEES

Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at June 30, 2007, totaled $1,414 million ($1,150 million - June 30, 2006). Guarantees of $808 million that were outstanding (i.e., not called) at June 30, 2007 ($494 million - June 30, 2006), were not included in loans on the IFC's consolidated balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

NOTE F – INCOME FROM EQUITY INVESTMENTS

Income from equity investments for the years ended June 30, 2007, June 30, 2006 and June 30, 2005 comprise the following (US$ millions):

	2007	2006	2005
Realized capital gains on equity sales	$ 1,942	$ 928	$ 723
Dividends and profit participations	398	327	258
Amortization of UJVs conditional asset retirement obligations	(2)	(8)	-
Income from investments accounted for under the equity method	19	56	191
Changes in carrying value of equity investments	-	-	269
Equity investment impairment write-downs	(40)	(57)	(62)
Net losses on equity-related derivatives	(9)	(15)	(12)
Custody and other fees	(2)	(3)	(2)
Total income from equity investments	$ 2,306	$ 1,228	$ 1,365

Realized capital gains include recoveries and are net of losses on sales of equity investments.

On December 21, 2005, IFC entered into an agreement to sell its shares in Banca Comerciala Romana S.A. In addition, IFC entered into an agreement which includes certain payment covenants and potential indemnifications with respect to certain conditions and valuations in case such conditions and valuations become applicable. The transaction closed during October 2006. Accordingly, IFC recognized a capital gain in the year ended June 30, 2007, in the amount of $833 million.

Realized capital gains on equity sales for the year ended June 30, 2007 includes $95 million ($0 - year ended June 30, 2006; $0 - year ended June 30, 2005) related to settlements regarding loan to equity conversion options received in lieu of exercise.

Dividends and profit participations include $64 million ($86 million - year ended June 30, 2006; $106 million - year ended June 30, 2005) of receipts received in freely convertible cash, net of cash disbursements, in respect of investments accounted for under the cost recovery method.

NOTE G – INVESTMENT TRANSACTIONS APPROVED AND COMMITTED BUT NOT DISBURSED OR UTILIZED

Investment transactions approved by the Board of Directors not committed, loan, equity and debt security commitments signed but not yet disbursed, and guarantee and client risk management facilities signed but not yet utilized are summarized below (US$ millions):

	June 30, 2007	June 30, 2006
Investment transactions approved but not committed:		
Loans, equity investments and debt securities	$ 3,785	$ 2,860
Guarantees	1,212	679
Client risk management facilities	122	18
Total investment transactions approved but not committed	5,119	3,557
Investment transactions committed but not disbursed:		
Loans, equity investments and debt securities	7,654	6,911
Investment transactions committed but not utilized:		
Guarantees	634	656
Client risk management facilities	93	132
Total investment transactions committed but not disbursed or utilized	8,381	7,699
Total investment transactions approved but not disbursed or utilized	$ 13,500	$ 11,256

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE H – LOAN PARTICIPATIONS

Loan participations arranged to be placed with Participants in respect of loans approved by the Board of Directors, loan participations signed as commitments for which disbursement has not yet been made and loan participations disbursed and outstanding and serviced by IFC for the Participants are as follows (US$ millions):

	June 30, 2007	June 30, 2006
Loan participations arranged to be placed with Participants approved but not committed	$ 1,803	$ 2,485
Loan participations signed as commitments but not disbursed	1,069	1,136
Loan participations arranged to be placed with Participants approved but not disbursed	**$ 2,872**	**$ 3,621**
Loan participations disbursed and outstanding which are serviced by IFC	**$ 4,407**	**$ 3,878**

NOTE I – RECEIVABLES AND OTHER ASSETS

Receivables and other assets are summarized below (US$ millions):

	June 30, 2007	June 30, 2006
Receivables from sales of securities	$ 2,001	$ 1,466
Accrued interest income on time deposits and securities	87	1,226
Accrued income on derivative instruments	341	299
Accrued interest income on loans	196	153
Prepaid pension and other postretirement benefit costs	686	393
Headquarters building:		
Land	89	89
Building	202	192
Less: Building depreciation	(48)	(43)
Headquarters building, net	243	238
Deferred charges and other assets	210	192
Total receivables and other assets	**$ 3,764**	**$ 3,967**

NOTE J – BORROWINGS

Market borrowings and associated derivatives

IFC's borrowings outstanding from market sources and currency and interest rate swaps, net of unamortized issue premiums and discounts, are summarized below:

	June 30, 2007							
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation	
	Amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)	Notional amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)
US dollar	$ 7,122	4.0	$ 8,535	4.9	$ 6,579	5.2	$ 15,349	5.1
					(6,887)	(3.8)		
Japanese yen	3,969	5.0	(3,969)	(5.0)	-	-	-	-
Pound sterling	1,816	5.5	(1,816)	(5.5)	-	-	-	-
South African rand	1,237	7.1	(1,237)	(7.1)	-	-	-	-
Australian dollar	506	4.7	(506)	(4.7)	-	-	-	-
Euro	474	5.5	(474)	(5.5)	-	-	-	-
Hong Kong dollar	370	6.2	(370)	(6.2)	-	-	-	-
New Zealand dollar	366	6.1	(366)	(6.1)	-	-	-	-
Canadian dollar	291	1.0	(291)	(1.0)	-	-	-	-
Chinese renminbi	263	3.3	-	-	-	-	263	3.3
Malaysian ringgit	144	2.9	(144)	(2.9)	-	-	-	-
Moroccan dirham	120	4.5	(120)	(4.5)	-	-	-	-
Swiss franc	92	2.8	(92)	(2.2)	81	2.3	-	-
					(81)	(3.0)		
C.F.A. franc	45	4.8	(41)	(4.8)			4	4.8
New Turkish lira	38	18.3	(38)	(18.3)	-	-	-	-
Peruvian soles nuevos	32	6.3	(32)	(6.3)	-	-	-	-
Mexican peso	18	7.0	(18)	(7.0)	-	-	-	-
Principal at face value	16,903		$ (979)		$ (308)		$ 15,616	5.0
Less: Unamortized discounts, net	(591)							
Total market borrowings	16,312							
Fair value adjustments	(495)							
Carrying value of market borrowings	$ 15,817							

	June 30, 2006							
	Market borrowings		Currency swaps payable (receivable)		Interest rate swaps notional principal payable (receivable)		Net currency obligation	
	Amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)	Notional amount (US $ millions)	Weighted average cost (%)	Amount (US $ millions)	Weighted average cost (%)
US dollar	$ 6,980	3.9	$ 8,078	4.6	$ 6,334	5.1	$ 14,725	4.9
					(6,667)	(3.8)	-	-
Japanese yen	4,174	4.2	(4,174)	(4.2)	-	-	-	-
Pound sterling	1,712	5.4	(1,712)	(5.4)	-	-	-	-
South African rand	589	7.2	(589)	(7.2)	-	-	-	-
Hong Kong dollar	552	6.1	(552)	(6.1)	-	-	-	-
Euro	475	6.4	(475)	(6.4)	-	-	-	-
Australian dollar	397	4.7	(397)	(4.7)	-	-	-	-
Canadian dollar	276	1.0	(276)	(1.0)	-	-	-	-
New Zealand dollar	242	6.0	(242)	(6.0)	-	-	-	-
Colombian peso	235	12.5	(235)	(12.5)	-	-	-	-
Chinese renminbi	141	3.4	-	-	-	-	141	3.4
Malaysian ringgit	136	2.9	(136)	(2.9)	-	-	-	-
Moroccan dirham	114	4.5	(114)	(4.5)	-	-	-	-
Swiss franc	91	1.9	(91)	(1.3)	80	1.3	-	-
					(80)	(2.0)	-	-
Peruvian soles nuevos	46	6.6	(46)	(6.6)	-	-	-	-
Principal at face value	16,160		$ (961)		$ (333)		$ 14,866	4.9
Less: Unamortized discounts, net	(605)							
Total market borrowings	15,555							
Fair value adjustments	(668)							
Carrying value of market borrowings	$ 14,887							

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The weighted average cost of IFC's borrowings outstanding from market sources after currency and interest rate swap transactions was 5.0% at June 30, 2007 (4.9% - June 30, 2006). The weighted average remaining maturity of IFC's borrowings from market sources was 9.8 years at June 30, 2007 (10.7 years - June 30, 2006). Charges on borrowings for the year ended June 30, 2007, include $8 million of interest expense on secured borrowings ($6 million - June 30, 2006).

Net fair value adjustments to the carrying value of market borrowings comprises $(495) million at June 30, 2007 ($(668) million - June 30, 2006), representing adjustments to the carrying value of transactions in designated fair value hedging relationships.

The net nominal amount receivable from currency swaps of $979 million and the net notional amount receivable from interest rate swaps of $308 million at June 30, 2007 ($961 million and $333 million - June 30, 2006), shown in the above table, are represented by currency and interest rate swap assets at fair value of $896 million and currency and interest rate swap liabilities at fair value of $699 million ($785 million and $779 million - June 30, 2006), included in derivative assets and derivative liabilities, respectively, on the consolidated balance sheet.

Borrowings from IBRD

Borrowings outstanding from IBRD are summarized below:

	June 30, 2007		June 30, 2006	
	Principal amount (US$ millions)	Weighted average cost (%)	Principal amount (US$ millions)	Weighted average cost (%)
Saudi Arabian riyal	$ 50	4.5	$ 50	4.5
US dollar	12	6.7	30	6.4
Total borrowings outstanding from IBRD	$ 62		$ 80	

The weighted average remaining maturity of borrowings from IBRD was 8.2 years at June 30, 2007 (7.5 years - June 30, 2006). Charges on borrowings for the year ended June 30, 2007, includes $3 million ($5 million - year ended June 30, 2006; $5 million - year ended June 30, 2005) in respect of IBRD borrowings.

Maturity of borrowings

The principal amounts repayable on borrowings outstanding in all currencies, gross of any premiums or discounts, during the years ending June 30, 2008, through June 30, 2012, and thereafter are summarized below (US$ millions):

	2008	2009	2010	2011	2012	Thereafter	Total
Borrowings from market sources	$ 1,875	$ 1,642	$ 2,629	$ 1,363	$ 1,376	$ 8,018	$ 16,903
Borrowings from IBRD	8	3	1	-	8	42	62
Total borrowings, gross	$ 1,883	$ 1,645	$ 2,630	$ 1,363	$ 1,384	$ 8,060	16,965
Less: Unamortized discounts, net							(591)
Fair value adjustments							(495)
Carrying value of borrowings							$ 15,879

After the effect of interest rate and currency swaps, IFC's borrowings generally reprice within one year.

NOTE K – PAYABLES AND OTHER LIABILITIES

Payables and other liabilities are summarized below (US$ millions):

	June 30, 2007	June 30, 2006
Accrued charges on borrowings	$ 267	$ 216
Accrued charges on derivative instruments	267	282
Payables for purchases of securities	3,278	1,352
Secured borrowings	159	88
Accounts payable, accrued expenses and other liabilities	406	286
Deferred income	68	60
Total payables and other liabilities	$ 4,445	$ 2,284

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE L – CAPITAL TRANSACTIONS

IFC's authorized share capital was increased to $2,450 million through two capital increases in 1992. The subscription and payment period for shares then allocated ended on August 1, 1999, but IFC has agreed to defer the payment date for certain member countries beyond this date. Pursuant to these arrangements, $1 million of subscribed shares remained unpaid at June 30, 2007 ($1 million - June 30, 2006).

During the year ended June 30, 2007, 100 shares were subscribed and paid by member countries at a par value of $1,000 each (0 - year ended June 30, 2006; 1,615 - year ended June 30, 2005).

Under IFC's Articles of Agreement, in the event a member withdraws from IFC, IFC and the member may negotiate on the repurchase of the member's capital stock on such terms as may be appropriate under the circumstances. Such agreement may provide, among other things, for a final settlement of all obligations of the member to IFC. If such an agreement is not made within six months after the member withdraws or such other time as IFC and the member may agree, the repurchase price of the member's capital stock shall be the value thereof shown by the books of IFC on the day when the member withdraws. The repurchase of capital stock is subject to certain conditions including payments in installments, at such times and in such available currency or currencies as IFC reasonably determines, taking into account the financial position of IFC. IFC's Articles of Agreement also provide for the withdrawing member to repay losses on loans and equity investments in excess of reserves provided on the date of withdrawal.

NOTE M – OTHER INCOME

Other income for the year ended June 30, 2007, predominantly comprises $20 million of fees collected from clients for expenses incurred by IFC, included in administrative expenses ($20 million - year ended June 30, 2006; $16 million - year ended June 30, 2005), $7 million of income from consolidated entities ($17 million - year ended June 30, 2006; $5 million - year ended June 30, 2005) and income under other reimbursable arrangements of $7 million ($10 million - year ended June 30, 2006; $13 million - year ended June 30, 2005)

NOTE N – ADVISORY SERVICES, PERFORMANCE-BASED GRANTS, AND GRANTS TO IDA

As of June 30, 2007, IFC had designated retained earnings in the cumulative amount of $580 million for advisory services ($580 million - June 30, 2006). Of the amount approved by the Board of Directors as of June 30, 2007, IFC has recognized expenditures of $96 million in the year ended June 30, 2007 ($55 million - year ended June 30, 2006; $38 million - year ended June 30, 2005). At June 30, 2007, retained earnings designated for advisory services totaled $391 million ($487 million - June 30, 2006).

As of June 30, 2007, IFC had designated retained earnings in the cumulative amount of $250 million for performance-based grants ($250 million - June 30, 2006). Of the amount approved by the Board of Directors as of June 30, 2007, IFC has recognized expenditures of $0 in the year ended June 30, 2007 ($35 million - year ended June 30, 2006; $0 - year ended June 30, 2005). At June 30, 2007, retained earnings designated for performance-based grants totaled $215 million ($215 million - June 30, 2006).

During the year ended June 30, 2006, IFC provided $35 million to IBRD's Global Partnership for Output Based Aid under a pilot phase approved by IFC's Board of Directors in March 2006, which was recorded as an expense in the year ended June 30, 2006. Also under the pilot phase, IFC's Board of Directors has approved a further $30 million for a future performance-based small and medium sized enterprise initiative for Sub-Saharan Africa. No amounts have been expensed under this initiative in the year ended June 30, 2007.

As of June 30, 2007, IFC had designated retained earnings in the cumulative amount of $150 million for grants to IDA ($150 million - June 30, 2006). Of the amount approved by the Board of Directors as of June 30, 2007, IFC recorded a grant to IDA of $150 million in the year ended June 30, 2007 ($0 - year ended June 30, 2006; $0 - year ended June 30, 2005), for IDA grant projects that encourage the growth of private enterprise in countries that are members of both IFC and IDA. At June 30, 2007, retained earnings designated for grants to IDA totaled $0 ($150 million - June 30, 2006).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE O – NET (LOSSES) GAINS ON OTHER NON-TRADING FINANCIAL INSTRUMENTS

Net (losses) gains on other non-trading financial instruments for the year ended June 30, 2007, June 30, 2006 and June 30, 2005, comprises (US$ millions):

	2007	2006	2005
Difference between changes in fair value of derivative instruments designated as a fair value hedge and change in fair value of hedged items attributable to risks being hedged	$ (3)	$ (63)	$ (48)
Change in fair value of non-trading derivative instruments not designated as a hedge	(96)	(79)	111
Amortization of difference between fair value and carrying value of hedged items at July 1, 2000 not designated for hedge accounting under SFAS No. 133	(1)	(3)	(3)
Release from accumulated other comprehensive income of transition gain on cash flow-like hedges	1	-	1
Net (losses) gains on other non-trading financial instruments	$ (99)	$ (145)	$ 61

Of the total net (losses) gains on other non-trading financial instruments, unrealized gains of $7 million (losses of $182 million - year ended June 30, 2006; gains of $44 million - year ended June 30, 2005) are attributable to borrowings and related derivatives transactions; unrealized losses of $10 million (gains of $30 million - year ended June 30, 2006; losses of $8 million - year ended June 30, 2005) are attributable to loans and related derivatives transactions; unrealized losses of $96 million (gains of $7 million - year ended June 30, 2006; gains of $22 million - year ended June 30, 2005) are attributable to equity related derivatives; and unrealized gains of $0 ($0 - year ended June 30, 2006; gains of $3 million - year ended June 30, 2005) are attributable to client risk management activities.

NOTE P – DERIVATIVE AND OTHER FINANCIAL INSTRUMENTS

Many of IFC's financial instruments are not actively traded in any market. Accordingly, estimates and present value calculations of future cash flows are used to estimate the fair values. Determining future cash flows for fair value estimation is subjective and imprecise, and minor changes in assumptions or methodologies may materially affect the estimated values. The excess or deficit resulting from the difference between the carrying amounts and the fair values presented does not necessarily reflect the realizable values, since IFC generally holds loans, borrowings and other financial instruments with contractual maturities with the aim of realizing their recorded values.

The estimated fair values reflect the interest rate environments as of June 30, 2007 and June 30, 2006. In different interest rate environments, the fair value of IFC's financial assets and liabilities could differ significantly, especially the fair value of certain fixed rate financial instruments. Reasonable comparability of fair values among financial institutions is not likely, because of the wide range of permitted valuation techniques and numerous estimates that must be made in the absence of secondary market prices. This lack of objective pricing standards introduces a greater degree of subjectivity and volatility to these derived or estimated fair values. Therefore, while disclosure of estimated fair values of financial instruments is required, readers are cautioned in using these data for purposes of evaluating the financial condition of IFC. The fair values of the individual financial instruments do not represent the fair value of IFC taken as a whole.

The methodologies used and key assumptions made to estimate fair values as of June 30, 2007, and June 30, 2006, are summarized below.

Liquid assets - The estimated fair value of time deposits and the trading securities portfolio are based on quoted market prices and the present value of estimated future cash flows using appropriate discount rates.

Derivative instruments - Fair values for covered forwards were derived by using quoted market forward exchange rates. Fair values for other derivative instruments were derived by determining the present value of estimated future cash flows using appropriate discount rates.

Loans and loan commitments - IFC generally has not sold its loans from the portfolio, and there is no comparable secondary market. Fair values for fixed rate loans and loan commitments were determined using a discounted cash flow model based on a discount rate comprising the fixed rate loan spread plus the year-end estimated cost of funds. Since rates on variable rate loans and loan commitments are generally reset on a quarterly or semiannual basis, the carrying value adjusted for credit risk was determined to be the best estimate of fair value. IFC also holds options to convert loans into equity of certain of its investee companies. Fair values of these conversion options are based on quoted market prices or other calculated values of the underlying equity investment.

Equity investments - Fair values of equity investments accounted for at cost less impairment were determined using market prices where available, put option prices, book values or cost, certain of which were discounted based upon management's estimate of net realizable value. Where market prices were not available or alternate valuation techniques were not practical, cost was determined to be the best estimate of fair value. Fair values of investments in LLPs and certain LLCs, other equity method investments and equity investments held by consolidated VIEs are not included.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Borrowings - Fair values were derived by determining the present value of estimated future cash flows using appropriate discount rates.

Estimated fair values of IFC's financial assets and liabilities and off-balance sheet financial instruments are summarized below (US$ millions). IFC's credit exposure is represented by the estimated fair values of its financial assets.

	June 30, 2007			June 30, 2006
	Carrying amount	Fair value adjustments	Fair value	Fair value
Financial assets				
Cash and due from banks, time deposits, securities and securities purchased under resale agreements	$ 19,888	$ -	$ 19,888	$ 20,594
Investments:				
Net loans	11,818	486	12,304	10,270
Cost method equity investments	2,670	6,285	8,955	6,385
Equity method and consolidated investments	575	134	709	582
Total equity investments	3,245	6,419	9,664	6,967
Debt securities	733	-	733	262
Total investments	15,796	6,905	22,701	17,499
Derivative assets:				
Liquid asset portfolio-related	90	-	90	189
Loans-related	25	-	25	117
Borrowings-related	896	-	896	785
Client risk management-related	22	-	22	29
Equity-related	118	-	118	79
Total derivative assets	1,151	-	1,151	1,199
Nonfinancial assets	3,764	-	3,764	3,967
Total assets	$ 40,599	$ 6,905	$ 47,504	$ 43,259
Financial liabilities				
Securities sold under repurchase agreements and payable for cash collateral received	$ 4,973	$ -	$ 4,973	$ 8,805
Market and IBRD borrowings outstanding	15,879	(99)	15,780	14,967
Derivative liabilities:				
Liquid asset portfolio-related	157	-	157	344
Loans-related	243	-	243	135
Borrowings-related	699	-	699	779
Client risk management-related	22	-	22	28
Equity-related	164	-	164	64
Total derivative liabilities	1,285	-	1,285	1,350
Nonfinancial liabilities	4,445	-	4,445	2,284
Total liabilities	$ 26,582	$ (99)	$ 26,483	$ 27,406

The fair value of loan commitments amounted to $17 million at June 30, 2007 ($14 million - June 30, 2006).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE Q – CURRENCY POSITION

IFC conducts its operations for its loans, time deposits and securities and borrowings in multiple currencies. IFC's policy is to minimize the level of currency risk by closely matching the currency of its assets (other than equity investments and quasi-equity investments) and liabilities by using hedging instruments. IFC's equity investments in enterprises located in its developing member countries are typically made in the local currency of the country. As a matter of policy, IFC carries the currency risk of equity investments and quasi-equity investments and funds these investments from its capital and retained earnings.

The following table summarizes IFC's exposure in major currencies at June 30, 2007, and June 30, 2006 (US$ millions):

	June 30, 2007					
	US dollar	Euro	Japanese yen	Other currencies	Fair value adjustments	Total
Assets						
Cash and cash equivalents	$ 5,112	$ 33	$ 1	$ 215	$ -	$ 5,361
Trading securities	13,921	283	61	32	-	14,297
Securities purchased under resale agreements	230	-	-	-	-	230
Investments:						
Loans	9,232	1,681	38	1,693	6	12,650
Less: Reserve against losses on loans	(644)	(103)	(3)	(82)	-	(832)
Net loans	8,588	1,578	35	1,611	6	11,818
Equity investments	-	-	-	3,245	-	3,245
Debt securities	471	54	-	208	-	733
Total investments	9,059	1,632	35	5,064	6	15,796
Derivative assets	3,590	557	4,195	4,823	(12,014)	1,151
Receivables and other assets	3,483	34	91	156	-	3,764
Total assets	$ 35,395	$ 2,539	$ 4,383	$ 10,290	$ (12,008)	$ 40,599
Liabilities						
Securities sold under repurchase agreements and payable for cash collateral received	$ 4,973	$ -	$ -	$ -	$ -	$ 4,973
Borrowings	6,835	469	3,971	5,099	(495)	15,879
Derivative liabilities	8,969	1,870	319	1,607	(11,480)	1,285
Payables and other liabilities	4,060	27	87	271	-	4,445
Total liabilities	$ 24,837	$ 2,366	$ 4,377	$ 6,977	$ (11,975)	$ 26,582

	June 30, 2006					
	US dollar	Euro	Japanese yen	Other currencies	Fair value adjustments	Total
Assets						
Cash and cash equivalents	$ 2,960	$ 94	$ 1	$ 63	$ -	$ 3,118
Trading securities	14,758	1,319	88	121	-	16,286
Securities purchased under resale agreements	1,190	-	-	-	-	1,190
Investments:						
Loans	8,165	1,498	45	1,013	6	10,727
Less: Reserve against losses on loans	(707)	(107)	(4)	(80)	-	(898)
Net loans	7,458	1,391	41	933	6	9,829
Equity investments	-	-	-	2,696	-	2,696
Debt securities	262	-	-	-	-	262
Total investments	7,720	1,391	41	3,629	6	12,787
Derivative assets	2,725	1,276	4,472	4,147	(11,421)	1,199
Receivables and other assets	3,658	91	88	130	-	3,967
Total assets	$ 33,011	$ 4,171	$ 4,690	$ 8,090	$ (11,415)	$ 38,547
Liabilities						
Securities sold under repurchase agreements and payable for cash collateral received	$ 8,064	$ 741	$ -	$ -	$ -	$ 8,805
Borrowings	6,681	468	4,177	4,309	(668)	14,967
Derivative liabilities	7,996	2,765	425	977	(10,813)	1,350
Payables and other liabilities	1,997	64	82	141	-	2,284
Total liabilities	$ 24,738	$ 4,038	$ 4,684	$ 5,427	$ (11,481)	$ 27,406

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE R – SEGMENT REPORTING

For management purposes, IFC's business comprises two segments: client services and treasury services. The client services segment consists primarily of lending, debt securities and equity investment activities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Consistent with internal reporting, net income (expense) from asset and liability management and client risk management activities in support of client services are allocated to the client services segment.

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. IFC's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment head counts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

The accounting policies of IFC's segments are, in all material respects, consistent with those described in Note A, "Summary of Significant Accounting and Related Policies."

An analysis of IFC's major components of income and expense by business segment for the years ended June 30, 2007, June 30, 2006, and June 30, 2005, is given below (US$ millions):

	2007			2006			2005		
	Client services	Treasury services	Total	Client services	Treasury services	Total	Client services	Treasury services	Total
Interest and financial fees from loans and debt securities	$ 1,075	$ -	$ 1,075	$ 807	$ -	$ 807	$ 660	$ -	$ 660
Income from liquid asset trading activities	-	618	618	-	444	444	-	358	358
Charges on borrowings	(510)	(291)	(801)	(343)	(260)	(603)	(151)	(158)	(309)
Income from equity investments	2,306	-	2,306	1,228	-	1,228	1,365	-	1,365
Release of (provision for) losses on loans and guarantees	43	-	43	(15)	-	(15)	261	-	261
Service fees	53	-	53	52	-	52	41	-	41
Administrative expenses	(475)	(7)	(482)	(430)	(6)	(436)	(397)	(6)	(403)
Other income (expenses), net	23	-	23	22	-	22	18	-	18
Income before expenditures for advisory services, PBG, grants to IDA and net (losses) gains on other non-trading financial instruments	**2,515**	**320**	**2,835**	**1,321**	**178**	**1,499**	**1,797**	**194**	**1,991**
Expenditures for advisory services	(96)	-	(96)	(55)	-	(55)	(38)	-	(38)
Expenditures for PBG	-	-	-	(35)	-	(35)	-	-	-
Grants to IDA	(150)	-	(150)	-	-	-	-	-	-
Net (losses) gains on other non-trading financial instruments	(106)	7	(99)	35	(180)	(145)	17	44	61
Net income	$ 2,163	$ 327	$ 2,490	$ 1,266	$ (2)	$ 1,264	$ 1,776	$ 238	$ 2,014

Geographical segment data in respect of client services are disclosed in Note C, and are not relevant in respect of treasury services.

NOTE S – PENSION AND OTHER POSTRETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides certain pension benefits administered outside the SRP.

IFC uses a June 30 measurement date for its pension and other postretirement benefit plans. The amounts presented below reflect IFC's respective share of the costs, assets and liabilities of the plans.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio. IDA, IFC and MIGA reimburse IBRD for their proportionate share of any contributions made to these plans by IBRD. Contributions to these plans are calculated as a percentage of salary.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following table summarizes the benefit costs associated with the SRP, RSBP, and PEBP allocated to IFC for the fiscal years ended June 30, 2007, June 30, 2006, and June 30 2005 (US$ millions):

	SRP			RSBP			PEBP		
	2007	2006	2005	2007[1]	2006	2005	2007	2006	2005
Benefit cost									
Service cost	$ 59	$ 59	$ 48	$ 9	$ 9	$ 6	$ 4	$ 2	$ 2
Interest cost	86	101	100	10	8	7	2	2	1
Expected return on plan assets	(146)	(157)	(145)	(12)	(10)	(8)	-	-	-
Amortization of prior service cost	2	1	3	-	-	-	-	-	-
Amortization of unrecognized net loss	-	9	-	2	4	2	-	-	-
Net periodic pension cost	$ 1	$ 13	$ 6	$ 9	$ 11	$ 7	$ 6	$ 4	$ 3

The expenses for the SRP, RSBP, and PEBP are included in expense from pension and other postretirement benefit plans. For the fiscal years ended June 30, 2007, June 30, 2006, and June 30, 2005, expenses for these plans of $16 million, $28 million and $16 million, respectively, were allocated to IFC.

As described in Note A under *Accounting and financial reporting developments*, on June 30, 2007, IFC prospectively adopted SFAS No. 158 as required, which resulted in a credit to accumulated other comprehensive income of $246 million. Further details are provided in the disclosures below.

The following table summarizes the projected benefit obligation, fair value of plan assets, and funded status associated with the SRP, RSBP, and PEBP for IFC for the fiscal years ended June 30, 2007, and June 30, 2006 (US$ millions). Since the assets for the PEBP are not held in an irrevocable trust separate from the assets of IBRD, they do not qualify for off-balance sheet accounting and are therefore included in IBRD's investment portfolio. IFC has recognized a receivable (prepaid asset) from IBRD and a payable (liability) to IBRD equal to the amount required to support the plan. The assets of the PEBP are invested in fixed income instruments.

	SRP		RSBP		PEBP	
	2007	2006	2007[2]	2006	2007	2006
Projected benefit obligation						
Beginning of year	$ 1,352	$ 1,631	$ 161	$ 162	$ 34	$ 23
Service cost	59	59	9	9	4	2
Interest cost	86	101	10	8	2	2
Employee contributions	17	15	2	1	-	-
Benefits paid	(77)	(51)	(4)	(4)	(5)	(2)
Actuarial loss (gain)	67	(403)	1	(15)	3	9
End of year	1,504	1,352	179	161	38	34
Fair value of plan assets						
Beginning of year	1,892	1,670	142	118	-	-
Employee contributions	17	15	2	1	-	-
Actual return on assets	314	205	23	11	-	-
Employer contributions	42	53	18	16	-	-
Benefits paid	(77)	(51)	(4)	(4)	-	-
End of year	2,188	1,892	181	142	-	-
Funded status	684	540	2	(19)	(38)	(34)
Unrecognized amounts:						
Net actuarial loss (gain)[3]	-	(202)	-	43	-	15
Prior service cost (credit)	-	10	-	-	-	1
Net unrecognized amount	-	(192)	-	43	-	16
Amount reported in the balance sheet[4]	$ 684	$ 348	$ 2	$ 24	$ (38)	$ (18)
Accumulated benefit obligation	$ 1,032	$ 1,024	$ 179	$ 161	$ 34	$ 28

[1] The Medicare Prescription Drug, Improvement and Modernization Act of 2003 resulted in $1 million reduction in net periodic pension cost.

[2] The Medicare Prescription Drug, Improvement and Modernization Act of 2003 resulted in $4 million reduction in RSBP's accumulated benefit obligation.

[3] Under SFAS No. 158, and as noted in the following table, amounts that were previously reported as part of prepaid pension costs or liabilities are now reported within accumulated other comprehensive income on the consolidated balance sheet.

[4] Net amount recognized is reported under receivables and other assets or payables and other liabilities on the consolidated balance sheet.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The $684 million relating to SRP at June 30, 2007 ($348 million - June 30, 2006), is included in receivables and other assets on the consolidated balance sheet. The $2 million relating to RSBP at June 30, 2007 ($24 million - June 30, 2006), is also included in receivables and other assets on the consolidated balance sheet.

The following tables present the amounts recognized in accumulated other comprehensive income and the incremental effect of adopting SFAS No.158 on individual line items on the consolidated balance sheet on June 30, 2007 (US$ millions):

Amounts recognized in accumulated other comprehensive income on adoption of SFAS No. 158

	SRP	RSBP	PEBP	Total
Net actuarial (gain) loss	$ (303)	$ 30	$ 18	$ (255)
Prior service cost (credit)	8	1	-	9
Net (gain) loss recognized in accumulated other comprehensive income	$ (295)	$ 31	$ 18	$ (246)

Incremental effect of applying SFAS No. 158 on individual line items on the consolidated balance sheet

	Before application of SFAS No. 158	SFAS No. 158 adoption adjustments	After adoption of SFAS No. 158
Line item			
Receivables and other assets	$ 3,500	$ 264	$ 3,764
Total assets	40,335	264	40,599
Payables and other liabilities	4,427	18	4,445
Total liabilities	26,564	18	26,582
Accumulated other comprehensive income	196	246	442
Total capital	13,771	246	14,017
Total liabilities and capital	40,335	264	40,599

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in the fiscal year ending June 30, 2008 are as follows (US$ millions):

	SRP	RSBP	PEBP	Total
Net actuarial loss (gain)	$ -	$ 1	$ 1	$ 2
Prior service cost (credit)	1	-	-	1
Amount to be amortized into net periodic benefit cost	$ 1	$ 1	$ 1	$ 3

In December 2003, the United States Medicare Prescription Dug Improvement and Modernization Act of 2003 (the Act) was enacted. The Act established a prescription drug benefit under Medicare (Medicare Part D) and a federal subsidy to sponsors of retiree health care benefit plans that provided a benefit that is at least actuarially equivalent to Medicare Part D. During the fiscal year ended June 30, 2006, the U.S. Center for Medicare and Medicaid Services (CMS) approved IBRD's participation in the Medicare Retiree Drug Subsidy Program. The effects of the subsidy and the related disclosures have been reflected in the financial statements for the fiscal year ended June 30, 2007, the year in which IBRD received its first subsidy payment of $0.7 million for Medicare Part D. This payment is for the joint benefit of IBRD, IFC and MIGA.

Assumptions

The actuarial assumptions used are based on financial market interest rates, past experience, and management's best estimate of future benefit changes and economic conditions. Changes in these assumptions will impact future benefit costs and obligations.

The expected long-term rate of return for the SRP assets is a weighted average of the expected long-term (10 years or more) returns for the various asset classes, weighted by the portfolio allocation. Asset class returns are developed using a forward-looking building block approach and are not strictly based on historical returns. Equity returns are generally developed as the sum of expected inflation, expected real earnings growth and expected long-term dividend yield. Bond returns are generally developed as the sum of expected inflation, real bond yield, and risk premium/spread (as appropriate). Other asset class returns are derived from their relationship to equity and bond markets. The expected long-term rate of return for the RSBP is computed using procedures similar to those used for the SRP. The discount rate used in determining the benefit obligation is selected by reference to the year-end AAA and AA corporate bonds.

Actuarial gains and losses occur when actual results are different from expected results. Amortization of these unrecognized gains and losses will be included in income if, at the beginning of the fiscal year, they exceed 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets. If required, the unrecognized gains and losses are amortized over the expected average remaining service lives of the employee group.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables present the weighted-average assumptions used in determining the projected benefit obligations and the net periodic pension costs for the fiscal years ended June 30, 2007, June 30, 2006, and June 30, 2005:

Weighted average assumptions used to determine projected benefit obligation (%)

	SRP			RSBP			PEBP		
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Discount rate	6.25	6.50	5.25	6.25	6.50	5.25	6.25	6.50	5.25
Rate of compensation increase	6.50	6.80	5.90						
Health care growth rates -at end of fiscal year				6.80	7.60	6.80			
Ultimate health care growth rate				4.75	5.00	4.25			
Year in which ultimate rate is reached				2012	2012	2012			

Weighted average assumptions used to determine net periodic pension cost (%)

	SRP			RSBP			PEBP		
	2007	2006	2005	2007	2006	2005	2007	2006	2005
Discount rate	6.50	5.25	6.25	6.50	5.25	6.25	6.50	5.25	6.25
Expected return on plan assets	7.75	7.75	7.75	8.25	8.25	8.25			
Rate of compensation increase	6.80	5.90	6.40						
Health care growth rates -at end of fiscal year				7.60	6.80	7.30			
-to year 2012 and thereafter				5.00	4.25	4.75			

The medical cost trend rate can significantly affect the reported postretirement benefit income or costs and benefit obligations for the RSBP. The following table shows the effects of a one-percentage-point change in the assumed healthcare cost trend rate (US$ millions):

	One-percentage-point increase	One-percentage-point decrease
Effect on total service and interest cost	$ 4	$ (3)
Effect on postretirement benefit obligation	37	(30)

Investment strategy

The investment policy for the SRP and the RSBP is to optimize the risk-return relationship as appropriate to the respective plan's needs and goals, using a global diversified portfolio of various asset classes. Specifically, the long-term asset allocation is based on an analysis that incorporates expected returns by asset class as well as volatilities and correlations across asset classes and the liability profile of the respective plans. This analysis, referred to as an asset-liability analysis, also provides estimates of potential future contributions and future asset and liability balances. Plan assets are managed by external investment managers and monitored by IBRD's pension investment department. The pension plan assets are invested in diversified portfolios of public equity, fixed income, and alternative investments. The fixed-income and public equity asset classes are rebalanced on a monthly basis.

The following table presents the weighted-average asset allocation at June 30, 2007, and June 30, 2006, and the respective target allocation by asset category for the SRP and RSRP (%):

	SRP			RSBP		
	Target Allocation	% of Plan Assets		Target Allocation	% of Plan Assets	
	2007	2007	2006	2007	2007	2006
Asset class						
Fixed income	40	40	40%	30	30	30%
Public equity	35	32	35	30	32	33
Alternative investments	25	28	25	40	38	37
Total	100	100	100	100	100	100
Alternative investments include:						
Private equity	up to 12%	10.5%	8.3%	up to 28%	14.3%	12.3%
Real estate	up to 8%	5.7	4.7	up to 18%	5.0	4.1
Hedge funds	up to 12%	11.2	12.0	up to 23%	18.3	20.5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Estimated future benefits payments

The following table shows the benefit payments expected to be paid in each of the next five years and subsequent five years. The expected benefit payments are based on the same assumptions used to measure the benefit obligation at June 30, 2007 (US$ millions):

	SRP	RSBP		PEBP
		Before Medicare Part D subsidy	Medicare Part D subsidy	
July 1, 2007 - June 30, 2008	$ 55	$ 4	$ -	$ 3
July 1, 2008 - June 30, 2009	63	4	-	3
July 1, 2009 - June 30, 2010	69	5	-	4
July 1, 2010 - June 30, 2011	75	6	-	4
July 1, 2011 - June 30, 2012	81	6	-	4
July 1, 2012 - June 30, 2017	509	48	1	26

Expected contributions

IFC's contribution to the SRP and RSBP varies from year to year, as determined by the Pension Finance Committee, which bases its judgment on the results of annual actuarial valuations of the assets and liabilities of the SRP and RSBP. The best estimate of the amount of contributions expected to be paid to the SRP and RSBP for IFC during the fiscal year beginning July 1, 2007, is $30 million and $8 million, respectively.

NOTE T – SERVICE AND SUPPORT PAYMENTS

IFC obtains certain administrative and overhead services from IBRD in those areas where common services can be efficiently provided by IBRD. This includes shared costs of the Boards of Governors and Directors, and other services such as communications, internal auditing, administrative support, supplies, and insurance. IFC makes payments for these services to IBRD based on negotiated fees, chargebacks and allocated charges, where chargeback is not feasible. Expenses allocated to IFC for the year ended June 30, 2007, were $28 million ($23 million - year ended June 30, 2006; $25 million - year ended June 30, 2005).

NOTE U – MANAGEMENT OF EXTERNAL FUNDS

IFC administers funds (Trust Funds) on behalf of donors that are restricted for specific uses in accordance with administration agreements with donors. Specified uses could include, for example, Advisory Services including feasibility studies, project preparation, and implementing global and regional programs, and research and training programs. These donor funds are placed in trust and are held in a separate investment portfolio which is not commingled with IFC's funds, nor are they included in the assets of IFC.

Trust fund execution may be carried out in one of three ways: Recipient-executed, IFC-executed or Limited fiduciary arrangements.

IFC-executed Trust Funds involve IFC execution of activities as described in relevant administration agreements with donors which define the terms and conditions for use of the funds. Spending authority is exercised by IFC, subject to any restrictions contained in the administration agreements.

Recipient-executed Trust Funds involve activities carried out by a recipient third-party "executing agency." IFC enters into agreements with and disburses funds to these recipients, who then exercise spending authority to meet the objectives and comply with terms stipulated in the agreements.

IFC also enters into Limited fiduciary arrangements under which IFC's services are limited to the role of fiscal agent. Funds are held and disbursed in accordance with instructions from the donors or donors' external governance structure.

The distribution of Trust Fund assets at June 30, 2007, and June 30, 2006, are summarized below (US$ millions):

	Total fiduciary assets	
	June 30, 2007	June 30, 2006
Executed by IFC	$ 553	$ 463
Recipient-executed	1	1
Limited fiduciary arrangements	18	1
Total	$ 572	$ 465

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE V – CONTINGENCIES

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC's financial condition, results of operations or cash flows.

NOTE W – VARIABLE INTEREST ENTITIES AND OTHER CONSOLIDATED INVESTMENTS

An entity is subject to FIN 46R and is called a variable interest entity (VIE) if it lacks: (1) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors who have decision-making rights about the entity's operations or who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses or receives a majority of the expected residual returns or both. The primary beneficiary is required to initially measure the assets, liabilities and noncontrolling interests of the VIE at their carrying amounts at the date on which it first became the primary beneficiary. Because certain VIEs were created prior to the issuance of FIN 46R, it may not be practicable to determine the carrying amounts of the assets, liabilities and noncontrolling interests at the initial date, and in such cases, the primary beneficiary must measure the assets, liabilities and noncontrolling interests at their fair values on the date FIN 46R is first applied. The primary beneficiary is also required to disclose information about the nature, purpose, size, and activities of the VIE, and collateral and recourse creditors may have against the VIE.

An enterprise may hold significant variable interests in VIEs which are not consolidated because the enterprise is not the primary beneficiary. In such cases, the enterprise is required to disclose information about its involvement with and exposure to the VIE, and about the nature, purpose, size, and activities of the VIE.

An enterprise is not required to apply FIN 46R to certain entities if, after making an exhaustive effort, it is unable to obtain the information necessary to: (1) determine whether the entity is a VIE; (2) determine if the enterprise is the primary beneficiary of the possible VIE; or (3) perform the accounting required to consolidate a possible VIE. In such cases, the enterprise is required to disclose the number of entities to which FIN 46R is not being applied, why the information required to apply FIN 46R is not available, the nature, purpose and activities of the entities to which FIN 46R is not being applied, and the enterprise's maximum exposure to the entities to which FIN 46R is not being applied.

Primary beneficiary

IFC has identified six VIEs in which IFC is deemed to be the primary beneficiary at June 30, 2007 (seven entities - June 30, 2006). Three of the VIEs in which IFC is deemed to be the primary beneficiary have been consolidated into IFC's consolidated financial statements as of June 30, 2007 (four entities - June 30, 2006). All consolidated VIEs are in the Collective investment vehicles sector in the Latin America and Caribbean region.

As a result of the consolidation of the three investments described above, IFC's consolidated balance sheet at June 30, 2007 includes additional assets of $12 million in equity investments ($6 million - June 30, 2006), $3 million in receivables and other assets ($3 million - June 30, 2006), and additional liabilities of $4 million in payables and other liabilities ($2 million - June 30, 2006).

Other income for the year ended June 30, 2007 includes $7 million of income from consolidated entities ($17 million - year ended June 30, 2006; $5 million - year ended June 30, 2005) and other expense includes $2 million of expenses from consolidated entities ($10 million - year ended June 30, 2006; $5 million - year ended June 30, 2005).

The remaining three VIEs in which IFC is deemed to be the primary beneficiary have not been consolidated into IFC's consolidated financial statements, as they are significantly impaired and information required to apply the provisions of FIN 46R is not available. Based on the most recent financial data available, total net assets of the three entities is $11 million. IFC's net investment in these three entities totals $2 million, virtually all in the primary metals sector in the Asia region.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Significant variable interests

IFC has identified 27 investments in VIEs in which IFC is not the primary beneficiary but in which it is deemed to hold significant variable interests at June 30, 2007 (14 - June 30, 2006). Based on the most recent available data from these VIEs, the size including committed funding of the VIEs in which IFC is deemed to hold significant variable interests totaled $1,639 million at June 30, 2007 ($602 million - June 30, 2006). IFC's total investment in and maximum exposure to loss to these investments in VIEs in which IFC is deemed to hold significant variable interests, comprising both disbursed amounts and amounts committed but not yet disbursed, was $367 million at June 30, 2007 ($108 million - June 30, 2006). The regional and sectoral analysis of IFC's investments in these VIEs at June 30, 2007, is as follows (US$ millions):

	June 30, 2007				
	Loans	Equity investments	Debt securities	Client risk management	Total
Europe and Central Asia	$ 140	$ 22	$ -	$ -	$ 162
Latin America and Caribbean	77	31	-	-	108
Asia	13	13	2	-	28
Sub-Saharan Africa	-	12	-	-	12
Middle East and North Africa	8	-	-	-	8
Other	16	2	26	5	49
Total VIE investments	$ 254	$ 80	$ 28	$ 5	$ 367

	June 30, 2007				
	Loans	Equity investments	Debt securities	Client risk management	Total
Transportation and warehousing	$ 97	$ -	$ -	$ -	$ 97
Finance and insurance	46	19	-	5	70
Collective investment vehicles	-	41	26	-	67
Industrial and consumer products	56	4	-	-	60
Air transportation	15	-	-	-	15
Agriculture and forestry	10	-	-	-	10
Other	30	16	2	-	48
Total VIE Investments	$ 254	$ 80	$ 28	$ 5	$ 367

NOTE X – RESTATEMENT

Historically, IFC has not bifurcated certain embedded derivatives or accounted for certain derivatives associated with its loans, debt securities and equity investments. These comprise put options, call options, income participation features, prepayments, warrants and loan conversion features. IFC has determined that, in accordance with SFAS No. 133, certain of these should have been accounted for as derivatives, resulting in the recording of derivative assets and liabilities, measured at fair value. This application of SFAS No. 133 results in a restatement of previously reported results. This restatement, necessary to correct the historical application, results in an increase in reported retained earnings at July 1, 2004 of $24 million, and the following changes in reported net income for the periods presented in these restated consolidated financial statements:

- a decrease in net income of $106 million for the year ended June 30, 2007;
- a decrease in net income of $14 million for the year ended June 30, 2006; and
- a decrease in net income of $1 million for the year ended June 30, 2005.

IFC has also determined that, in accordance with SFAS No 115, certain loans in the amount of $94 million at June 30, 2007 should have been reclassified as debt securities. IFC has further determined that the carrying value of debt securities should have been decreased by $16 million at June 30, 2007 (increased by $56 million - June 30, 2006) to reflect fair value at the respective dates. These applications of SFAS No. 115 result in a restatement, necessary to correct the historical application, of previously reported net income and other comprehensive income for the periods presented in these restated consolidated financial statements:

- a decrease in net income of $22 million for the year ended June 30, 2007;
- a decrease in other comprehensive income of $50 million for the year ended June 30, 2007; and
- an increase in other comprehensive income of $56 million for the year ended June 30, 2006.

The quarterly results for all impacted interim periods in the years ended June 30, 2007 and June 30, 2006 have also been restated. See Note Y - Selected Quarterly Financial Data for an analysis of the changes and a reconciliation of amounts previously reported and the restated amounts presented in these restated consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The following tables summarize the effect of the restatement on IFC's consolidated income statement and consolidated statement of cash flows for the years ended June 30, 2007, June 30, 2006 and June 30, 2005 (US $ millions):

	Year ended June 30, 2007		
	As previously reported	Adjustments	As Restated
Income Statement:			
Other income			
Foreign currency transaction (losses) gains on non-trading activities	$ 17	$ (17)	$ -
Total other income	116	(17)	99
Other expenses			
Foreign currency transaction losses (gains) on non-trading activities	-	5	5
Total other expenses	500	5	505
Income before expenditures for advisory services, expenditures for performance-based grants, grants to IDA and net (losses) gains on other non-trading financial instruments	2,857	(22)	2,835
Income after expenditures for advisory services, expenditures for performance-based grants, grants to IDA and before net (losses) gains on other non-trading financial instruments	2,611	(22)	2,589
Net (losses) gains on other non-trading financial instruments	7	(106)	(99)
Net income	2,618	(128)	2,490
Statement of Cash Flows:			
Cash flows from investment activities			
Loan disbursements	(4,574)	84	(4,490)
Investments in debt securities	(210)	(84)	(294)
Cash flows from operating activities			
Net income	2,618	(128)	2,490
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Foreign currency transaction losses (gains) on non-trading activities	(17)	22	5
Net losses (gains) on other non-trading financial instruments	(7)	106	99
Change in payables and other liabilities	2,531	(71)	2,460
Change in receivables and other assets	(926)	71	(855)

	Year ended June 30, 2006		
	As previously reported	Adjustments	As Restated
Income Statement:			
Other income			
Foreign currency transaction (losses) gains on non-trading activities	$ 6	$ (6)	$ -
Total other income	115	(6)	109
Other expenses			
Foreign currency transaction losses (gains) on non-trading activities	-	(6)	(6)
Total other expenses	477	(6)	471
Net (losses) gains on other non-trading financial instruments	(131)	(14)	(145)
Net income	1,278	(14)	1,264
Statement of Cash Flows:			
Cash flows from operating activities			
Net income	1,278	(14)	1,264
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Net losses (gains) on other non-trading financial instruments	131	14	145
Change in payables and other liabilities	(431)	56	(375)
Change in receivables and other assets	(168)	(56)	(224)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Year ended June 30, 2005		
	As previously reported	Adjustments	As Restated
Income Statement:			
Other income			
Foreign currency transaction (losses) gains on non-trading activities	$ (7)	$ 7	$ -
Total other income	79	7	86
Other expenses			
Foreign currency transaction losses (gains) on non-trading activities	-	7	7
Total other expenses	423	7	430
Net (losses) gains on other non-trading financial instruments	62	(1)	61
Net income	2,015	(1)	2,014
Statement of Cash Flows:			
Cash flows from operating activities			
Net income	2,015	(1)	2,014
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Net losses (gains) on other non-trading financial instruments	(62)	1	(61)

The following tables summarize the effect of the restatement on IFC's consolidated balance sheet for the years ended June 30, 2007 and June 30, 2006 presented in these consolidated financial statements (US $ millions):

	As of June 30, 2007		
	As previously reported	Adjustments	As Restated
Balance Sheet:			
Assets			
Loans	$ 12,744	$ (94)	$ 12,650
Net loans	11,912	(94)	11,818
Debt securities	655	78	733
Total investments	15,812	(16)	15,796
Derivative assets	1,086	65	1,151
Total assets	40,550	49	40,599
Liabilities			
Derivative liabilities	1,123	162	1,285
Total liabilities	26,420	162	26,582
Capital			
Accumulated other comprehensive income	436	6	442
Retained earnings	11,329	(119)	11,210
Total capital	14,130	(113)	14,017
Total liabilities and capital	40,550	49	40,599

	As of June 30, 2006		
	As previously reported	Adjustments	As Restated
Balance Sheet:			
Assets			
Debt securities	$ 206	$ 56	$ 262
Total investments	12,731	56	12,787
Derivative assets	1,128	71	1,199
Total assets	38,420	127	38,547
Liabilities			
Derivative liabilities	1,288	62	1,350
Total liabilities	27,344	62	27,406
Capital			
Accumulated other comprehensive income	1	56	57
Retained earnings	8,711	9	8,720
Total capital	11,076	65	11,141
Total liabilities and capital	38,420	127	38,547

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE Y – SELECTED QUARTERLY FINANCIAL DATA (UNAUDITED)

The following tables present the selected quarterly financial data for the years ended June 30, 2007 and June 30, 2006, as restated (US $ millions):

	Year ended June 30, 2007				
	Three months ended				
	September 2006	December 2006	March 2007	June 2007	Total 2007
Interest and financial fees from loans and debt securities	$ 237	$ 296	$ 266	$ 276	$ 1,075
Income from liquid asset trading activities	246	111	202	59	618
Charges on borrowings	(195)	(205)	(201)	(200)	(801)
Income from equity investments	657	1,100	240	309	2,306
(Provision for) release of provision for losses on loans and guarantees	49	(20)	22	(8)	43
Other income	17	24	23	35	99
Other expenses	(119)	(130)	(126)	(130)	(505)
Expenditures for advisory services	(22)	(17)	(20)	(37)	(96)
Expenditures for performance based grants	-	-	-	-	-
Expenditures for grants to IDA	-	-	(150)	-	(150)
Net (losses) gains on other non-trading financial instruments	30	(69)	7	(67)	(99)
Net income	$ 900	$ 1,090	$ 263	$ 237	$ 2,490

	Year ended June 30, 2006				
	Three months ended				
	September 2005	December 2005	March 2006	June 2006	Total 2006
Interest and financial fees from loans and debt securities	$ 196	$ 211	$ 204	$ 196	$ 807
Income from liquid asset trading activities	139	121	73	111	444
Charges on borrowings	(125)	(142)	(157)	(179)	(603)
Income from equity investments	331	412	276	209	1,228
(Provision for) release of provision for losses on loans and guarantees	18	(4)	29	(58)	(15)
Other income	23	30	20	36	109
Other expenses	(133)	(128)	(121)	(89)	(471)
Expenditures for advisory services	(19)	(11)	(8)	(17)	(55)
Expenditures for performance based grants	-	-	-	(35)	(35)
Expenditures for grants to IDA	-	-	-	-	-
Net (losses) gains on other non-trading financial instruments	(5)	(36)	(86)	(18)	(145)
Net income	$ 425	$ 453	$ 230	$ 156	$ 1,264

The following tables summarize the effect of the restatement on IFC's consolidated income statement for each of the quarters in the year ended June 30, 2007 (US $ millions):

	Three months ended September 30, 2006		
	As previously reported	Adjustments	As Restated
Other income			
Foreign currency transaction (losses) gains on non-trading activities	$ 1	$ (1)	$ -
Total other income	18	(1)	17
Other expenses			
Foreign currency transaction (losses) gains on non-trading activities	-	1	1
Total other expenses	(120)	1	(119)
Net (losses) gains on other non-trading financial instruments	55	(25)	30
Net income	925	(25)	900

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Three months ended December 31, 2006		
	As previously reported	Adjustments	As Restated
Other income			
Foreign currency transaction (losses) gains on non-trading activities	$ 6	$ (6)	$ -
Total other income	30	(6)	24
Other expenses			
Foreign currency transaction (losses) gains on non-trading activities	-	2	2
Total other expenses	(132)	2	(130)
Net (losses) gains on other non-trading financial instruments	19	(88)	(69)
Net income	1,182	(92)	1,090

	Three months ended March 31, 2007		
	As previously reported	Adjustments	As Restated
Other income			
Foreign currency transaction (losses) gains on non-trading activities	$ 5	$ (5)	$ -
Total other income	28	(5)	23
Other expenses			
Foreign currency transaction (losses) gains on non-trading activities	-	(2)	(2)
Total other expenses	(124)	(2)	(126)
Net (losses) gains on other non-trading financial instruments	(2)	9	7
Net income	261	2	263

	Three months ended June 30, 2007		
	As previously reported	Adjustments	As Restated
Other income			
Foreign currency transaction (losses) gains on non-trading activities	$ 5	$ (5)	$ -
Total other income	40	(5)	35
Other expenses			
Foreign currency transaction (losses) gains on non-trading activities	-	(6)	(6)
Total other expenses	(124)	(6)	(130)
Net (losses) gains on other non-trading financial instruments	(65)	(2)	(67)
Net income	250	(13)	237

The following tables summarize the effect of the restatement on IFC's consolidated income statement for each of the quarters in the year ended June 30, 2006 (US $ millions):

	Three months ended September 30, 2005		
	As previously reported	Adjustments	As Restated
Other income			
Foreign currency transaction (losses) gains on non-trading activities	$ (3)	$ 3	$ -
Total other income	20	3	23
Other expenses			
Foreign currency transaction (losses) gains on non-trading activities	-	(3)	(3)
Total other expenses	(130)	(3)	(133)
Net (losses) gains on other non-trading financial instruments	(8)	3	(5)
Net income	422	3	425

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Three months ended December 31, 2005		
	As previously reported	Adjustments	As Restated
Other income			
Foreign currency transaction (losses) gains on non-trading activities	$ 3	$ (3)	$ -
Total other income	33	(3)	30
Other expenses			
Foreign currency transaction (losses) gains on non-trading activities	-	3	3
Total other expenses	(131)	3	(128)
Net (losses) gains on other non-trading financial instruments	(46)	10	(36)
Net income	443	10	453

	Three months ended March 31, 2006		
	As previously reported	Adjustments	As Restated
Other income			
Foreign currency transaction (losses) gains on non-trading activities	$ 6	$ (6)	$ -
Total other income	26	(6)	20
Other expenses			
Foreign currency transaction (losses) gains on non-trading activities	-	6	6
Total other expenses	(127)	6	(121)
Net (losses) gains on other non-trading financial instruments	(73)	(13)	(86)
Net income	243	(13)	230

	Three months ended June 30, 2006		
	As previously reported	Adjustments	As Restated
Net (losses) gains on other non-trading financial instruments	$ (4)	$ (14)	$ (18)
Net income	170	(14)	156

INDEPENDENT AUDITORS' REPORT

Deloitte.

Deloitte & Touche LLP
Suite 500
555 12th Street NW
Washington, DC 20004-1207
USA

Tel: +1 202 879 5600
Fax: +1 202 879 5309
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

President and Board of Governors
International Finance Corporation

We have audited the accompanying consolidated balance sheets of the International Finance Corporation as of June 30, 2007 and 2006, including the consolidated statement of capital stock and voting power as of June 30, 2007 and the related consolidated statements of income, comprehensive income, changes in capital, and cash flows for each of the three fiscal years in the period ended June 30, 2007. These consolidated financial statements are the responsibility of the International Finance Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the International Finance Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the International Finance Corporation as of June 30, 2007 and 2006, and the results of its operations and its cash flows for each of the three fiscal years in the period ended June 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note A to the consolidated financial statements, during the year ended June 30, 2007, the International Finance Corporation adopted SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*.

As discussed in Note X to the consolidated financial statements, the accompanying consolidated financial statements have been restated.

Deloitte & Touche LLP

August 2, 2007 (February 11, 2008 as to the effects of the restatement discussed in Note X)

Member of
Deloitte Touche Tohmatsu

CONSOLIDATED CONDENSED BALANCE SHEETS

as of September 30, 2007 (unaudited) and June 30, 2007 (unaudited)

(US$ millions)

	September 30	June 30 (As restated)
Assets		
Cash and due from banks	$ 343	$ 382
Time deposits	5,115	4,979
Trading securities	13,549	14,297
Securities purchased under resale agreements	49	230
Investments - Note C		
Loans ($29 - September 30, 2007 and $0 - June 30, 2007 at fair value) (net of reserves against losses of $861 - September 30, 2007 and $832 - June 30, 2007)	12,566	11,818
Equity investments ($5,585 - September 30, 2007 and $0 - June 30, 2007 at fair value)	7,530	3,245
Debt securities	1,152	733
Total investments	21,248	15,796
Derivative assets	1,404	1,151
Receivables and other assets	3,636	3,764
Total assets	$ 45,344	$ 40,599
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 6,248	$ 4,973
Borrowings outstanding		
From market sources ($16,197 - September 30, 2007 and $0 - June 30, 2007 at fair value)	16,468	15,817
From International Bank for Reconstruction and Development	61	62
Total borrowings	16,529	15,879
Derivative liabilities	1,117	1,285
Payables and other liabilities	2,666	4,445
Total liabilities	26,560	26,582
Capital		
Capital stock, authorized 2,450,000 shares of $1,000 par value each		
Subscribed	2,366	2,366
Less: Portion not yet paid	(1)	(1)
Total capital stock	2,365	2,365
Accumulated other comprehensive income	4,153	442
Retained earnings	12,266	11,210
Total capital	18,784	14,017
Total liabilities and capital	$ 45,344	$ 40,599

The notes to consolidated condensed financial statements are an integral part of these statements.

CONSOLIDATED CONDENSED INCOME STATEMENTS

for each of the three months ended September 30, 2007 (unaudited) and September 30, 2006 (unaudited)

(US$ millions)

	2007	2006 (As restated)
Interest and financial fees from loans and debt securities	$ 295	$ 237
Income from liquid asset trading activities - Note B	253	246
Charges on borrowings	(205)	(195)
Income from equity investments - Note E	484	657
(Provision for) release of provision for losses on loans and guarantees - Note C	(21)	49
Income from loans, equity investments, debt securities and liquid asset trading activities after (provision for) release of provision for losses on loans and guarantees	**806**	**994**
Other income		
Service fees	14	11
Other	10	6
Total other income	**24**	**17**
Other expenses		
Administrative expenses	138	117
Expense from pension and other postretirement benefit plans	-	3
Foreign currency transaction losses (gains) on non-trading activities	27	(1)
Other	3	-
Total other expenses	**168**	**119**
Income before expenditures for advisory services and net (losses) gains on other non-trading financial instruments accounted for at fair value	**662**	**892**
Expenditures for advisory services - Note H	(35)	(22)
Income after expenditures for advisory services and before net (losses) gains on other non-trading financial instruments accounted for at fair value	**627**	**870**
Net (losses) gains on other non-trading financial instruments accounted for at fair value - Note F	(6)	30
Net income	**$ 621**	**$ 900**

The notes to consolidated condensed financial statements are an integral part of these statements.

CONSOLIDATED CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

for each of the three months ended September 30, 2007 (unaudited) and September 30, 2006 (unaudited)

(US$ millions)

	2007	2006 (As restated)
Net income	**$ 621**	**$ 900**
Other comprehensive income (loss)		
Unrealized gains on debt securities accounted for as available-for-sale	28	4
Unrealized gains on equity investments accounted for as available-for-sale	759	-
Unrecognized net actuarial gains and unrecognized prior service credits on benefit plans	1	-
Total comprehensive income	**$ 1,409**	**$ 904**

The notes to consolidated condensed financial statements are an integral part of these statements.

CONSOLIDATED CONDENSED STATEMENTS OF CHANGES IN CAPITAL

for each of the three months ended September 30, 2007 (unaudited) and September 30, 2006 (unaudited)

(US$ millions)

	Retained earnings					
	Undesignated (As restated)	Designated (As restated)	Total (As restated)	Accumulated other comprehensive income (As restated)	Capital stock [†] (As restated)	Total capital (As restated)
At June 30, 2007	$ 10,604	$ 606	$ 11,210	$ 442	$ 2,365	$ 14,017
Cumulative effect of adoption of SFAS No. 157 - Note L				2,925		2,925
Cumulative effect of adoption of SFAS No. 159 - Note L	435		435	(2)		433
At June 30, 2007 after cumulative effect adjustments	$ 11,039	$ 606	$ 11,645	$ 3,365	$ 2,365	$ 17,375
Three months ended September 30, 2007						
Net income	621		621			621
Other comprehensive income				788		788
Expenditures against designated retained earnings - Note H	35	(35)				-
Designations of retained earnings - Note H	(370)	370				-
At September 30, 2007	$ 11,325	$ 941	$ 12,266	$ 4,153	$ 2,365	$ 18,784
At June 30, 2006	$ 7,868	$ 852	$ 8,720	$ 57	$ 2,364	$ 11,141
Three months ended September 30, 2006						
Net income	900		900			900
Other comprehensive income				4		4
Expenditures against designated retained earnings - Note H	22	(22)	-			-
At September 30, 2006	$ 8,790	$ 830	$ 9,620	$ 61	$ 2,364	$ 12,045

[†] Capital stock includes payments received on account of pending subscriptions.

The notes to consolidated condensed financial statements are an integral part of these statements.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

for the three months ended September 30, 2007 (unaudited) and September 30, 2006 (unaudited)

(US$ millions)

	2007	2006 (As restated)
Cash flows from loans and equity investment activities		
Loan disbursements	$ (1,229)	$ (1,120)
Equity disbursements	(427)	(179)
Investments in debt securities	(388)	(77)
Loan repayments	559	477
Sales of equity investments	502	704
Sales of debt securities	20	-
Net cash used in investing activities	(963)	(195)
Cash flows from financing activities		
Drawdown of borrowings	938	697
Repayment of borrowings	(529)	(83)
Net cash provided by financing activities	409	614
Cash flows from operating activities		
Net income	621	900
Adjustments to reconcile net income to net cash provided (used in) by operating activities:		
Realized capital gains on equity sales	(390)	(554)
Unrealized gains on equity investments at fair value	(19)	-
Income from investments accounted for under the equity method	-	(10)
Equity investment impairment write-downs	15	12
Provision for (release of) provision for losses on loans and guarantees	21	(49)
Foreign currency transaction losses (gains) on non-trading activities	27	(1)
Net losses (gains) on other non-trading financial instruments accounted for at fair value	6	(30)
Change in accrued income on loans, time deposits and securities	(83)	165
Change in payables and other liabilities	(1,056)	1,797
Change in receivables and other assets	(530)	(423)
Change in trading securities and securities purchased and sold under resale and repurchase agreements	2,045	(2,053)
Net cash provided by (used in) operating activities	657	(246)
Change in cash and cash equivalents	103	173
Effect of exchange rate changes on cash and cash equivalents	(6)	(11)
Net change in cash and cash equivalents	97	162
Beginning cash and cash equivalents	5,361	3,118
Ending cash and cash equivalents	$ 5,458	$ 3,280
Composition of cash and cash equivalents		
Cash and due from banks	$ 343	$ 265
Time deposits	5,115	3,015
Total cash and cash equivalents	$ 5,458	$ 3,280
Supplemental disclosure		
Change in ending balances resulting from exchange rate fluctuations:		
Loans outstanding	$ (134)	$ 28
Borrowings	402	(47)
Charges on borrowings paid, net	160	132

The notes to consolidated condensed financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

PURPOSE

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group, which also includes the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), and the Multilateral Investment Guarantee Agency (MIGA). IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans and equity investments where sufficient private capital is not otherwise available on reasonable terms. IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through cofinancing or through loan participations, underwritings and guarantees. In addition to project finance and resource mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The consolidated condensed financial statements include the financial statements of IFC and three variable interest entities (VIEs) (see Note K). The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP).

Consolidated condensed financial statements presentation – Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

The consolidated condensed financial statements are presented in a manner consistent with IFC's audited consolidated financial statements as of and for the year ended June 30, 2007 and, in the opinion of the management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. The consolidated condensed balance sheet as of June 30, 2007, included for comparative purposes only, is derived from those audited consolidated financial statements. For further information, refer to the consolidated financial statements and notes thereto included in IFC's Annual Report for the fiscal year ended June 30, 2007.

The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending June 30, 2008.

Use of estimates – The preparation of the consolidated condensed financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated condensed financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the adequacy of the reserve against losses on loans and impairment of equity investments; estimated fair values of all derivative instruments and related financial instruments in qualifying hedging relationships; and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied. See Note L for more information on IFC's use of fair value measurements.

Fair Value Option and Fair Value Measurements – IFC adopted the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 159, *The Fair Value Option of Financial Assets and Financial Liabilities* (SFAS No. 159 or the Fair Value Option) as of July 1, 2007 and elected to apply the Fair Value Option to the following financial assets and financial liabilities existing at the time of adoption and entered into during the three months ended September 30, 2007:

(i) direct equity investments in which IFC has significant influence and loans to such investees;
(ii) direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and certain investments in Limited Liability Partnerships (LLPs) and Limited Liability Corporations (LLCs) that maintain specific ownership accounts and loans to such investees; and
(iii) all market borrowings, except for such borrowings having no associated derivative instruments.

The reasons for electing the Fair Value Option for these financial assets and financial liabilities and more information about the adoption of SFAS No. 159 are discussed in more detail in Note L.

IFC also adopted SFAS No. 157, *Fair Value Measurements (SFAS No. 157)* effective July 1, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. Pursuant to the adoption of SFAS No. 157, IFC now reports equity investments that are listed in markets that provide readily determinable fair values at fair value, with unrealized gains and losses being reported in other comprehensive income. Further disclosures of fair value measurements are provided in Note L.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Translation of currencies – Assets and liabilities not denominated in United States dollars (US dollars or $), other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at September 30, 2007 and June 30, 2007. Disbursed equity investments, other than those accounted for at fair value are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.

Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees. Effective July 1, 2007, certain loans are carried at fair value in accordance with the Fair Value Option as noted above (Note L).

IFC enters into loans with income participation, prepayment and conversion features; these features are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities* as amended to the extent they meet the definition of a derivative and are not considered to be clearly and closely related to their host loan contracts.

Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Beginning in the year ended June 30, 2006, IFC began amortizing net loan origination costs and fees over the estimated life of the originated loan to which the fees relate. Prior to the year ended June 30, 2006, loan origination costs were expensed as incurred, and loan origination fees were recognized as income when received. The net of loan origination fees and loan origination costs was considered insignificant. Prepayment fees are recorded as income when received in freely convertible currencies.

IFC does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the consolidated condensed balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the consolidated condensed balance sheet.

Reserve against losses on loans – IFC recognizes impairment on loans in the consolidated condensed balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income on a quarterly basis, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.

Management determines the aggregate level of the reserve against losses on loans, taking into account established guidelines and its assessment of recent portfolio quality trends. The guidelines include internal country and loan risk ratings, and the impairment potential of the loan portfolio based on IFC's historical portfolio loss experience on mature loans.

The reserve against losses on loans reflects estimates of both probable losses already identified and probable losses inherent in the portfolio but not specifically identifiable. The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower and is established through review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. Unidentified probable losses are the expected losses over a three-year risk horizon, in excess of identified probable losses. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are offset by recoveries associated with previously written-off loans.

Equity investments – IFC invests for current income, capital appreciation, developmental impact, or all three; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLP and LLC, and/or as an investor in a private equity fund.

Revenue recognition on equity investments – Effective July 1, 2007, equity investments which are listed in markets that provide readily determinable fair values are accounted for as available-for-sale securities at fair value with unrealized gains and losses being reported in other comprehensive income in accordance with SFAS No. 115, *Accounting for certain Investments in Debt and Equity Securities*. As noted above under "Fair Value Option and Fair Value Measurements", also effective July 1, 2007, direct equity investments in which IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and certain investments in LLPs and LLCs that maintain specific ownership accounts are accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC does not have significant influence (and prior to July 1, 2007 certain investments representing more than 20% ownership) and which are not listed in markets that provide readily determinable fair values are carried at cost less impairment.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Prior to July 1, 2007, IFC's investments in companies where it had significant influence and certain investments in LLPs and LLCs that maintain specific ownership accounts were accounted for under the equity method.

IFC's investments in certain private equity funds in which IFC is deemed to be the Primary Beneficiary of a VIE, as the presumption of control by the fund manager or the general partner has been overcome, are fully consolidated into IFC's books. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is principally applied to IFC's investments in its oil and gas unincorporated joint ventures (UJVs). IFC's share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

Unrealized gains and losses on equity investments accounted for at fair value under the Fair Value Option are reported in income from equity investments on the consolidated condensed income statement. Unrealized gains and losses on equity investments listed in markets that provide readily determinable fair values are reported in other comprehensive income.

Dividends and profit participations received on equity investments are generally recorded as income when received in freely convertible currencies. Realized capital gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income in income from equity investments when received in freely convertible currencies or securities, which are readily convertible into freely convertible currencies. Capital losses are recognized when incurred.

IFC enters into put and call option and warrant agreements in connection with equity investments; these are accounted for in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* as amended to the extent they meet the definition of a derivative.

Impairment of equity investments – Equity investments accounted for at cost less impairment are assessed for impairment each quarter. When an impairment is identified and is deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Impairment losses are not reversed for subsequent recoveries in value of the equity investment until it is sold.

Debt securities – Debt securities in the investment portfolio are classified as available-for-sale and carried at fair value on the consolidated condensed balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized. Interest on debt securities is included in interest and financial fees from loans and debt securities on the consolidated condensed income statement.

IFC invests in certain debt securities with conversion features; these features are accounted for in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* as amended to the extent they meet the definition of a derivative.

Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when IFC's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the consolidated condensed balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. These reserves are included in the reserve against losses on loans on the consolidated condensed balance sheet. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis.

Designations of retained earnings – Beginning in the year ended June 30, 2004, IFC established funding mechanisms for specific purposes through designations of retained earnings. In the year ended June 30, 2005, IFC established a funding mechanism for performance-based grants (PBG) through a designation of retained earnings. Further, in the year ended June 30, 2006, IFC also designated retained earnings for grants to IDA for use by IDA in the provision of grants to further IFC's mandates in certain IDA member countries. Total designations of retained earnings are determined based on IFC's annual income before expenditures against designated retained earnings and net gains and losses on other non-trading financial instruments accounted for at fair value in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC.

Expenditures resulting from such designations are recorded as expenses in IFC's consolidated condensed income statement in the year in which they occur, also having the effect of reducing the respective designated retained earnings for such purposes. Expenditures are deemed to have occurred when IFC has ceded control of the funds to the recipient. If the recipient organization is deemed to be controlled by IFC, the expenditure is deemed to have occurred only when the recipient organization expends the funds to a non-related party. On occasion, recipient organizations which are deemed to be controlled by IFC will acquire certain investment assets other than cash. These investments have had no material impact on IFC's financial position, results of operations, or cash flows. In such cases, IFC includes those assets on its consolidated condensed balance sheet, where they remain until the recipient organization disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient organization. Investments resulting from such designations are recorded on IFC's consolidated

condensed balance sheet in the year in which they occur, also having effect of reducing the respective designated retained earnings for such purposes.

Liquid asset portfolio – IFC's liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include long and short positions in highly rated fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Securities and related derivative instruments within IFC's liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities.

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as an element of liquidity in the consolidated condensed statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition.

Repurchase and resale agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is IFC's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.

Borrowings – To diversify its access to funding and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, IFC simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Effective July 1, 2007, substantially all borrowings are carried at fair vale under the Fair Value Option with changes in fair value reported in net gains and losses on other non-trading financial instruments accounted for at fair value on the consolidated condensed income statement

Prior to July 1, 2007, where borrowings were part of a designated hedging relationship employing derivative instruments, the carrying amount was adjusted for changes in fair value attributable to the risk being hedged. Adjustments for changes in fair value attributable to hedged risks were reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the consolidated condensed income statement. Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings. All other borrowings were recorded at the amount repayable at maturity, adjusted for unamortized premiums and unaccreted discounts.

Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, client risk management, borrowing, liquid asset portfolio management and asset and liability management.

All derivative instruments are recorded on the consolidated condensed balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, equity investments, and market borrowing transactions entered into on or after January 1, 1999, are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the consolidated condensed balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio management activities are recorded in net gains and losses on other non-trading financial instruments accounted for at fair value.

Prior to July 1, 2007, subject to certain specific qualifying conditions in SFAS No. 133, as amended, a derivative instrument may have been designated either as a hedge of the fair value of an asset or liability (fair value hedge), or as a hedge of the variability of cash flows of an asset or liability or forecasted transaction (cash flow hedge). For a derivative instrument qualifying as a fair value hedge, fair value gains or losses on the derivative instrument were reported in net gains and losses on other non-trading financial instruments accounted for at fair value, together with offsetting fair value gains or losses on the hedged item that are attributable to the risk being hedged. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are reported in other comprehensive income and released to net income in the period(s) in which the effect on net income of the hedged item is recorded. Fair value gains and losses on derivative instruments not in the liquid asset portfolio and not qualifying as a hedge were reported in net gains and losses on other non-trading financial instruments accounted for at fair value.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Prior to July 1, 2007, IFC designated certain hedging relationships in its borrowing activities as fair value hedges. IFC generally matched the terms of its derivatives with the terms of the specific underlying borrowing hedged, in terms of currencies, maturity dates, reset dates, interest rates, and other features. However, the valuation methodologies applied to the derivative and the hedged financial instrument differed. The resulting ineffectiveness calculated for such relationships was recorded in net gains and losses on other non-trading financial instruments accounted for at fair value in the consolidated condensed income statement.

IFC has not designated any hedging relationships as cash flow hedges and subsequent to June 30, 2007, IFC has not designated any hedging relationships as fair value hedges.

The risk management policy for each of IFC's principal business activities and the accounting policies particular to them are described below.

Lending activities IFC's policy is to closely match the currency, rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. IFC has elected not to designate hedging relationships for all lending-related derivatives.

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC's loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reflected currently in net income. Fees and spreads charged on these transactions are recorded in other fees in the consolidated condensed income statement on an accrual basis.

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with IFC's matched funding policy. Prior to July 1, 2007 IFC designated the majority of derivatives associated with borrowing activities as fair value hedges of the underlying borrowings. There were a small number of fair value-like and cash flow-like hedging transactions for which no hedge relationships were designated. Effective July 1, 2007, IFC elected to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument is used to create a fair value-like or cash flow-like hedge relationship. Changes in the fair value of the borrowings, carried at fair value, and the matching derivatives are both recognized in earnings as those changes occur. Those items are no longer designated as hedges subsequent to June 30, 2007.

Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with IFC's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in income from liquid assets. Prior to July 1, 2007, no hedging relationships had been designated.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through spot sales or purchases. Interest rate risk due to reset date mismatches is reduced by synchronizing the reset dates on assets and liabilities and managing overall interest rate risk on an aggregate basis. Interest rate risk arising from mismatches due to writedowns, prepayments and reschedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if IFC's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities.

Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC's consolidated condensed balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC's consolidated condensed balance sheet, with the related secured borrowings included in payables and other liabilities on IFC's consolidated condensed balance sheet.

Pension and other postretirement benefits – IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the consolidated condensed income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Variable Interest Entities – In January 2003, the FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46)*. During December 2003, FASB replaced FIN 46 with FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46R)*. FIN 46 and FIN 46R define certain VIEs and require parties to such entities to assess and measure variable interests in the VIEs for the purpose of determining possible consolidation of the VIEs. Variable interests can arise from financial instruments, service contracts, guarantees, leases or other arrangements with a VIE. An entity that will absorb a majority of a VIE's expected losses or expected residual returns is deemed to be the primary beneficiary of the VIE and must include the assets, liabilities, and results of operations of the VIE in its consolidated condensed financial statements.

IFC has a number of investments in VIEs which it manages and supervises in a manner consistent with other portfolio investments. Note K provides further details regarding IFC's variable interests in VIEs.

Accounting and financial reporting developments – During the year ended June 30, 2006, IFC changed its accounting principle with respect to the amortization of loan origination fees and loan origination costs. Prior to the year ended June 30, 2006, the net of loan origination fees and costs was considered to be insignificant. Beginning in year ended June 30, 2006, IFC began amortizing loan origination fees and costs on an effective yield basis.

During the year ended June 30, 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Instruments - an amendment of FASB Statements Nos. 133 and 140* (SFAS No. 155) and SFAS No. 156, *Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140* (SFAS No. 156). Both SFAS No. 155 and SFAS No. 156 are effective for fiscal years beginning after September 15, 2006, which would be the year ending June 30, 2008 for IFC. The adoption of SFAS No. 155 and SFAS No. 156 did not have a material impact on the financial position, results of operations or cash flow of IFC.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* (SFAS No. 158). SFAS No. 158 requires employers to recognize on their balance sheet the funded status of their defined benefit postretirement plans, measured as the difference between the fair value of plan assets and the benefit obligations, and to recognize as part of Other Comprehensive Income the gains and losses and prior service costs or credits that arise during the period to the extent they are not recognized as components of the net periodic benefit cost. Additionally, upon adoption, SFAS No. 158 requires the unrecognized net actuarial gain or loss and the unrecognized prior service cost to be recognized in Accumulated Other Comprehensive Income and that these amounts be adjusted as they are subsequently recognized as components of net periodic benefit cost, based upon the current amortization and recognition requirements of SFAS No. 87, *Employers' Accounting for Pensions* (SFAS No. 87) and SFAS No. 106, *Employers' Accounting for Postretirement Benefits* (SFAS No. 106). SFAS No. 158 was adopted in IFC's consolidated financial statements as of June 30, 2007.

In November 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) on Issue No. 06-9, *Reporting a Change in (or the Elimination of) a Previously Existing Difference Between the Fiscal Year-End of a Parent Company and That of a Consolidated Entity or Between the Reporting Period of an Investor and That of an Equity Method Investee* (EITF 06-9). EITF 06-9 is effective for IFC beginning on January 31, 2007. The adoption of EITF No. 06-9 did not have a material impact on the financial position, results of operations or cash flow of IFC.

In June 2007, the American institute of Certified Public Accountants (AICPA) issued Statement of Position No. 07-1 (SOP No 07-1), *Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies*. SOP No. 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide for Investment Companies (the Guide). Investment Companies that are within the scope of the Guide report investments at fair value. On October 17, 2007, FASB decided to defer indefinitely the effective date of SOP No. 07-1. IFC continues to evaluate the provisions of SOP No. 07-1.

In addition, during the three months ended September 30, 2007, the FASB issued and/or approved various FASB Staff Positions, EITF Issues Notes, and other interpretative guidance related to Statements of Financial Accounting Standards and Accounting Principles Board (APB) Opinions. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on either the financial position, results of operations or cash flows of IFC.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE B – INCOME FROM LIQUID ASSET PORTFOLIO

Income from the liquid asset trading portfolio for the three months ended September 30, 2007 and 2006 comprise (US$ millions):

	2007	2006
Interest income	$ 172	$ 199
Net gains (losses) on trading activities:		
Realized	(16)	(18)
Unrealized	82	63
Net gains on trading activities	66	45
Foreign currency transaction gains	15	2
Total income from liquid asset portfolio	$ 253	$ 246

NOTE C – INVESTMENTS

Investments at September 30, 2007 and June 30, 2007 comprise of the following (US$ millions):

	September 30, 2007	June 30, 2007
Loans		
Loans at amortized cost	$ 13,398	$ 12,650
Less: Reserve against losses on loans	(861)	(832)
Net loans	12,537	11,818
Loans at fair value (outstanding principal balance $30 - September 30, 2007, $0 - June 30, 2007)	29	-
Total Loans	12,566	11,818
Equity investments		
Equity investments at cost less impairment	1,945	2,699
Equity method investments (cost $0 - September 30, 2007, $268 - June 30, 2007)	-	546
Equity investments accounted for at fair value as available-for-sale (cost $914 - September 30, 2007, $0 - June 30, 2007)	4,599	-
Equity investments accounted for at fair value in accordance with the Fair Value Option (cost $405 - September 30, 2007, $0 - June 30, 2007)	986	-
Total equity investments	7,530	3,245
Debt securities		
Debt securities at fair value (amortized cost $970 - September 30, 2007, $562 - June 30, 2007)	1,152	733
Total investments	$ 21,248	$ 15,796

Loans on which the accrual of interest has been discontinued amounted to $444 million at September 30, 2007 ($378 million - June 30, 2007). Interest income not recognized on nonaccruing loans during the three months ended September 30, 2007 totaled $11 million ($11 million - three months ended September 30, 2006). Interest collected on loans in nonaccrual status, related to current and prior years, during the three months ended September 30, 2007 was $3 million ($1 million - three months ended September 30, 2006).

Changes in the reserve against losses on loans for the three months ended September 30, 2007 and the year ended June 30, 2007 are summarized below (US$ millions):

	Three months ended September 30, 2007	Year ended June 30, 2007
Beginning balance	$ 832	$ 898
Provision for (release of provision) for losses on loans	20	(41)
Write-offs	-	(39)
Recoveries of previously written-off loans	1	3
Translation adjustments	8	13
Other adjustments	-	(2)
Ending balance	$ 861	$ 832

Provision for losses on loans and guarantees in the consolidated condensed income statement for the three months ended September 30, 2007 includes $1 million charge in respect of guarantees ($1 million - three months ended September 30, 2006). At September 30, 2007 the accumulated reserve for losses on guarantees, included in the consolidated condensed balance sheet in payables and other liabilities, was $17 million ($16 million - June 30, 2007).

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE D – GUARANTEES

Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at September 30, 2007 totaled $1,547 million ($1,414 million - June 30, 2007). Guarantees of $917 million that were outstanding at September 30, 2007 ($808 million - June 30, 2007), were not included in loans on IFC's consolidated condensed balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

NOTE E – INCOME FROM EQUITY INVESTMENTS

Income from equity investments for the three months ended September 30, 2007 and 2006 comprise the following (US$ millions):

	2007	2006
Realized capital gains on equity sales	$ 390	$ 554
Unrealized gains on equity investments at fair value	19	-
Dividends and profit participations	96	105
Income from investments accounted for under the equity method	-	10
Equity investment impairment write-downs	(15)	(12)
Net losses on equity-related derivatives	(6)	-
Total income from equity investments	$ 484	$ 657

Realized capital gains include recoveries and are net of losses on sales of equity investments.

Dividends and profit participations include $13 million ($12 million - three months ended September 30, 2006) of receipts received in freely convertible cash, net of cash disbursements, in respect of investments accounted for under the cost recovery method.

NOTE F – NET (LOSSES) GAINS ON OTHER NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net (losses) gains on other non-trading financial instruments accounted for at fair value for the three months ended September 30, 2007 and 2006 comprises (US$ millions):

	2007	2006
Unrealized losses on market borrowings	$ (172)	$ -
Unrealized gains on derivatives associated with market borrowings	177	-
Unrealized (losses) gains on all other non-trading derivatives	(11)	5
Difference between changes in fair value of derivative instruments designated as a fair value hedge and change in fair value of hedged items attributable to risks being hedged	-	25
Net (losses) gains on other non-trading financial instruments accounted for at fair value	$ (6)	$ 30

NOTE G – SEGMENT REPORTING

For management purposes, IFC's business comprises two segments: client services and treasury services. The client services segment consists primarily of lending and equity investment activities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Consistent with internal reporting, net income (expense) from asset and liability management and client risk management activities in support of client services are allocated to client services segment.

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. IFC's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment head counts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

The accounting policies of IFC's segments are, in all material respects, consistent with those described in Note A, "Summary of significant accounting and related policies."

An analysis of IFC's major components of income and expense by business segment for the three months ended September 30, 2007 and 2006 is given below (US$ millions):

	2007		
	Client services	Treasury services	Total
Interest and financial fees from loans and debt securities	$ 295	$ -	$ 295
Income from liquid asset trading activities	-	253	253
Charges on borrowings	(144)	(61)	(205)
Income from equity investments	484	-	484
Provision for losses on loans and guarantees	(21)	-	(21)
Service fees	14	-	14
Administrative expenses	(136)	(2)	(138)
Other income (expenses), net	(20)	-	(20)
Income before expenditures for advisory services and net (losses) gains on other non-trading financial instruments accounted for at fair value	**472**	**190**	**662**
Expenditures for advisory services	(35)	-	(35)
Net (losses) gains on other non-trading financial instruments accounted for at fair value	(8)	2	(6)
Net income	**$ 429**	**$ 192**	**$ 621**

	2006		
	Client services	Treasury services	Total
Interest and financial fees from loans and debt securities	$ 237	$ -	$ 237
Income from liquid asset trading activities	-	246	246
Charges on borrowings	(119)	(76)	(195)
Income from equity investments	657	-	657
Release of provision for losses on loans and guarantees	49	-	49
Service fees	11	-	11
Administrative expenses	(116)	(1)	(117)
Other income (expenses), net	4	-	4
Income before expenditures for advisory services and net (losses) gains on other non-trading financial instruments accounted for at fair value	**723**	**169**	**892**
Expenditures for advisory services	(22)	-	(22)
Net (losses) gains on other non-trading financial instruments accounted for at fair value	(45)	75	30
Net income	**$ 656**	**$ 244**	**$ 900**

NOTE H – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES

As of June 30, 2007, IFC had designated retained earnings in the cumulative amount of $580 million for advisory services. IFC has recognized cumulative expenditures of $189 million through June 30, 2007. At June 30, 2007, retained earnings designated for advisory services totaled $391 million. IFC has recorded expenditures for advisory services totaling $35 million in the three months ended September 30, 2007 ($22 million - three months ended September 30, 2006).

As of June 30, 2007, IFC had designated retained earnings in the cumulative amount of $250 million for performance-based grants. IFC has recognized cumulative expenditures of $35 million through June 30, 2007. At June 30, 2007, retained earnings designated for performance-based grants totaled $215 million.

As of June 30, 2007, IFC had designated retained earnings in the cumulative amount of $150 million for grants to IDA. IFC recorded a grant to IDA of $150 million in the year ended June 30, 2007. At June 30, 2007, retained earnings designated for grants to IDA totaled $0.

On September 27, 2007, IFC's Board of Directors approved the designations of $170 million of IFC's retained earnings for advisory services, $100 million for a Global Infrastructure Project Development Fund, and $100 million for micro equity funds for Small and Medium Enterprise development in IDA countries to be concluded in the three months ended September 30, 2007, and $500 million for a Private Sector Development Grant program for the IDA15 replenishment to be concluded in the year ended June 30, 2007.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Designated retained earnings at September 30, 2007 and June 30, 2007 may be summarized as follows (US$ millions):

	September 30, 2007	June 30, 2007
Advisory services	$ 526	$ 391
Performance-based grants	215	215
Global Infrastructure Project Development Fund	100	-
Micro equity funds for SME development in IDA countries	100	-
Total designated retained earnings	$ 941	$ 606

Subsequent event: On October 22, 2007, IFC's Board of Governors noted with approval the designations of retained earnings approved by IFC's Board of Directors on September 27, 2007.

NOTE I – PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio.

The following tables summarize the benefit costs associated with the SRP, RSBP, and PEBP for IFC for the three months ended September 30, 2007 and 2006 (US$ millions):

	Three Months Ended September 30, 2007 (Unaudited)		
	SRP	RSBP	PEBP
Benefit cost			
Service cost	$ 16	$ 2	$ 1
Interest cost	23	3	1
Expected return on plan assets	(42)	(4)	-
Amortization of prior service cost	*	*	*
Amortization of unrecognized net loss (gain)	-	*	*
Net periodic pension cost	$ (3)	$ 1	$ 2

* Less than $0.5 million

	Three Months Ended September 30, 2006 (Unaudited)		
	SRP	RSBP	PEBP
Benefit cost			
Service cost	$ 15	$ 2	$ 1
Interest cost	22	3	1
Expected return on plan assets	(37)	(3)	-
Amortization of prior service cost	*	*	*
Amortization of unrecognized net loss (gain)	*	*	*
Net periodic pension cost	$ *	$ 2	$ 2

* Less than $0.5 million

At September 30, 2007, the estimate of the amount of contributions expected to be paid to the SRP and RSBP for IFC during fiscal year 2008 remained unchanged from that disclosed in the June 30, 2007 consolidated financial statements: $30 million for the SRP and $8 million for the RSBP.

NOTE J – CONTINGENCIES

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC's financial condition or results of operations.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE K – VARIABLE INTEREST ENTITIES AND OTHER CONSOLIDATED INVESTMENTS

An entity is subject to FIN 46R and is called a variable interest entity (VIE) if it lacks: (1) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors who have decision-making rights about the entity's operations or who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses or receives a majority of the expected residual returns or both. The primary beneficiary is required to initially measure the assets, liabilities and noncontrolling interests of the VIE at their carrying amounts at the date on which it first became the primary beneficiary. Because certain VIEs were created prior to the issuance of FIN 46R, it may not be practicable to determine the carrying amounts of the assets, liabilities and noncontrolling interests at the initial date, and in such cases, the primary beneficiary must measure the assets, liabilities and noncontrolling interests at their fair values on the date FIN 46R is first applied. The primary beneficiary is also required to disclose information about the nature, purpose, size, and activities of the VIE, and collateral and recourse creditors may have against the VIE.

An enterprise may hold significant variable interests in VIEs, which are not consolidated because the enterprise is not the primary beneficiary. In such cases, the enterprise is required to disclose information about its involvement with and exposure to the VIE, and about the nature, purpose, size, and activities of the VIE.
An enterprise is not required to apply FIN 46R to certain entities if, after making an exhaustive effort, it is unable to obtain the information necessary to: (1) determine whether the entity is a VIE; (2) determine if the enterprise is the primary beneficiary of the possible VIE; or (3) perform the accounting required to consolidate a possible VIE. In such cases, the enterprise is required to disclose the number of entities to which FIN 46R is not being applied, why the information required to apply FIN 46R is not available, the nature, purpose and activities of the entities to which FIN 46R is not being applied, and the enterprise's maximum exposure to the entities to which FIN 46R is not being applied.

IFC has identified six VIEs in which IFC is deemed to be the primary beneficiary at September 30, 2007.

Three of the VIEs have been consolidated into IFC's consolidated condensed financial statements as of September 30, 2007. All consolidated VIEs are in the Collective Investment Vehicles sector in the Latin America and Caribbean region.

The remaining three VIEs in which IFC is deemed to be the primary beneficiary have not been consolidated into IFC's consolidated condensed financial statements, as they are significantly impaired and information required to apply the provisions of FIN 46R is not available. IFC's net investment in these three entities totals $2 million, virtually all in the primary metals sector in the Asia region. Based on the most recent financial data available, total net assets of the three entities is $6 million.

As a result of the consolidation of the three investments described above, IFC's consolidated condensed balance sheet at September 30, 2007 includes additional assets of $16 million in equity investments ($12 million - June 30, 2007), $1 million in receivables and other assets ($3 million - June 30, 2007), and additional liabilities of $4 million in payables and other liabilities ($4 million - June 30, 2007).

Other income during the three months ended September 30, 2007 includes $3 million of income from consolidated entities ($0 - three months ended September 30, 2006) and other expense includes $0 of expenses from consolidated entities ($0 - three months ended September 30, 2006).

IFC has identified 33 investments in VIEs in which IFC is not the primary beneficiary but in which it is deemed to hold significant variable interests at September 30, 2007 (27 - June 30, 2007). Based on the most recent available data from these VIEs, the size including committed funding of the VIEs in which IFC is deemed to hold significant variable interests totaled $1,854 million at September 30, 2007 ($1,639 million - June 30, 2007). IFC's total investment in and maximum exposure to loss to these investments in VIEs in which IFC is deemed to hold significant variable interests, comprising both disbursed amounts and amounts committed but not yet disbursed, was $510 million at September 30, 2007 ($367 million - June 30, 2007). The regional and sectoral analysis of IFC's investments in these VIEs at September 30, 2007 is as follows (US$ millions):

	September 30, 2007			
	Loans	Equity investments	Debt securities	Total
Europe and Central Asia	$ 141	$ 22	$ -	$ 163
Latin America and Caribbean	197	52	-	249
Asia	13	13	2	28
Sub-Saharan Africa	-	14	-	14
Middle East and North Africa	8	-	-	8
Other	20	-	28	48
Total VIE investments	$ 379	$ 101	$ 30	$ 510

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

	September 30, 2007			
	Loans	Equity Investments	Debt securities	Total
Transportation and warehousing	$ 95	$ -	$ -	$ 95
Finance and insurance	163	20	2	185
Collective investment vehicles	-	61	26	87
Industrial and consumer products	59	4	-	63
Air transportation	15	-	-	15
Agriculture and forestry	10	-	-	10
Other	37	16	2	55
Total VIE Investments	$ 379	$ 101	$ 30	$ 510

NOTE L – THE FAIR VALUE OPTION AND FAIR VALUE MEASUREMENTS

Effective July, 1, 2007, IFC adopted the SFAS No. 157 and SFAS No. 159. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. SFAS No. 159 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment. Additionally, SFAS No. 159 allows for a one-time election for existing positions upon adoption. SFAS No. 157 and SFAS No.159 are to be applied prospectively. The cumulative effect of remeasuring items for which the Fair Value Option has been elected effective July 1, 2007 has been reported as an adjustment to the July 1, 2007 balance of retained earnings.

The Fair Value Option

Effective July 1, 2007, IFC elected the Fair Value Option for certain borrowings, investments in equity instruments that would otherwise require equity method accounting, investments in equity investments with more than 20% ownership where IFC does not have significant influence and all other financial interests (loans) in the entities in which IFC has an equity investment that would otherwise require equity method accounting.

All borrowings for which the Fair Value Option has been elected are associated with existing derivative instruments used to create a fair value-like or cash flow-like hedge relationship, a substantial amount of which were designated as accounting hedges in accordance with SFAS No. 133. Measuring at fair value those borrowings for which the Fair Value Option has been elected at fair value will mitigate the earnings volatility caused by measuring the borrowings and related derivative differently (in the absence of a designated accounting hedge) without having to apply SFAS No. 133's complex hedge accounting requirements. The Fair Value Option was not elected for all borrowings from IBRD and all other market borrowings because earnings volatility is not a concern in those cases.

Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the consolidated condensed balance sheet based on a measure (fair value) that IFC considers superior to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, SFAS No. 159 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees, therefore, the Fair Value Option was also applied to those loans effective July 1, 2007. IFC elected the Fair Value Option for equity investments with 20% or more ownership where it does not have significant influence so that the same measurement method (fair value) will be applied to all equity investments with more than 20% ownership.

Fair Value Measurements

SFAS No. 157 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity's principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming the highest and best use for the asset by market participants. The highest and best use of the IFC assets and liabilities measured at fair value is considered to be *in-exchange*, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under SFAS No. 157, fair value measurements are not adjusted for transaction costs.

The fair value hierarchy established by SFAS No, 157 gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to *unobservable* inputs that are not corroborated by market data (Level 3), Fair value measurements are required to maximize the use of available observable inputs.

Level 1 primarily consists of financial instruments whose values are based on unadjusted quoted market prices. It includes IFC's equity investments and borrowings that are listed on exchanges.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Level 2 includes financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed. Financial instruments categorized as Level 2 include non-exchange-traded derivatives such as interest rate swaps, cross-currency swaps, certain asset-back securities, as well as the portion of IFC's borrowings not included in Level 1.

Level 3 consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data. Included in Level 3 are the majority of equity investments for which IFC has elected the Fair Value Option.

The following table provides the carrying amounts immediately before and after applying the Fair Value Option and SFAS No. 157 and the cumulative adjustment to retained earnings and accumulated other comprehensive income as of July 1, 2007 (US $ millions):

	July 1, 2007		
	Carrying amount prior to adoption	Carrying amount after adoption	Net gain (loss) on adoption
Loans	$ 11,818	$ 11,817	$ (1)
Equity investments accounted for at fair value in accordance with the Fair Value Option	654	938	284
Transfer of amounts previously reported in accumulated other comprehensive income related to equity investments previously accounted for under the equity method now accounted for in accordance with the Fair Value Option			2
Borrowings from market sources	(15,817)	(15,667)	150
Cumulative effect of adoption of SFAS No. 159 on retained earnings			$ 435
Equity investments accounted for at fair value as available-for-sale	$ 837	$ 3,762	$ 2,925
Transfer of amounts previously reported in accumulated other comprehensive income related to equity investments previously accounted for under the equity method now accounted for in accordance with the Fair Value Option			(2)
Cumulative effect of adoption of SFAS No. 157 on accumulated other comprehensive income			$ 2,923

The following tables provide information as of September 30, 2007 about IFC's financial assets and financial liabilities measured at fair value on a recurring basis. As required by SFAS No. 157, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	At September 30, 2007			
	Level 1	Level 2	Level 3	Total
Trading securities	$ -	$ 8,084	$ 5,465	$ 13,549
Loans (outstanding principal balance $30)	-	-	29	29
Equity investments	3,020	-	2,565	5,585
Debt securities	-	-	1,152	1,152
Derivative assets	-	1,375	29	1,404
Total assets at fair value	$ 3,020	$ 9,459	$ 9,240	$ 21,719

	At September 30, 2007			
	Level 1	Level 2	Level 3	Total
Borrowings (outstanding principal balance $17,454*)	$ 6,907	$ 9,290	$ -	$ 16,197
Derivative liabilities	-	1,117	-	1,117
Total liabilities at fair value	$ 6,907	$ 10,407	$ -	$ 17,314

* includes discount notes with principal due at maturity of $1,790 with a fair value of $1,161 as of September 30, 2007

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

The following table presents the changes in the carrying value of IFC's Level 3 financial assets and financial liabilities for the three-months ended September 30, 2007 (US $ millions):

	Level 3 financial assets and financial liabilities Three months ended September 30, 2007					
	Trading securities	Loans	Equity investments	Debt securities	Derivative assets	Derivative liabilities
Balance as of July 1, 2007	$ 6,747	$ 28	$ 1,824	$ 733	$ 60	$ 3
Total gains (losses) (realized and unrealized) in:						
Net income	(23)	2	27	12	(2)	(3)
Other comprehensive income	-	-	657	28	(29)	-
Purchases, issuances and settlements	(1,259)	(1)	57	379	-	-
Balance as of September 30, 2007	$ 5,465	$ 29	$ 2,565	$ 1,152	$ 29	$ -
Unrealized gains included in net income	$ 14	$ 2	$ -	$ -	$ (2)	$ (3)
Unrealized gains included in other comprehensive income	$ -	$ -	$ 672	$ 28	$ -	$ -

Gains (losses) realized and unrealized, from trading securities, loans and equity instruments included in net income for the period are reported on the consolidated condensed income statement in income from liquid asset trading activities, interest and financial fees from loans and debt securities and income from equity investments, respectively.

As of September 30, 2007, equity investments, accounted for at cost, less impairment, with a carrying amount of $78 million were written down to their fair value of $62 million pursuant to EITF 03-1 - *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,* resulting in a loss of $16 million, which was included in income from equity investments in the consolidated condensed income statement during the three months ended September 30, 2007. The amount of the write down is based on a Level 3 measure of fair value.

NOTE M – RESTATEMENT

Historically, IFC has not bifurcated certain embedded derivatives or accounted for certain derivatives associated with its loans, debt securities and equity investments. These comprise put options, call options, income participation features, prepayments, warrants and loan conversion features. IFC has determined that, in accordance with SFAS No. 133, certain of these should have been accounted for as derivatives, resulting in the recording of derivative assets and liabilities, measured at fair value. This application of SFAS No. 133 resulted in a restatement of previously reported results. This restatement, necessary to correct the historical application, resulted in a decrease in net income of $25 million for the three months ended September 30, 2006 presented in these consolidated condensed financial statements.

IFC has also determined that, in accordance with SFAS No 115, certain loans in the amount of $94 million at June 30, 2007 should have been reclassified as debt securities. IFC has further determined that the carrying value of debt securities should have been decreased by $16 million at June 30, 2007 to reflect fair value at that date. These applications of SFAS No. 115 resulted in a restatement, necessary to correct the historical application, of previously reported other comprehensive income of $4 million for the three months ended September 30, 2006 presented in these consolidated condensed financial statements.

The following tables summarize the effect of the restatement on IFC's consolidated condensed income statement and consolidated condensed statement of cash flows for the three months ended September 30, 2006 presented in these consolidated condensed financial statements (US $ millions):

	Three months ended September 30, 2006		
	As previously reported	Adjustments	As Restated
Income Statement:			
Net (losses) gains on other non-trading financial instruments accounted for at fair value	$ 55	$ (25)	$ 30
Net income	925	(25)	900
Statement of Cash Flows:			
Loan disbursements	(1,173)	53	(1,120)
Investments in debt securities	(24)	(53)	(77)
Net income	925	(25)	900
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Net losses (gains) on other non-trading financial instruments accounted for at fair value	(55)	25	(30)
Change in payables and other liabilities	1,794	3	1,797
Change in receivables and other assets	(420)	(3)	(423)

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

The following tables summarize the effect of the restatement on IFC's consolidated condensed balance sheet as of June 30, 2007 presented in these consolidated condensed financial statements (US $ millions):

	As of June 30, 2007		
	As previously reported	Adjustments	As Restated
Balance Sheet:			
Assets			
Loans	$ 12,744	$ (94)	$ 12,650
Net loans	11,912	(94)	11,818
Debt securities	655	78	733
Total investments	15,812	(16)	15,796
Derivative assets	1,086	65	1,151
Total assets	40,550	49	40,599
Liabilities			
Derivative liabilities	1,123	162	1,285
Total liabilities	26,420	162	26,582
Capital			
Accumulated other comprehensive income	436	6	442
Retained earnings	11,329	(119)	11,210
Total capital	14,130	(113)	14,017
Total liabilities and capital	40,550	49	40,599

REPORT OF INDEPENDENT ACCOUNTANTS

Deloitte.

Deloitte & Touche LLP
Suite 500
555 12th Street NW
Washington, DC 20004 1207
USA

Tel: +1 202 879 5600
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REPORT OF INDEPENDENT ACCOUNTANTS

President and Board of Governors
International Finance Corporation

We have reviewed the accompanying consolidated condensed balance sheets of International Finance Corporation (IFC) as of September 30, 2007, and the related consolidated condensed income statements and consolidated condensed statements of comprehensive income, of changes in capital, and of cash flows for the three-month periods ended September 30, 2007 and 2006. These consolidated condensed interim financial statements are the responsibility of IFC's management.

We conducted our reviews in accordance with the standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such consolidated condensed interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet, including the statement of capital stock and voting power, of IFC as of June 30, 2007, and the related consolidated income statement, consolidated statements of comprehensive income, of changes in capital and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 2, 2007 (February 11, 2008 as to the effect of the restatement discussed in Note X), we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated condensed balance sheet as of June 30, 2007 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

As discussed in Note M, the accompanying consolidated condensed financial statements for September 30, 2006 have been restated.

As discussed in Note L to the condensed consolidated interim financial statements, effective July 1, 2007, the IFC adopted SFAS No. 157, "Fair Value Measurement" and SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities- Including an amendment of FASB Statement No. 115."

Deloitte & Touche LLP

February 13, 2008

CONSOLIDATED CONDENSED BALANCE SHEETS

as of December 31, 2007 (unaudited) and June 30, 2007 (unaudited)

(US$ millions)

	December 31	June 30 (As restated)
Assets		
Cash and due from banks	$ 285	$ 382
Time deposits	6,365	4,979
Trading securities	12,798	14,297
Securities purchased under resale agreements	222	230
Investments - Note C		
Loans ($22 - December 31, 2007 and $0 - June 30, 2007 at fair value) (net of reserves against losses of $837 - December 31, 2007 and $832 - June 30, 2007)	12,988	11,818
Equity investments ($6,121 - December 31, 2007 and $0 - June 30, 2007 at fair value)	8,305	3,245
Debt securities	1,472	733
Total investments	22,765	15,796
Derivative assets	1,534	1,151
Receivables and other assets	3,780	3,764
Total assets	$ 47,749	$ 40,599
Liabilities and capital		
Liabilities		
Securities sold under repurchase agreements and payable for cash collateral received	$ 5,904	$ 4,973
Borrowings outstanding		
From market sources ($17,557 - December 31, 2007 and $0 - June 30, 2007 at fair value)	17,948	15,817
From International Bank for Reconstruction and Development	55	62
Total borrowings	18,003	15,879
Derivative liabilities	1,178	1,285
Payables and other liabilities	2,982	4,445
Total liabilities	28,067	26,582
Capital		
Capital stock, authorized 2,450,000 shares of $1,000 par value each		
Subscribed	2,366	2,366
Less: Portion not yet paid	(1)	(1)
Total capital stock	2,365	2,365
Accumulated other comprehensive income	4,347	442
Retained earnings	12,970	11,210
Total capital	19,682	14,017
Total liabilities and capital	$ 47,749	$ 40,599

The notes to consolidated condensed financial statements are an integral part of these statements.

CONSOLIDATED CONDENSED INCOME STATEMENTS

for each of the three and six months ended December 31, 2007 (unaudited) and December 31, 2006 (unaudited)

(US$ millions)

	Three months ended December 31, 2007	Three months ended December 31, 2006 (As restated)	Six months ended December 31, 2007	Six months ended December 31, 2006 (As restated)
Interest and financial fees from loans and debt securities	$ 298	$ 296	$ 593	$ 533
Income from liquid asset trading activities - Note B	235	111	488	357
Charges on borrowings	(215)	(205)	(420)	(400)
Income from equity investments - Note E	491	1,100	975	1,757
(Provision for) release of provision for losses on loans and guarantees - Note C	20	(20)	(1)	29
Income from loans, equity investments, debt securities and liquid asset trading activities, after (provision for) release of provision for losses on loans and guarantees	**829**	**1,282**	**1,635**	**2,276**
Other income				
Service fees	15	10	29	21
Other	16	14	26	20
Total other income	**31**	**24**	**55**	**41**
Other expenses				
Administrative expenses	148	126	286	243
Expense from pension and other postretirement benefit plans	-	4	-	7
Foreign currency transaction losses (gains) on non-trading activities	26	(2)	53	(3)
Other	3	2	6	2
Total other expenses	**177**	**130**	**345**	**249**
Income before expenditures for advisory services, expenditures for performance-based grants and net gains (losses) on other non-trading financial instruments accounted for at fair value	**683**	**1,176**	**1,345**	**2,068**
Expenditures for advisory services - Note H	(13)	(17)	(48)	(39)
Expenditures for performance-based grants - Note H	(1)	-	(1)	-
Income before net gains (losses) on other non-trading financial instruments accounted for at fair value	**669**	**1,159**	**1,296**	**2,029**
Net gains (losses) on other non-trading financial instruments accounted for at fair value - Note F	35	(69)	29	(39)
Net income	**$ 704**	**$ 1,090**	**$ 1,325**	**$ 1,990**

The notes to consolidated condensed financial statements are an integral part of these statements.

CONSOLIDATED CONDENSED STATEMENTS OF COMPREHENSIVE INCOME

for each of the three and six months ended December 31, 2007 (unaudited) and December 31, 2006 (unaudited)

(US$ millions)

	Three months ended December 31,		Six months ended December 31,	
	2007	2006 (As restated)	2007	2006 (As restated)
Net income	$ 704	$ 1,090	$ 1,325	$ 1,990
Other comprehensive income				
Unrealized gains on debt securities accounted for as available-for-sale	10	14	38	18
Unrealized gains on equity investments accounted for as available-for-sale	184	-	943	-
Unrecognized net actuarial gains and unrecognized prior service credits on benefit plans	-	-	1	-
Translation adjustments on investments accounted for under the equity method	-	2	-	2
Total comprehensive income	$ 898	$ 1,106	$ 2,307	$ 2,010

The notes to consolidated condensed financial statements are an integral part of these statements.

CONSOLIDATED CONDENSED STATEMENTS OF CHANGES IN CAPITAL

for each of the six months ended December 31, 2007 (unaudited) and December 31, 2006 (unaudited)

(US$ millions)

	Retained earnings					
	Undesignated (As restated)	Designated (As restated)	Total (As restated)	Accumulated other comprehensive income (As restated)	Capital stock [1] (As restated)	Total capital (As restated)
At June 30, 2007	**$ 10,604**	**$ 606**	**$ 11,210**	**$ 442**	**$ 2,365**	**$ 14,017**
Cumulative effect of adoption of SFAS No. 157 - Note L				2,925		2,925
Cumulative effect of adoption of SFAS No. 159 - Note L	435		435	(2)		433
At June 30, 2007 after cumulative effect adjustments	**$ 11,039**	**$ 606**	**$ 11.645**	**$ 3,365**	**$ 2,365**	**$ 17,375**
Six months ended December 31, 2007						
Net income	1,325		1,325			1,325
Other comprehensive income				982		982
Expenditures against designated retained earnings - Note H	49	(49)				-
Designations of retained earnings - Note H	(870)	870				-
At December 31, 2007	**$ 11,543**	**$ 1,427**	**$ 12,970**	**$ 4,347**	**$ 2,365**	**$ 19,682**
At June 30, 2006	**$ 7,868**	**$ 852**	**$ 8,720**	**$ 57**	**$ 2,364**	**$ 11,141**
Six months ended December 31, 2006						
Net income	1,990		1,990			1,990
Other comprehensive income				20		20
Expenditures against designated retained earnings - Note H	39	(39)	-			-
At December 31, 2006	**$ 9,897**	**$ 813**	**$ 10,710**	**$ 77**	**$ 2,364**	**$ 13,151**

[1] Capital stock includes payments received on account of pending subscriptions.

The notes to consolidated condensed financial statements are an integral part of these statements.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS

for the six months ended December 31, 2007 (unaudited) and December 31, 2006 (unaudited)

(US$ millions)

	2007	2006 (As restated)
Cash flows from loans and equity investment activities		
Loan disbursements	$ (2,322)	$ (2,630)
Equity disbursements	(911)	(392)
Investments in debt securities	(719)	(193)
Loan repayments	1,408	1,273
Equity redemptions	9	1
Debt securities repayments	2	2
Sales of equity investments	808	1,953
Sales of debt securities	37	-
Net cash (used in) provided by investing activities	**(1,688)**	**14**
Cash flows from financing activities		
Drawdown of borrowings	2,707	1,025
Repayment of borrowings	(1,204)	(335)
Net cash provided by financing activities	**1,503**	**690**
Cash flows from operating activities		
Net income	1,325	1,990
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Realized capital gains on equity sales	(606)	(1,607)
Unrealized gains on equity investments at fair value	(121)	-
Income from investments accounted for under the equity method	-	30
Equity investment impairment write-downs	24	21
Provision for (release of provision for) losses on loans and guarantees	1	(29)
Foreign currency transaction losses (gains) on non-trading activities	53	(3)
Net losses (gains) on other non-trading financial instruments accounted for at fair value	(29)	39
Change in accrued income on loans, time deposits and securities	(53)	236
Change in payables and other liabilities	(235)	1,001
Change in receivables and other assets	(1,061)	(650)
Change in trading securities and securities purchased and sold under resale and repurchase agreements	2,154	(1,976)
Net cash provided by (used in) operating activities	**1,452**	**(948)**
Change in cash and cash equivalents	1,267	(244)
Effect of exchange rate changes on cash and cash equivalents	22	(21)
Net change in cash and cash equivalents	1,289	(265)
Beginning cash and cash equivalents	5,361	3,118
Ending cash and cash equivalents	**$ 6,650**	**$ 2,853**
Composition of cash and cash equivalents		
Cash and due from banks	$ 285	$ 301
Time deposits	6,365	2,552
Total cash and cash equivalents	**$ 6,650**	**$ 2,853**
Supplemental disclosure		
Change in ending balances resulting from exchange rate fluctuations:		
Loans outstanding	$ (219)	$ (122)
Borrowings	483	214
Charges on borrowings paid, net	408	359

The notes to consolidated condensed financial statements are an integral part of these statements.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

PURPOSE

The International Finance Corporation (IFC), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. IFC is a member of the World Bank Group, which also includes the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), and the Multilateral Investment Guarantee Agency (MIGA). IFC's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. IFC, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans and equity investments where sufficient private capital is not otherwise available on reasonable terms. IFC's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. IFC also plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through cofinancing or through loan participations, underwritings and guarantees. In addition to project finance and resource mobilization, IFC offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES

The consolidated condensed financial statements include the financial statements of IFC and three variable interest entities (VIEs) (see Note K). The accounting and reporting policies of IFC conform with accounting principles generally accepted in the United States of America (US GAAP).

Consolidated condensed financial statements presentation – Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

The consolidated condensed financial statements are presented in a manner consistent with IFC's audited consolidated financial statements as of and for the year ended June 30, 2007 and, in the opinion of the management, all adjustments (consisting generally of normal recurring accruals) necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. The consolidated condensed balance sheet as of June 30, 2007, included for comparative purposes only, is derived from those audited consolidated financial statements. For further information, refer to the consolidated financial statements and notes thereto included in IFC's Annual Report for the fiscal year ended June 30, 2007.

The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending June 30, 2008.

Use of estimates – The preparation of the consolidated condensed financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated condensed financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the adequacy of the reserve against losses on loans and impairment of equity investments; estimated fair values of all derivative instruments and related financial instruments in qualifying hedging relationships; and net periodic pension income or expense. There are inherent risks and uncertainties related to IFC's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of IFC.

IFC uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. IFC undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best practices appropriate to its operations. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied. See Note L for more information on IFC's use of fair value measurements.

Fair Value Option and Fair Value Measurements – IFC adopted the Financial Accounting Standards Board's (FASB) Statement of Financial Accounting Standards (SFAS) No. 159, *The Fair Value Option of Financial Assets and Financial Liabilities* (SFAS No. 159 or the Fair Value Option) as of July 1, 2007 and elected to apply the Fair Value Option to the following financial assets and financial liabilities existing at the time of adoption and entered into during the three and six months ended December 31, 2007:

(i) direct equity investments in which IFC has significant influence and loans to such investees;

(ii) direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and certain investments in Limited Liability Partnerships (LLPs) and Limited Liability Corporations (LLCs) that maintain specific ownership accounts and loans to such investees; and

(iii) all market borrowings, except for such borrowings having no associated derivative instruments.

The reasons for electing the Fair Value Option for these financial assets and financial liabilities and more information about the adoption of SFAS No. 159 are discussed in more detail in Note L.

IFC also adopted SFAS No. 157, *Fair Value Measurements (SFAS No. 157)* effective July 1, 2007. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value. Pursuant to the adoption of SFAS No. 157, IFC now reports equity investments that are listed in markets that provide readily determinable fair values at fair value, with unrealized gains and losses being reported in other comprehensive income. Further disclosures of fair value measurements are provided in Note L.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Translation of currencies – Assets and liabilities not denominated in United States dollars (US dollars or $), other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at December 31, 2007 and June 30, 2007. Disbursed equity investments, other than those accounted for at fair value are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are recorded based on the rates of exchange prevailing at the time of the transaction. Transaction gains and losses are credited or charged to income.

Loans – IFC originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or other developmental objectives. Loans are recorded as assets when disbursed. Loans are generally carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. It is IFC's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees. Effective July 1, 2007, certain loans are carried at fair value in accordance with the Fair Value Option as noted above (Note L).

IFC enters into loans with income participation, prepayment and conversion features; these features are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities* as amended to the extent they meet the definition of a derivative and are not considered to be clearly and closely related to their host loan contracts.

Revenue recognition on loans – Interest income and commitment fees on loans are recorded as income on an accrual basis. Beginning in the year ended June 30, 2006, IFC began amortizing net loan origination costs and fees over the estimated life of the originated loan to which the fees relate. Prior to the year ended June 30, 2006, loan origination costs were expensed as incurred, and loan origination fees were recognized as income when received. The net of loan origination fees and loan origination costs was considered insignificant. Prepayment fees are recorded as income when received in freely convertible currencies.

IFC does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the consolidated condensed balance sheet in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the consolidated condensed balance sheet.

Reserve against losses on loans – IFC recognizes impairment on loans not carried at fair value in the consolidated condensed balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income on a quarterly basis, which increases or decreases the reserve against losses on loans. Individually impaired loans are measured based on the present value of expected future cash flows to be received, observable market prices, or for loans that are dependent on collateral for repayment, the estimated fair value of the collateral.

Management determines the aggregate level of the reserve against losses on loans, taking into account established guidelines and its assessment of recent portfolio quality trends. The guidelines include internal country and loan risk ratings, and the impairment potential of the loan portfolio based on IFC's historical portfolio loss experience on mature loans.

The reserve against losses on loans reflects estimates of both probable losses already identified and probable losses inherent in the portfolio but not specifically identifiable. The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower and is established through review of individual loans undertaken on a quarterly basis. IFC considers a loan as impaired when, based on current information and events, it is probable that IFC will be unable to collect all amounts due according to the loan's contractual terms. Unidentified probable losses are the expected losses over a three-year risk horizon, in excess of identified probable losses. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

Loans are written-off when IFC has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are offset by recoveries associated with previously written-off loans.

Equity investments – IFC invests for current income, capital appreciation, developmental impact, or all three; IFC does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in LLP and LLC, and/or as an investor in a private equity fund.

Revenue recognition on equity investments – Effective July 1, 2007, equity investments which are listed in markets that provide readily determinable fair values are accounted for as available-for-sale securities at fair value with unrealized gains and losses being reported in other comprehensive income in accordance with SFAS No. 115, *Accounting for certain Investments in Debt and Equity Securities*. As noted above under "Fair Value Option and Fair Value Measurements", also effective July 1, 2007, direct equity investments in which IFC has significant influence, direct equity investments representing 20 percent or more ownership but in which IFC does not have significant influence and certain investments in LLPs and LLCs that maintain specific ownership accounts are accounted for at fair value under the Fair Value Option. Direct equity investments in which IFC does not have significant influence (and prior to July 1, 2007 certain investments representing more than 20% ownership) and which are not listed in markets that provide readily determinable fair values are carried at cost less impairment.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Prior to July 1, 2007, IFC's investments in companies where it had significant influence and certain investments in LLPs and LLCs that maintain specific ownership accounts were accounted for under the equity method.

IFC's investments in certain private equity funds in which IFC is deemed to be the Primary Beneficiary of a VIE, as the presumption of control by the fund manager or the general partner has been overcome, are fully consolidated into IFC's books. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to income from equity investments. The cost recovery method is principally applied to IFC's investments in its oil and gas unincorporated joint ventures (UJVs). IFC's share of conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

Unrealized gains and losses on equity investments accounted for at fair value under the Fair Value Option are reported in income from equity investments on the consolidated condensed income statement. Unrealized gains and losses on equity investments listed in markets that provide readily determinable fair values are reported in other comprehensive income.

Dividends and profit participations received on equity investments are generally recorded as income when received in freely convertible currencies. Realized capital gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income in income from equity investments when received in freely convertible currencies. Capital losses are recognized when incurred.

IFC enters into put and call option and warrant agreements in connection with equity investments; these are accounted for in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* as amended to the extent they meet the definition of a derivative.

Impairment of equity investments – Equity investments accounted for at cost less impairment are assessed for impairment each quarter. When an impairment is identified and is deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Impairment losses are not reversed for subsequent recoveries in value of the equity investment until it is sold.

Debt securities – Debt securities in the investment portfolio are classified as available-for-sale and carried at fair value on the consolidated condensed balance sheet with unrealized gains and losses included in accumulated other comprehensive income until realized. Interest on debt securities is included in interest and financial fees from loans and debt securities on the consolidated condensed income statement.

IFC invests in certain debt securities with conversion features; these features are accounted for in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities* as amended to the extent they meet the definition of a derivative.

Guarantees – IFC extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. IFC offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when IFC commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when IFC's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The stand-ready obligation to perform is recognized at the inception of the guarantee unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantee is recognized when it is probable the guarantee will be called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the consolidated condensed balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. These reserves are included in the reserve against losses on loans on the consolidated condensed balance sheet. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis.

Designations of retained earnings – Beginning in the year ended June 30, 2004, IFC established funding mechanisms for specific purposes through designations of retained earnings. In the year ended June 30, 2005, IFC established a funding mechanism for performance-based grants (PBG) through a designation of retained earnings. Further, in the year ended June 30, 2006, IFC also designated retained earnings for grants to IDA for use by IDA in the provision of grants to further IFC's mandates in certain IDA member countries. Total designations of retained earnings are determined based on IFC's annual income before expenditures against designated retained earnings and net gains and losses on other non-trading financial instruments accounted for at fair value in excess of $150 million, and contemplating the financial capacity and strategic priorities of IFC.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Expenditures resulting from such designations are recorded as expenses in IFC's consolidated condensed income statement in the year in which they occur, also having the effect of reducing the respective designated retained earnings for such purposes. Expenditures are deemed to have occurred when IFC has ceded control of the funds to the recipient. If the recipient organization is deemed to be controlled by IFC, the expenditure is deemed to have occurred only when the recipient organization expends the funds to a non-related party. On occasion, recipient organizations which are deemed to be controlled by IFC will acquire certain investment assets other than cash. These investments have had no material impact on IFC's financial position, results of operations, or cash flows. In such cases, IFC includes those assets on its consolidated condensed balance sheet, where they remain until the recipient organization disposes of or transfers the asset or IFC is deemed to no longer be in control of the recipient organization. Investments resulting from such designations are recorded on IFC's consolidated condensed balance sheet in the year in which they occur, also having effect of reducing the respective designated retained earnings for such purposes.

Liquid asset portfolio – IFC's liquid funds are invested in government, agency and government-sponsored agency obligations, time deposits and asset-backed, including mortgage-backed, securities. Government and agency obligations include long and short positions in highly rated fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. The liquid asset portfolio, as defined by IFC, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Securities and related derivative instruments within IFC's liquid asset portfolio are classified as trading and are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities.

IFC classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as an element of liquidity in the consolidated condensed statement of cash flows because they are generally readily convertible to known amounts of cash within 90 days of acquisition.

Repurchase and resale agreements – Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is IFC's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. IFC also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest.

Borrowings – To diversify its access to funding and reduce its borrowing costs, IFC borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, IFC simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, IFC is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Effective July 1, 2007, substantially all borrowings are carried at fair vale under the Fair Value Option with changes in fair value reported in net gains and losses on other non-trading financial instruments accounted for at fair value on the consolidated condensed income statement

Prior to July 1, 2007, where borrowings were part of a designated hedging relationship employing derivative instruments, the carrying amount was adjusted for changes in fair value attributable to the risk being hedged. Adjustments for changes in fair value attributable to hedged risks were reported in net gains and losses on other non-trading financial instruments accounted for at fair value in the consolidated condensed income statement. Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings. All other borrowings were recorded at the amount repayable at maturity, adjusted for unamortized premiums and unaccreted discounts.

Risk management and use of derivative instruments – IFC enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, client risk management, borrowing, liquid asset portfolio management and asset and liability management.

All derivative instruments are recorded on the consolidated condensed balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, equity investments, and market borrowing transactions entered into on or after January 1, 1999, are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the consolidated condensed balance sheet. Changes in fair values of derivative instruments used in the liquid asset portfolio are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those in the liquid asset portfolio management activities are recorded in net gains and losses on other non-trading financial instruments accounted for at fair value.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

Prior to July 1, 2007, subject to certain specific qualifying conditions in SFAS No. 133, as amended, a derivative instrument may have been designated either as a hedge of the fair value of an asset or liability (fair value hedge), or as a hedge of the variability of cash flows of an asset or liability or forecasted transaction (cash flow hedge). For a derivative instrument qualifying as a fair value hedge, fair value gains or losses on the derivative instrument were reported in net gains and losses on other non-trading financial instruments accounted for at fair value, together with offsetting fair value gains or losses on the hedged item that are attributable to the risk being hedged. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are reported in other comprehensive income and released to net income in the period(s) in which the effect on net income of the hedged item is recorded. Fair value gains and losses on derivative instruments not in the liquid asset portfolio and not qualifying as a hedge were reported in net gains and losses on other non-trading financial instruments accounted for at fair value.

Prior to July 1, 2007, IFC designated certain hedging relationships in its borrowing activities as fair value hedges. IFC generally matched the terms of its derivatives with the terms of the specific underlying borrowing hedged, in terms of currencies, maturity dates, reset dates, interest rates, and other features. However, the valuation methodologies applied to the derivative and the hedged financial instrument differed. The resulting ineffectiveness calculated for such relationships was recorded in net gains and losses on other non-trading financial instruments accounted for at fair value in the consolidated condensed income statement.

IFC has not designated any hedging relationships as cash flow hedges and subsequent to June 30, 2007, IFC has not designated any hedging relationships as fair value hedges.

The risk management policy for each of IFC's principal business activities and the accounting policies particular to them are described below.

Lending activities IFC's policy is to closely match the currency, rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. IFC has elected not to designate hedging relationships for all lending-related derivatives.

Client risk management activities IFC enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of IFC's loan portfolio. To hedge the market risks that arise from these transactions with clients, IFC enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reflected currently in net income. Fees and spreads charged on these transactions are recorded in other fees in the consolidated condensed income statement on an accrual basis.

Borrowing activities IFC issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. IFC uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with IFC's matched funding policy. Prior to July 1, 2007 IFC designated the majority of derivatives associated with borrowing activities as fair value hedges of the underlying borrowings. There were a small number of fair value-like and cash flow-like hedging transactions for which no hedge relationships were designated. Effective July 1, 2007, IFC elected to carry at fair value, under the Fair Value Option, all market borrowings for which a derivative instrument is used to create a fair value-like or cash flow-like hedge relationship. Changes in the fair value of the borrowings, carried at fair value, and the matching derivatives are both recognized in earnings as those changes occur. Subsequent to June 30, 2007, these items are no longer designated as hedges.

Liquid asset portfolio management activities IFC manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with IFC's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value with changes in fair value reported in income from liquid assets. Prior to July 1, 2007, no hedging relationships had been designated.

Asset and liability management In addition to the risk managed in the context of its business activities detailed above, IFC faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through spot sales or purchases. Interest rate risk due to reset date mismatches is reduced by synchronizing the reset dates on assets and liabilities and managing overall interest rate risk on an aggregate basis. Interest rate risk arising from mismatches due to writedowns, prepayments and reschedulings, and residual reset date mismatches is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

IFC monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, IFC has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if IFC's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities.

Loan participations – IFC mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by IFC on behalf of the Participants. The disbursed

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

and outstanding balances of loan participations that meet the applicable accounting criteria are accounted for as sales and are not included in IFC's consolidated condensed balance sheet. All other loan participations are accounted for as secured borrowings and are included in loans on IFC's consolidated condensed balance sheet, with the related secured borrowings included in payables and other liabilities on IFC's consolidated condensed balance sheet.

Pension and other postretirement benefits – IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of IFC and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, IFC, and MIGA based upon their employees' respective participation in the plans. In addition, IFC and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to IFC is included in income or expense from pension and other postretirement benefit plans in the consolidated condensed income statement. IFC includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

Variable Interest Entities – In January 2003, the FASB issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46).* During December 2003, FASB replaced FIN 46 with FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46R).* FIN 46 and FIN 46R define certain VIEs and require parties to such entities to assess and measure variable interests in the VIEs for the purpose of determining possible consolidation of the VIEs. Variable interests can arise from financial instruments, service contracts, guarantees, leases or other arrangements with a VIE. An entity that will absorb a majority of a VIE's expected losses or expected residual returns is deemed to be the primary beneficiary of the VIE and must include the assets, liabilities, and results of operations of the VIE in its consolidated condensed financial statements.

IFC has a number of investments in VIEs which it manages and supervises in a manner consistent with other portfolio investments. Note K provides further details regarding IFC's variable interests in VIEs.

Accounting and financial reporting developments – During the year ended June 30, 2006, IFC changed its accounting principle with respect to the amortization of loan origination fees and loan origination costs. Prior to the year ended June 30, 2006, the net of loan origination fees and costs was considered to be insignificant. Beginning in year ended June 30, 2006, IFC began amortizing loan origination fees and costs on an effective yield basis.

During the year ended June 30, 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Instruments - an amendment of FASB Statements Nos. 133 and 140* (SFAS No. 155) and SFAS No. 156, *Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140* (SFAS No. 156). Both SFAS No. 155 and SFAS No. 156 are effective for fiscal years beginning after September 15, 2006, which would be the year ending June 30, 2008 for IFC. The adoption of SFAS No. 155 and SFAS No. 156 did not have a material impact on the financial position, results of operations or cash flow of IFC.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* (SFAS No. 158). SFAS No. 158 requires employers to recognize on their balance sheet the funded status of their defined benefit postretirement plans, measured as the difference between the fair value of plan assets and the benefit obligations, and to recognize as part of Other Comprehensive Income the gains and losses and prior service costs or credits that arise during the period to the extent they are not recognized as components of the net periodic benefit cost. Additionally, upon adoption, SFAS No. 158 requires the unrecognized net actuarial gain or loss and the unrecognized prior service cost to be recognized in Accumulated Other Comprehensive Income and that these amounts be adjusted as they are subsequently recognized as components of net periodic benefit cost, based upon the current amortization and recognition requirements of SFAS No. 87, *Employers' Accounting for Pensions* (SFAS No. 87) and SFAS No. 106, *Employers' Accounting for Postretirement Benefits* (SFAS No. 106). SFAS No. 158 was adopted in IFC's consolidated financial statements as of June 30, 2007.

In November 2006, the FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) on Issue No. 06-9, *Reporting a Change in (or the Elimination of) a Previously Existing Difference Between the Fiscal Year-End of a Parent Company and That of a Consolidated Entity or Between the Reporting Period of an Investor and That of an Equity Method Investee* (EITF 06-9). EITF 06-9 is effective for IFC beginning on January 31, 2007. The adoption of EITF No. 06-9 did not have a material impact on the financial position, results of operations or cash flow of IFC.

In June 2007, the American institute of Certified Public Accountants (AICPA) issued Statement of Position No. 07-1 (SOP No 07-1), *Clarification of the Scope of the Audit and Accounting Guide Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies.* SOP No. 07-1 provides guidance for determining whether an entity is within the scope of the AICPA Audit and Accounting Guide for Investment Companies (the Guide). Investment Companies that are within the scope of the Guide report investments at fair value. On October 17, 2007, FASB decided to defer indefinitely the effective date of SOP No. 07-1. IFC continues to evaluate the provisions of SOP No. 07-1.

In addition, during the six months ended December 31, 2007, the FASB issued and/or approved various FASB Staff Positions, EITF Issues Notes, and other interpretative guidance related to Statements of Financial Accounting Standards and Accounting Principles Board (APB) Opinions. IFC analyzed and implemented the new guidance, as appropriate, with no material impact on either the financial position, results of operations or cash flows of IFC.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE B – INCOME FROM LIQUID ASSET PORTFOLIO

Income from the liquid asset trading portfolio for the three and six months ended December 31, 2007 and 2006 comprise (US$ millions):

	Three months ended December 31,		Six months ended December 31,	
	2007	2006	2007	2006
Interest income	178	124	350	323
Net gains (losses) on trading activities:				
Realized	37	27	21	9
Unrealized	15	(39)	97	24
Net gains (losses) on trading activities	52	(12)	118	33
Foreign currency transaction gains (losses)	5	(1)	20	1
Total income from liquid asset portfolio	$ 235	$ 111	$ 488	$ 357

NOTE C – INVESTMENTS

Investments at December 31, 2007 and June 30, 2007 comprise of the following (US$ millions):

	December 31, 2007	June 30, 2007
Loans		
Loans at amortized cost	$ 13,803	$ 12,650
Less: Reserve against losses on loans	(837)	(832)
Net loans	12,966	11,818
Loans at fair value (outstanding principal balance $23 - December 31, 2007, $0 - June 30, 2007)	22	-
Total Loans	12,988	11,818
Equity investments		
Equity investments at cost less impairment	2,184	2,699
Equity method investments (cost $0 - December 31, 2007, $268 - June 30, 2007)	-	546
Equity investments accounted for at fair value as available-for-sale (cost $1,130 - December 31, 2007, $0 - June 30, 2007)	4,997	-
Equity investments accounted for at fair value in accordance with the Fair Value Option (cost $441 - December 31, 2007, $0 - June 30, 2007)	1,124	-
Total equity investments	8,305	3,245
Debt securities		
Debt securities at fair value (amortized cost $1,302- December 31, 2007, $562 - June 30, 2007)	1,472	733
Total investments	$ 22,765	$ 15,796

Loans on which the accrual of interest has been discontinued amounted to $424 million at December 31, 2007 ($378 million - June 30, 2007). Interest income not recognized on nonaccruing loans during the three months ended December 31, 2007 totaled $31 million ($36 million - three months ended December 31, 2006) and $42 million during the six months ended December 31, 2007 ($47 million - six months ended December 31, 2006). Interest collected on loans in nonaccrual status, related to current and prior years, during the three months ended December 31, 2007 was $4 million ($12 million - three months ended December 31, 2006) and $7 million during the six months ended December 31, 2007 ($13 million - six months ended December 31, 2006).

Changes in the reserve against losses on loans for the six months ended December 31, 2007 and the year ended June 30, 2007 are summarized below (US$ millions):

	Six months ended December 31, 2007	Year ended June 30, 2007
Beginning balance	$ 832	$ 898
Provision for (release of provision) for losses on loans	-	(41)
Write-offs	(10)	(39)
Recoveries of previously written-off loans	2	3
Foreign currency transaction gains (losses)	13	13
Other adjustments	-	(2)
Ending balance	$ 837	$ 832

Provision for losses (release of provision for losses) on loans and guarantees in the consolidated condensed income statement for the three months ended December 31, 2007 includes $0 charge to income in respect of guarantees ($2 million release to income - three months ended December 31, 2006) and $1 million charge to income for the six months ended December 31, 2007 ($3 million charge to income - six months ended December 31, 2006). At December 31, 2007 the accumulated reserve for losses on guarantees, included in the consolidated condensed balance sheet in payables and other liabilities, was $17 million ($16 million - June 30, 2007).

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE D – GUARANTEES

Under the terms of IFC's guarantees, IFC agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by IFC generally have maturities consistent with those of the loan portfolio. Guarantees signed at December 31, 2007 totaled $1,707 million ($1,414 million - June 30, 2007). Guarantees of $1,081 million that were outstanding at December 31, 2007 ($808 million - June 30, 2007), were not included in loans on IFC's consolidated condensed balance sheet. The outstanding amount represents the maximum amount of undiscounted future payments that IFC could be required to make under these guarantees.

NOTE E – INCOME FROM EQUITY INVESTMENTS

Income from equity investments for the three and six months ended December 31, 2007 and 2006 comprise the following (US$ millions):

	Three months ended December 31,		Six months ended December 31,	
	2007	2006	2007	2006
Realized capital gains on equity sales	207	1,053	597	1,607
Unrealized gains on equity investments	186	-	205	-
Dividends and profit participations	108	101	204	206
Income from investments accounted for under the equity method	-	(40)	-	(30)
Equity investment impairment write-downs	(9)	(9)	(24)	(21)
Custody and other fees	(2)	(2)	(2)	(2)
Net (losses) gains on equity-related derivatives	1	(3)	(5)	(3)
Total income from equity investments	$ 491	$ 1,100	$ 975	$ 1,757

Realized capital gains on equity sales include recoveries and are net of losses on sales of equity investments.

Dividends and profit participations for the three months ended December 31, 2007 include $19 million ($18 million - three months ended December 31, 2006) and $32 million for the six months ended December 31, 2007 ($30 million - six months ended December 31, 2006) of receipts received in freely convertible cash, net of cash disbursements, in respect of investments accounted for under the cost recovery method.

NOTE F – NET GAINS (LOSSES) ON OTHER NON-TRADING FINANCIAL INSTRUMENTS ACCOUNTED FOR AT FAIR VALUE

Net gains (losses) on other non-trading financial instruments accounted for at fair value for the three and six months ended December 31, 2007 and 2006 comprises (US$ millions):

	Three months ended December 31,		Six months ended December 31,	
	2007	2006	2007	2006
Unrealized losses on market borrowings	$ (196)	$ -	$ (368)	$ -
Unrealized gains on derivatives associated with market borrowings	204	-	381	-
Unrealized gains (losses) on all other non-trading derivatives	27	(90)	16	(85)
Difference between changes in fair value of derivative instruments designated as a fair value and change in fair value of hedged items attributable to risks being hedged	-	21	-	46
Net gains (losses) on other non-trading financial instruments accounted for at fair value	$ 35	$ (69)	$ 29	$ (39)

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE G – SEGMENT REPORTING

For management purposes, IFC's business comprises two segments: client services and treasury services. The client services segment consists primarily of lending and equity investment activities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Consistent with internal reporting, net income (expense) from asset and liability management and client risk management activities in support of client services are allocated to client services segment.

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. IFC's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment head counts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

The accounting policies of IFC's segments are, in all material respects, consistent with those described in Note A, "Summary of significant accounting and related policies."

An analysis of the major components of income and expense by business segment for the three and six months ended December 31, 2007 and 2006 is given below (US$ millions):

	Three months ended December 31,					
	2007			2006		
	Client services	Treasury services	Total	Client services	Treasury services	Total
Interest and financial fees from loans and debt securities	$ 298	$ -	$ 298	$ 296	$ -	$ 296
Income from liquid asset trading activities	-	235	235	-	111	111
Charges on borrowings	(148)	(67)	(215)	(127)	(78)	(205)
Income from equity investments	491	-	491	1,100	-	1,100
Provision for (release of provision for) losses on loans and guarantees	20	-	20	(20)	-	(20)
Service fees	15	-	15	10	-	10
Administrative expenses	(146)	(2)	(148)	(124)	(2)	(126)
Other income (expenses)	(13)	-	(13)	6	4	10
Income before expenditures for advisory services, expenditures for performance-based grants and net gains (losses) on other non-trading financial instruments accounted for at fair value	517	166	683	1,141	35	1,176
Expenditures for advisory services	(13)	-	(13)	(17)	-	(17)
Expenditures for performance-based grants	(1)	-	(1)	-	-	-
Net gains (losses) on other non-trading financial instruments accounted for at fair value	25	10	35	(85)	16	(69)
Net income	$ 528	$ 176	$ 704	$ 1,039	$ 51	$ 1,090

	Six months ended December 31,					
	2007			2006		
	Client services	Treasury services	Total	Client services	Treasury services	Total
Interest and financial fees from loans and debt securities	$ 593	$ -	$ 593	$ 533	$ -	$ 533
Income from liquid asset trading activities	-	488	488	-	357	357
Charges on borrowings	(291)	(129)	(420)	(246)	(154)	(400)
Income from equity investments	975	-	975	1,757	-	1,757
Provision for (release of provision for) losses on loans and guarantees	(1)	-	(1)	29	-	29
Service fees	29	-	29	21	-	21
Administrative expenses	(282)	(4)	(286)	(240)	(3)	(243)
Other income (expenses)	(33)	-	(33)	9	5	14
Income before expenditures for advisory services, Expenditures for performance-based grants and net gains (losses) on other non-trading financial instruments accounted for at fair value	990	355	1,345	1,863	205	2,068
Expenditures for advisory services	(48)	-	(48)	(39)	-	(39)
Expenditures for performance-based grants	(1)	-	(1)	-	-	-
Net gains (losses) on other non-trading financial instruments accounted for at fair value	17	12	29	(130)	91	(39)
Net income	$ 958	$ 367	$ 1,325	$ 1,694	$ 296	$ 1,990

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE H – RETAINED EARNINGS DESIGNATIONS AND RELATED EXPENDITURES

As of June 30, 2007, IFC had designated retained earnings in the cumulative amount of $580 million for advisory services. IFC had recognized cumulative expenditures of $189 million through June 30, 2007. At June 30, 2007, retained earnings designated for advisory services totaled $391 million. IFC has recorded expenditures for advisory services totaling $13 million in the three months ended December 31, 2007 ($17 million - three months ended December 31, 2006) and $48 million in the six months ended December 31, 2007 ($39 million - six months ended December 31, 2006).

As of June 30, 2007, IFC had designated retained earnings in the cumulative amount of $250 million for performance-based grants. IFC has recognized cumulative expenditures of $35 million through June 30, 2007. At June 30, 2007, retained earnings designated for performance-based grants totaled $215 million. IFC has recorded expenditures for performance-based grants totaling $1 million in the three months ended December 31, 2007 ($0 - three months ended December 31, 2006) and $ 1 million in the six months ended December 31, 2007 ($0 million - six months ended December 31, 2006).

As of June 30, 2007, IFC had designated retained earnings in the cumulative amount of $150 million for grants to IDA. IFC recorded a grant to IDA of $150 million in the year ended June 30, 2007. At June 30, 2007, retained earnings designated for grants to IDA totaled $0.

On September 27, 2007, IFC's Board of Directors approved the designations of $170 million of IFC's retained earnings for advisory services, $100 million for a Global Infrastructure Project Development Fund, and $100 million for micro equity funds for Small and Medium Enterprise development in IDA countries concluded in the three months ended September 30, 2007, and $500 million for a Private Sector Development Grant program for the IDA15 replenishment to be concluded in the year ending June 30, 2008.

On October 22, 2007, IFC's Board of Governors noted with approval the designations of retained earnings approved by IFC's Board of Directors on September 27, 2007.

Subsequent event: On March 18, 2008, IFC and IDA signed an agreement whereby IFC shall provide a grant to IDA in the amount of $500 million for IDA to use in providing financing in the form of grants in addition to loans, all in furtherance of IFC's purpose as stated in its Articles of Agreement. Accordingly, IFC will record a grant expense in the amount of $500 million in the three months ending March 31, 2008.

Designated retained earnings at December 31, 2007 and June 30, 2007 may be summarized as follows (US$ millions):

	December 31, 2007	June 30, 2007
Advisory services	$ 513	$ 391
Performance-based grants	214	215
Global Infrastructure Project Development Fund	100	-
Micro equity funds for Small and Medium Enterprise development in IDA countries	100	-
Private Sector Development Grant program for the IDA 15 replenishment	500	-
Total designated retained earnings	$ 1,427	$ 606

NOTE I – PENSION AND OTHER POST RETIREMENT BENEFITS

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

The following tables summarize the benefit costs associated with the SRP, RSBP, and PEBP for IFC for the three and six months ended December 31, 2007 and December 31, 2006 (US$ millions):

	Three months ended December 31,					
	2007			2006		
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit cost						
Service cost	$ 16	$ 2	$ 1	$ 15	$ 2	$ 1
Interest cost	23	3	1	21	2	*
Expected return on plan assets	(42)	(4)	*	(36)	(3)	-
Amortization of prior service cost	*	-	*	*	-	*
Amortization of unrecognized net loss	-	*	*	-	1	*
Net periodic pension cost (income)	$ (3)	$ 1	$ 2	$ -	$ 2	$ 1

* Less than $0.5 million

	Six months ended December 31,					
	2007			2006		
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit cost						
Service cost	$ 32	$ 4	$ 2	$ 30	$ 4	$ 2
Interest cost	46	6	2	43	5	1
Expected return on plan assets	(84)	(8)	-	(73)	(6)	-
Amortization of prior service cost	*	-	*	*	-	*
Amortization of unrecognized net loss	-	*	*	-	1	*
Net periodic pension cost (income)	$ (6)	$ 2	$ 4	$ -	$ 4	$ 3

* Less than $0.5 million

At December 31, 2007, the estimate of the amount of contributions expected to be paid to the SRP and RSBP for IFC during fiscal year 2008 remained unchanged from that disclosed in the June 30, 2007 consolidated financial statements: $30 million for the SRP and $8 million for the RSBP.

NOTE J – CONTINGENCIES

In the normal course of its business, IFC is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, IFC's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on IFC's financial condition or results of operations.

NOTE K – VARIABLE INTEREST ENTITIES AND OTHER CONSOLIDATED INVESTMENTS

An entity is subject to FIN 46R and is called a variable interest entity (VIE) if it lacks: (1) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors who have decision-making rights about the entity's operations or who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses or receives a majority of the expected residual returns or both. The primary beneficiary is required to initially measure the assets, liabilities and noncontrolling interests of the VIE at their carrying amounts at the date on which it first became the primary beneficiary. Because certain VIEs were created prior to the issuance of FIN 46R, it may not be practicable to determine the carrying amounts of the assets, liabilities and noncontrolling interests at the initial date, and in such cases, the primary beneficiary must measure the assets, liabilities and noncontrolling interests at their fair values on the date FIN 46R is first applied. The primary beneficiary is also required to disclose information about the nature, purpose, size, and activities of the VIE, and collateral and recourse creditors may have against the VIE.

An enterprise may hold significant variable interests in VIEs, which are not consolidated because the enterprise is not the primary beneficiary. In such cases, the enterprise is required to disclose information about its involvement with and exposure to the VIE, and about the nature, purpose, size, and activities of the VIE.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

An enterprise is not required to apply FIN 46R to certain entities if, after making an exhaustive effort, it is unable to obtain the information necessary to: (1) determine whether the entity is a VIE; (2) determine if the enterprise is the primary beneficiary of the possible VIE; or (3) perform the accounting required to consolidate a possible VIE. In such cases, the enterprise is required to disclose the number of entities to which FIN 46R is not being applied, why the information required to apply FIN 46R is not available, the nature, purpose and activities of the entities to which FIN 46R is not being applied, and the enterprise's maximum exposure to the entities to which FIN 46R is not being applied.

IFC has identified six VIEs in which IFC is deemed to be the primary beneficiary at December 31, 2007.

Three of the VIEs have been consolidated into IFC's consolidated condensed financial statements as of December 31, 2007. All consolidated VIEs are in the Collective Investment Vehicles sector in the Latin America and Caribbean region.

The remaining three VIEs in which IFC is deemed to be the primary beneficiary have not been consolidated into IFC's consolidated condensed financial statements, as they are significantly impaired and information required to apply the provisions of FIN 46R is not available. IFC's net investment in these three entities totals $2 million, virtually all in the primary metals sector in the Asia region. Based on the most recent financial data available, total net assets of the three entities is $6 million.

As a result of the consolidation of the three investments described above, IFC's consolidated condensed balance sheet at December 31, 2007 includes additional assets of $19 million in equity investments ($12 million - June 30, 2007), $1 million in receivables and other assets ($3 million - June 30, 2007), and additional liabilities of $5 million in payables and other liabilities ($4 million - June 30, 2007).

Other income during the three months ended December 31, 2007 includes $6 million of income from consolidated entities ($3 - three months ended December 31, 2006) and other expense includes $1 million of expenses from consolidated entities ($0 - three months ended December 31, 2006).

IFC has identified 35 investments in VIEs in which IFC is not the primary beneficiary but in which it is deemed to hold significant variable interests at December 31, 2007 (27 - June 30, 2007). Based on the most recent available data from these VIEs, the size including committed funding of the VIEs in which IFC is deemed to hold significant variable interests totaled $2,292 million at December 31, 2007 ($1,639 million - June 30, 2007). IFC's total investment in and maximum exposure to loss to these investments in VIEs in which IFC is deemed to hold significant variable interests, comprising both disbursed amounts and amounts committed but not yet disbursed, was $575 million at December 31, 2007 ($367 million - June 30, 2007). The regional and sectoral analysis of IFC's investments in these VIEs at December 31, 2007 is as follows (US$ millions):

	December 31, 2007			
	Loans	Equity Investments	Debt securities	Total
Europe and Central Asia	$ 145	$ 32	$ -	$ 177
Latin America and Caribbean	199	50	-	249
Asia	57	24	-	81
Sub-Saharan Africa	-	12	-	12
Middle East and North Africa	8	-	-	8
Other	20	-	28	48
Total VIE investments	$ 429	$ 118	$ 28	$ 575

	December 31, 2007			
	Loans	Equity Investments	Debt securities	Total
Finance and insurance	$ 165	$ 24	$ 2	$ 191
Transportation and warehousing	94	-	-	94
Collective investment vehicles	-	71	26	97
Industrial and consumer products	60	4	-	64
Air transportation	15	-	-	15
Agriculture and forestry	11	-	-	11
Utilities and oil, gas and mining	76	17	-	93
Other	8	2	-	10
Total VIE investments	$ 429	$ 118	$ 28	$ 575

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

NOTE L – THE FAIR VALUE OPTION AND FAIR VALUE MEASUREMENTS

Effective July, 1, 2007, IFC adopted the SFAS No. 157 and SFAS No. 159. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels and applies to all items measured at fair value, including items for which impairment measures are based on fair value. SFAS No. 159 permits the measurement of eligible financial assets, financial liabilities and firm commitments at fair value on an instrument-by-instrument basis, that are not otherwise permitted to be accounted for at fair value under other accounting standards. The election to use the Fair Value Option is available when an entity first recognizes a financial asset or liability or upon entering into a firm commitment. Additionally, SFAS No. 159 allows for a one-time election for existing positions upon adoption. SFAS No. 157 and SFAS No.159 are to be applied prospectively. The cumulative effect of remeasuring items for which the Fair Value Option has been elected effective July 1, 2007 has been reported as an adjustment to the July 1, 2007 balance of retained earnings.

The Fair Value Option

Effective July 1, 2007, IFC elected the Fair Value Option for certain borrowings, investments in equity instruments that would otherwise require equity method accounting, investments in equity investments with more than 20% ownership where IFC does not have significant influence and all other financial interests (loans) in the entities in which IFC has an equity investment that would otherwise require equity method accounting.

All borrowings for which the Fair Value Option has been elected are associated with existing derivative instruments used to create a fair value-like or cash flow-like hedge relationship, a substantial amount of which were designated as accounting hedges in accordance with SFAS No. 133. Measuring at fair value those borrowings for which the Fair Value Option has been elected at fair value will mitigate the earnings volatility caused by measuring the borrowings and related derivative differently (in the absence of a designated accounting hedge) without having to apply SFAS No. 133's complex hedge accounting requirements. The Fair Value Option was not elected for all borrowings from IBRD and all other market borrowings because earnings volatility is not a concern in those cases.

Measuring at fair value those equity investments that would otherwise require equity method accounting simplifies the accounting and renders a carrying amount on the consolidated condensed balance sheet based on a measure (fair value) that IFC considers superior to equity method accounting. For the investments that otherwise would require equity method accounting for which the Fair Value Option is elected, SFAS No. 159 requires the Fair Value Option to also be applied to all eligible financial interests in the same entity. IFC has disbursed loans to certain of such investees, therefore, the Fair Value Option was also applied to those loans effective July 1, 2007. IFC elected the Fair Value Option for equity investments with 20% or more ownership where it does not have significant influence so that the same measurement method (fair value) will be applied to all equity investments with more than 20% ownership.

Fair Value Measurements

SFAS No. 157 defines fair value as the price that would be received to sell an asset or transfer a liability (i.e., an exit price) in an orderly transaction between independent, knowledgeable and willing market participants at the measurement date assuming the transaction occurs in the entity's principal (or most advantageous) market. Fair value must be based on assumptions market participants would use (inputs) in determining the price and measured assuming the highest and best use for the asset by market participants. The highest and best use of the IFC assets and liabilities measured at fair value is considered to be *in-exchange*, therefore, their fair values are determined based on a transaction to sell or transfer the asset or liability on a standalone basis. Under SFAS No. 157, fair value measurements are not adjusted for transaction costs.

The fair value hierarchy established by SFAS No. 157 gives the highest priority to unadjusted quoted prices in active markets for identical unrestricted assets and liabilities (Level 1), the next highest priority to observable market based inputs or unobservable inputs that are corroborated by market data from independent sources (Level 2) and the lowest priority to *unobservable* inputs that are not corroborated by market data (Level 3), Fair value measurements are required to maximize the use of available observable inputs.

Level 1 primarily consists of financial instruments whose values are based on unadjusted quoted market prices. It includes IFC's equity investments and borrowings that are listed on exchanges.

Level 2 includes financial instruments that are valued using models and other valuation methodologies. These models consider various assumptions and inputs, including time value, yield curves, volatility factors, prepayment speeds, default rates, loss severity and current market and contractual pricing for the underlying asset, as well as other relevant economic measures. Substantially all of these inputs are observable in the market place, can be derived from observable data or are supported by observable levels at which market transactions are executed. Financial instruments categorized as Level 2 include non-exchange-traded derivatives such as interest rate swaps, cross-currency swaps, certain asset-back securities, as well as the portion of IFC's borrowings not included in Level 1.

Level 3 consists of financial instruments whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are generally less observable. It also includes financial instruments whose fair value is estimated based on price information from independent sources that cannot be corroborated by observable market data. Included in Level 3 are the majority of equity investments for which IFC has elected the Fair Value Option.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

The following table provides the carrying amounts immediately before and after applying the Fair Value Option and SFAS No. 157 and the cumulative adjustment to retained earnings and accumulated other comprehensive income as of July 1, 2007 (US $ millions):

	July 1, 2007		
	Carrying amount prior to adoption	Carrying amount after adoption	Net gain (loss) on adoption
Loans	$ 11,818	$ 11,817	$ (1)
Equity investments accounted for at fair value in accordance with the Fair Value Option	654	938	284
Transfer of amounts previously reported in accumulated other comprehensive income related to equity investments previously accounted for under the equity method now accounted for in accordance with the Fair Value Option			2
Borrowings from market sources	(15,817)	(15,667)	150
Cumulative effect of adoption of SFAS No. 159 on retained earnings			$ 435
Equity investments accounted for at fair value as available-for-sale	$ 837	$ 3,762	$ 2,925
Transfer of amounts previously reported in accumulated other comprehensive income related to equity investments previously accounted for under the equity method now accounted for in accordance with the Fair Value Option			(2)
Cumulative effect of adoption of SFAS No. 157 on accumulated other comprehensive income			$ 2,923

The following tables provide information as of December 31, 2007 about IFC's financial assets and financial liabilities measured at fair value on a recurring basis. As required by SFAS No. 157, financial assets and financial liabilities are classified in their entirety based on the lowest level input that is significant to the fair value measurement (US$ millions):

	At December 31, 2007			
	Level 1	Level 2	Level 3	Total
Trading securities	$ -	$ 7,603	$ 5,195	$ 12,798
Loans (outstanding principal balance $23)	-	-	22	22
Equity investments	3,544	-	2,577	6,121
Debt securities	-	-	1,472	1,472
Derivative assets	-	1,439	95	1,534
Total assets at fair value	$ 3,544	$ 9,042	$ 9,361	$ 21,947

	At December 31, 2007			
	Level 1	Level 2	Level 3	Total
Borrowings (outstanding principal balance $18,519*)	$ 7,497	$ 10,060	$ -	$ 17,557
Derivative liabilities	-	1,166	12	1,178
Total liabilities at fair value	$ 7,497	$ 11,226	$ 12	$ 18,735

* includes discount notes with principal due at maturity of $1,800 with a fair value of $1,204 as of December 31, 2007

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

The following table presents the changes in the carrying value of IFC's Level 3 financial assets and financial liabilities for the three and six months ended December 31, 2007 (US $ millions):

	Level 3 financial assets and financial liabilities Three and six months ended December 31, 2007					
	Trading securities	Loans	Equity investments	Debt securities	Derivative assets	Derivative liabilities
Balance as of July 1, 2007	$ 6,747	$ 28	$ 1,824	$ 733	$ 60	$ 3
Total gains (losses) (realized and unrealized) for the three months ended September 30, 2007 in:						
Net income	(23)	2	27	12	(2)	(3)
Other comprehensive income	-	-	657	28	-	-
Purchases, issuances and settlements	(1,259)	(1)	57	379	(29)	-
Balance as of September 30, 2007	5,465	$ 29	$ 2,565	$ 1,152	$ 29	$ -
Total gains (losses) (realized and unrealized) for the three months ended December 31, 2007 in:						
Net income	(66)	-	146	2	37	12
Other comprehensive income	-	-	29	10	-	-
Purchases, issuances and settlements	(240)	(7)	66	308	29	-
Transfers in (out) of Level 3	36	-	(229)	-	-	-
Balance as of December 31, 2007	$ 5,195	$ 22	$ 2,577	$ 1,472	$ 95	$ 12
For the six months ended December 31, 2007:						
Unrealized gains included in net income	$ 104	$ (1)	$ 101	$ -	$ 37	$ 12
Unrealized gains included in other comprehensive income	$ -	$ -	$ 29	$ 21	$ -	$ -

Gains (losses) realized and unrealized, from trading securities, loans and equity instruments included in net income for the period are reported on the consolidated condensed income statement in income from liquid asset trading activities, interest and financial fees from loans and debt securities and income from equity investments, respectively.

As of December 31, 2007, equity investments, accounted for at cost, less impairment, with a carrying amount of $120 million were written down to their fair value of $96 million pursuant to EITF 03-1 - *The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments,* resulting in a loss of $24 million, which was included in income from equity investments in the consolidated condensed income statement during the six months ended December 31, 2007. The amount of the write down is based on a Level 3 measure of fair value.

NOTE M – RESTATEMENT

Historically, IFC has not bifurcated certain embedded derivatives or accounted for certain derivatives associated with its loans, debt securities and equity investments. These comprise put options, call options, income participation features, prepayments, warrants and loan conversion features. IFC has determined that, in accordance with SFAS No. 133, certain of these should have been accounted for as derivatives, resulting in the recording of derivative assets and liabilities, measured at fair value. This application of SFAS No. 133 resulted in a restatement of previously reported results. This restatement, necessary to correct the historical application, resulted in a decrease in net income of $92 million and $117 million for the three and six months ended December 31, 2006 presented in these consolidated condensed financial statements.

IFC has also determined that, in accordance with SFAS No 115, certain loans in the amount of $94 million at June 30, 2007 should have been reclassified as debt securities. IFC has further determined that the carrying value of debt securities should have been decreased by $16 million at June 30, 2007 to reflect fair value at that date. These applications of SFAS No. 115 resulted in a restatement, necessary to correct the historical application, of previously reported other comprehensive income of $16 million and $20 million for the three and six months ended December 31, 2006 presented in these consolidated condensed financial statements.

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

The following table summarize the effect of the restatement on IFC's consolidated condensed income statement for the three months ended December 31, 2006 presented in these consolidated condensed financial statements (US $ millions):

	Three months ended December 31, 2006		
	As previously reported	Adjustments	As Restated
Income Statement:			
Other income			
Foreign currency transaction (losses) gains on non-trading activities	$ 6	$ (6)	$ -
Total other income	30	(6)	24
Other expenses			
Foreign currency transaction (losses) gains on non-trading activities	-	2	2
Total other expenses	(132)	2	(130)
Income before expenditures for advisory services, performance-based grants and net gains (losses) on other non-trading financial instruments accounted for at fair value	1,180	(4)	1,176
Net gains (losses) on other non-trading financial instruments accounted for at fair value	19	(88)	(69)
Net income	1,182	(92)	1,090

The following tables summarize the effect of the restatement on IFC's consolidated condensed income statement and consolidated condensed statement of cash flows for the six months ended December 31, 2006 presented in these consolidated condensed financial statements (US $ millions):

	Six months ended December 31, 2006		
	As previously reported	Adjustments	As Restated
Income Statement:			
Other income			
Foreign currency transaction (losses) gains on non-trading activities	$ 7	$ (7)	$ -
Total other income	48	(7)	41
Other expenses			
Foreign currency transaction (losses) gains on non-trading activities	-	3	3
Total other expenses	(252)	3	(249)
Income before expenditures for advisory services, performance-based grants and net gains (losses) on other non-trading financial instruments accounted for at fair value	2,072	(4)	2,068
Net gains (losses) on other non-trading financial instruments accounted for at fair value	74	(113)	(39)
Net income	2,107	(117)	1,990
Statement of Cash Flows:			
Loan disbursements	(2,784)	154	(2,630)
Equity disbursements	(431)	39	(392)
Investments in debt securities	-	(193)	(193)
Loan repayments	1,276	(3)	1,273
Equity redemptions	-	1	1
Debt securities repayments	-	2	2
Net income	2,107	(117)	1,990
Adjustments to reconcile net income to net cash provided by (used in) operating activities:			
Foreign currency transaction losses (gains) on non-trading activities	(7)	4	(3)
Net losses (gains) on other non-trading financial instruments accounted for at fair value	(74)	113	39
Change in payables and other liabilities	987	14	1,001
Change in receivables and other assets	(636)	(14)	(650)

NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

The following tables summarize the effect of the restatement on IFC's consolidated condensed balance sheet as of June 30, 2007 presented in these consolidated condensed financial statements (US $ millions):

	As of June 30, 2007		
	As previously reported	Adjustments	As Restated
Balance Sheet:			
Assets			
Loans	$ 12,744	$ (94)	$ 12,650
Net loans	11,912	(94)	11,818
Debt securities	655	78	733
Total investments	15,812	(16)	15,796
Derivative assets	1,086	65	1,151
Total assets	40,550	49	40,599
Liabilities			
Derivative liabilities	1,123	162	1,285
Total liabilities	26,420	162	26,582
Capital			
Accumulated other comprehensive income	436	6	442
Retained earnings	11,329	(119)	11,210
Total capital	14,130	(113)	14,017
Total liabilities and capital	40,550	49	40,599

REPORT OF INDEPENDENT ACCOUNTANTS

Deloitte.

Deloitte & Touche LLP
Suite 500
555 12th Street NW
Washington, DC 20004-1207
USA

Tel: +1 202 879 5600
Fax: +1 202 879 5309
www.deloitte.com

REPORT OF INDEPENDENT ACCOUNTANTS

President and Board of Governors
International Finance Corporation

We have reviewed the accompanying consolidated condensed balance sheets of International Finance Corporation (IFC) as of December 31, 2007, and the related consolidated condensed income statements and the consolidated condensed statements of comprehensive income for the three-month and six-month periods ended December 31, 2007 and 2006, and the consolidated condensed statement of changes in capital, and of cash flows for the six-month periods ended December 31, 2007 and 2006. These consolidated condensed interim financial statements are the responsibility of IFC's management.

We conducted our reviews in accordance with the standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews, we are not aware of any material modifications that should be made to such consolidated condensed interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet, including the statement of capital stock and voting power, of IFC as of June 30, 2007, and the related consolidated income statement, consolidated statements of comprehensive income, of changes in capital and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 2, 2007 (February 11, 2008 as to the effect of the restatement discussed in Note X to the consolidated financial statements as of June 30, 2006), we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated condensed balance sheet as of June 30, 2007 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

As discussed in Note M to the consolidated condensed interim financial statements, the accompanying consolidated condensed financial statements for December 31, 2006 have been restated.

As discussed in Note L to the consolidated condensed interim financial statements, effective July 1, 2007, IFC adopted SFAS No. 157, "Fair Value Measurement" and SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities- Including an amendment of FASB Statement No. 115."

Deloitte & Touche LLP

March 21, 2008

Information Statement

International Finance Corporation


IFC
INTERNATIONAL FINANCE CORPORATION

No person is authorized to give any information or to make any representation not contained in this Information Statement, or any prospectus, information memorandum or offering circular, or related offering document. Any information or representation not contained herein must not be relied upon as having been authorized by IFC or by any dealer, underwriter or agent of IFC. Neither this Information Statement nor any such prospectus, information memorandum or offering circular, or related offering document, constitutes an offer to sell or solicitation of an offer to buy Securities in any jurisdiction to any person to whom it is unlawful to make such an offer or solicitation in such jurisdiction.

Except as otherwise indicated, in this Information Statement (1) all amounts are stated in current United States dollars translated as indicated in the notes to the consolidated financial statements, Note A — Summary of significant accounting and related policies, translation of currencies and (2) all information in this Information Statement is given as of June 30, 2007.

TABLE OF CONTENTS

	Page
Availability of information	1
Summary information	2
Selected financial data	3
IFC	4
Use of proceeds	4
Recent developments	4
Financial structure of IFC	5
Client services	5
Treasury services	14
Enterprise risk management	16
Critical accounting policies	26
Results of operations	28
Governance	38
Organization and administration of IFC	42
Index to consolidated financial statements	45

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Washington, D.C. 20549

REPORT OF
INTERNATIONAL FINANCE CORPORATION

In respect of its
US$1,000,000,000 3.50 per cent Global Notes due May 15, 2013
under its
Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: April 28, 2008

The following information regarding an issue of US$1,000,000,000 aggregate principal amount of Notes due May 15, 2013 (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated April 25, 2008 (the "Information Statement"), the Prospectus dated November 17, 1999 (the "Prospectus"), the Program Agreement, as amended, and Standard Provisions dated as of November 17, 1999, as amended (the "Program Agreement"), the Uniform Fiscal Agency Agreement between the Corporation and the Federal Reserve Bank of New York effective July 20, 2006 (the "Uniform Fiscal Agency Agreement"), the Pricing Supplement dated as of April 21, 2008 (the "Pricing Supplement"), and the Terms Agreement dated as of April 21, 2008 (the "Terms Agreement"), each of which is either attached as an Exhibit hereto or incorporated by referral from previous SEC filings made by the Corporation.

Item 1. Description of Obligations

See, generally, Pricing Supplement.

(a) Title and Date. US$1,000,000,000 3.50 per cent Global Notes due May 15, 2013.

Notes will be originally issued and available in uncertified book-entry form ("Book-entry Notes") through the Federal Reserve Bank of New York and held by certain financial institutions as Holding Institutions and as depositories for Euroclear Bank NV/SA and Clearstream Banking, société anonyme, Luxembourg. Book-entry Notes will be exchangeable in like aggregate principal amount without charge pursuant to the provisions of "Exchanges and Transfers". After original issuance, all Book-entry Notes will continue to be held by such Holding Institutions and will not be exchangeable for Notes in definitive form. A "Holding Institution" is a depository or other designated institution that has an appropriate book-entry account with a Federal Reserve Bank or Branch. See Pricing Supplement, Description of the Notes and Terms and Conditions of the Notes, Conditions 1 and 7.

(b) Interest Rate/Interest Payment Date. 3.50 per cent per annum payable semi-annually in arrears on May 15 and November 15 in each year, commencing November 15, 2008. See, Pricing Supplement, Description of the Notes.

(c) Maturity Date. May 15, 2013.

(d) Redemption Provisions/Amortization Provisions. The Notes are not redeemable prior to maturity. See Pricing Supplement, Terms and Conditions of the Notes, Condition 4.

(e) Kind and Priority of Liens. Not applicable.

(f) Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Pricing Supplement, Terms and Conditions of the Notes, Condition 2.

(g) Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Uniform Fiscal Agency Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Pricing Supplement, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 31.

(h) Other Material Provisions. Application has been made to list the Notes on the Luxembourg Stock Exchange.

(i) Fiscal/Paying Agent. The Fiscal Agent is the Federal Reserve Bank of New York, 33 Liberty Street, New York, N.Y. 10045; the Listing Agent (Luxembourg), Paying Agent and Transfer Agent is Dexia Banque Internationale à Luxembourg, S.A., 69 route d'Esch, Luxembourg, L-2450, Luxembourg.

Item 2. Distribution of Obligations

(a) Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealers party to the Terms Agreement, have severally agreed to purchase the Notes at an aggregate purchase price of 99.546 per cent of the aggregate principal amount of the Notes. See p. 1 of the Terms Agreement.

(b) Stabilization Provisions. J.P. Morgan Securities Ltd. has been appointed Stabilization Manager.

(c) Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3. Distribution Spread

See Pricing Supplement, "Provisions Relating to Distribution".

Item 4. Discounts and Commissions to Sub-Underwriters and Dealers

See Item 2(a) above.

Item 5. Other Expenses of Distribution

Not applicable.

Item 6. Application of Proceeds

The net proceeds will be used for general operations of the Corporation in accordance with its Articles.

Item 7. Exhibits

A. Information Statement (April 25, 2008);[1]

B. Prospectus (November 17, 1999);[2]

C. Program Agreement and Standard Provisions (as of November 17, 1999)[2];

D. Uniform Fiscal Agency Agreement (effective July 20, 2006);[3]

E. Amendment No. 1 to Program Agreement (as of December 31, 2001);[4]

F. Resolution No. IFC 2007-0055 adopted June 29, 2007 by the Board of Directors of the Corporation;

G. Pricing Supplement (as of April 21, 2008);

H. Terms Agreement (as of April 21, 2008);

I. Legal Opinion of Jennifer A. Sullivan, General Counsel of the Corporation dated April 28, 2008;

J. Legal Opinion of Jennifer A. Sullivan, General Counsel of the Corporation dated April 28, 2008; and

K. Certificate of an Officer of IFC pursuant to clause 6.1 of the Standard Provisions dated April 28, 2008.

---

[1] Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated April 28, 2008.

[2] Filed on December 20, 1999.

[3] Filed on August 14, 2006.

[4] Filed on April 15, 2003.



International Finance Corporation
World Bank Group

INTERNATIONAL FINANCE CORPORATION

RESOLUTION NO. IFC 2007-0055

FY08 Funding Authorization

WHEREAS, the Corporation has determined that it is in the Corporation's best interest to borrow funds in various markets or from other sources in specified currencies or currency units from time to time and, for that purpose, to issue its notes, bonds, structured debt instruments or other evidences of indebtedness ("Obligations");

WHEREAS, by Resolution No. IFC 97-26, approved by the Board of Directors on June 19, 1997, the Corporation is authorized to repurchase, redeem or tender for, from time to time, outstanding Obligations issued by the Corporation in various markets and denominated in various currencies or currency units;

WHEREAS, the Corporation has determined that it is in its best interest to be able to increase its funding authority during FY08 in order to prefund a portion of the Corporation's FY09 borrowing requirements after completion of the FY08 funding program;

NOW, THEREFORE, BE IT RESOLVED AS FOLLOWS:

(A) THAT, during the period from July 1, 2007 through June 30, 2008 (both dates inclusive), the Corporation is authorized to borrow, in various markets or from other sources (including without limitation from the International Bank for Reconstruction and Development ("IBRD"), to the extent separately authorized by the Board of Directors of IBRD and the Corporation) and in various currencies or currency units, and for that purpose to issue its Obligations, in an aggregate principal amount (or in the case of zero coupon or deep discount Obligations the aggregate gross proceeds) not to exceed US$5,000,000,000 equivalent, determined by any Authorized Officer (defined in paragraph (G) below) on the basis of exchange rates prevailing as of the dates on which the financial terms of the respective borrowings are agreed, such Obligations to be in such form and denominations, and to bear such interest rate, maturity and other terms, as shall be approved by any Authorized Officer;

(B) THAT, during the period from July 1, 2007 through June 30, 2008 (both dates inclusive), subject to completion of its FY07 funding program in accordance with the authority granted under paragraph (A) above, and for purposes of prefunding a portion of the Corporation's FY09 borrowing requirement, the Corporation is authorized to borrow, in various markets and from other sources and in various currencies or currency units, and for that purpose to issue its Obligations in an aggregate principal amount (or, in the case of zero coupon or deep discount Obligations, the aggregate gross proceeds) not to exceed US$1,000,000,000 equivalent, determined by any Authorized Officer on the basis of exchange rates prevailing as of the dates on which the financial terms of the respective borrowings are agreed, such Obligations to be in such form and denominations, and to bear such interest rate, maturity and other terms, as shall be approved by any Authorized Officer;

(C) THAT, with respect to any issue of Obligation under the terms and conditions of which the Corporation is obligated or may elect to redeem or prepay such Obligation before maturity, any Authorized Officer is hereby authorized, in the name and on behalf of the Corporation, to elect to redeem and to call for redemption and redeem, or to prepay such Obligations upon the terms and conditions specified therein, at such time or times as such Authorized Officer shall deem advisable, in accordance with the mandatory or optional redemption or prepayment provisions of such Obligation;

(D) THAT, during the period from July 1, 2007 through June 30, 2008 (both dates inclusive), the Corporation is authorized to borrow such additional amounts (determined by any Authorized Officer on the basis of exchange rates prevailing as of the dates on which the financial terms of the respective borrowings are agreed), and for that purpose issue and sell additional Obligations, in an aggregate principal amount (or, in the case of zero coupon or deep discount Obligations, the aggregate gross proceeds) not to exceed the aggregate principal amount of the Obligations prepaid, repurchased, redeemed or tendered for by the Corporation during the same period pursuant to authority granted under paragraph (C) above;

(E) THAT, subject to receipt of requisite approvals from member governments pursuant to the Corporation's Articles of Agreement, any Authorized Officer is authorized, in the name and on behalf of the Corporation, to offer and sell all or any part of the Obligations authorized under paragraphs (A), (B), (C) or (D), at such price and on such terms, to such purchasers and upon such other terms and conditions as shall be approved by such Authorized Officer, and, in connection with such offer and sale, any Authorized Officer is hereby authorized, in the name and on behalf of the Corporation, to: (i) issue, execute and deliver such Obligations, and receive, or arrange for receipt of, payment therefore; (ii) issue and/or publish, or authorize the issuance and/or publication, of any prospectus, offering circular or other offering documentation relating to such Obligations; (iii) apply, if necessary,

for the listing of such Obligations or on appropriate stock exchanges; and/or (iv) enter into, execute and deliver such agreements, instruments and other documents, and to take such other action, as such Authorized Officer shall deem necessary or advisable, in order fully to carry into effect the transactions authorized by this Resolution;

(F) THAT, with respect to Obligations, or coupons issued in connection therewith, any Authorized Officer may sign by manual or facsimile signature; and

(G) THAT, as used herein, the term "Authorized Officer" means any of the following officers of the Corporation, acting jointly or severally, in the name and on behalf of the Corporation: (i) the President, the Executive Vice President and any Vice President of the Corporation; and (ii) any other officer of the Corporation designated in writing for this purpose by the President, the Executive Vice President or any Vice President of the Corporation.

ANNEX G

EXECUTION COPY

Pricing Supplement dated as of April 21, 2008

International Finance Corporation

Global Medium-Term Note Program

Series No: 796

U.S.$1,000,000,000 3.50 per cent Global Notes due May 15, 2013

Issue price: 99.646 per cent

JPMorgan
Nomura Securities

BNP PARIBAS
Citi
Daiwa Securities SMBC Europe
HSBC
Morgan Stanley
UBS Investment Bank

This document ("Pricing Supplement") is issued to give details of an issue of Notes (the "Notes") by International Finance Corporation (the "Corporation") under its Global Medium-Term Note Program and to provide information supplemental to the Prospectus referred to below.

This Pricing Supplement supplements the terms and conditions set out in the Prospectus dated November 17, 1999, which is made a part hereof as if set forth herein and all documents incorporated by reference therein (collectively, the "Prospectus"), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, capitalized terms used herein have the same meaning as in the Prospectus.

The issue of the Notes was authorized by a resolution of the Board of Directors of the Corporation, Resolution No. 2007-0055 of the Corporation dated June 29, 2007.

This Pricing Supplement does not constitute, and may not be used for the purposes of, an offer or solicitation by anyone in any jurisdiction in which such offer or solicitation is not authorized or to any person to whom it is unlawful to make such offer or solicitation, and no action is being taken to permit an offering of the Notes or the distribution of this Pricing Supplement in any jurisdiction where such action is required.

THE NOTES ARE NOT REQUIRED TO BE AND HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). THE DISTRIBUTION OF THIS PRICING SUPPLEMENT OR THE PROSPECTUS AND THE OFFERING OR SALE OF THE NOTES IN CERTAIN JURISDICTIONS MAY BE RESTRICTED BY LAW. PERSONS INTO WHOSE POSSESSION THIS PRICING SUPPLEMENT OR THE PROSPECTUS COMES ARE REQUIRED BY THE CORPORATION, THE DEALERS AND THE ARRANGER (AS DEFINED IN THE PROSPECTUS) TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY SUCH RESTRICTION. FOR A DESCRIPTION OF CERTAIN RESTRICTIONS ON OFFERS AND SALES OF NOTES AND ON DISTRIBUTION OF THIS PRICING SUPPLEMENT OR THE PROSPECTUS, SEE "PLAN OF DISTRIBUTION" IN THE PROSPECTUS.

THE NOTES ARE NOT OBLIGATIONS OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

DESCRIPTION OF THE NOTES

The U.S.$1,000,000,000 3.50 per cent Global Notes due May 15, 2013 (the "Notes") will be direct, unconditional, general and unsecured obligations of the Corporation ranking *pari passu* and without any preference among themselves and *pari passu* with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. Interest on the Notes at a rate of 3.50 per cent per annum will accrue from and including April 28, 2008 (the "Issue Date") to but excluding their date of maturity and will be payable in U.S. dollars semi-annually in arrear on each May 15 and November 15 of each year, commencing November 15, 2008 (the first interest payment is in respect of a period longer than semi-annual).

Original Issuance

On original issuance, all Notes will be issued as Book-entry Notes through the Federal Reserve Bank of New York and held by certain financial institutions as Holding Institutions and as depositories for Euroclear Bank NV/SA ("Euroclear"), and Clearstream Banking, société anonyme ("Clearstream"). After original issuance, all Book-entry Notes will continue to be held by such Holding Institutions and will not be exchangeable for Notes in definitive form. The terms "Book-entry Notes" and "Holding Institutions" are defined under "Terms and Conditions" below.

Book-entry System

The Federal Reserve Bank of New York, as Fiscal Agent, will take delivery of and hold Book-entry Notes as record owner and custodian for Holding Institutions located in the Second Federal Reserve District. Holding Institutions located in other Federal Reserve Districts can hold Book-entry Notes through their respective Federal Reserve Bank or Branch. Transfers of Book-entry Notes between Holding Institutions can be made through the Federal Reserve Book-entry System.

The aggregate holdings of Book-entry Notes of each Holding Institution will be reflected in the book-entry account of such Holding Institution with its Federal Reserve Bank or Branch. Each Holding Institution, and each other intermediate holder in the chain to the ultimate beneficial owner, will have the responsibility of establishing and maintaining accounts for its customers having interests in Book-entry Notes. With respect to Book-entry Notes, Federal Reserve Banks will be responsible only for maintaining the book-entry accounts of Holding Institutions, effecting transfers on the books of the Federal Reserve Banks, ensuring that payments from the Corporation, through the Federal Reserve Bank of New York, are credited to appropriate Holding Institutions, transmitting to the Corporation, through the Federal Reserve Bank of New York, any notices received from holders of Book-entry Notes pursuant to the provisions described under "Terms and Conditions—Events of Default" and transmitting to Holding Institutions any notices required under any repurchase or redemption provisions of the Notes. Federal Reserve Banks will act only on the instructions of Holding Institutions for which they maintain Book-entry Notes. The Federal Reserve Banks will not record pledges of Book-entry Notes.

The Corporation will not impose fees in respect of Book-entry Notes; however, owners of Book-entry Notes may incur fees payable in respect of the maintenance and operation of the book-entry accounts in which such Book-entry Notes are held.

TERMS AND CONDITIONS

The following is the text of the terms and conditions that will apply to the Notes to which this Pricing Supplement relates. This text supersedes and replaces the section entitled "Terms and Conditions of the Notes" in the Prospectus in its entirety.

1. Aggregate Principal Amount, Form and Denominations

Each Note is one of an authorized issue of Notes in the aggregate principal amount of US$1,000,000,000 known as the IFC U.S.$1,000,000,000 3,50 per cent Global Notes due May 15, 2013.

Notes will be originally issued and available only in uncertificated book-entry form ("Book-entry Notes"), in denominations of US$1,000 or any integral multiple thereof. Book-entry Notes will be exchangeable in like aggregate principal amount without charge pursuant to the provisions of "Exchanges and Transfers".

2. Status

The Notes constitute direct, unconditional, general and unsecured obligations of the Corporation ranking *pari passu* and without any preference among themselves and *pari passu* with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation.

THE NOTES ARE NOT OBLIGATIONS OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

3. Payments of Principal and Interest

The principal of and interest on the Notes will be payable at a designated office or agency of the Corporation in New York City in such coin or currency of the United States of America as at the time of payment is legal tender for public and private debts ("U.S. dollars" or "U.S.$"); provided that, at the Corporation's option, principal of and interest on Book-entry Notes may be paid by credit to Federal Reserve Bank or Branch accounts of Holding Institutions (as defined below) holding such Book-entry Notes (including as depositories for Euroclear and Clearstream, for the benefit of holders of Notes through Euroclear and Clearstream, respectively). A "Holding Institution" is a depository or other designated institution that has an appropriate book-entry account with a Federal Reserve Bank or Branch. The Federal Reserve Bank of New York, 33 Liberty Street, New York, New York 10045, will act as the Corporation's fiscal agent (the "Fiscal Agent") for the Notes pursuant to a Fiscal Agency Agreement.

If any date for payment in respect of any Note is not a day on which the Federal Reserve Bank of New York is open for business (a "Federal Reserve Business Day"), the holder thereof shall not be entitled to payment until the next following Federal Reserve Business Day, and no further interest shall be paid in respect of the delay in such payment.

The Notes will bear interest from and including April 28, 2008 to but excluding their date of maturity at the rate of 3.50 per cent per annum, payable semi-annually in arrear on each May 15 and November 15 of each year, commencing November 15, 2008 (the first interest payment is in respect of a period longer than semi-annual). Should the Corporation fail to redeem the Notes when due, interest shall not cease to accrue but shall continue to accrue until the actual redemption of the Notes but not beyond the fifteenth day after a publication is made by the Fiscal Agent to the effect that the necessary funds for redemption have been provided to the Fiscal Agent. Where interest is to be calculated in respect of a period of other than one year, it will be calculated on the basis of a 360 day year of 12 months of 30 days each.

4. Redemption and Purchase

Unless previously purchased and cancelled, the Notes will be redeemed by the Corporation at maturity on May 15, 2013 at 100 per cent of their principal amount. The Notes are not redeemable prior to maturity. The Corporation may at any time purchase Notes at any price in the open market or otherwise. Notes purchased by the Corporation may be surrendered for cancellation.

5. Title

The Corporation may deem and treat the Federal Reserve Bank of New York, in respect of all Book-entry Notes, as the absolute owner thereof for all purposes whatsoever notwithstanding any notice to the contrary; and all payments to or on the order of the Federal Reserve Bank of New York and such registered owner, respectively, shall be valid and effectual to discharge the liability of the Corporation upon the Book-entry Notes to the extent of the sum or sums so paid. As custodian of Book-entry Notes, the Federal Reserve Bank of New York may deem and treat the other Federal Reserve Banks and Branches, and Holding Institutions located in the Second Federal Reserve District, holding any Book-entry Note as the absolute owner thereof for all purposes whatsoever notwithstanding any notice to the contrary; and all payments to or on the order of such Federal Reserve Banks or Branches or Holding Institutions, as the case may be, will be valid and effectual to discharge the responsibility of the Federal Reserve Bank of New York with respect to such Book-entry Note to the extent of the sum or sums so paid.

6. Record Date

The record date for the purpose of payment of interest or principal on the Notes shall be as of the close of business at the Federal Reserve Bank of New York on the day preceding any interest payment date for holders of Book-entry Notes. If any such day is not a Federal Reserve Business Day, the record date shall be the next preceding Federal Reserve Business Day.

7. Exchanges and Transfers

Book-entry Notes may be transferred between Holding Institutions, in Federal Reserve Districts where the respective Federal Reserve Banks have adopted appropriate procedures, in accordance with such procedures. Transfers of Book-entry Notes between holders through Euroclear or Clearstream and holders through Holding Institutions will be effected through the book-entry accounts of the Holding Institutions with the Federal Reserve Bank of New York, thereby increasing or decreasing each Holding Institution's respective holdings of the Notes on behalf of Euroclear or Clearstream. Notes may be transferred between participants within Euroclear and within Clearstream, and between Euroclear and Clearstream participants, in accordance with procedures established for this purpose from time to time by Euroclear and Clearstream.

8. Events of Default

If the Corporation shall either (a) fail to pay when due the principal of, premium (if any), or interest on any Note or (b) fail to pay when due in aggregate an amount equal to or exceeding U.S.$20,000,000 or its equivalent in any other relevant currency or currencies of the principal of, premium (if any), or interest on, any Note of another series, or any notes, bonds or similar obligations (other than the Notes) which shall have been issued, assumed or guaranteed by the Corporation and, in either case, such failure shall continue for a period of 90 days, then at any time thereafter and during the continuance of such failure, the holder of any Note may deliver or cause to be delivered (through the holder, if any, immediately preceding it and any other intermediate holder in the chain to the Federal Reserve Bank of New York, and then through the Federal Reserve Bank of New York) to the Corporation at its principal office in the City of Washington, District of Columbia, United States of America, written notice that such holder elects to declare all Notes held by it (the CUSIP number and aggregate principal amount of which shall be set forth in such notice) to be due and payable, and on the thirtieth day after such notice shall be

so delivered to the Corporation, such Notes shall become due and payable together with accrued interest thereon, unless prior to that time all such defaults theretofore existing shall have been cured.

9. Notices

All notices regarding the Notes shall be published (a) so long as the Notes are listed on the Regulated Market of the Luxembourg Stock Exchange, on the Luxembourg Stock Exchange website (www.bourse.lu) or in a leading daily newspaper in either the French or German language and of general circulation in Luxembourg and (b) in a leading daily newspaper in the English language and of general circulation in New York. It is expected that such notices will normally be published in the *d'Wort* in Luxembourg and *The Wall Street Journal* in New York.

10. Taxation

United States Internal Revenue Service Circular 230 Notice: To ensure compliance with United States Internal Revenue Service Circular 230, prospective holders are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement or any document referred to herein is not intended or written to be used, and cannot be used by prospective holders for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective holders should seek advice based on their particular circumstances from an independent tax advisor.

The Notes (and any interest thereon) are not exempt from taxation generally.

Under the Articles of Agreement constituting the Corporation, the Corporation is not under any obligation to withhold or pay any tax imposed by any member country in respect of the Notes. Accordingly, payments in respect of principal, premium (if any), and interest due on the Notes will be paid to the Fiscal Agent without deduction in respect of any such tax.

Under the Articles of Agreement constituting the Corporation, payments in respect of principal, premium (if any), and interest due on the Notes are not subject to any tax by a member (i) which tax discriminates against the Notes solely because they are issued by the Corporation, or (ii) if the sole jurisdiction basis for the tax is the place or currency in which the Notes are issued, made payable or paid, or the location of any office or place of business maintained by the Corporation.

Please refer to the Prospectus for a discussion of relevant U.S. Federal tax laws.

11. Further Issues

The Corporation may from time to time without the consent of the holders of the Notes create and issue further Notes so as to form a single issue with the Notes.

12. Governing Law

The validity and the terms and conditions of the Notes will be governed by the laws of the State of New York.

PROVISIONS RELATING TO DISTRIBUTION

a.	(i)	If syndicated, names of Managers:	J.P. Morgan Securities Ltd. Nomura International plc BNP Paribas Securities Corp. Citigroup Global Markets Inc. Daiwa Securities SMBC Europe Limited HSBC Bank plc Morgan Stanley & Co. International plc UBS Limited
	(ii)	Stabilizing Manager:	J.P. Morgan Securities Ltd.
	(iii)	Commissions and Concessions:	Combined management and underwriting commission and selling concession of 0.100 per cent of the principal amount of the Notes.

b.	Additional selling restrictions:	The paragraph contained in the "Sales Restrictions" section set out under the heading "United Kingdom" in the section entitled "Plan of Distribution" in the Prospectus shall be deemed to be deleted and replaced with the following: "Each of the Managers has represented and agreed that (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Issuer, and (ii) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom." The paragraph contained in the "Sales Restrictions" section set out under the heading "Singapore" in the section entitled "Plan of Distribution" in the Prospectus shall be deemed to be deleted and replaced with the following: "This Pricing Supplement and the Prospectus in relation to the issue of the Notes have not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each Manager represents, warrants and agrees that it has not offered or sold any Notes or caused the Notes to be made the subject of an invitation for subscription or purchase nor will it offer or sell the Notes or cause the Notes to be made the subject of an invitation for subscription or purchase, nor has it circulated or distributed nor will it circulate or distribute this Pricing Supplement, the Prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA."

The paragraph contained in the "Sales Restrictions" section set out under the heading "France" in the section entitled "Plan of Distribution" in the Prospectus shall be deemed to be deleted and replaced with the following: "Each Manager understands that any offer of the Notes in France pursuant to this Pricing Supplement and the Prospectus falls within Article L.411-2 of the *Code monétaire et financier*, and that neither this Pricing Supplement nor the Prospectus have been reviewed by the *Autorité des marchés financiers*."

The paragraph contained in the "Sales Restrictions" section set out under the heading "Japan" in the section entitled "Plan of Distribution" in the Prospectus shall be deemed to be deleted and replaced with the following: "Each Manager understands that the Notes have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, each Manager undertakes that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person except under circumstances which will result in compliance with all applicable laws, regulations and guidelines promulgated by the relevant Japanese governmental and regulatory authorities and in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan."

OPERATIONAL INFORMATION

a.	(i) ISIN:	US45950KAT79
	(ii) CUSIP:	45950KAT7
b.	Common Code:	036078235
c.	Delivery:	Delivery against payment

OTHER RELEVANT TERMS

a.	Listing:	The Regulated Market of the Luxembourg Stock Exchange

STABILIZING

In connection with this issue and for a limited period after the issue date, the Stabilizing Manager may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that which might otherwise prevail. There may be, however, no obligation on the Stabilizing Manager to do this. Such stabilizing, if commenced, may be discontinued at any time, and must be brought to an end after a limited period.

MATERIAL ADVERSE CHANGE STATEMENT

There has been no material adverse change in the financial position or prospects of the Corporation since the date of the Financial Statements included in the most recently published Information Statement of the Corporation.

RECENT DEVELOPMENTS

On November 21, 2007, the Corporation decided to restate the audited consolidated financial statements for its last three fiscal years ended June 30, 2007, and to delay the completion of its consolidated condensed financial statements for the first quarter of the fiscal year ended September 30, 2007. On February 12, 2008, the Corporation issued its restated audited consolidated financial statements for its last three fiscal years ended June 30, 2007, and on February 13, 2008, the Corporation issued its consolidated condensed financial statements for the three months ended September 30, 2007. As a result of this process, the completion of the Corporation's consolidated condensed financial statements for the three and six months ended December 31, 2007 was also delayed; these financial statements were issued on March 21, 2008.

As disclosed in Note X to the Corporation's restated FY07 consolidated financial statements, historically, the Corporation has not bifurcated certain embedded derivatives or accounted for certain derivatives associated with its loans, debt securities and equity investments. These comprise put options, call options, income participation features, prepayments, warrants and loan conversion features. The Corporation has determined that, in accordance with SFAS No. 133, certain of these should have been accounted for as derivatives, resulting in the recording of derivative assets and liabilities, measured at fair value. This application of SFAS No. 133 resulted in a restatement of previously reported results. This restatement, necessary to correct the historical application, results in an increase in reported retained earnings at July 1, 2004 of $24 million, and the following changes in reported net income for the periods presented in the restated FY07 consolidated financial statements:

a decrease in net income of $106 million for the year ended June 30, 2007;
a decrease in net income of $14 million for the year ended June 30, 2006; and
a decrease in net income of $1 million for the year ended June 30, 2005.

The Corporation has also determined that, in accordance with SFAS No 115, certain loans in the amount of $94 million at June 30, 2007 should have been reclassified as debt securities. The Corporation has further determined that the carrying value of debt securities should have been decreased by $16 million at June 30, 2007 (increased by $56 million - June 30, 2006) to reflect fair value at the respective dates. These applications of SFAS No. 115 resulted in a restatement, necessary to correct the historical application, of previously reported net income and other comprehensive income for the periods presented in the restated FY07 consolidated financial statements:

a decrease in net income of $22 million *for the year ended June 30, 2007;*
a decrease in other comprehensive income of $50 million for the year ended June 30, 2007; and
an increase in other comprehensive income of $56 million for the year ended June 30, 2006.

The quarterly results for all impacted interim periods in the years ended June 30, 2007 and June 30, 2006 have also been restated. See Note Y - Selected Quarterly Financial Data to the restated FY07 consolidated financial statements for an analysis of the changes and a reconciliation of amounts *previously reported and the restated amounts presented* in these restated consolidated financial statements.

In connection with the restatement, the Corporation has identified a material weakness in its internal control over financial reporting and as a result has concluded that it did not maintain effective internal control over external financial reporting presented in conformity with accounting principles generally accepted in the United States. Accordingly, the Corporation is implementing improvements to internal controls and procedures over the accounting for derivative instruments associated with the investment portfolio.

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Pricing Supplement which, *when read together with the Prospectus referred* to above, contains all that is material in the context of the issue of the Notes.

Signed on behalf of the Corporation:

By: ______________________
Duly authorized signatory

PRINCIPAL OFFICE
OF THE CORPORATION
International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, DC 20433
U.S.A.

FISCAL AGENT
Federal Reserve Bank of New York
33 Liberty Street
New York, N.Y. 10045

LISTING AGENT (LUXEMBOURG), PAYING AGENT
AND TRANSFER AGENT
Dexia Banque Internationale à Luxembourg, société anonyme
69 route d'Esch
Luxembourg, L-2450
Luxembourg

AUDITORS TO THE CORPORATION
Deloitte & Touche LLP
Suite 500
555 12th Street, N.W.
Washington, D.C. 20004
U.S.A.

LEGAL ADVISERS TO THE MANAGERS
In respect of United States Law
Sullivan & Cromwell LLP
1701 Pennsylvania Avenue, N.W.
Washington, DC 20006
U.S.A.

ANNEX H

EXECUTION COPY

**TERMS AGREEMENT NO. 796 UNDER
THE STANDARD PROVISIONS**

Dated as of April 21, 2008

International Finance Corporation
2121 Pennsylvania Avenue, N.W.
Washington, D.C. 20433

1 The undersigned agree to purchase from you (the "**Corporation**") the Corporation's U.S.$1,000,000,000 3.50 per cent Global Notes due May 15, 2013 (the "**Notes**") described in the Pricing Supplement, dated as of the date hereof in the form of Annex I hereto (the "**Pricing Supplement**") on April 28, 2008 (the "**Settlement Date**") at an aggregate purchase price of US$995,460,000 (which is 99.546 per cent of the aggregate principal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of November 17, 1999 (as amended from time to time, the "**Standard Provisions**"), incorporated herein by reference. In so purchasing the Notes, each of the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2 When used herein and in the Standard Provisions as so incorporated, the term "**Notes**" refers to the Notes as defined herein and the term "**Dealer(s)**" refers to the undersigned. All other terms defined in the Prospectus, the Pricing Supplement relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3 The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term "Prospectus" revised to read the "Prospectus as amended and supplemented with respect to Notes at the date hereof") are true and correct on the date hereof.

4 The obligation of each of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation's representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation's performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer's certificate of the Corporation substantially in the form referred to in Clause 6.1, and the secretary's certificate of the Corporation referred to in Clause 6.2, of the Standard Provisions, dated as of the Settlement Date.

5 The obligation of each of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of (i) a comfort letter of the Corporation's accountants addressed to the undersigned and dated the Settlement Date, and (ii) the validity opinion of

the Corporation's internal counsel (or a reliance letter relating thereto) referred to in Clause 6.3 of the Standard Provisions; provided, the delivery of such validity opinion (or a reliance letter relating thereto) by the Corporation shall be subject to the condition that counsel to the undersigned also shall have delivered a validity opinion (or a reliance letter relating thereto) to the undersigned on the Settlement Date; (iii) the disclosure letter of the corporation's internal counsel referred to in Clause 6.5 of the Standard Provisions; and (iv) the disclosure letter of Sullivan & Cromwell LLP referred to in Clause 6.5 of the Standard Provisions.

6 The Corporation agrees that it will issue the Notes; and each of the Managers named below severally and not jointly agrees to purchase the principal amount of the Notes set forth opposite its name on Schedule I hereto, at the purchase price specified above (being equal to the issue price of 99.646 per cent less a combined management and underwriting commission and selling concession of 0.100 per cent of the principal amount).

7 Payment for and delivery of the Notes shall be made each against the other on the Settlement Date. The Notes shall be delivered in Book-entry form to the following account at the Federal Reserve Bank of New York: ABA No. 021000021 JPMCHASE/LDSL; and payment for the Notes shall be effected by transfer of the purchase price specified above in immediately available funds to the Corporation's account at the Federal Reserve Bank of New York: ABA No. 021-082-162.

8 In accordance with the provisions of Clause 4.6 of the Standard Provisions, the Managers have appointed J.P. Morgan Securities Ltd. as Stabilizing Manager with respect to this issue of Notes.

9 The Corporation hereby appoints each of the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. Each of the undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

10 In consideration of the Corporation appointing each of the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, each of the undersigned hereby undertakes for the benefit of the Corporation and each of the other Dealers, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

11 Each of the undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of each of the undersigned which have arisen prior to such termination.

12 For purposes hereof, the notice details of each of the undersigned are set out in Schedule II hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

13 If a default occurs with respect to one or more of the several underwriting commitments to purchase any Notes under this Agreement, Managers who have not defaulted with respect to their respective several underwriting commitments will take up and pay for, as nearly as practicable in proportion to their respective several underwriting commitments, Notes as to which such default occurred, up to but not exceeding in the aggregate 20 per cent of the principal amount of the Notes for which the non-defaulting Managers were originally committed; *provided, however,* that if the aggregate principal amount of Notes as to which such default occurred exceeds 16.667 per cent of the principal amount of the Notes, the non-defaulting Managers shall be entitled to terminate this Agreement without any liability on the part of any non-defaulting Managers. Nothing herein will relieve a defaulting Manager from liability for its default.

14 This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

15 This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

J.P. Morgan Securities Ltd.
Nomura International plc
BNP Paribas Securities Corp.
Citigroup Global Markets Inc.
Daiwa Securities SMBC Europe Limited
HSBC Bank plc
Morgan Stanley & Co. International plc
UBS Limited

By: **J.P. MORGAN SECURITIES LTD.**

By: [signature]
Name: ELIZABETH NEWTON
Title: Attorney in Fact for each of the Several Managers named above

CONFIRMED AND ACCEPTED, as of the date first written above:

INTERNATIONAL FINANCE CORPORATION

By: [signature]
Name:
Title:

DC_LAN01:232100

SCHEDULE I

Joint Lead Managers	Underwriting Commitments (USD) in Principal Amount of Notes
J.P. Morgan Securities Ltd.	$470,000,000
Nomura International plc	$470,000,000
Co-Managers	
BNP Paribas Securities Corp.	$10,000,000
Citigroup Global Markets Inc.	$10,000,000
Daiwa Securities SMBC Europe Limited	$10,000,000
HSBC Bank plc	$10,000,000
Morgan Stanley & Co. International plc	$10,000,000
UBS Limited	$10,000,000
Total:	**$1,000,000,000**

SCHEDULE II

Notice Details of each Lead Manager:

J.P. Morgan Securities Ltd.

125 London Wall

London EC2Y 5AJ

England

Attention: Euro Medium Term Note Desk

Tel: 44 207 779 3469

Fax: 44 207 777 9153

Nomura International plc

Nomura House

1 St. Martin's-le-Grand

London EC1A 4NP

England

Attention: MTN Trading

Tel: 44 207 521 5652

Fax: 44 207 521 2616

International Finance Corporation
World Bank Group

ANNEX I

April 28, 2008

J.P. Morgan Securities Ltd.
Nomura International plc
on behalf of the Managers

c/o J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

International Finance Corporation
US$1,000,000,000 3.50 per cent
Global Notes due May 15, 2013 (the "Notes")
Series 796 issued pursuant to its
Global Medium-Term Note Program

Ladies and Gentlemen:

I am the General Counsel of International Finance Corporation (the "Corporation") and, as such, I am delivering this opinion to you today in connection with the issue and sale today by the Corporation of its US$1,000,000,000 3.50 per cent Global Notes due May 15, 2013 (the "Notes"), under the Standard Provisions dated as of November 17, 1999, as amended by Amendment No. 1 to Program Agreement, dated as of December 31, 2001 (the "Standard Provisions"), and the Terms Agreement dated as of April 21, 2008, between the Corporation and the Managers listed on Schedule A hereto (the "Terms Agreement"). Capitalized terms used in this opinion without definition have the respective meanings specified in the Standard Provisions.

In so acting I have reviewed (i) the proceedings of the Corporation authorizing the issuance of the Notes, and (ii) the documents relating to the issuance and sale of the Notes. The Notes will be issued as Book-entry Notes through the Federal Reserve Bank of New York.

In connection with such review, I have examined among other things:

(a) the Articles of Agreement, By-Laws and Rules of Procedure for Meetings of the Board of Directors of the Corporation;

(b) Resolution No. IFC 2007-0055 approved by the Board of Directors of the Corporation on June 29, 2007, relating, inter alia, to the authorization, creation, execution, issue and sale of the Notes;

(c) the Standard Provisions, including the forms of Terms Agreement and Appointment Agreement attached thereto;

(d) the Program Agreement dated as of November 17, 1999, as amended by Amendment No. 1 to Program Agreement, dated as of December 31, 2001, between the Corporation and Morgan Stanley & Co. International Limited (the "Program Agreement");

(e) the Uniform Fiscal Agency Agreement effective July 20, 2006 between the Corporation and the Federal Reserve Bank of New York, as Fiscal Agent (the "Uniform Fiscal Agency Agreement");

(f) the Prospectus dated November 17, 1999 (the "Prospectus");

(g) the Pricing Supplement dated as of April 21, 2008;

(h) the Terms Agreement; and

(i) such other documents relating to the authorization, creation, execution, issue, sale and delivery of the Notes, and the authorization and execution of the Terms Agreement, Pricing Supplement, Program Agreement and the Uniform Fiscal Agency Agreement, and such other documentation as I have deemed necessary or appropriate for the purposes of this opinion.

Based upon the foregoing and such legal considerations as I deem relevant, I am of the opinion that:

(i) the Corporation is an international organization duly established and existing under its Articles of Agreement;

(ii) the Corporation has obtained all governmental approvals and other consents, approvals and other authorizations required pursuant to the Articles of Agreement for the execution and delivery by it of the Terms Agreement and the Pricing Supplement and for the creation, execution, issue, sale and delivery of the Notes;

(iii) the Corporation has full legal capacity under its Articles of Agreement to enter into, and perform its obligations under, execute and carry out the terms of the Terms Agreement and the Uniform Fiscal Agency Agreement, to execute the Pricing Supplement and to execute, deliver and perform its

obligations under any Notes, and to carry out the terms of the Notes as set forth in the Pricing Supplement;

(iv) the Notes have been duly authorized, issued and delivered and constitute valid and legally binding obligations of the Corporation in accordance with their terms;

(v) the Pricing Supplement and the Terms Agreement have been duly authorized, executed and delivered by the Corporation;

(vi) the Program Agreement has been duly authorized, executed and delivered by the Corporation;

(vii) the Uniform Fiscal Agency Agreement has been duly authorized, executed and delivered by the Corporation and assuming due authorization, execution and delivery thereof by the other parties thereto, the Uniform Fiscal Agency Agreement constitutes a valid and legally binding obligation of the Corporation;

(viii) after giving effect to the issue and sale of the Notes, the Corporation will be in compliance with the borrowing limitations set forth in Article III, Section 6(i) of its Articles of Agreement;

(ix) under existing law it is not necessary in connection with the public offering and sale of the Notes to register the Notes under the U.S. Securities Act of 1933, as amended; and

(x) the Corporation will have filed as of the date hereof with the United States Securities and Exchange Commission a report containing the information and documents specified in Schedule A of Part 289 of Title 17, Chapter II of the Code of Federal Regulations, in connection with the sale of the Notes pursuant to the Program Agreement and the Terms Agreement.

In giving the opinions stated in paragraphs (iii), (iv), (v), (vi) and (vii) hereof, I express no opinion as to New York law, which law is expressed to govern the Uniform Fiscal Agency Agreement, the Terms Agreement and the Notes, respectively, and as to which you have received today an opinion from Sullivan & Cromwell LLP dated the date hereof.

This opinion is addressed to you solely for your benefit and no one, other than yourselves, may rely thereon without my express consent, except that Sullivan & Cromwell LLP, in connection with its legal opinion dated the date hereof, may rely on the opinion set forth herein.

Very truly yours,

Jennifer A. Sullivan
General Counsel

SCHEDULE A

J.P. Morgan Securities Ltd.

Nomura International plc

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Daiwa Securities SMBC Europe Limited

HSBC Bank plc

Morgan Stanley & Co. International plc

UBS Limited


International
Finance Corporation
World Bank Group

ANNEX J

April 28, 2008

J.P. Morgan Securities Ltd.
Nomura International plc
on behalf of the Managers

c/o J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

International Finance Corporation
US$1,000,000,000 3.50 per cent
Global Notes due May 15, 2013 (the "Notes")
Series 796 issued pursuant to its
Global Medium-Term Note Program

Ladies and Gentlemen:

This is with reference to the Prospectus dated November 17, 1999, as amended or supplemented from time to time, and any documents incorporated therein by reference (collectively, the "Prospectus") of International Finance Corporation (the "Corporation"), relating to the issuance from time to time of Global Medium-Term Notes, and with reference to the Pricing Supplement dated as of April 21, 2008 (the "Pricing Supplement") to the Prospectus in connection with the issue and sale by the Corporation of its US$1,000,000,000 3.50 per cent Global Notes due May 15, 2013 (the "Notes") under the Standard Provisions dated as of November 17, 1999, as amended by Amendment No. 1 to Program Agreement, dated as of December 31, 2001, and the Terms Agreement dated as of April 21, 2008 between the Corporation and the Managers listed on Schedule A hereto.

The Prospectus and the Pricing Supplement have been prepared under my supervision, and I am generally familiar with the operations of the Corporation as a result of the performance of my duties as General Counsel of the Corporation. Although I have not independently verified the accuracy, completeness or fairness of all statements contained in the Prospectus and the Pricing Supplement and do not assume responsibility therefor, nothing has come to my attention which has caused me to believe that the Prospectus read together with the Pricing Supplement, as of the date hereof, contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

2121 Pennsylvania Ave., N.W. • Washington, D.C. 20433 USA • Phone: (202) 477-1234 • Facsimile: (202) 477-6391



This letter does not relate to the financial statements or other financial data contained in the Prospectus or incorporated therein by reference. In rendering the foregoing, we have relied, with their approval, upon the opinion of Sullivan & Cromwell LLP delivered to us dated the date hereof relating to certain tax matters.

This letter is furnished by me as General Counsel of the Corporation addressed to you as Managers and is solely for your benefit.

Very truly yours,

Jennifer A. Sullivan
General Counsel

SCHEDULE A

J.P. Morgan Securities Ltd.

Nomura International plc

BNP Paribas Securities Corp.

Citigroup Global Markets Inc.

Daiwa Securities SMBC Europe Limited

HSBC Bank plc

Morgan Stanley & Co. International plc

UBS Limited


IFC
International
Finance Corporation
World Bank Group

ANNEX K

April 28, 2008

J.P. Morgan Securities Ltd.
Nomura International plc
on behalf of the Managers

c/o J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ
United Kingdom

International Finance Corporation
US$1,000,000,000 3.50 per cent
Global Notes due May 15, 2013 (the "Notes")
Series 796 issued pursuant to its
Global Medium-Term Note Program

Ladies and Gentlemen:

I refer to the Standard Provisions dated as of November 17, 1999, as amended by Amendment No. 1 to the Program Agreement, dated as of December 31, 2001 (the "Standard Provisions") relating to the offering of Global Medium-Term Notes of International Finance Corporation (the "Corporation") and the Terms Agreement dated as of April 21, 2008 between the Corporation and the Managers named therein (the "Terms Agreement") relating to the Notes.

Being a duly authorized signatory, I hereby certify, pursuant to Section 6.1 of the Standard Provisions, that (i) the representations and warranties of the Corporation contained in Clause 2 of the Standard Provisions are true and correct on and as of the date hereof, and (ii) the Corporation has performed all of its obligations to be performed under the Standard Provisions and the Terms Agreement required to be performed on or prior to the date hereof.

Yours faithfully,

INTERNATIONAL FINANCE CORPORATION

By: ______________________
Authorized Signatory

END